FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 2 November 2004

ANZ to develop banking joint venture with Cambodia’s Royal Group

ANZ today announced it had signed a Shareholder’s Agreement with Royal Group, Cambodia’s leading mobile telecommunications company, to establish a joint venture bank in Cambodia.

The joint venture bank will create a retail banking presence which contributes to Cambodia’s economic development through the introduction of a modern payments system to an emerging banking market.

The agreement follows an approach earlier this year by Royal Group to ANZ.  ANZ has developed the opportunity as part of its strategy to establish a small portfolio of lower-risk, consumer-focused growth options in Asia over the medium to long-term.

Key points covered by the Agreement, signed by ANZ Chairman Mr Charles Goode in Cambodia’s capital of Phnom Penh last night, are:

•                  Creation of a joint venture bank to be known as ANZ Royal Bank Cambodia Limited, owned 55% by ANZ and 45% by Royal Group.

•                  ANZ will make a contribution of US$9.9 million to the joint venture bank’s capital.

•                  Establishment of clear governance principles, including proportional Board representation.

ANZ Royal Bank Cambodia will focus on providing retail banking services including services to support the 700,000 foreign tourists who visit Cambodia annually and ANZ’s multinational clients who operate in Cambodia.  Initially services will be provided in Cambodia’s capital, Phnom Penh and Siem Riep, the site of Angkor Wat.   The joint venture combines:

•                  Royal Group’s experience in successful partnerships such as its mobile phone joint venture with Millicom Cellular, which is Cambodia’s leading mobile phone company with over 700,000 customers.

•                  ANZ’s expertise in providing banking services in small and developing countries in the Asia-Pacific region where it has played an early role in developing banking operations in under-banked, emerging economies through the introduction of efficient electronic banking networks.

ANZ Group Managing Director Asia-Pacific, Mr Elmer Funke Kupper said: “This is a win-win opportunity for Cambodia, Royal Group and ANZ.

“It creates the opportunity to bring modern banking systems and services to Cambodia to assist the nation’s economic development and a new business for Royal Group.  It provides a further growth option for ANZ at low risk, based on our experience in developing banking services in emerging economies.

“The joint venture also allows us to contribute to Cambodia as its economy moves toward higher growth and supports the emerging interest of Australian, New Zealand and Asian businesses in developing tourism, trade and investment links with Cambodia,” Mr Funke Kupper said.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Neak Oknha Meng Kith, Chairman and Chief Executive Officer of Royal Group said the partnership with ANZ was an exciting development for Royal Group and Cambodia.

“We are an emerging nation of over 14 million people which has taken significant steps in the past decade toward reconciliation and economic stability,” Neak Oknha Kith Meng said.

“In that time Royal Group has also transformed itself into a leading Cambodian enterprise with interests in trading, telecommunications, manufacturing and infrastructure projects.  Many of these projects have been achieved in partnership with leading international companies.

“This banking joint venture allows us to establish at an early stage in Cambodia’s economic recovery a modern bank that can service the emerging need for consumer banking services and support the growth in foreign investment and tourism.

“ANZ was a natural choice of partner because its experience in the region and the time I have spent living in Australia,” he said.

The agreement between ANZ and Royal Group is subject to completion of due diligence on the project, and the necessary regulatory approvals from the Cambodian Government and the National Bank of Cambodia, including the issue of a banking licence.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Simon Fraser
Head of Group Media Relations, ANZ	Head of Investor Relations, ANZ
Tel: +61-409-655 550	Tel: +61-3-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

Royal Group, for media inquiries, contact:

Debasish Pattnaik
Director
Mobile: +855 12 801787
Email: bdr_debasish@royalgroup.com.kh

Other enquiries

Mr Ben Betonio
Communications Director
Mobile: +855 12 900226
Email: admin_ben@royalgroup.com.kh

About Royal Group

Royal Group is a family business, which has grown into one of Cambodia’s leading companies in the past decade.  It has interests in trading, telecommunications, manufacturing, television, construction and infrastructure projects.  Many of these interests are partnerships with international companies including Motorola, Canon, Samsung and Siemens.  Royal Group’s largest business is in mobile telecommunications through an alliance with Luxemburg’s Millicom Celluar.  Chairman and Chief Executive Officer of Royal Group, Neak Oknha Meng Kith, was educated in Canberra, Australia.

2

About Cambodia

During the past decade Cambodia has achieved national reconciliation, peace and stability following many years of conflict however the country remains one of the world’s least developed economies.  Following United Nations and International Monetary Fund support during the 1990s the economy has performed relatively well with annual growth rates averaging approximately 6% over the past five years.

According to the World Bank, economic prospects for 2004 are positive, with an expected recovery and growth expectations of 5.5 percent, driven by construction, the fledgling tourism sector, and urban-based garment industries.  There is an emerging middle-class with many Cambodians now returning from overseas.  Tourism is rapidly growing with 450,000 tourists arriving in 2002, an increase of 26% on 2001.  Tourism contributed in excess of US$450 million to the Cambodian economy in 2002.

Cambodia’s banking system is at a very early stage of development.  At present the banking system has approximately 120,000 customers out of a population of more than 14 million offering a major opportunity for the development of banking services as the economy grows.

The Royal Government of Cambodia has made strengthening the banking sector a priority to support increased investment and sustainable economic growth.  A 10-year structural reform agenda in the financial and monetary sector is set out in the Cambodian Government’s Financial Sector Blueprint for 2001-2010, developed with the assistance of the Asian Development Bank. More information can be found at http://www.adb.org/cambodia.

In 1998, Cambodia became the tenth nation to join the Association of South East Asian Nations (ASEAN).  Australia is one of Cambodia’s largest bilateral development aid donors having pledged $A44 million in aid in 2003-2004.

3

2004 Annual Roadshow

Australia and New Zealand Banking Group Limited

November 2004

www.anz.com

A good 2004 result

Strong financial performance

• NPAT	$2,815m	19.9%
• Cash EPS	161.1 cents	10.1%

Shareholders rewarded

• Dividend	101 cents	10.8%
• Total shareholder return		17%
• On-market share buyback of at least $350 million planned

2

ANZ has come a long way this year

Strong momentum in Personal businesses in Australia

With NBNZ acquisition, ANZ now dominant in New Zealand and Pacific

$4.9b acquisition of NBNZ: $3.6b rights issue

ANZ now 5th on ASX by market capitalisation

ANZ recognised for community, staff and cultural development

Sale of International Project Finance completes international restructuring

3

Improved sustainability: Structural de-risking largely complete

Offshore lending assets significantly reduced

(% of group NLA*)

Net Non-Accrual Loans

More sustainable business mix

(lending assets)

Net specific provision rate

(% of average NLA*)

*Net Lending Assets

4

NZ integration complete end 2005 – low risk approach adopted

ANZ and NBNZ share of Personal
Customers (Main Bank) is stable

Source:   ACNielsen Consumer Finance Monitor

•              A good acquisition; 2.3 cents cash EPS accretive in year 1

•              Integration has made good progress since regulatory approval obtained

•              Levels of attrition well below expectations and comparable acquisitions

•              However potential risk of retail integration demanded a more conservative approach:

•              Two brand strategy

•              Existing retail systems retained

•              This has changed mix of costs and benefits, but at lower risk

5

Carefully balancing investment and producing current returns

Numbers not adjusted for exchange rate impacts and excl. NBNZ and significant items

* 2H04 annualised

6

2004 result part of a series of consistent performances

•              161.1 cents cash EPS a good result

•              ANZ has come a long way in 2004

•              Focus and discipline again delivered strong performance

•              Shareholders rewarded - ANZ has outperformed major peers TSR over last 10 years

•              Balanced outlook – investing for medium-term growth while producing acceptable short-term returns

7

Result Details

8

Cash EPS growth driven by strong underlying performance

Drivers:

•              Margin decline

•              Strong volume growth

•              Non interest income growth

•              Increased investment

•              Improved risk profile

•              Acquired at an attractive P/E

•              Good core business growth

•              Low risk integration approach

•              Dividend policy

•              Capital management initiatives

* Excludes significant items and incremental integration costs

#  includes funding

9

Margin decline is predominantly structural/cyclical

Drivers	2004 v 2003	2H04 v 1H04	Outlook
	bps	bps

NBNZ	(3)	(2)

Asset Mix	(1)	(1)

Funding Mix	(5)	(2)

Asset/Liability Wholesale Rate Impact	(6)	(3)

Competition	(3)	(1)

Brokerage Impact	(2)	0

Other	2 *	1

Total	(18)	(8)

* Refer page 63 for additional detail

10

Increasing Mortgages business has reduced NIM through lower asset yields and increased wholesale debt issuance

Increase levels of lower risk, lower
yielding assets have reduced NIM

Increased long term wholesale debt
required to fund asset growth

11

The changing shape of the domestic yield curve has impacted earnings

•            The shape of the curve in FY04 has negatively impacted the funding of mortgages as well as income from the interest rate mismatch position and investment in replicating portfolios.

Asset wholesale rate impact

NIM Impact
(bps)
• Change in Group Treasury mismatch earnings	(3.2)

• Mortgages and Cards basis risk impacts	(3.4)

Total Impact	(6.6)

Liability wholesale rate impact

NIM Impact
(bps)
• Replicated & rate insensitive deposits	1.1

• Investment income on Group SHE	(0.2)

Total Impact	0.9

Australian yield curve history

Rolling average rates (%)

	Cash	90 Day	3 Year
FY01	5.52	5.61	5.98
FY02	4.48	4.56	5.99
FY03	4.75	4.79	5.66
FY04	5.18	5.34	5.36

12

Strong balance sheet growth across most businesses

•              Continued strong volume growth in mortgages, FUM up 18%

•              Institutional lending up marginally with good growth in 2H04

•              Continued strong growth in Corporate

•              10% increase in Banking Products deposit FUM reflected in strong Personal growth

•              Institutional & Corporate both experience solid growth

•              Strong growth in NZ retail deposits

*Other deposits include Esanda retail debentures

13

Non-interest income growing well

* reflects P&L impact of hedge income earned in FY03, not earned in FY04

14

Expenses - investing for sustainable growth

Key drivers of growth

•              Increased FTE (829 in 2H04) and wage rises

•              Investment and increased amortisation in Retail telling platform

•              Investment in branch network - new openings and refurbishment of existing branches

•              Increased compliance costs of ~ $25m

•              Higher UK superannuation charges ($7m), insurance costs ($10m), marketing spend ($14m)

* includes operating expenses, acquisition & funding and non incremental integration costs

15

Cost management still a core capability; now a strategically sensible time for measured investment in growth

•              Increasing frontline capabilities in our businesses

•              Increased technology resources to assist in NBNZ integration and compliance requirements

•              Investment in frontline Small Business personnel driving growth in Corporate

•              Continued growth in retail frontline resources

16

Previous growth investments in Personal/Corporate paying off

Division	Sep-04	Sep-03	Change
	($m)	($m)	(%)
Personal Banking #	802	693	16

Institutional	788	802	(2)

New Zealand	584	211	large

Corporate	344	311	11

Esanda & UDC	143	129	11

Asia Pacific	111	100	11

ING JV	108	82	32

Treasury	64	95	(33)

Full Year NPAT ($m)

# not adjusted for 1H03 Cards under Accrual

17

Doubtful Debts charge higher due to lending growth, partly offset by improved risk profile

Bad Debt charge higher due to volume growth, ELP Rate lower

Decline in ELP Rate driven by improved risk profile

18

Credit quality in good shape

•      Risk has markedly improved in our international portfolios

•      Housing market headed for soft landing, consumer arrears remain at low levels

•      Domestic corporates in good shape

•      Specific provisions and non accruals lower, despite impact of Telstra’s Reach joint venture

•      Some lagged effects from Energy & Telco portfolios, but largely yesterday’s story

•      Well provisioned

Delinquencies remain low

Specific Provisions continue to reduce

19

Non-accrual loans to Loans & Advances well down

Default rate continued to show improvement…

…Non-Accrual Loans as a % of the portfolio down to 0.37%

*    Default rate is new non accruals/average gross lending assets annualised.

20

New Zealand businesses delivering sound results

NBNZ performance slightly ahead of proforma (NZ$)

Item	NBNZ Actual*	NBNZ Proforma	Variance

Net Interest Income	885	841	5%

Other Income	291	290	—

Operating Expenses	(498)	(487)	2%

PDD	(70)	(74)	(5)%

Income Tax & OEI	(186)	(163)	14%

NPAT	422	407	4%

NPAT comparison distorted by following one-offs

•      FY03 includes NZ$18m one-off structured finance transactions

•      Amalgamation and integration of NBNZ reduced FY04 NPAT by NZ$4m

•      Various other factors

Excluding impact of one-offs, Actual performance up 8% on Proforma

Good underlying NPAT momentum in ANZ (NZ) businesses (NZ$m)

•     Solid performance by Banking reflecting increased deposit margins and continued growth in deposit FUM

* 10 months to 30 September 2004

21

Market share in New Zealand holding up well, particularly in the context of an acquisition

ANZ and NBNZ share of Personal Customers (Main Bank) is stable

Rolling 4 quarter average

Source: ACNielsen Consumer Finance Monitor

Share of Rural lending is steady

Source: RBNZ Table C7, ANZ National

Share of household deposits has actually increased since acquisition

Source: RBNZ Table C8, ANZ National

Home loans – losing share, initiatives in place to arrest decline

Source: RBNZ Table C6,

ANZ National 50% risk weighted assets

22

Integration economics, adjusted for risk, compare favourably to previous estimates

Costs & Benefits	Prospectus* / Business case	2004 Interim Results	September 2004			Comment
			Core program	RBNZ	Infra- structure

Total Integration Costs	NZ$265m	NZ$265m	NZ$175m	NZ$31m = NZ$220m	NZ$14m	RBNZ requirements increase costs by NZ$31m. Retail systems integration costs saved

Revenue Benefits 2007 pa	NZ$31m	NZ$45m	NZ$47m			Detailed reviews have identified further benefits, particularly with Institutional. Retail still delivers 50% of original benefits

Cost Synergies 2007 pa	NZ$126m	NZ$126m	NZ$75m	-NZ$12m = NZ$63m	—	Dual systems significantly limits opportunities for synergies plus RBNZ has a negative impact

Revenue Attrition 2007 pa	NZ$88m	NZ$42m	NZ$34m			Exclusion of Retail reduces attrition.

Risk						Integration risk significantly reduced under current option

    Lower risk

     Medium risk

    Higher risk

* ANZ renounceable rights issue prospectus page 56: Integration costs A$230m, Cost synergies A$110m.

23

Timing of integration costs and benefits

NZ$m	2004	2005	2006	2007
Total Integration costs	49	153	18	0
Incremental Integration costs	29	*	*	*
Cost synergies	6	33	53	63
Revenue synergies	1	24	39	47
Attrition	20	32	34	34

* Likely to be approximately

•      10% costs capitalised,

•      15% covered by restructuring provision, and;

•      10%-20% from existing resources

30% of integration activities were completed in 2004 including:

•      Amalgamation on 26 June 2004

•      Business and organisational structures in place

•      Systems platforms for all businesses agreed and integration proceeding

•      Central Head Office and functional units integrated

•      ERP systems implementation proceeding to plan

•      Institutional and Corporate integration underway

•      Rural integration well progressed – to complete by end 2004

•      Initial IT and payments infrastructure in place

•      RBNZ requirements agreed and solutions underway

Integration is well placed for practical completion in 2005

24

New Zealand currency risk actively managed

•      Revenue hedging undertaken when currency is believed to be outside its normal trading range and inconsistent with their value.

•      Revenue from FX hedges is reported as Interest Income within the Group Centre.

NZD revenue hedging position* (A$m)

	Sep-04	Sep-03
Notional Principal	3,349	1,126
Income from hedge	14	8
Unrealised gain/(loss)	(58)	53
Exchange rate (spot)	~ 1.09
Exchange rate (with forward points)	~ 1.11

Attractive rates for hedging future revenue

Estimated proportion of NZ earnings hedged

25

New Zealand structured finance transactions

•      IRD audit focused on so called “conduit” transactions

•      Notices of Proposed Adjustment received on 30 September 2004

•      Net potential liability on all similar transactions $NZ232m*

•      Do not currently expect to raise additional provisions

•      Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•      No new conduit transactions entered into for almost 2 years

•      Expect that remaining conduit transactions will cease before 2006

•      Likely to see more capital held in NZ – negligible profit impact, but may impact franking position

NPAT from NZ Structured Finance Transactions

* including interest which is tax effected, up to 30 September 2004

26

Dividend growth in line with cash EPS growth

Dividend growth in line with cash EPS growth

Payout ratio slightly above long term sustainable ratio

Based on current payout policy

•      expect dividend growth in line with cash earnings per share growth

•      expect to be able to fully frank the dividend for foreseeable future due to timing differences generating future franking surpluses

* Cash Payout ratio is calculated against Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill and significant items.

27

Capital position strong, above the top end of our range

Drivers of the ACE ratio

28

Capital management initiatives likely in first half

Capital Management Philosophy	Capital is a scarce resource to be managed efficiently

• Currently above target range	Our Response
• Conservative approach pending Regulatory and Rating
• Continue to generate surplus capital	Agency response to IFRS

• Sale of London based structured finance business to free up ~USD1.3b RWA	• Hybrid Tier 1 raising in Europe of ~A$700 million • Will increase Tier 1 but little ACE impact but
• Capacity for $350m+ buyback to offset dilution from current
• Uncertainty regarding negative ACE impact of IFRS	year’s DRP and Group Share Schemes – likely execution following completion of Hybrid Tier 1 capital raising and
• Retain flexibility to make small ‘in-fill’ acquisitions	APRA approval

29

Divisional Outlook for 2005

Division	Outlook	Drivers

Personal Banking		• Solid growth in all product business. Continued investment in the franchise. Improvement in margin decline anticipated

Institutional		• Return to modest growth following de-risking. Improved environment anticipated particularly in Markets business

New Zealand		• Solid underlying growth offset by impact of NBNZ structured deal run-off, and continued restructure of ANZ (NZ) franchise

Corporate		• Strong performances in Corporate and Business Banking offset by significant investment in Small Business Banking

Esanda & UDC		• Continued strong growth in higher return markets. Benefits from brand and growth investment anticipated

Asia Pacific		• Declining Panin contribution, due to reduced one-offs and provision adjustments, offsetting solid underlying performance

ING		• Capital investment earnings uncertainty

Treasury		• Continued drag on group earnings due to unfavourable rates at the long end of the yield curve

High single digit and above	Low to Mid single digit	Profit decrease

30

Group Outlook for 2005

Item	Outlook (normalised for NBNZ and excl. integration costs)

Revenue	• 6.5% - 8% growth:
• Lending growth to remain robust; Improving margin environment
• Benefit from growth investments, weighted towards second half
• Weighed down by Panin and Group Treasury

Expenses	• 5% to 7% growth:
• Expense growth weighted towards first half
• Investing for sustainable growth, with a focus on increasing frontline capabilities in growth markets

Provision	• ELP Rate 28bps to 30bps :
for Doubtful	• Lending growth partly offset by mix effect (likely to moderate)
Debts	• Reduction in ELP top-up

Taxation	• Tax rate slightly above FY04

Cash EPS Growth	• Stretch target of 8%, but facing headwinds – around 7% more realistic

31

Supplementary Information

Australia and New Zealand Banking Group Limited
26 October 2004

www.anz.com

Business Unit Performance

33

Personal Banking Australia – strong momentum

Solid NPAT growth…

NPAT growth of 11%* for the year, up 8% in 2H04:

•      Strong growth in Cards & Merchant Services, up 30%* reflecting reduction in “transactors” following RBA interchange reform and increases in merchant numbers

•      Banking Products performing well following 10% increase in average deposit volumes and favourable margin trends due to increases in the cash rate during the year

•      Growth in mortgages average FUM of 21% was offset by reduced net interest margin

…despite significant investment in the franchise (expenses $m)

Significant investment in FY04 reflecting:

•      Costs associated with new telling platform

•      Increased frontline personnel

•      Significant investment in staff training, particularly in sales skills

FY05 investment forecast to be in line with FY04, key areas of focus include:

•      Further increases in frontline personnel and financial planners in the network

•      Increase in points of representation

•      Ongoing refurbishment of existing branch network

* excludes impact of Cards under accrual

34

Mortgage distribution

Mortgage franchises selling ahead of schedule (% sold)...	...and we are attracting skilled applicants	...driven by an attractive proposition
Background
• No “middle man” in the commission structure • Sales leads and technical support provided by ANZ • Market leading products

Brokers continue to be an important distribution channel

Reflects higher proportion of supplementary loans through ANZ network, and higher proportion of broker loans from urban areas

Mortgage prepayment level falling

35

Retail deposits: good growth, changing customer behaviour

Continuing to generate good growth in transaction accounts

Change in FUM distribution of low interest retail accounts

•              Customers with high balances self selecting to higher rate products

•              New account structures delivering good growth in $500-$5000 balance range

•              ~2%/3% of ANZ account holders transfer funds to ING Direct

Socio-economic profile of transaction account customers increasingly attractive

Mean Income of Transaction Account Holders aged 14+ ($000’s)

Of Transaction Account Holders - % that are Managers/Professionals & Small Bus Owners

Of Transaction Account Holders - % that are in the AB Socio-Economic Quintile aged 14+*

Note - Peer average is defined as the arithmetic average of peers

Source:        Roy Morgan Demographic survey data of Transaction Account Holders (Data consists of 12 month rolling averages to June each period)

*                 AB Socio-Economic quintile is the highest socio-economic class grouping

36

Focus on the customer is closing the market share gap

* Source: Roy Morgan Research – Main Financial Institution Satisfaction

# % Satisfied (very or fairly satisfied), 6 monthly moving average

37

Institutional: we have largely completed a structural de-risking program that has been underway for a number of years

•                  Underlying business momentum adversely impacted by

•                  Strategy to lower risk which has significantly reduced offshore assets

•                  $10m NPAT foregone through run-off of structured transactions

•                  While de-risking has been a priority, we have also invested in growth

•                  Transaction Services NPAT up 10% reflecting recent investment and management focus in the business

•                  Focus is now upon re-shaping the business to deliver future growth

•                  Integration of Foreign Exchange and Capital Markets businesses delivering integrated customer focus and cost savings

•                  Refocus of offshore business following completion of de-risking

•                  Increased specialisation in Institutional Banking and revised business model

38

Corporate: increased momentum in Corporate Banking, continued strong investment and growth in Business Banking

Corporate Banking Australia

•     NPAT up 11% for the year

•     Strong lending and deposit growth up 17% and 13%

•     Wall Street to Main Street continues to deliver solid revenue growth - 19 deals completed in FY04 vs 5 deals in FY03

•     Revenue growth opportunities include:

•    Expanding business footprint in key geographies

•    Increased cross sell of ANZ product suite

•    Continued investment in specialist teams and products

Business Banking Australia

•     NPAT up 11% for the year

•     Revenue increased 14% driven by 27% lending and 13% deposit growth

•     Expenses up 17%, reflecting:

•              70 new frontline FTE employed

•              Continued focus on industry specialisation – e.g. pharmacy model performing strongly

•     Revenue growth opportunities include:

•              Further investment in footprint and industry specialisation

•              Strong presence in third party origination

•              Research and investment in new product opportunities

Small Business Banking

•     Nearly 1 million businesses with less than 4 employees and more than half of those are sole operators

•     ANZ estimated to have links to around 20% of customers and 15% of FUM; we have a significant opportunity to increase both

•     Focus in FY05 is upon growing the business through

•              Significant investment, particularly in skilled frontline personnel

•              Developing specialist capabilities

39

The Esanda Group has reshaped its business and is focused on growth

Esanda including UDC, have reshaped its business, increasing its focus on higher growth markets, whilst maintaining its commitment to traditional businesses.

This is being achieved through the following initiatives:

•                  Restructure: In May 2004 Esanda restructured its internal business model by:

•                  creating a new division which brings together Operations, Dealer and Broker channels allowing much closer co-ordination between the business, its customers and those that provide support

•                  creating a new business segment focused exclusively on growth markets, products and services

•                  Growth Funding: Funds have has been set aside in FY05 for new revenue growth initiatives including the appointment of 15 additional staff in growth segments in Australia

•                  NZ Franchise restructure: 25 Relationship Managers have been employed in UDC (NZ) following the winding up of the franchise model during 2004.  The managers will be located in ANZ and National Bank branches

•                  Brand Development: In 2004 an additional 30% was spent on the re-launch of the Esanda and UDC brands.  In FY05 we plan to invest further in promoting both brands

40

Pacific – strong performance in most markets

•              NPAT grew 15.5% (17.6% excluding impact of exchange rate movements) driven by solid lending growth, up 12%

•              Expenses grew 4.9% reflecting increased investment in the region:

•              Mobile rural banking model rolled out in Fiji, offering banking services to ~ 300k “unbanked” Fijians

•              Increased compliance costs and  spend upgrading key front-end systems.

•              Key areas of focus:

•              Improved efficiency through greater use of our centralised support facility in Fiji (Quest)

•              Gaining greater share of wallet by improving cross sell and adding new products and services

•              Exploring opportunities in new markets

41

Asia – retail partnerships delivering solid underlying growth

ANZ Asian Network (geographic)

•              Strong performance by Personal Banking, NPAT up 5%

•              IFS subdued with NPAT down 1.3%.  Continued de-risking of the business, now largely completed

•              Increased investment in Trade Finance and Capital Markets resources to support future growth

Contribution to NPAT (%)

ANZ Retail Partnerships

•              Panin NPAT contribution down 10%.  Strong underlying profit growth was offset by a change in equity accounting policy.

•              International Cards continued to perform well, with a 23% increase in cards on issue during the year

•              Continuing to work with Shanghai Rural Credit Cooperatives Union to formalise  partnership

•              Focus is on developing additional relationships through the region to leverage ANZ’s skills base with local partners

Strong growth in cards on issue

Panin Partnership

•              Book value of $160m against market value of $224m at 30 Sep 2004

•              Equity profit booked by ANZ is adjusted for excess provisions held by Panin.  As this the provision balance approaches more reasonable levels, profit adjustments are being reduced

•              One-off profit of $23m from bond sales in 2003 and $17m from withholding tax write-backs and tax credits in 2004

•              Outlook for underlying earnings growth remains positive

42

Treasury - mismatch earnings significantly reduced

	Group Treasury
	2H04	1H04	2004	2003

Revenue	37	75	112	155

Operating Expenses	(10)	(10)	(20)	(19)

Provision for Doubtful Debts	0	0	0	0

PBIT	27	65	92	136

Income Tax Expense	(8)	(20)	(28)	(41)

NPAT	19	45	64	95

Composition of Treasury Income $m

43

Improving INGA returns reflect strengthening investment markets

NPAT increased 39% driven by:

•              Funds management income increased 13%, driven by strong investment markets

•              Risk income up 15% with increased sales of life insurance products through the ANZ network

•              Higher capital investment earnings, up 93% due to strong equity & property trust markets which were partially offset by ANZ’s capital hedge losses.

•              Costs increased 11% due to

•                  certain investment management fees included in costs in 2004

•                  increased investment in product systems and process improvements

INGA maintained its number four Retail FUM position as measured by ASSIRT

Current JV Valuation

$m

Carrying value at Mar-04	1,690

Completion accounts adjustments	(11)

2H04 dividend	(38)

2H04 Equity accounted profits	56

Carrying value at Sep-04	1,697

Good Retail FUM growth*

Period	A$b

Mar-03	26,896
Jun-03	27,842
Sep-03	28,255
Dec-03	29,126
Mar-04	29,807
Jun-04	31,596

INGA maintains its number four ASSIRT ranking (market share of Retail FUM)

* source ASSIRT

44

Additional Risk Information

45

Specific Provisions lower, despite impact from our exposure to Telstra’s Reach Joint Venture

Net Specific Provisions

Specific Provision Balance by size

46

New Specific Provisions down 7% on FY 2003

Geographic Specific Provisions

Specific Provisions by Source

47

Mortgages growth strong, albeit some slowing in second half

•                                          Mortgages Portfolio continues to experience strong growth off the back of excellent products and strong distribution networks

•                                          Growth has been strongest in owner occupied and equity products, whilst some slowing has been noted in investment lending

Strong growth in the mortgage portfolio

Strong LVR profile*

Portfolio by product*

* Australian portfolio only

48

Low exposure to Inner City residential mortgage lending

Lending policies driving shift from investment loans to owner occupier loans

Purpose of inner city lending

Detailed analysis has been completed on Docklands, Southbank and Zetland/Waterloo (NSW) given a focus in these areas.  There are no delinquencies in these postcodes >60 days.  Exposure to each area as at August 04 were:

Docklands	$51.1m (128 loans)
Southbank	$74.0m (330 loans)
Zetland/Waterloo (NSW)	$55.9m (184 loans)

Inner City Dynamic LVR - August 2004

The number of inner city delinquencies has fallen slightly over the half

49

US power exposures continue to reduce

Total US Limits(1)

US: September 2004

•              Outstandings:  $0.6bn (75%)

•              Other Committed:  $0.2bn (19%)

•              Uncommitted:  <$0.1bn (6%)

Customers

•              Non Accrual:  4 [$0.2b]

•              Total:  16

•                  We continue to actively manage our exposure to the US power sector

•                  Over the past two years, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring

•                  During 1H04, non accrual loans increased in the US portfolio due to lagged credit effects from previously identified high risk exposures,  however any future losses are expected to be lower and readily absorbed within existing General Provision levels.

•                  New non-accrual loans in 2H04 of just AUD5m

(1)          Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

50

Power markets improving & offshore power exposures reducing

Total Limits Split by Geography

KMV Median Expected Default Frequency

•                  ANZ’s exposure to offshore power companies has reduced by 23% since since 2002, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional regulated businesses.

Note:

(1)        Excludes Settlement Limits but includes Contingent and Market-Related products.

51

The quality of the Telcos book has continued to improve

Total Telcos Limits(1)

September 2004

•                  Outstandings: $1.4bn (43%)

•                  Other Committed: $1.1bn (33%)

•                  Uncommitted: $0.8bn (24%)

KMV Median Expected Default Frequency

Note:

(1)                               Excludes Settlement Limits but includes Contingent and Market-Related products.

52

Group risk grade profile

	Mar-02	Sep-02	Mar-03	Sep-03	Mar-04	Sep-04
B+ to CCC	2.8%	2.5%	2.5%	2.3%	1.9%	1.8%
Non Accrual	0.9%	0.8%	0.7%	0.6%	0.4%	0.4%

* March & September 2004 includes NBNZ

53

Geographic risk profiles

	Australia & New Zealand				International
	Mar-03	Sep-03	Mar-04	Sep-04	Mar-03	Sep-03	Mar-04	Sep-04
B+ to CCC	2.3%	2.0%	1.7%	1.8%	6.1%	6.1%	4.0%	2.4%
Non Accrual	0.4%	0.4%	0.4%	0.3%	4.5%	4.4%	3.3%	2.9%

* March & September 2004 includes NBNZ

54

ANZ maintains the largest safety net for both expected and unexpected losses

•              The continued high level of our General Provisioning reflects the lower level of actual losses in 2004.

•              The ELP methodology that drives the General Provision is different to other Bank’s Dynamic Provisioning and takes a conservative longer term view of the economic credit risk cycle

•              In 2004, profit and loss charge of $632m was 30% higher than the actual loss experience.

Note:

(1)                               As per most recent company financial reports for CBA, NAB and WBC

55

Industry exposures – Australia & New Zealand

* Sep 04 includes NBNZ

56

* Sep 04 includes NBNZ

57

* Sep 04 includes NBNZ

58

Other Information

59

Australia and New Zealand are attractive low-risk markets

High Return

•      Australia and NZ have had high returns compared to other developed markets

Average Real GDP Growth (1993-2003)*

Source: *International Monetary Fund

Low Risk

•      The New Zealand banking market has a lower credit risk history

Doubtful debts expense/Average Loans and Advances (%)

#  5 top NZ banks for 2002

^  4 top Australian banks for 2003

** Source – Citigroup Smith Barney top 5 banks

60

Profit & Loss impact TrUEPrS versus StEPS

This analysis excludes the impact of the TrUEPrS buy-back which has been reported as a significant item

	Impact (A$m)
	TrUEPrS FY03	StEPS FY04	Movement
Interest Income

• TrUEPrS invested in USD, StEPS in AUD*	16	53	37

Non Interest Income

• Income from interest rate swap	72	0	(72)

Income Tax

• Tax on income	(28)	(16)	11

• Tax credit on dividend	31	19	(12)

NPAT Impact (pre distributions)	91	56	(35)

Distributions	(102)	(62)	40

EPS Impact	(11)	(6)	5

61

Update on Basel II and IFRS

IFRS Project

•              Project on track

•              Estimated project cost ~$20m

•              Work effort is structured around specific streams

•              Further commentary is given in the Financial Results and Dividend Announcement (pages 33 to 34)

Basel II Project

•              ANZ aiming to achieve Advanced Status

•              Project on track

•              Estimated project cost ~$43m, which incorporates enhancements to a number of corporate systems

•              Additional cost of ~NZ12m to bring ANZ National to Advanced status

62

Composition of “other” in the high level margin analysis (pcp)

Other items

2 basis points

•              Cashflow mismatch on Capital Markets cross currency swaps negatively impacted the Group’s NIM.

•              The following items improved NIM:

•      Increased earnings from FX revenue hedging.

•      Increases in the proportion of credit card volumes earning interest.

•      Higher investment earnings from the substitution of USD TrUEPrS with AUD StEPS.

•      Improvements in interest foregone.

63

Summary of forecasts – Australia (bank year)

	2004	2005	2006

GDP	3.7	3.6	3.0

Inflation	2.4	2.4	2.7

Unemployment (Sep)	6.2	5.6	5.8

Cash rate (Sep)	5.25	5.75	5.75

10 year bonds (Sep)	5.5	6.7	5.5

$A/$US (Sep)	0.71	0.77	0.71

Credit	14.5	12.0	11.0

• Housing	19.9	14.7	13.6

• Business	7.6	8.2	7.1

• Other	14.3	11.3	10.1

Summary of forecasts – New Zealand (bank year)

	2004	2005	2006

GDP	4.1	3.0	2.0

Inflation	2.7	2.9	2.2

Unemployment (Sep)	4.1	4.1	4.6

Cash rate (Sep)	6.25	6.50	6.0

$A/$NZ (Sep)	1.07	1.15	1.16

Credit

• Housing	15.5	8.0	7.5

• Business	7.3	5.0	4.5

• Total	11.4	6.6	6.2

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

2004

GROWTH	PERFORMANCE	SUSTAINABILITY

ANNUAL REPORT

sustainable

growing

performing

low risk

specialised

low cost

customer	different	community

creative

open

2004 INVESTOR SNAPSHOT

THE YEAR AT A GLANCE

Our goal is to become Australasia’s leading, most respected and fastest growing major bank. We came a long way in 2004 while at the same time delivering another good financial performance. Importantly we have rewarded our shareholders and shared the benefits with customers, our people and the community.

2004 HIGHLIGHTS

•                  Completed the $4.9 billion acquisition of The National Bank of New Zealand and made good progress with the integration of our New Zealand business.

•                  Undertook a successful $3.6 billion Rights Issue.

•                  Created strong momentum in the Personal and Corporate divisions, which performed well delivering improved service for customers and growing market share.

•                  Established a sustainable foundation for the Institutional division through more efficient use of capital and lower risk.

•                  Produced solid performances in New Zealand, Asia Pacific, Esanda and ING Australia.

•                  Took further steps in a multi-year program of structural de-risking which is now largely complete with ANZ’s risk profile now comparable with other major Australian banks.

•                  Continued to create an environment of opportunity, challenge and development for our people.  Staff satisfaction now stands at 85%.

•                  Developed innovative programs to strengthen our connection with the community including responses to major social issues that involve the financial services industry such as financial literacy and savings.

STRONG PROFIT GROWTH

YEAR ON YEAR NET PROFIT

Our profit in 2004 of $2,815 million represents an increase of 20% over the previous year. This was driven by the acquisition of The National Bank of New Zealand during the year, combined with solid underlying growth in most parts of the Group. The Institutional result was flat, as we continued to reduce risk. Costs increased slightly.

MARKET CAPITALISATION DOUBLED IN 5 YEARS

MARKET CAPITALISATION AT 30 SEPTEMBER

Over the past five years ANZ’s market capital value has more than doubled, driven mainly by strong growth in underlying earnings.

STRATEGIC PRIORITIES

SUSTAINABLE SHAREHOLDER VALUE

MARKET LEADERSHIP & SUPERIOR MARKET GROWTH

LOW COST & LOW RISK

DISTINCTIVE CUSTOMER SERVICE

EARNING COMMUNITY TRUST

CREDIT RATING

Maintained AA- Credit Rating

KEY TO GRAPHS

(A)  SIGNIFICANT ITEMS In the year ended 30 September 2004 there were significant items of $84 million, including gain related to the buy-back of TrUEPrS preference shares ($84 million after tax), gain on finalising ING Australia completion accounts ($14 million after tax), and incremental costs associated with the NBNZ integration ($14 million after tax). There were significant items totalling $154 million after tax in 2002 and $44 million in 2000.

(B)  COST TO INCOME RATIO Excludes the effect of significant items and goodwill amortisation.

FINANCIAL TERMS AND KEY DEFINITIONS

Can be found in the Glossary of Financial Terms.

FURTHER EXPLANATION OF KEY MEASURES

Can be found in the Chief Financial Officer’s Review.

WORLD-LEADING PRODUCTIVITY	HEALTHY SHAREHOLDER RETURNS

COST TO INCOME RATIO (B)	VALUE OF $100 INVESTMENT IN ANZ SHARES OVER 5 YEARS

During 2004 our cost to income ratio remained broadly stable at 45.3%, staying within our target range. ANZ remains one of the most efficient major banks in the world. We continued to increase the rate of organic investment in the Australian franchise to increase market share, particularly in Personal and Corporate.

Share price re-based for rights issue. Assumes re-investing of dividends. Total shareholder return (TSR) in 2004 was 17%. The TSR annualised for the last five years, assuming full reinvestment of dividends, was 20%. This was driven by steadily increasing dividends and strong growth in the share price.

STRONG DIVIDEND GROWTH

DIVIDENDS PER SHARE

The 2004 dividend was a record with a 47 cents interim dividend and a 54 cents final dividend, both 100% franked. Adjusting for the bonus element of the Rights Issue, dividends grew by 10.8% broadly in line with the growth in earnings per share excluding significant items and goodwill amortisation.

INCREASED SHAREHOLDER VALUE AS MEASURED BY EVA™

EVA™

Economic value added (EVATM )grew by 11% in 2004, driven by sound underlying performance and continued success in reducing risk across the Group, particularly in our Institutional division.

ANZ’S GOAL IS TO BECOME

AUSTRALASIA’S LEADING, MOST RESPECTED

AND FASTEST GROWING MAJOR BANK.

CHAIRMAN’S REPORT
Charles Goode comments on ANZ’s performance, key issues for the Board and the outlook for 2005.

A MESSAGE FROM JOHN McFARLANE
John McFarlane discusses ANZ’s business strategy, progress made in 2004 and future priorities.

CHIEF FINANCIAL OFFICER’S REVIEW
A review of the Group’s financial performance.

SENIOR MANAGEMENT
ANZ’s senior management team and their approach to leadership, people and culture.

BUSINESS DIVISIONS
The leaders of ANZ’s customer divisions each discuss their division’s performance and priorities.

BUSINESS PERFORMANCE
Details of the contribution made by each business to ANZ’s 2004 performance.

THE COMMUNITY
Outlines ANZ’s approach to building community trust.

THE ENVIRONMENT
ANZ’s approach to environmental improvement, achievements in 2004 and future priorities.

BOARD OF DIRECTORS
Biographies of ANZ’s Board of Directors.

CORPORATE GOVERNANCE
Details of ANZ’s approach to corporate governance.

REMUNERATION REPORT
Details of remuneration policy and practices, including remuneration tables for Directors and Executives.

GUIDE TO CONCISE FINANCIAL REPORT
This guide assists readers’ understanding of each section of the Concise Financial Report.

DIRECTORS’ REPORT
Directors’ overview of the Group for 2004.

CONCISE FINANCIAL REPORT
Financial information including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows.

DIRECTORS’ DECLARATION
The Directors’ declaration on the Concise Financial Report.

AUDITORS’ REPORT
The independent audit report on the Concise Financial Report.

SHAREHOLDER INFORMATION
Key financial information, stock exchange information and shareholder dates.

GLOSSARY OF FINANCIAL TERMS
Definitions of financial terms used in this report are provided.

EMMA EVANS

SENIOR SALES CONSULTANT

PERSONAL BANKING AND WEALTH MANAGEMENT

SURFERS PARADISE

I was helping a customer who came in to look at our products because she was unhappy with her bank. I ended up transferring her home loan, absolutely everything to ANZ. After, she sent three other people to me for home loans. Sometimes it’s that simple. If you deliver great service, the customer goes away smiling and refers people to you.

BARRY BAILEY (AND OSLO)

CUSTOMER SERVICE CONSULTANT

ANZ INTERNET BANKING

VICTORIA

I originally trained for a role in Cards but now I’m on the Internet Banking Help Desk. A lot of clients I deal with are elderly and not used to computers. So I talk to them on the phone and they’re pretty happy when I get them up and running with internet banking.

EVA LIU BOYD
CUSTOMER SERVICE OFFICER
MANNERS STREET BRANCH
THE NATIONAL BANK OF NEW ZEALAND

Service is not just greeting your customer or asking how their day is but actually putting yourself in their position so you understand more and can help that little bit more. Sometimes you get a great reaction and its like ‘wow, I did that’. If you are always putting customers first then they will come back for that service.

FRANK HAGEALI

BUSINESS DEVELOPMENT MANAGER
CORPORATE BANKING
SYDNEY

The reason I enjoy working at ANZ is the opportunity to run your own business, to do it your way. You can look outside the square and come up with different solutions for clients. I’m always looking for clients who have that requirement, where I can do something special.

JASON BATSON
BRANCH MANAGER WARRAGUL & TRAFALGAR
ANZ RURAL BANKING
VICTORIA

The big change for us has been the feeling that everytime you walk in the door to work can make local decisions, which are right for our branch and our community. You really run your own race and we have a happier team and happier customers as a result.

DELIVERING PERFORMANCE AND GROWTH
CHAIRMAN’S REPORT

2004 was a good year for ANZ. The Group delivered on its commitments to shareholders, producing a record profit, higher dividends and a strong capital position. Importantly, this was achieved with a prudent approach to risk. Total shareholder return for 2004 was 17%.

Performance

In the year ended 30 September 2004, profit after tax was up 20% to a new record of $2,815 million. This includes ten months’ contribution from The National Bank of New Zealand. Excluding The National Bank of New Zealand and significant items, profit after tax was $2,536 million, up 8%.

The Directors were pleased to increase the dividend to $1.01 per share fully franked, an increase of 10.8% taking into account the effect of the Rights Issue. This is the 13th consecutive increase in annual dividends and a further increase in our dividend payout ratio, as ANZ’s cash earnings per share have grown.

A strong performance in our Personal Division drove much of our growth. This is an area we have focussed on as part of our specialisation strategy and we are now seeing the benefits.

Understanding shareholders value sustainable growth, we have also continued to focus on the prudent management of margins, risks and capital as well as investing for the future.

The return on ordinary shareholders’ equity was down to 18.1% in 2004 from 20.6% in 2003. This reduction is primarily associated with the impact of our New Zealand acquisition. Our cost to income ratio of 45.3% continues to be the lowest of the major Australian banks and reflects our position as one of the most efficient banks in the world. Risks continue to be well managed. Specific provisions were down by 16% to $443 million.

Our capital position is strong, with the Group’s adjusted common equity ratio at 5.1%. This is above our target range. We announced plans for an on-market share buy-back to enhance ANZ’s capital management.

Expansion and Growth

Our acquisition of The National Bank of New Zealand has provided ANZ with a stronger, more sustainable and diversified domestic business base. We have already made good progress with integration of our New Zealand businesses. Our approach has been low risk, emphasising the priority we have given to retaining customers and protecting our franchise. Legal amalgamation was achieved in June with the creation of ANZ National Bank Limited.

In other areas, we have maintained momentum in our specialist businesses. Our Personal and Corporate Divisions performed well. The Institutional Division was subdued, reflecting in part a strategic decision to reduce risk with consequent earnings sacrifice.

Our specialisation strategy has provided ANZ with focus and vitality. In May 2004 we reorganised our specialist businesses into five customer service divisions: Personal, Institutional, Corporate, New Zealand and Asia Pacific. The change is designed to accelerate growth and build market share by harnessing synergies between the businesses.

Customers and the Community

I have often emphasised our commitment to improving customer service and our position in the communities we serve.

During 2004, on all measures, customer service improved. We have invested in modernising our branches, improving our focus on health and safety and developing innovative new products. As a result, in the Personal Division, not only do our customers say we are doing a better job, our staff are more satisfied and we are gaining market share.

As importantly, we have taken a broader role in the community. While you can read about this in more detail later in this report,

I would like to acknowledge the work of thousands of ANZ staff who volunteered their time to help local schools, rebuild community facilities and support the needs of people in financial difficulty.

Governance and Regulation

Regulatory focus continued to increase during the year. New measures included the governance standards associated with CLERP 9 in Australia, the US Sarbanes Oxley Act and International Financial Reporting Standards.

A strong focus on corporate governance and transparency is not only an ethical and stewardship responsibility, it can give ANZ a strong advantage.

Nevertheless the trend toward greater regulation means the cost involved in complying with these regulations is now quite a significant item. We estimate this additional cost has reduced earnings in 2004 by between half and one percent. There is a danger of further regulation diminishing returns for both shareholders and the community.

The Board’s Focus in 2004

ANZ’s Board met 8 times in 2004 with many specific activities being carried out by the Board’s committees. Some of the key issues for the Board were oversight of integration issues related to the acquisition of The National Bank of New Zealand, the long-term strategy for technology and a continuing focus on risk management.

During the year the Board placed more emphasis on developing a long-term growth strategy including our strategy for East Asia. The Board recognises that opportunities to improve our efficiency by cost reduction alone are becoming more limited. While we will ensure ANZ continues to be an efficient bank, we will place increasing emphasis on growth as a means of delivering superior value to shareholders over the coming years.

8

ANZ has continued to deliver on its promises to shareholders in 2004. We acquired The National Bank of New Zealand making us the leading bank in New Zealand. There was a successful $3.6 billion Rights Issue associated with the acquisition making us the number three bank in Australia based on market capitalisation. And we produced another good financial performance.

New Directors

During 2004, the Board appointed three new directors. These appointments have added to the Board’s experience and expertise and allowed careful management of a transition with the planned retirement of John Dahlsen and Brian Scott in 2005.

On 1 February 2004, Dr Greg Clark joined the ANZ Board. Dr Clark has international experience and a distinguished career in technology including leading roles at News Corporation, IBM and presently at Clark Capital Partners. He is also a Director of James Hardie Industries. Dr Clark will especially assist the Board in its deliberations in the area of technology, which is a complex area and one of the major opportunities and challenges facing banking in the 21st Century.

Mr John Morschel and Mr David Meiklejohn joined the Board on 1 October 2004.

Mr Morschel was a Director of Westpac Banking Corporation, including two years as Executive Director. He is currently Chairman of Rinker Group Limited and is a Director of Rio Tinto plc, Singapore Telecommunications Limited and Tenix Pty Limited. He brings with him extensive experience in banking and financial services.

Mr Meiklejohn is currently Chairman of PaperlinX Limited and SPC Ardmona Limited and a director of One Steel Limited and WMC Resources Limited. Mr Meiklejohn has a strong background in finance and accounting including at Amcor Limited where he was  Chief Financial Officer and later Executive Director.

Outlook

In 2004, the Australian and New Zealand economies performed well. We benefited from a buoyant property market and low levels of unemployment. Both economies are enjoying one of the best periods of sustained economic growth that we have experienced.

Looking ahead, we expect the economies in Australia and New Zealand to continue to perform relatively well, although there is likely to be some softening in overall credit growth associated with an easing in the housing boom and the modest rises we have seen in interest rates. Overseas markets are expected to continue to strengthen although there are challenges posed by rising oil prices, the twin deficits in the United States and the global security environment.

ANZ has established a reputation for delivering to our shareholders. We have a strong financial foundation and we are making tangible progress in advancing our strategic position. The momentum we have established and our emphasis on growth should enable us to continue to deliver value for our shareholders, our people and the community.

That momentum has come from the talent and hard work of ANZ’s people. On behalf of the Board and all shareholders, I thank them for their contribution to ANZ and to their own communities.

/s/ Charles Goode
CHARLES GOODE CHAIRMAN

9

LEADERSHIP AND GROWTH
A MESSAGE FROM JOHN McFARLANE

Delivering sustainable value to shareholders over the longer term involves more than producing superior financial results.  It’s also about ensuring our customers want to do business with us, our staff want to invest their careers with us and that we have earned the trust of the community.

ANZ has come a long way in 2004 while at the same time delivering another good financial performance. Importantly we have rewarded our shareholders and shared the benefits with our customers, our people and the community.

•  We completed the $4.9 billion acquisition of The National Bank of New Zealand and have made good progress with the integration of our New Zealand businesses. The acquisition has been immediately accretive to cash earnings per share.

•  There was a $3.6 billion Rights Issue to fund the acquisition. The Rights Issue was over subscribed and rewarded shareholders who participated.

•  Our Personal and Corporate divisions performed well following several years of hard work. They have good momentum, delivering improved service for customers and growing market share.

•  Institutional Division was subdued but we have now established a more sustainable foundation for the Division having increased economic value added through more efficient use of capital and lower risk.

•  Our New Zealand business performed reasonably in the face of significant competition and the normal uncertainties associated with a major acquisition. Our Pacific business performed well, but Asia was subdued. Esanda, our asset finance business, also performed well, and ING Australia continued to show improvement.

•  We have largely completed a seven-year program of structural de-risking. As a result ANZ’s risk profile has been substantially reduced and is now comparable with other major Australian banks.

•  We have continued to develop our culture, which we now consider a competitive advantage. We have created a new structure for our specialist businesses, led by an experienced team with a strong track record, to help accelerate growth and build market share.

•  We have developed innovative programs to strengthen our connection with the community. This includes responses to some of the major social issues involving the financial services industry such as financial literacy and savings, and programs which help our people engage with the community.

The acquisition of The National Bank of New Zealand has made us the leading bank in New Zealand and the clear number three Australian bank based on market capitalisation. Our market capitalisation has increased from $27.3 billion in 2003 to $34.6 billion. We have done this while delivering a strong 17% total shareholder return during the year, well above the sector average.

Outcomes like these don’t just happen.  They come about through the hard work and enthusiasm of our people. Similarly, our future aspirations are only good intentions unless they are accompanied by a focussed and disciplined strategy, hard work and genuine sense of excitement about the future.

Sustainable Performance and Value

We have now established the foundation to lift our sights and be clear that ANZ’s aspiration is to become Australasia’s leading, most respected and fastest growing major bank.

This reflects my strong belief that delivering value to shareholders is not just about building the capacity of the organisation to perform and grow consistently in the short term but ensuring ANZ can stand the test of time and deliver sustainable performance and value over the long term.

The aspiration also reflects my views about what makes successful companies and translates into a clear set of priorities for ANZ.

•  Companies who combine superior revenue growth with superior efficiency generally produce the highest earnings growth and share price multiples.

10

Our approach in recent years has involved moderate revenue growth and significant efficiency gains. ANZ is now very efficient, among the most efficient banks globally, and so our priority has to be to generate superior revenue growth.

•  Companies with market leadership generally produce the highest long-term shareholder returns.  We are now the leading bank in New Zealand and have a number of other leading positions in Australia and the Pacific.  We now need to increase market share in each of our core businesses, particularly in those lower risk, more sustainable businesses where we are underweight such as Australian personal banking and small business banking.

•  Companies with distinctive relationships and service generally increase market share and produce the highest sustainable revenue growth. Specialisation has helped us make real progress in this area. It has provided our businesses with focus and vitality and we have great products for our customers. This year, we reorganised to harness synergies between the specialist businesses and to broaden and deepen their offering to customers. It is good progress but we need to do more to develop tangible reasons for customers to choose ANZ over our competitors.

•  Companies that manage costs effectively are able to improve earnings, offer lower prices and free up resources for investment in future revenue growth. We are going to support growth with increased investment funded by reallocating resources to growth businesses, re-investing funds generated by growth and continuing to run our business in a lean, agile way.

•  Companies that engage in non-core or risky activities generally produce sub-standard and volatile shareholder returns and divert management attention from what is important. We have had a consistent strategy of ceasing high-risk activities and narrowing our focus to core businesses where we have realistic leadership prospects.

Value for all Stakeholders

I want to emphasise, however, that our aspiration recognises that delivering sustainable value to shareholders in the long-term involves more that just a focus on growth, costs and managing risk.

It’s about sharing the benefits of our success with customers, staff and the community. It recognises companies do not serve shareholders exclusively, but others as well. We are making progress here too.

We established a program of cultural change in 1999 and it continues today. This program has been designed to transform ANZ’s culture from the traditional, bureaucratic banking culture into a modern, vibrant organisation.

Over 18,000 people within ANZ have been through this program in its various phases, with each phase tackling a different priority or issue. Initially, much of the program was aimed at increasing accountability, freedom and openness and developing a common set of values. We are currently working at getting the whole organisation aligned to the customer and to superior revenue growth.

The program reflects our people are an investment rather than a resource. As a result, we have seen a radical rise in staff satisfaction, which now stands at 85%.

In the 1990s, there was much resentment of banks in the community. Now, with the community programs we have put in place, and by running the bank in a way we can be proud of, I believe community sentiment has improved.

We announced a moratorium on rural branch closures in 1999 and we have stuck to it. We have assisted our staff to connect with their local communities through paid volunteer leave and the establishment of the ANZ Community Fund. We have also set out an ambitious agenda on issues like financial literacy and savings through business-community partnerships.

We have created a very different bank at ANZ. A bank that has a sustainable foundation, that is positioned for growth and one that I believe will continue to deliver value for shareholders over the short and the longer term.

/s/ John McFarlane
JOHN McFARLANE CHIEF EXECUTIVE OFFICER

11

CHIEF FINANCIAL OFFICER’S REVIEW

7 GOOD REASONS

FOR INVESTING IN ANZ

1                 PROFIT GROWTH AND EARNINGS PER SHARE

Earnings per share, or EPS, and core profit growth are two of the key measures used to understand ANZ’s performance,

EPS represents the earnings of the company divided by the weighted average number of shares on issue. Excluding significant items and goodwill amortisation from EPS provides a measure of performance sometimes referred to as Cash EPS, which we consider provides a clearer picture of the core performance of the group.

During the year, ANZ completed the purchase of The National Bank of New Zealand (NBNZ). In addition, our profit was affected by a number of significant items including a net gain of $84 million after tax from release of deferred swap income associated with the TrUEPrS hybrid instrument. This gain is not expected to recur. The final coupon paid to holders of TrUEPrS ($36 million) is also  classified as a significant item.

EARNINGS PER SHARE

Earnings per share increased 7.5% to 153.1 cents. Cash EPS increased 10.1% to 161.1 cents affected by:

•  Growth in existing ANZ businesses (+14.3 cents).

•  Accretion from the NBNZ purchase, and its capital funding (+2.3 cents).

•  The issuance of shares under the dividend reinvestment and bonus option plans and employee share option schemes (-1.8 cents).

PROFIT GROWTH

The Group recorded a profit after tax of $2,815 million for the year ended 30 September 2004, an increase of 20% over the year ended 30 September 2003.

Profit excluding significant items and the 10 months’ contribution from NBNZ increased by 8% to $2,536 million with:

•  Net interest income increasing by 5% driven by solid lending growth particularly in Mortgages and deposit growth in Personal and Corporate, partly offset by lower net interest margins.

•  Other income increasing 7% driven by growth in non-lending fees based on higher business volumes, the under-accrual of card loyalty points in 2003 and an increased contribution from ING Australia, offset by reduced income from the TrUEPrS swap which contributed $35 million to profit after tax in 2003.

•  Operating expenses increasing 6%, largely driven by an increase in staff numbers as our focus turns to growth.

•  Asset quality continuing to improve with the economic loss provision rate down 6 basis points. This reflected a reduction in the additional charge taken in the Corporate Centre for unexpected offshore losses and the increased proportion of lower risk domestic assets. Net specific provisions reduced 19% to $429 million with the reduction assisted by the de-risking of the offshore book.

PICTURED ABOVE - Anna McGill (centre), Ben Hall (left) and Bianca Snee (right) ANZ Courtenay Place Branch - Wellington, New Zealand

CASH EARNINGS PER SHARE 2004 maintains the upward trend in cash earnings per share growth.	NET PROFIT AFTER TAX 2004 profit boosted by NBNZ acquisition and continued core earnings growth.	PROFIT GROWTH EXCLUDING NBNZ AND SIGNIFICANT ITEMS Excluding the positive impacts of the NBNZ acquistion, ANZ’s core earnings demonstrated continued growth.

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2                 DIVIDENDS AND TOTAL SHAREHOLDER RETURNS

The total return to an investor over a given period comprises the combination of dividends paid and the movement in the market value of their shares over that period. This combination is commonly referred to as the Total Shareholder Return (TSR).

TSR not only reflects the immediate return to shareholders by way of the dividend, but also any change in the market’s assessment of the long term value which the company is building, which will be seen as a change in the share price.

In order to maintain a balance between dividends and reinvestment in the business, ANZ’s practice in recent years has been to increase dividends at approximately the same rate as the growth in earnings per share excluding significant items and goodwill amortisation (Cash EPS). In the year ended 30 September 2004, Cash EPS grew by 10.1% to 161.1 cents. The fully franked dividend for the year grew by 10.8% after adjusting for the bonus element of the Rights Issue, with an annual dividend of $1.01. The interim dividend of 47 cents and the final dividend of 54 cents were both records for ANZ, reflecting our continuing growth. The Group expects that it will be able to maintain full franking for the foreseeable future.

TSR in the year to 30 September 2004 was 17%. Over the past five years, the TSR for an investor in ANZ who fully reinvested all dividends, was 20% compound, reflecting our continuing delivery of growth and value to our shareholders.

PICTURED ABOVE - Tomoko Sakai, ANZ Surfers Paradise. RIGHT - Tracy Waters and Michael Turner, ANZ Warragul Branch

SHAREHOLDER RETURNS VALUE OF $100 INVESTMENT IN ANZ SHARES OVER 5 YEARS Share price re-based for Rights Issue. Assumes re-investing of dividends.

DIVIDEND GROWTH

DIVIDENDS PER SHARE

The 2004 dividend was a record with a 47 cents interim dividend and a 54 cents final dividend, both 100% franked. Adjusting for the bonus element of the Rights Issue, dividends grew by 10.8% broadly in line with the growth in earnings per share excluding significant items and goodwill amortisation.

RETURN ON EQUITY Return on equity was dampened by the effects of accounting for goodwill following the NBNZ acquisition.

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3                 REVENUE AND BALANCE SHEET GROWTH

Revenue growth is one of the most important measures of our performance, reflecting our success in gaining new customers and winning more business from our existing customers. Revenue growth is the essential foundation for sustainable growth in profits and shareholder value.

ANZ’s revenue comprises net interest income and other operating income.

NET INTEREST INCOME at $5,254 million increased by $943 million (22%), driven by:

Volume

Average net loans and advances grew by $44.8 billion (32%) overall with growth mainly attributable to the acquisition of NBNZ ($26.4 billion), Mortgages Australia ($13.0 billion), Corporate ($2.3 billion) and Institutional Australia ($1.8 billion). Average net loans and advances reduced by $2.4 billion (20%) in overseas markets as a result of our risk reduction strategy and exchange rate movements.

Average deposits and other borrowings grew $37.2 billion (31%), largely driven by growth from the NBNZ acquisition ($25.3 billion), Treasury ($3.4 billion), Personal ($3.4 billion), and Corporate ($1.7 billion).

Margin

Net Interest Margin contracted by 18 basis points owing to:

•  Changes in the mix of assets and liabilities that negatively affected the net interest margin by 6 basis points.

•  Competitive pressures reduced margins by 3 basis points, mainly arising in the Institutional and Mortgages businesses.

•  Wholesale rate movements had a significant impact, reducing the net interest margin by 6 basis points.

•  Margins were also reduced by 2 basis points by increases in retail broker payments.

•  Funding costs associated with the acquisition of NBNZ resulted in a 3 basis point decline in the Group’s interest margin.

•  Funding costs associated with unrealised trading gains reduced margins by 4 basis points, directly offset by equivalent gains in trading income.

•  A number of other factors, including foreign exchange revenue hedging income, credit card volumes carrying interest and the substitution of USD TrUEPrS hybrid with AUD StEPS, combined to contribute a 6 basis point increase in net interest margins.

OTHER OPERATING INCOME at $3,391 million increased $583 million (21%). Excluding significant items, other operating income increased $459 million (16%) due largely to the $259 million contribution from NBNZ.

Lending fees increased by $18 million, driven by lending growth in Corporate, Personal and Esanda offset by a $16 million reduction in Institutional reflecting our offshore risk reduction strategy.

Non-lending fee income increased by $165 million, driven mainly by growth in Personal ($112 million), Institutional ($39 million) and Esanda ($9 million).

Foreign exchange earnings increased $16 million with increased commodity and structured product sales in Institutional.

Profit on trading instruments increased $31 million, with a lower proportion of revenue booked as interest due to funding of cashflows.

Other operating income reduced $30 million with a reduction in income received on the TrUEPrS swap partly offset by increased equity accounted income from ING Australia.

REVENUE Continued revenue momentum was a feature of the 2004 result.	NET LENDING ASSET GROWTH Profit growth was volume driven, more than offsetting lower margins.	DEPOSIT AND BORROWINGS GROWTH Deposits continued to grow, although stronger lending growth required more wholesale funding.	NET INTEREST MARGIN Net interest average margins have decreased this year in line with long term trends for the industry.

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4                 COST PERFORMANCE

Controlling costs and ensuring that we operate efficiently is one of the ways we maximise returns to our shareholders. The cost to income ratio expresses the Group’s expenses as a percentage of revenue and is one of the clearest and most widely used measures of efficiency in the banking industry.

During the year ended 30 September 2004 the cost to income ratio remained broadly stable at 45.3%, staying within our target range (see chart below). We continued to increase investment in organic growth opportunities in the Australian franchise aimed at improving our market share. Operating expenses increased by $798 million, of which $572 million occurred because of the acquisition of NBNZ with a further $21 million in NBNZ incremental integration costs. Excluding these factors operating costs increased by $205 million (6%) driven by:

•  Personnel expenses increased $110 million as a result of annual salary increases together with an increase in staff numbers of 775, mainly in:

•                  customer facing positions (600 staff) in New Zealand, Foreign Exchange, Capital Markets, Trade Finance and Personal; and

•                  central functions (155 staff) driven mainly by an escalating compliance focus and project related activity.

•  Technology costs increased by $44 million largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•  Premises costs increased $17 million, with increased investment in the branch network and changes in accounting methodology for rental costs.

•  The appreciation of the Australian dollar suppressed cost growth by $39 million.

PICTURED BELOW LEFT Sonya Witton and Peter Kotanidis ANZ Dorcas Street, Melbourne. BELOW RIGHT Meg Llewellyn and David Young, ANZ Dorcas Street Melbourne.

COST TO INCOME RATIO ANZ remains an efficient bank with a cost to income ratio within our target range.	ANALYSIS OF EXPENSE GROWTH Cost growth was mainly driven by the acquisition of NBNZ and our investment in sustainable growth areas of the Group.

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5                 LOW RISK

The economic environment in Australia and New Zealand remained positive throughout the year, with robust economic growth, unemployment at low levels and low interest rates. This was complemented by strong global economic growth, creating a relatively benign credit environment.

Arrears and loss rates in the consumer portfolio, including residential property, continued to track at or near record lows. ANZ nonetheless continues to adhere to conservative lending criteria, for example, assessing borrowers’ capacity to absorb an increase in interest rates in the loan approval process for residential property.

Integration of NBNZ into ANZ’s global risk framework is progressing well.

We continued to apply our conservative approach to market risk. One indicator which reflects this approach is our low level of Value at Risk, covering both physical and derivative trading positions, relative both to our peers and historic levels.

ANZ continued to pursue its risk reduction strategy, with continued rebalancing of the Group’s lending portfolio towards core customers, domestic markets and consumer businesses. The combination of the economic environment and consistent application of our risk reduction strategy was reflected in the 2004 results.

ECONOMIC LOSS PROVISION

The Group economic loss provision (ELP) charge was $632 million compared with $614 million in the year to September 2003. The increase was driven by volume growth and $62 million arising from the acquisition of NBNZ offset by lower risk in our existing businesses.

ECONOMIC LOSS PROVISION (ELP)	LENDING ASSET BUSINESS MIX	LENDING ASSET BUSINESS MIX
Lower risk is reflected in both ELP rate and NSP reductions.		Lending portfolio mix is now lower risk and more sustainable.

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The ELP rate decreased 8 basis points over the year in line with the Group’s improving risk profile. This was a result of sound growth in lower risk domestic assets (principally mortgages), the acquisition of the relatively low risk NBNZ franchise, the continued de-risking of the offshore portfolio and a lower central charge for unexpected offshore losses.

NET SPECIFIC PROVISIONS

Net specific provisions (NSP) were $443 million, down $84 million from the year to September 2003. The reduction in losses was principally in the international operations of Institutional, which reduced $121 million over the year. NSP in the Australian and New Zealand portfolios increased over the year by 11% and 56% respectively. The increase in Australia was primarily due to one account in the telecommunications industry ($87 million) whilst in New Zealand the acquisition of NBNZ added an additional $14 million over the year. As a percentage of net lending assets, NSP reduced to 22 basis points, down from 34 basis points in September 2003.

GROSS NON-ACCRUAL LOANS

Gross non-accrual loans decreased to $829 million, down from $1,007 million as at September 2003. This improvement was achieved notwithstanding the inclusion of $81 million of NBNZ non-accruals loans in the portfolio this year. The overall reduction in non-accruals was primarily the result of realisations, upgrades and write-offs of a number of large balances in the Institutional portfolios. The default rate (new non accruals/average gross lending assets) has decreased since September 2003 by 10 basis points, from 63 basis points to 53 basis points in the year to September 2004.

GENERAL PROVISION BALANCE

The general provision balance at 30 September 2004 remained strong at $1,992 million (1.01% of risk weighted assets), compared with $1,534 million (1.01% of risk weighted assets) as at 30 September 2003. The general provision balance increased $458 million during the year, due to the ELP rate being higher than the actual loss rate, plus the general provision of $282 million included as part of the acquisition of NBNZ. This represents a surplus of $532 million over the Australian Prudential Regulatory Authority (APRA) minimum guideline.

LOCATION OF LENDING Lending assets are increasingly located in core domestic markets with a consequent reduction in risk profile.	ANZ VALUE AT RISK 97.5% CONFIDENCE LEVEL A low level of Value at Risk reflects our conservative approach.

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6                 CAPITAL EFFICIENCY

We regard shareholders’ capital as a scarce resource, to be managed carefully and efficiently.

In recent years, ANZ has been progressively re-balancing its lending portfolio, with a higher proportion of assets now in lower risk asset classes. For example, we have reduced the proportion of assets outside our domestic markets so that by 30 September 2004, 95% of our lending assets were located in Australia and New Zealand. Similarly we have re-weighted the portfolio more heavily towards consumer lending, which is generally less capital intensive than corporate lending. This re-balancing has allowed us to reduce the amount of capital we are required to hold as a proportion of risk-weighted assets.

The Group’s capital ratios declined during the year, principally because of the acquisition of NBNZ and the redemption of the TrUEPrS preference shares. ANZ’s total capital adequacy ratio (as a proportion of risk-weighted assets) decreased from 11.1% to 10.4% over the year to September 2004, with the Tier 1 ratio also decreasing from 7.7% to 6.9%.

Adjusted common equity (ACE) reduced from 5.7% to 5.1% to be slightly above our target range of 4.5% to 5.0%. This has provided us with the capacity to pursue capital management initiatives.

The ACE target range was reduced by 25 basis points at the time of the NBNZ acquisition, reflecting the progress made in re-balancing the portfolio. More recently the target range was reduced by a further 25 basis points, in recognition of the fact that APRA’s requirement to take a deduction for capitalised expenses did not change the underlying economic risk of the business.

In addition to growth in retained earnings, some of the significant events affecting the capital ratios during the year were:

• Risk weighted assets increased by $45 billion during the year including $28 billion associated with the purchase of NBNZ.

•  ANZ issued ordinary shares by way of a two for eleven rights issue at $13 per ordinary share, raising capital of $3,562 million to fund the NBNZ acquisition.

•  The dividend reinvestment plan resulted in a $135 million increase in share capital.

•  ANZ raised USD1.1 billion via the issue of stapled securities. This hybrid loan capital, classified as debt on ANZ’s balance sheet, qualifies as Tier 1 capital for capital adequacy reporting.

•  In December 2003, ANZ bought back its TrUEPrS preference shares, issued for USD775 million in 1998.

•  Purchased goodwill on the acquisition of NBNZ of $3.1 billion was deducted from Tier 1 capital.

PLEASE REFER TO PAGES 92 - 93 FOR A COMPLETE GLOSSARY

ACE RATIO DRIVERS Exceeding our ACE target range of 4.5% to 5.0% provides the capacity to pursue capital management initiatives.	ANZ MARKET CAPITALISATION ANZ’s market capitalisation has more than doubled over the past five years.

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7                 SHAREHOLDER VALUE

One way of measuring shareholder value is Economic Value Added (EVA™) growth relative to prior periods. EVA™ for the year ended 30 September 2004 was $1,750 million up 11% from $1,572 million in the prior year.

We consider EVA™ to be one of the most effective ways of determining how much shareholder value we are creating and we have embedded EVA™ methodology into all important decision-making processes throughout the Group. We use EVA™ as a key measure for evaluating business unit performance and correspondingly it is a key factor in determining the variable component of remuneration packages.

EVA™ adjusts our profit for the cost of capital involved in generating that profit. It is based on operating profit after tax available to ordinary shareholders, adjusted for significant items, the cost of capital, and imputation credits (measured at 70% of Australian tax). Of these, the major component is the cost of capital, which at ANZ is calculated on ordinary capital at a rate of 11%.

We allocate economic capital to each business unit based on the unit’s inherent risk profile. It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk. This method is designed to help drive appropriate risk management and business strategies throughout the organisation.

One of the key drivers of our efforts to reduce risk in our balance sheet has been EVA™. In our Institutional business, for example, whilst risk reduction has contributed to flatter profits in the immediate term, using EVA™ it becomes clear that our strategy is in the best interests of our shareholders. Institutional has continued to generate positive EVA™ in spite of the short term flattening of traditionally measured profit.

The importance of EVA™ for investors is that it allows them to determine how much value management has created. Using this methodology, the market value of a company is the combination of its capital plus the present value of expected future EVA™, or in other words, capital plus the present value of expected future excess returns over the cost of that capital.

EVATM Continued profit growth combined with a reduction in risk have resulted in EVATM growth improving value for shareholders.
ANZ’S VALUE IS LARGELY REPRESENTED BY INTANGIBLE ASSETS Market expectations of future performance determine our current share price.

* adjusted for 2003 Rights Issue

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SENIOR MANAGEMENT
LEADERSHIP AND SUSTAINABLE PERFORMANCE

Our challenge is not only building the capacity of an organisation to perform and grow in the near term, but also ensuring ANZ delivers sustainable value over the long term. It leads to the concept of self-renewal, which needs to be directed. This is the role of leadership – to create a self-renewing organisation.

PETER MARRIOTT	MIKE GRIME	STEVE TARGETT	BRIAN HARTZER	SIR JOHN ANDERSON	JOHN MCFARLANE

CHIEF FINANCIAL OFFICER	MANAGING DIRECTOR OPERATIONS, TECHNOLOGY AND SHARED SERVICES	GROUP MANAGING DIRECTOR INSTITUTIONAL (SEATED)	GROUP MANAGING DIRECTOR PERSONAL DIVISION	CHIEF EXECUTIVE ANZ NATIONAL BANK LIMITED	CHIEF EXECUTIVE OFFICER

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Of the top 20 companies in Australia by market capitalisation in 1980, only five remained in the top 20 in 2004. ANZ is one of those that has survived and thrived.

This statistic however highlights that companies, in and of themselves, are not always sustainable entities. Many deliver shareholder value for a period and then tend to atrophy unless long-term sustainability is made a real priority.

Developing sustainable performance and value at ANZ has meant the traditional concept of the leader at the top, which others follow, has had to disappear. These days every person has to be a leader whether they are at the moment of contact with a customer or at the moment of a decision in their day-to-day role.

It is people who serve customers, create new ideas and make companies great. So it is easy to understand why ANZ has placed so much emphasis on creating an environment which can engage and involve everyone in the organisation and where leadership is fostered at all levels.

We have been transforming ANZ from a traditional banking-type culture into a modern, vibrant organisation through a program called Breakout. It is a program which emphasises leadership, diversity, coaching and development and creates a shared vision of an exciting organisation.

How people feel about working in the organisation and how passionate and engaged they are in its agenda, is what makes the difference between a good and a great company.

As leaders, one of our main responsibilities therefore is to create an environment of opportunity, challenge and development for our people. That involves enhancing their capacity to produce and create, and to stimulate, release and focus the energy that without effective leadership would remain latent.

Details of Senior Management qualifications and experience can be found on www.anz.com/corporateinformation/anzmanagement

BOB EDGAR	ELIZABETH PROUST	GRAHAM HODGES	MARK LAWRENCE	SHANE FREEMAN	ELMER FUNKE KUPPER	PETER HAWKINS

CHIEF OPERATING OFFICER	MANAGING DIRECTOR ESANDA (SEATED)	GROUP MANAGING DIRECTOR CORPORATE	CHIEF RISK OFFICER (SEATED)	GROUP GENERAL MANAGER PEOPLE CAPITAL AND BREAKOUT	GROUP MANAGING DIRECTOR ASIA PACIFIC	GROUP MANAGING DIRECTOR GROUP STRATEGIC DEVELOPMENT

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BUSINESS DIVISIONS

PERSONAL DIVISION
MAKING A PERSONAL CONNECTION WITH CUSTOMERS
A CONVERSATION WITH BRIAN HARTZER

ANZ’s Personal Division is made up of its specialist retail businesses in Australia – Personal and Wealth Distribution, Mortgages, Credit Cards, Merchant Services and Deposit Products. It involves over 10,000 people working to provide personal financial services to the 3.25 million Australian customers who use ANZ’s network of 742 branches, 1,228 ATMs, 70,000 EFTPOS devices and internet banking. Brian Hartzer is the Group Managing Director of the Personal Division.

Retail is detail

BH: We have real momentum in our personal banking business around strong day-in, day-out management of customer satisfaction, costs and sales growth. It shows in our results this year where we have seen an improvement in all the right measures. Whether it is customer satisfaction, sales volumes, revenue growth, profit growth, staff satisfaction – they are all going in the right direction.

We’ve made good progress with the initiatives we put in place to revitalise our branch banking business. We have great information systems for our managers and a very different local management model where we have given our people a sense of ownership about their branch. Now in every market, in every branch, in every role in those branches, we have people who have the right attitude, who are well-trained, who are proud of what they’re doing and want to connect with customers. This has unleashed incredible energy and given us the right foundation.

Servicing is not the same as service

BH: It’s timely to be thinking harder about service. What we have done as an industry in the past 10 to 15 years is focus on servicing, which I would define as processing hundreds of thousands of interactions per day, in an efficient way. This is different to service, which is about personal connection, listening, exploring needs, and then executing.

I think most of our energy up until a couple of years ago was really spent on servicing, not service. What we’ve gradually started to do is recognise the importance of service in the way that I define it. It’s refocusing on what service is really about which, when you look at the customer satisfaction scores, that has begun to differentiate us from the other major banks.

That isn’t to say we couldn’t do a lot better, we can, but we do have real momentum.

Listening for subtle clues

BH: One of the things everyone talks about is the need to focus on the customer. To me the issue is about how we design the propositions and the service experience that we put out there from the way a customer sees it, or the way a customer would think it was of value.

What I want us to do is to really listen to the customer for those subtle clues about what actually matters. What does this particular service mean for that person in their life at that point in time?  How do they think about it? What’s important to them about it?

So part of being customer-focused is about understanding what is going on in the customer’s mind and in their life. It’s about trying to deliver to fit in with that, rather than make them fit in with us.

Sometimes that might lead to how you design your product, sometimes it might lead to how you bundle your product, sometimes it might lead you to recreate the process of acquiring that product or the process of how you service it after the sale is made. But it’s about looking at the particular opportunity through the eyes of the customer, through the lens they are applying.

Branches are important

BH: In the mid-90s there were lots of people running around talking about the death of the branch and that everything was going electronic. There’s no question there has been a massive shift in people’s behaviour. But that doesn’t translate into ‘by the way you don’t need branches anymore’!

In fact branches play an important role for pretty much all customers, even if they don’t go into them. It’s because part of our proposition is the ability for customers to go to see someone and talk about their financial affairs. Frankly, there are certain types of conversations that you don’t want to have over a telephone.

So we have recognised this but we need to really firm this up. We need to make sure our branch network is well located and well signed and staffed to support those kinds of personal interactions with customers. In fact we are opening branches in more areas, including some of the higher growth areas. My aim is to open up to 80 branches over the next three years. It’s about recognising the importance of the branch network in a multi-channel world.

Big opportunities

BH: One of the big opportunities that has really struck me in my visits around the network is the burden that we’ve put on the people in the network in terms of day-to-day administration. So one of things we need to do is have a fresh look at all that stuff and say: how do we trim it down to free up time, so our people can spend less time looking toward head office and more time looking out toward customers.

We are also making great progress on training. We’ve opened training facilities in Sydney and Melbourne, there’s one about to open in Brisbane, and eventually we’ll have one in every capital city. It will ensure we have more consistent training for new staff and greater ability to keep our people up-to-date with training on a regular basis.

It’s not a wholesale change in our business; it is about tweaking just to make sure all of the little elements that make up our business system are aligned to generating customer value, over a long period of time.

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CUSTOMER SATISFACTION WITH MAIN FINANCIAL INSTITUTION Source: Roy Morgan Research – Main Financial Institution Satisfaction, % satisfied (very or fairly satisfied), 6 monthly moving average	PERSONAL DIVISION EARNINGS BY BUSINESS

‘Retail is detail’, but it’s also about personal connections. That means you need energised people who feel good about what they’re doing, who see how they contribute, and who want to engage customers in a real discussion about their needs.

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INSTITUTIONAL DIVISION
AIMING TO STAY A MARKET LEADER
A CONVERSATION WITH STEVE TARGETT

The Institutional Division provides financial services to large corporations, institutions and governments. It brings together customer relationship management with ANZ’s specialist investment banking businesses of financial markets, corporate advisory services and trade and transaction services. Steve Targett, who joined ANZ this year from Lloyds TSB in the United Kingdom, is the Group Managing Director of the Institutional Division.

Staying a market leader

ST: It’s been a tough landscape out there for us this year. There has been intense competition, asset spreads have been contracting and there’s been a lack of volatility in financial markets.

We have a great franchise and a good overall business model. Our industry segmentation model is a key strength for us and it’s been a way of differentiating ourselves with clients.

We’re now pushing that even further and looking at how we can be effective in a range of more specialist industry sectors.

We have also made good progress working with our colleagues in corporate banking on an initiative called Wall Street to Main Street – in other words taking investment banking capabilities into our core franchise in the corporate bank.

Being relevant to our customers

ST: The next thing for us, which is really critical, is building on our strengths in presenting ourselves to clients and making it seamless.

The biggest competitive issue we have is just continuing to out-execute our competitors in the view of our clients. We’ve got to stay relevant in terms of understanding their needs and giving them the right solutions. That sounds motherhood and apple pie but that’s what works – getting the right people in the right jobs in front of clients.

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The growth challenge

ST: The other part of our challenge is to look at the areas where we can grow. Our best performing business this year was Trade and Transaction Services and there’s scope to go out and really build that business in areas like custody.

We also see growth opportunities right across Institutional building products to sell into other segments of the market that we haven’t sold into before, such as private banking and doing more in Asia.

We’re also having a fresh look at our distribution and our sales team. If I look at the way we’ve built the business over recent years, we’ve put a lot of emphasis on originating business but now we need more on distribution – in Australia, in New Zealand and in our international business.

And as I said, our industry segmentation model is a real strength and we can grow the business by specialising further – for example within Healthcare, taking market leadership into a segment like aged care.

It’s about people

ST: We have to remember this business is about people. We have a real depth in people and I believe we are getting the right people in the right jobs.

Having such a depth of good people means two things for us. One, our people continue to strive to meet the competition and meet the strategic challenges that face us. They also challenge the status quo and we’ll always need that.

The other thing good people do is continue to operate in a very disciplined way and that’s critical as they bring discipline in terms of the deals you originate and the sort of structures you use. That helps ensure we avoid credit and structural problems emerging. It’s why the people agenda is critical in this business.

Balancing the international portfolio

ST: We’ve done a great job in taking the risk out of our offshore balance sheet so it’s now only 3% of ANZ’s assets. That’s the result of a deliberate strategy to de-risk and improve the quality of the portfolio.

We’ve also announced we’ll exit the majority of our London and New York based project finance activities through the sale of our international project finance business. As a result we’ve largely completed a structural de-risking program that has been underway for a number of years.

At the same time we’re starting to see success offshore by supporting Australian and New Zealand linked customers in their global banking needs. Here again, our industry specialisation model is key, like Natural Resources, Utilities and Food, Beverages and Agribusiness.

We are developing our business in Asia too, and it’s not just about lending. We can use our balance sheet to some extent but the opportunities are more around securitisation, developing products for private bank clients, seeing more of the investment flows and getting our foreign exchange business performing strongly. Trade finance is definitely a big opportunity in the region, although we’re selective about identifying customers, commodities and the sort of markets that we want to play in.

We have a new head for our institutional business in Asia and we have identified some exciting opportunities so I’m confident we can grow successfully in Asia.

Being spot on with risk

ST: When I think about growing, I think of first making sure that we’ve got the right portfolio balance in terms of risk, that we’ve got credit risk nailed and we’ve got structural risk nailed. So that’s an area where we have to be absolutely spot-on.

I think this is a quality business with real potential to grow, and if we manage risk sensibly, that growth will be sustainable.

We’re a market leader and we aim to stay a market leader. To do that, we’ve got to keep doing the things that show our people and our clients that we really mean business and that we can get things to market quickly.

GROWTH IN NPAT IMPACTED BY DE-RISKING 2004 v 2003	INSTITUTIONAL DIVISION EARNINGS BY BUSINESS

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CORPORATE DIVISION

BUILDING STRONGER CLIENT PROPOSITIONS, INVESTING IN GROWTH

A CONVERSATION WITH GRAHAM HODGES

We’ve given our people more ability to manage their own businesses and we have recognised them for their performance.  They feel successful and their success has allowed us to invest more in growing the business.

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The Corporate Division is ANZ’s specialist business banking division in Australia, serving businesses from sole traders to corporations with up to several hundred million dollars in turnover.  Graham Hodges is the Group Managing Director of the Corporate Division.

Building powerful client propositions

GH: We’ve delivered a strong financial performance this year but that’s an outcome from a number of years of hard work in building a better service proposition for our clients.

It’s what we’ve been aiming to do across each of the businesses.  By having better people and more of them in the marketplace, developing more niche business segments where we can provide specialist services, and by engaging with the broker market we have been able to grow market share.

Virtuous circle of growth

GH: We have a strategy in the business called ‘earning the right to grow’.  It’s about creating that virtuous circle of growing revenue and investing some of the revenue growth in the business for a stronger performance in the next year.

It’s something we’ve tried to follow for four years now and it’s worked well for us, but it does require quite a lot of discipline about the way you invest, where you invest and the paybacks you get for those investments.  Some of the really good options we’ve found right under our feet.  For example, we’re underweight in New South Wales and Queensland so we’ve invested strongly in putting more people in those markets.

Finding jewels in the business

GH: Growth is also about finding the jewels within the business where we have a high probability of success rather than going for long-shot opportunities.  For example, we’ve developed niche markets where we have specialised in building strong customer propositions.  These include a couple of areas such as pharmacies, aged care and franchising.  This idea is really at the heart of our specialisation strategy because, in fact, business banking is made up of a whole lot of specialty sectors.

We have also invested just as much on the risk management side as we have on the business development side: investing in quality assurance managers and making sure we have the right management information systems keeping everyone alert to the risk issues.

Linking our businesses

GH: We run corporate banking and business banking as separate businesses because they have different customer bases and there are different strategies for each business.  However we’ve created a lot more synergy between the businesses.  I mean, we’re working together to look for business opportunities.  We’re holding customer functions together, we’re referring clients to each other and we’ve created opportunities for people to move across from one business to the other to expand their career paths.

We’re now taking the same approach with small business – the sole traders and very small businesses with just a few employees.  It will be a strategy that links our business banking capability with our branch banking capability and delivers a really strong client proposition.  That will take a bit of time but, if we do it well, we should be able to attract a lot more business customers.

Wall Street to Main Street

GH: Another area we’ve had terrific success in this year is our Wall Street to Main Street strategy.  Essentially it’s bringing investment banking solutions used by large corporations to mid-sized businesses.  So, for example, if you’re a family business facing generational change or you’re trying to grow rapidly and you don’t have sufficient capital to do it but there’s a terrific opportunity to expand your business, ANZ can sit behind you as either an equity partner, providing leverage finance or providing corporate finance advice.

It’s a strategy that we’ve been building now for almost five years but in the past 12 months we have made real progress.  And of course it opens a whole wealth of opportunities in terms of what we can do with our clients and allows us to move them from being satisfied to genuinely delighted.

We’ve now offered, for the first time, a product called Development Capital.  This allows fast-growing small businesses that are performing well, but don’t have sufficient equity and capital behind them, to take that next step by providing capital support for them.  To see that success happen has been terrific.

Cocktails and gold watches

GH: The other thing, which has been really interesting, is the recognition we have given to people with 30 or more years service.  We have regular functions to recognise people who perform well and who have done special things in the business.  What’s interesting is that many people who are getting gold watches for long service are also the ones who have the best performance.

We’ve got a group of quite experienced bankers who are contributing significantly.  They’ve probably surprised themselves to some extent at how much more they can do and how much more energised they can be when they’re given the opportunity and the freedom to get out there and drive things.

These people are actually the mainstay of the business in terms of getting things done and providing that experience to people who perhaps are still learning how to be effective in the marketplace.  For example, we took on some 60 graduates this year and to see the cocktail of the really experienced people who’ve been with ANZ for 20 or 30 years and the energy of the new graduates coming in, is really quite exciting.

27

NEW ZEALAND

LEADING POSITIONS, QUALITY EARNINGS, CONTINUED GROWTH

A CONVERSATION WITH SIR JOHN ANDERSON

The New Zealand Division, known formally as ANZ National Bank Limited, was created following ANZ’s $4.9 billion acquisition of The National Bank of New Zealand from Lloyds TSB in December 2003.  It is New Zealand’s largest bank employing 8,500 people with leading positions in all market segments.  It operates under two brands, ANZ and The National Bank of New Zealand.  Sir John Anderson is the Chief Executive of ANZ National Bank Limited.

An unusual merger

JA: This has been quite an unusual merger.  Normally one brand consumes the other’s name and operations but ANZ and The National Bank have such a large market share we’ve gone down a two-brand strategy path.  In fact, since the merger, the further we’ve gone the better it is working.

The approach we followed was to take six months working out exactly what to do, then rapidly driving integration.  There’s a real logic in this.  You really have to know where you’re going so you can head in the right direction.

Getting to know each other

JA: In late 2003, after we announced the merger, many of us in the bank received feedback from customers saying: ‘look, we’re just going to wait and see; we’re not quite sure what all of this means to us’.  We don’t get that feedback now.  Customer feedback and customer growth have been positive.

In the first six months, everyone got to know each other.  ANZ and The National Bank staff have very similar values which have seen both brands and the teams working extremely well together.  We have very skilled and competent people in our business in both brands.

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We have also spent time setting up good governance structures.  So, you might say we’ve spent time getting all the building blocks in place to go forward.  While we’ve been doing that, we’ve still been able to do business as usual very well.

Enhancing our ability to grow

JA: By and large we’ve already finished non-technology integration.  That means 95% of our people are now focused on the business rather than being distracted by integration.

There’s been a lot of time spent on reviewing the way forward for systems because it’s not only a New Zealand solution that we’re looking at, it’s also a Group solution.  We’ve reached the right outcome, which for retail involves maintaining separate systems to reduce the risk and complexity of integration and place greater emphasis on maintaining market share and future growth.  We plan to integrate all our other systems by the end of 2005.

That’s the battleground

JA: Our three competitive levers are price, speed to market and customer service.  That’s the battleground.

The National Bank has had a huge advantage in having a single customer view.  That’s a key driver of our high levels of service, satisfaction and growth in the personal businesses.  We are aiming to have that capability in both brands.

The other lynchpin to customer relationships is the business being part of the community.  Both ANZ and The National Bank are recognised for their community involvement and this will continue in the future.

Excitement and urgency

JA: For both ANZ and The National Bank it has been exciting for the two companies to come together under one group.  ANZ had started on a very positive path of reviving the ANZ brand in retail markets in 2003.  It has done very well in other markets, like institutional banking.

On The National Bank side, the retail businesses are still growing well, while the integration with ANZ businesses have strengthened the business market and operational areas.

We’ve got a plan, a commitment, and a way forward which has been communicated to all our people.  There’s a sense of excitement and urgency in the business now many of the distractions of integration are out of the way.

Continued growth

JA: We’ve got great businesses now the infrastructure is set up.  We’re now there in every market and we’re making sure we have the leading edge and are getting it right in servicing the customer.

We have also expressed the intention that we would look at floating some of the ANZ National shares in New Zealand.  We can’t do that until integration has finished, of course, because you have got to have stable, quality earnings to go forward on and there are many other complex issues to be considered.  But it would give a whole new emphasis and impetus to staff and to customers because then they feel even greater ownership of the organisation.  So it’s quite an interesting time ahead.

We’re planning on continued growth and delivering quality earnings.  Quality earnings underpin the business strategy and provide the platform for growth in market share in the future.

29

ASIA PACIFIC

CREATING A NEW PLATFORM FOR GROWTH

A CONVERSATION WITH ELMER FUNKE KUPPER

ANZ’s Asia Pacific Division covers 10 countries in the Pacific where it provides a full range of retail and commercial banking services and 11 countries in Asia where it primarily serves Australian, New Zealand and Asian corporations doing business across the region.  The Division also has a local retail partnership with Panin Bank in Indonesia and a credit card jointventure with Metrobank in the Philippines.  Elmer Funke Kupper is the Group Managing Director of the Asia Pacific Division.

Extending leadership in the Pacific

EFK: In Asia Pacific we have three big growth agendas.  The first of these is in the Pacific where we’re already the leading financial institution.  It’s really one of our core ‘domestic’ businesses, like Australia and New Zealand.

Growth in the Pacific can come from three areas: growth in the number of customers, growth in the business we do with each customer and growth in the number of markets we serve.

Given our size in the region, organic growth may look harder for us.  However, there are still opportunities based on improvements in our products, our sales approach and customer service.  For example, our investments in electronic banking and insurance have given us new revenue streams, and by offering specialist advice in areas such as tourism, we can give customers more complete solutions.

Finally, we can grow by entering countries that we are not in today.  We’ve proven with a number of smaller acquisitions in recent years that we can add real value, not just to the banks we acquire, but also to customers by offering new products and services.

Building relationships

EFK: Our aim in the Pacific is to be the number one financial institution and most respected company in the region.  Part of our success though, will have to come from building stronger relationships with local communities and supporting the economic growth in the region.  A good example of this is in Fiji, where we are working with the United Nations Development Program to bring basic banking services to 400,000 people in remote rural communities.

There’s also a great pool of talented people in the region and increasingly we’re relying on our local staff to run the business.  It’s been a great journey for us all in the Pacific over the better part of a decade and very successful for ANZ.

Growing the Asian network

EFK: The second part of the growth agenda is our ANZ network in Asia.  We can’t underestimate the importance of Asia to Australia’s future.  The flow of trade, investment and people will continue to grow.  For example, China is undergoing the greatest economic expansion ever witnessed anywhere in the world.

ANZ is in a unique position to grow with the region.  There are very few banks that have positions in 11 Asian countries, and combining this with our traditional strength in corporate banking really gives us something to build on.  We’ve shown a commitment to the region by supporting our customers through the financial difficulties Asia faced in the late 90s.  We’re now adding more expertise and people in trade finance, capital markets and foreign exchange to deliver the right solutions to our customers.

This expansion follows several years of ‘de-risking’ the business and putting tighter asset writing policies in place to establish a foundation for growth.  The result has been several years of low credit losses and non-accrual loans are down to very modest levels.

Partnerships in Asia

EFK: The third growth agenda is our consumer business in Asia, where economic growth is fuelling tremendous growth in retail banking.

Increasing wealth is leading to higher levels of savings - we estimate US$1.7 trillion of new retail savings will be generated in Asia in the next five years.  Growth in savings is going to be rapidly followed by higher spending and increased borrowing.  The growth rates in financial services which result from this are likely to dwarf what we will see in well developed markets.

We believe we can participate in this growth by developing partnerships with local banks.  In most markets, local banks tend to dominate in retail banking and Asia will be no different.  So joining forces with a local bank that can benefit from ANZ’s experience in retail banking makes a lot of sense.

The idea isn’t new for us and we already have experience in making it work.  For example, with Panin Bank in Indonesia and with Metrobank in the Philippines.  In each case, we have a minority shareholding and we add value through our experience in credit cards, mortgages, car finance and retail distribution.  Both those businesses are doing well.

Over the next five years we’ll build more partnerships with a focus on retail banking.  We’ve recently signed a Memorandum of Understanding with a Shanghai-based credit cooperative and are now working with them to improve their risk management processes ahead of them becoming a commercial bank.

This strategy isn’t risk free and we’re careful in selecting our partners.  We’re focusing on consumer banking, which is fundamentally lower risk than corporate banking, we’re making modest investments and we’re contributing ANZ’s expertise in risk management and personal banking.  This approach gives us a really good chance of success.

The upside of this strategy could be material over the longer term.  Asia has been on the recovery path from the economic issues of the late 1990s.  Wealth is growing very rapidly and financial institutions are moving to take advantage of this.  Our strategy is to give ANZ a new growth platform by participating in Asia’s economic expansion.

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Asia Pacific is an important part of our long-term future and it’s a new platform for ANZ’s growth.  We already have great existing businesses in the region and what we’re building now is a number of new options that can give us growth five years out or more.

31

ESANDA

THINKING OUTSIDE THE SQUARE

A CONVERSATION WITH ELIZABETH PROUST

The market has been a little tougher this year, but we’re demonstrating we can turn around a mature business and create growth by thinking outside the square and creating a more entrepreneurial culture.

Esanda is ANZ’s specialist asset finance business in Australia, operating as UDC in New Zealand.  It is Australia’s largest asset-based finance company and a leading provider of vehicle and equipment finance solutions and fixed interest investments.  Elizabeth Proust is Esanda’s Managing Director.

The growth challenge

EP: We had a solid result this year, having delivered 11% earnings growth.  Some of our traditional business however is mature – relatively low growth, low return.  So, the challenge for us is to see how we can turn some or all of our businesses into growth businesses.

Our focus has increasingly been to emphasise the parts of the business which are growing faster and to invest in new opportunities.  For example, car dealerships are an important source of business to us but it’s a very competitive area and we have had great success in providing more finance for cars directly to end-customers though channels like the internet.

What we are trying to do is to strip away some of the bureaucratic constraints and make our people more entrepreneurial.  It gives them the opportunity to show that we can grow within our traditional business and by creating new businesses.

Creating a successful culture

EP: We have also focused on creating a successful culture.  We have had a series of programs with our people that have played an important role in making the business more vibrant and a great place to work.

I’m also passionate about diversity and its role in the businesses success.  It’s both an economic and equity issue.  Our people should reflect our customer base and the broader community.  That includes ethnic, gender and age diversity.  So when I am hiring managers I make sure there is a woman on every selection panel and that there is someone from another part of our business.  And when I use recruitment firms to find new people, they need to think outside the square and find a wide range of people who can do the job.

It’s not just ensuring women get into leadership roles, for example.  It’s also helping get them into line management so they are seen as being able to manage people, be responsible for large budgets and for running a business.  We need more of that in Esanda and UDC, and more broadly within ANZ.

Simplicity, savvy, focus

EP: The other part of being successful and growing is really understanding customers.  Our customers aren’t buying our products; they’re buying a car or a truck and our products are a means to an end.  So what they want from us is simplicity: that we’re easy to do business with and we will get it right the first time.

That’s why we have worked to reengineer our processes to make Esanda easier to do business with and to redevelop the Esanda brand.  The challenge for finance companies is that products are increasingly commoditised and we want to stand for something a little different.  For us, it’s simplicity, savvy, focus, independence.

We have had a very positive response to our new positioning.  Our staff like it, our customers like it and, this will sound like a small thing, our customers are now for the first time getting statements in a user-friendly format.  I see that as a real sign that we are changing.

32

ING AUSTRALIA

GETTING BACK TO GROWTH

A CONVERSATION WITH PAUL BEDBROOK

Compulsory superannuation is a growth engine and that will continue into the foreseeable future.  Greater complexity in tax and retirement income policies has seen the need for advice increase, with a huge increase in the financial advice and planning industry.

ING Australia is a joint venture between ANZ and leading global financial institution, ING Group.  ING Australia is one of Australia’s leading fund managers and life insurers with over $30 billion in assets under management.  Paul Bedbrook is Chief Executive Officer of ING Australia.

Growth and efficiency

PB: It’s been a good year for us, for the joint venture.  We have come through a tougher period, with the bear market in 2001- 2002 and part of 2003, and now business performance is continuing to improve.

After a period of industry consolidation the major players now have a much bigger market share.  The industry is maturing and is now in what I would call the efficiency phase.  It means managing performance is about operating efficiently on low margins and high volume, whereas previously, in the mid and late 90s, it was all about growth with minimal finesse.

Providing solutions

PB: Around 95% of our business is through intermediaries, such as adviser groups.  So a big part of our philosophy is to service advisers well and to provide solutions to facilitate what they’re trying to do with their client base.

Having said that, we certainly have a consumer brand which is very well thought of.  Our advertising campaign featuring Billy Connolly communicates that ‘we speak your language’, and ‘we identify with you as consumers’.  So a lot of what we do is ensuring the business lives up to the brand.  We’ve made good progress but there’s still a way to go.

Long term business

PB: Managed funds and life insurance are long-term businesses.  They’re about building funds under management and life insurance premiums – you have to have business on the books for a period of time to get the returns coming through.

One of the challenges is how you grow your financial planning network when for the first year or so they don’t make you money, but they will in the long run.

To be more successful in terms of growth we need more planners over time.  For ANZ it probably means a range of planners: some that work at the medium end of the market - the average customer; others that move more upmarket and perhaps 20% of planners that can deal with the private bank clients and can have much more sophisticated strategies that suit our clients.

People are paramount

PB: This is actually a people/relationship business – they’re absolutely paramount.  We have a range of programs around the development of all our staff.  For example, we’ll get a business school to run courses for first-time supervisors.  We have a program at the moment with Macquarie University, which is focused on developing our middle to senior managers.  In addition, the ING Business School, based in Amsterdam, runs programs in Europe and locally for senior executives.

Looking ahead

PB: We need to get strong growth going again on the funds management side, instead of relying on recent gains through efficiencies.  We need to grow inflows and our life insurance business, which does well, but which we think we can accelerate compared to where it is at the moment – that’s exciting for us.

Part of this involves growing our distribution network.  We can increase planner numbers organically but there may also be opportunities, where advisers are reviewing where they’re going to be positioned longer-term, for acquisition opportunities.  And of course, we’ll be pushing very hard with ANZ financial planning to help that network grow.

There are really four priorities for ING Australia now – we’ve got to grow funds under management, accelerate the insurance growth, grow distribution numbers and continue the efficiency program.

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BUSINESS PERFORMANCE

OUR

BUSINESS PERFORMANCE

PERSONAL

Personal Banking Distribution (including Rural and Private Banking), Banking Products, Cards and Merchant Banking Services, Mortgages

$M	2004	2003	%
Operating Income	2,879	2,593	11%
Operating expenses	(1,551)	(1,439)	8%
Provisions	(183)	(169)	8%
Profit before tax	1,145	985	16%
Income tax expense	(343)	(292)	17%
Net profit	802	693	16%
Cost to income ratio (CTI)	53.9%	55.5%	-3%
Staff (FTE)	8,934	8,795	2%

PERFORMANCE

•  Profit – Profit after tax increased by 16% with profit growth of 58% in Cards and Merchant Services, 22% in Banking Products and 6% in Personal Banking Distribution offsetting a 2% reduction in Mortgages.

•  Cost to Income Ratio – Decreased by 53.9%.  Income growth of 11% outpaced expense growth of 8%.  Income growth driven by lending volume growth of 18%.

•  Risk Management – Provision for doubtful debts increased 8%, driven by lending volume growth.  Non-accrual loans and net specific provisions remained low reflecting sound credit quality.

•  Staff – 3% increase in staff in Mortgages to service continued high levels of customer activity, a temporary increase in Card and Merchant Services staff in the first quarter to handle the higher level of calls associated with changes associated with the Reserve Bank of Australia interchange reforms, an increased number of financial planners in Personal Banking Distribution and increased staffing in Rural Banking.

ACHIEVEMENTS

•  Maintained product leadership - our leadership has been recognised through Personal Investor Bank of the Year 2004, Home Lender of the Year 2004 and Best Transaction Accounts 2004 (Money Magazine).

•  Improved service delivery - customer satisfaction at 73.6% (Roy Morgan August 2004) up 7.2 points in the past 12 months and compares to the peer average 66%.

•  Improved sales productivity and cross-sell - both sales productivity and cross sales are up, benefiting from our investment in customer relationship management.

GOALS

•  Accelerate the momentum in our specialist businesses

•  Grow deposit share.

•  Deepen relationships with our customers.

•  Move costs from “back” to “front” (ie enhance our branch network and streamline process costs).

•  Further strengthen our people and culture initiatives.

INSTITUTIONAL

Institutional Banking, Markets (formerly Foreign Exchange and Capital Markets), Trade and Transaction Services , Corporate and Structured Financing

$M	2004	2003	%
Operating Income	1,927	1,922	0%
Operating expenses	(701)	(675)	4%
Provisions	(159)	(165)	- 4%
Profit before tax	1,067	1,082	- 1%
Income tax expense	(279)	(280)	0%
Net profit	788	802	- 2%
Cost to income ratio (CTI)	36.4%	35.1%	4%
Staff (FTE)	2,926	2,795	5%

PERFORMANCE

•  Profit – After adjusting for the impact of the appreciating Australian Dollar on translation of offshore earnings, profit after tax was flat.  This result was also affected by the substantial progress made in refocusing the business to lower risk sectors.

•  Cost to Income Ratio – Increased 4% due to flat revenue growth, and 4% increase in expenses due to pension funding costs in the United Kingdom ($8 million), the impact of the consolidation of TradeCentrix processing hub, increased technology investments in Markets and Transaction Services, and higher staff costs.

•  Risk Management – Provision for doubtful debts was 4% lower reflecting lower offshore exposures and modest asset growth in Australia.

•  Staff – Further investment in Markets capability in London and Asia, growth in Custody, Commodity Trade Finance in Asia, and International Payments.

ACHIEVEMENTS

•  Deepened domestic position - Underpinned by increasing the range of products and services offered to our institutional clients.

•  Developed new revenue streams - Through broadening ANZ’s distribution capability in domestic and offshore markets.

•  Built visible offshore franchise - Leveraging the strengths of our domestic business and repositioning relationship management of global corporate clients, particularly in the Northern Hemisphere.  In Asia, continued focus on capability development.

•  Maintained excellence in risk management - Established central Institutional Risk and Compliance function to manage operating risk and compliance obligations for all divisions (domestic and overseas).

GOALS

•  Increase revenue and cost efficiency by combining our Markets businesses and providing a sharper customer focus.

•  Continue to maintain excellence in risk management through low offshore exposure and further investment in our compliance and risk infrastructure.

•  Revise the Institutional business model to increase customer focus, leading to deeper product penetration and greater non-lending income.

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CORPORATE

Corporate Banking Australia, Business Banking Australia Small Business Banking

$M	2004	2003	%
Operating Income	810	733	11%
Operating expenses	(259)	(234)	11%
Provisions	(59)	(55)	7%
Profit before tax	492	444	11%
Income tax expense	(148)	(133)	11%
Net profit	344	311	11%
Cost to income ratio (CTI)	32.0%	31.9%	0%
Staff (FTE)	1,671	1,596	5%

PERFORMANCE

•  Profit – Increased by 11% with net interest income growth of 11% due to strong volumes in average lending and average deposits.  Business growth from increased activity with existing customers and new customer acquisition through a competitive customer service proposition.

•  Cost to Income Ratio – Remains well controlled at 32.0%

•  Risk Management – Provision for doubtful debts increased $4 million (7%), driven by growth in business volumes partly offset by changes in the portfolio risk profile.  Credit quality in the Business Banking sector remains sound with the portfolio quality reviewed every quarter to detect any early adverse trends.

•  Staff – Continued investment in people with capability training and a 5% increase in front line and specialist staff.

ACHIEVEMENTS

•  Maintained strong business growth - Continued to expand the business in under-represented geographies; developed our broker origination channel; grew specialist business propositions (eg.  franchising and invoice finance); and increased momentum in delivery of ‘Wall Street to Main Street’ solutions to Corporate Banking customers.

•  Improved customer services and turn around times due to improvements in straight through processing for loans and customer documentation and automated credit scoring technologies; re-engineered frontline processes.

•  Expanded specialist business offerings - Launched and developed new specialist business offerings, including pharmacy and aged care.

•  Enhanced staff and management capabilities - Developed capability based people learning and development curriculum for all frontline roles; focused on re-alignment of leadership of the business and targeted development of talented staff.

GOALS

•  Maintain strong business growth, including further development of specialist businesses and customer propositions.

•  Establish sustainable business model for new Small Business Banking segment.

•  Further invest in platform and process efficiencies - “Easy to do business with”.

•  Foster specialist and leadership capabilities.

NEW ZEALAND

ANZ New Zealand Banking, ANZ New Zealand Mortgages, The National Bank of New Zealand, ANZ New Zealand Consumer Finance

$M	2004	2003	%
Operating Income	1,817	756	large
Operating expenses	(866)	(402)	large
Provisions	(99)	(37)	large
Profit before tax	852	317	large
Income tax expense	(268)	(106)	large
Net profit	584	211	large
Cost to income ratio (CTI)	47.7%	53.2%	- 10%
Staff (FTE)	7,988	2,939	large

PERFORMANCE

•  Profit – Profit after tax increased $373 million, with the National Bank of New Zealand (NBNZ) contributing $375 million (excluding integration costs of $11 million) since acquisition on 1 December 2003.

•  Profit after tax in ANZ New Zealand businesses increased $9 million, despite a $3 million reduction resulting from the depreciation in the NZD over the year, of which Cards increased $9 million, ANZ New Zealand Banking increased $3 million, whilst Mortgages reduced $4 million.  Integration costs incurred in the year totalled $28 million after tax.

•  Cost to Income Ratio – Improved to 47.7% inclusion of NBNZ which has a lower Cost to Income Ratio than ANZ New Zealand Business (NBNZ 42.1% for 2004).

•  Risk management – Credit quality remains sound with the increase in the provision for doubtful debts charge being driven by the NBNZ acquisition.  Economic loss provisioning methodologies have been implemented in NBNZ and a $62 million charge recognised in the ten months to September 2004.  The NBNZ businesses added $81 million to gross non-accrual loan volumes with non-accruals in the ANZ New Zealand businesses reducing.

•  Staff – Aside from the additional staff from NBNZ, we added staff in ANZ New Zealand Banking (frontline) and Mortgages (support) to cope with increased business volumes.

ACHIEVEMENTS

Integration of the two New Zealand registered banks has successfully progressed through a number of key milestones.  The most important of these was completion of legal amalgamation on 26 June 2004.  On 28 June 2004, the amalgamated registered bank in New Zealand changed its name from ANZ Banking Group (New Zealand) Limited to ANZ National Bank Limited.

To date, the integration program has delivered:

•  The completion of merged organisation structures for all the business segments.

•  Alignment of People Capital policy and processes.

•  Implementation of the Rural Integration Plan.

•  Integration programs completed for most central support areas.

•  The merging of Institutional Markets operations, including the restructuring of dealing rooms.

GOALS

•  Manage a successful integration.

•  Leverage the complimentary strengths of both banks to build a better bank.

•  Accelerate the turnaround of slow growth businesses.

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ASIA PACIFIC

Provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia

$M	2004	2003	%
Operating Income	295	289	2%
Operating expenses	(138)	(142)	- 3%
Provisions	(23)	(19)	21%
Profit before tax	134	128	5%
Income tax expense	(23)	(28)	- 18%
Net profit	111	100	11%
Cost to income ratio (CTI)	46.8%	49.1%	- 5%
Staff (FTE)	1,711	1,624	5%

PERFORMANCE

•  Profit – Increased by 11%.  Excluding exchange rate movements net interest income grew by 16% as external assets increased 18%, and other operating income grew 3% with fee income increasing 20% driven by a 16% increase in loan volumes and higher transaction volumes in the Indonesian Cards business.

•  Cost to Income Ratio – Improved to 46.8% due to centralisation of services to Quest, our Fiji shared services centre.

•  Risk Management – Credit quality remains sound with the provision for doubtful debts increasing due to growth in credit card volumes in Indonesia.  The increase in net specific provision results from a number of recoveries/provision reassessments in 2003.

•  Staff – Increased capability development and training in Quest to meet increased demand in the Pacific operations.

ACHIEVEMENTS

•  Best Practice Business Operating Model - Successful implementation of standardised sales and service operating practices in all Pacific countries.

•  Leveraged the strengths of the domestic businesses into Asia – Established two ‘hubs’ in Hong Kong and Singapore and increased presence of new product/industry experts.

•  Improved decision-making around asset and liability management and pricing practices - Increased rigour in capital and liquidity management has resulted in improved funding positions across the Pacific.

•  Continued centralisation into Quest - Additional back office functions relocated from a number of Pacific countries.

•  Further expanded sales model focusing on customer relationships – Customer advocacy and complaints frameworks being rolled out progressively across all Asia Pacific countries.

GOALS

•  Continue to build a viable offshore franchise which adds value to our global customers.

•  Maintain our leadership position in the Pacific though improved processing efficiency and service delivery, enhanced sales productivity and deeper customer relationships.

•  Participate in consumer banking growth in Asia by building on existing partnerships and developing new opportunities.

ESANDA AND UDC

Provides vehicle and equipment finance and rental services.  Operates in Australia as Esanda and Esanda Fleetpartners and in New Zealand as UDC and Esanda Fleetpartners

$M	2004	2003	%
Operating Income	455	428	6%
Operating expenses	(186)	(179)	4%
Provisions	(67)	(63)	6%
Profit before tax	202	186	9%
Income tax expense	(59)	(57)	4%
Net profit	143	129	11%
Cost to income ratio (CTI)	40.9%	41.8%	- 2%
Staff (FTE)	1,292	1,311	- 1%

PERFORMANCE

•  Profit – Increased by 11% with 3% growth in net interest income resulting from continued strong new business writings.  This was partly offset by the run-off of higher yielding loans and increasing new business from better quality, high growth segments that are lower margin.  Other operating income increased by 21% due primarily to changes in the fee structure for business lending, fees on higher new business writings and increased fees from value-added fleet management services.

•  Cost to Income Ratio – Improved to 40.9% due to continued control of expenses and growth in income.

•  Risk Management – Provision for doubtful debts increased by 6% driven by increase in lending volumes.  Net specific provisions were $25 million lower than last year, reflecting the $20 million write-down associated with residual value losses on aircraft in the 2003 year and continued improvement in the underlying credit quality of the loan book.

•  Staff – Continued focus on capability development and ‘back office’ efficiency.

ACHIEVEMENTS

•  Grew usage segment and lifted returns on the traditional asset finance business - Delivered substantial growth in the volume of funded vehicles and equipment finance; launched vehicle usage product into SMB segment; traditional finance business continued to improve.

•  Redeveloped and revitalised our brand - Successful launch of the Esanda brand with new advertising improved customer awareness and willingness to trial.

•  Improve sales capability through improved training and new incentive scheme – Focused on technical and behavioural skill building, regular sales conferences to enhance learning across the teams; introduced new incentive scheme to encourage revenue growth performance.

•  Progressed implementation of operations platform and expand to New Zealand and Esanda FleetPartners – Completed process re-engineering programme and significantly improved productivity during a time of booming new car sales.

GOALS

•  Grow the Fleet and asset usage businesses across all customer segments in Australia and New Zealand.

•  Build the Consumer Finance business through new product development.

•  Grow Commercial Finance through existing ANZ relationships and vendor relationship development.

•  Continue to improve the cost efficiency while investing in future growth.

36

ING AUSTRALIA

A joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

$M	2004	2003	%
ANZ share of INGA earnings	138	99	39%
ANZ Capital hedges	(13)	(6)	large
Net Funding Cost	(17)	(11)	55%
Net return to ANZ	108	82	32%

PERFORMANCE

•  Profit – Profit increased 32% driven by increased funds management and capital investment earnings with strong investment markets in 2004 and global uncertainty impacting equity market returns in 2003.  Risk income increased with higher sales of insurance products through the ANZ network and a favourable claims experience.

•  Risk Management – Successfully managed transition to new regulatory environment under Financial Services Reform Act.  Significant additional staff training and process redesign completed.

ACHIEVEMENTS

•  Improved cross-sell to bank customers – Alignment of sales and organisational structures continues to improve cross-sell particularly in insurance.

•  Strengthened Life Risk business – Increased market share, income and won an award from Personal Investor magazine for the income protection product.

•  Enhanced product range – Re-launched range of investment platforms – OneAnswer – a simple flexible retail offering; Optimix – a specialist multimanager solution; and PortfolioOne – a premium wrap account service.  Launched a new Term allocated pension.

GOALS

•  Grow our business – in both funds management and life risk.

•  Be efficient and cost effective – implement projects to simplify product systems and improve processes.

•  Be easy to do business with – deliver e-business and workflow initiatives and target straight through processing.

•  Improve accountability and focus – realign organisation structure along key product lines.

GROUP CENTRE

Operations, Technology, Shared Services, Group People Capital, Group Risk Management, Group Strategic Development, Group Financial Management including Treasury and significant items

$M	2004	2003	%
Operating Income	369	324	14%
Operating expenses	(325)	(157)	large
Provisions	(42)	(106)	- 60%
Profit before tax	2	61	large
Income tax expense	(67)	(41)	63%
Net profit	(65)	20	large
Staff (FTE)	4,232	4,077	4%

PERFORMANCE

•  Profit – The $65 million loss in 2004 was due to an additional $128 million goodwill amortisation largely associated with the NBNZ acquisition that is booked in the Group Centre.  Mismatch profit in Treasury reduced by $31 million after tax and the replacement of TrUEPrS with StEPS reduced profit by a further $35 million after tax.

These were partly offset by a reduction in the doubtful debt charge for unexpected offshore losses ($45 million after tax) and $84 million profit after tax on significant items including the gain related to buying back the TrUEPrS securities ($84 million), the gain on finalising the ING Australia completion accounts ($14 million) and incremental NBNZ integration costs ($14 million).

ACHIEVEMENTS

•  Extended customer access via web for “self service” enquiries - system built to enable corporate customers ready access to voucher images via internet channels.

•  Replaced New Zealand payroll system - project successfully completed.

•  Rolled-out telling platform in branch network - project successfully completed and rolled out across branch network in Australia.  The new telling system is an innovative, flexible, and easy-to-use telling system that will serve ANZ well for many years.

•  Implemented managed vendor project for learning delivery - managed vendor system was integrated with ANZ’s on-line training system to enable ANZ staff to select from 130 contracted external providers and coordinate training requirements.

•  Expanded wholesale funding base - Issued ANZ StEPS and US Stapled Trust Security together with diversified currency issuances.

GOALS

•  Implement NZ systems and infrastructure integration.

•  Relocate the disaster recovery and development data centre to new facility.

•  Develop long-term strategy and options for streamlining the core banking systems and enhancing single-view-of-the-customer capability.

•  Pilot workflow automation initiative in the Operations environment and develop opportunities for further application.

37

THE COMMUNITY

BUILDING

COMMUNITY TRUST

ANZ’s aim to deliver sustainable value recognises that companies do not serve shareholders exclusively, but others as well.  Part of delivering on our aspiration involves engaging and contributing to the community.

ANZ’s approach to building community trust has increasingly been to address those issues which directly relate to the relationship between financial services organisations and the community.

Our work has been guided by Australia’s first national survey of adult financial literacy conducted in 2003.  It identified a strong association between socio-economic status and financial literacy.  The research indicated the 20% of people with the lowest financial literacy were over-represented by those with lower education levels, those not employed, people with lower incomes, low year savings and people at both extremes of the age profile – 18 to 24 year olds and those aged 70 years and over.

ANZ’s focus recognises that issues around the effective use and management of money, and access to financial products and services can have a profound effect on people in the most vulnerable sections of the community.  For many others in the community, who understand the fundamentals of money management, empowering them with stronger financial skills, knowledge and information means they are better placed to make informed decisions about their money and avoid being misled on financial matters.

Making a Difference

By taking targeted steps to improve levels of financial literacy, encourage savings and develop more accessible products and services, ANZ believes it can make a long-term difference to the circumstances of people facing disadvantage.

ANZ has also sought to differentiate itself by the scope and nature of its approach.  This has involved:

•  showing community leadership on financial literacy

•  funding research and knowledge-building activities which assist policy makers, community organisations and the financial services industry

•  addressing the needs of ANZ’s own customers through better communication, simpler products, and aware and informed staff

•  creating genuine business-community partnerships to deliver innovative programs.

Saver Plus

During 2004, ANZ conducted a pilot matched savings program, Australia’s first.  Called Saver Plus, it has involved establishing partnerships with The Brotherhood of St Laurence in Melbourne Berry Street Victoria in Shepparton, Victoria and The Benevolent Society in Sydney to assist 270 families on low incomes to save for costs associated with their children’s secondary education.  ANZ matches every dollar saved with two additional dollars and program participants have also been provided with financial skills training and personal coaching.

Research from the pilot indicates matched savings programs can make a real difference by helping people develop financial skills, change their saving and spending behaviours and create assets for their families, which can improve their circumstances.  As a result, ANZ has announced it will contribute a further $1 million to expand the program with its existing partners and through a new partnership with The Smith Family in Queensland.

ANZ was recognised for Saver Plus in the Prime Minister’s 2004 Awards for Excellence in Community Business Partnerships in the Victorian Large Business category.

MoneyMinded

ANZ has worked with the Australian Financial Counselling and Credit Reform Association and the Australian Securities and Investments Commission to develop MoneyMinded, Australia’s first comprehensive adult financial education program.

MoneyMinded is not ANZ-branded and has been developed specifically for use by financial counsellors and community educators, recognising they play a critical role in reaching adults who can benefit most from financial education.  ANZ will partner with 100 community organisations during the next five years to deliver the MoneyMinded program to 100,000 people nationally.

The Brotherhood of St Laurence will be the first organisation to use the program.  It will use MoneyMinded in its work with people on low incomes and will facilitate training of other community organisations interested in using the program.

Community Development Finance

ANZ has also conducted a community consultation and research program to examine how community development finance can bring about greater levels of financial inclusion in Australia.  Community development finance is an umbrella term which encompasses programs such as small loans, loans for enterprise development, matched savings schemes, financial counselling and advice and financial literacy training.

As a result we will develop new products during 2005 to reduce the exclusion of low-income earners from mainstream financial services and provide alternatives to ‘pay day’ lenders and ‘loan-sharks’.  We will also facilitate opportunities for indigenous Australians to access micro-credit and to encourage savings.

Financially Fit Workforce

We also believe it is difficult for us as a bank to build trust in the community if people are confused because our products and fee structures are complex, they do not understand their financial position or cannot access mainstream financial services.  These issues are fundamental to our customers’ relationship with ANZ and relate directly to our responsibilities as a provider of financial services.

38

This is why we have taken steps to create simpler products, sought to communicate with customers in Plain English and invested in additional training for our staff to help identify and assign people struggling with financial literacy or facing financial difficulty.  We have also created a range of materials to help people who want to use and manage their money effectively.

We have made good progress in building the community’s trust but we know there is still much to do.  We believe we can take our relationship with the community to a new level by focusing on those areas that directly relate to our responsibilities as a financial services company and delivering innovative responses that make a genuine difference to our customers and the community.

PICTURED: Michelle Wakeford and Sonia McCann, Brotherhood of St Laurence, Frankston

SAVER PLUS PARTICIPANT

“Saver Plus has meant an amazing change in my life.  It’s taught me to save from a background of nothing.”

Julie, a young mother in Shepparton, Victoria is participating in ANZ’s Saver Plus program with our partners at Berry Street Victora.

“The kids can ask me for something now and I can say I’m capable of saving for that.  I’ve never felt so proud of anything in my life.”

“It’s not just something that’s taught to me and then goes away.  It’s a long-term tool that I can also share with my children.”

Her immediate target is to have enough money to buy a computer and printer for her son who is entering Year 8 in 2005.

Julie says her newfound budgeting skills will also enable her to pay for uniforms, school fees and school camps each year.

STAFF INVOLVEMENT

“It’s been a learning curve for me but also for the rest of the branch, about the things that we take for granted.”

Dianne Mills is ANZ’s Karingal Branch Manager in Victoria.  Participants in Frankston Saver Plus program have accounts at her branch and Dianne has been assisting in financial literacy sessions.

“The biggest learning for me is knowing the challenges that people in difficulty face.  It was a big shock when I went to the introduction sessions and there were families with children who had never been on a school camp or didn’t have the right uniform.  That hit hard.”

“It’s just been a fantastic opportunity for everyone.  First for ANZ to get out there in the community and give something back.  And for the people involved it’s an opportunity for them to save, be rewarded and to get a feeling of empowerment about their finances.”

39

THE ENVIRONMENT

SUSTAINABLE GROWTH AND

THE ENVIRONMENT

ANZ recognises it has an opportunity to reduce its environmental impact and improve the natural environment.  This includes managing the impacts from our day-to-day activities and the companies we lend to by financing projects of environmental benefit, and contributing to change by working with others.

We are committed to understanding the full impact of our operations on the environment and to develop innovative solutions that will help us to meet our objectives and the interests of the community.  This includes:

•  reducing our environmental ‘footprint’ and managing issues in our supply chain

•  balancing business and environmental risk in Corporate and Institutional lending decisions

•  investing in the environmental sector and providing specialist solutions to deliver sustainable benefits

•  engaging with community groups and stakeholders

•  measuring, reporting and improving our performance.

2004 Achievements

Our progress can be gauged by the work we have completed in 2004.  This includes:

•  completing a detailed review of our Corporate and Institutional lending policies and procedures in relation to social and environmental impacts of our customers.  Areas of focus include climate change, water management, land clearing, salinity, air quality, safety, community well-being and human rights

•  establishing an environmental management system based on the International Standard ISO400 which has formed the basis for improved environmental reporting and driving further reductions in our direct environmental impacts

•  conducting a review of our supply chain for opportunities to incorporate greater environmental consideration in the procurement of goods and services

•  partnering with Pratt Water to assist in the provision of a total funding package for primary producers to promote the use of water saving irrigation systems

•  strengthening the position of ANZ’s specialist infrastructure services business as a leader in financing of renewable energy and water infrastructure projects

•  improving our environmental rating in the Dow Jones Sustainability World Index and maintaining membership of the Financial Times FTSE4Good Index based on meeting heightened environmental criteria.

Future Priorities

The progress we have made has formed the foundation for a new set of priorities, which include:

•  addressing the findings of our review of lending practices to ensure lending policies and procedures adequately address emerging environmental and social issues and risks

•  further reducing our direct environmental impacts through targeted action plans for greater resource efficiency and waste recycling

•  enhancing our existing procurement protocols to address environmental risks and opportunities in our supply chain

•  implement programs and initiatives developed in partnership with Greening Australia to deliver targeted social, environmental and business outcomes

•  enhancing our data collection capabilities and public reporting of environmental performance including third party verification of data

•  finalise and publicly release ANZ’s policies relating to key environmental issues.

ANZ has also increased its public reporting of its approach, initiatives, performance and commitments for environmental improvement.  This can be found on ANZ’s web site at www.anz.com/australia/aboutanz

40

ANZ’s approach to the environment reflects a view that value can be created for shareholders through strong financial growth based on environmentally sound business practice.  Our aim is to ensure long-term business success and make a sustainable contribution to society.

Leading environmental change

A conversation with senior management

During 2004, three members of ANZ’s senior management team with specific responsibilities and interests in our environment program, sat down to talk about the issues and the opportunities to create value through environmentally sound business practice.

Mike Grime is Managing Director, Operations, Technology and Shared Services with responsibilities including property and supply chain management.  John Clarke is Managing Director, ANZ Infrastructure Services.  This business specialises in advisory and private equity investments in the utilities and infrastructure sectors including specialist capabilities in renewable energy assets.  Richard Gates, Head of Business Services, Healthcare and Education in Institutional Banking, has given leadership to ANZ’s environmental and social risk in lending project.

Managing impacts and risks

MG: We’re a services organisation but with over 30,000 staff and 1,000 properties, the amount of energy, paper and water we use is really quite significant.  It creates a direct impact on the environment but of course there are also the impacts associated with all the suppliers we have of goods and services.

RG: The environment’s also an issue in our day-to-day business with clients.  We’ve made headway in managing our direct impacts but, really, we have to think about the indirect impacts, particularly the social and environmental impacts of customers we finance.  The majority of our corporate customers, and the broader community, expect this.  A priority for us is to build the environmental and social risk assessment capabilities of relationship and credit managers and give them rating tools and procedures they need to back this up.

MG: I agree.  The challenge is providing service in a social and environmentally sound way.  But if we can build that into the way the organisation thinks, my view is we can find the right balance to improve the business, reduce costs and risk, and reduce our impact on the environment.

Paper usage is a good example.  By targeting areas that consume large amounts of paper as an environmental initiative we can also identify process efficiency opportunities, and reduce costs.  There are other opportunities in setting targets to reduce greenhouse gas emissions, improving office fit out standards and working with our suppliers to think and act greener.

Investing in change

JC: That’s also creating opportunities for us in areas like environmental technologies, where we can provide private equity for investment in infrastructure and utilities.  We’ve been concentrating more and more on energy because it offers fair rates of return and we also have strong capabilities.

We’ve spent a lot of time looking at these emerging technologies - solar, biomass, wind-power and bio-diesel.  The key thing here is not to take a major technology risk - you must have good technology so wind power becomes a focus, as does bio-diesel.  We’ve supported a number of projects as a result, and these form an important renewable segment within our diversified energy vehicle, the Energy Infrastructure Trust.  Investment in sustainable water processing and delivery systems is also important given the water scarcity issues facing Australia.

Policy, culture, capabilities

RG: Part of what is required to lift our game in this area is strong leadership to counter inertia and to empower and educate our staff to see and manage risks and opportunities, and then to engage our customer base.  This needs to extend right accoss the bank, not just in the Corporate and Institutional businesses.  For example, Credit Cards have been doing some interesting work which fits into the social risk area by helping customers understand the financial implications of lending products.

MG: We have come quite a way with this in our Property and Strategic Sourcing functions.  Revising our procurement policy and contract conditions is one thing, which is very important, however the other element is working with our businesses to adopt alternative goods and services that have better environmental outcomes.  That’s where having group policy and the right culture helps.

JC: Yes and we get comments back from a number of people saying what we are doing on the renewable energy side is innovative.  Really though, I see it as part of our core business in bringing our skills in providing equity, contract negotiations and in structuring contracts to complete these projects.  It gives you a great deal of satisfaction.

RG: What you’re also highlighting is why our approach has to be collaborative.  That’s not only working together in the business but I think it also involves listening and working with our customers and the community.

41

BOARD OF DIRECTORS

THE BOARD OF DIRECTORS

Working together to achieve performance, growth and sustainability.

MR C B GOODE, AC

B COM (HONS) (MELB), MBA (COLUMBIA UNIVERSITY, NEW YORK), HON LLD (MELB), HON LLD (MONASH)

Chairman

Independent Non-Executive Director

Age 66

Non-executive director since July 1991.  Mr Goode was appointed Chairman in August 1995 and is Ex-officio member of all Board Committees.

Experience and expertise

Mr Goode has 29 years of experience in the finance industry and has been a professional non-executive director since 1989.  Mr Goode brings relevant skills and significant experience in the finance industry to his role as Chairman of the Board.

Current Directorships

Chairman: Woodside Petroleum Ltd (Director from 1988), Australian United Investment Company Ltd (Director from 1990), Diversified United Investment Ltd (Director from 1991) and The Ian Potter Foundation (Director from 1997).

Director: Singapore Airlines Limited (from 1999) and the Howard Florey Institute of Experimental Physiology and Medicine (from 1987).

Residence Melbourne.

MR J McFARLANE, OBE

MA, MBA

Chief Executive Officer

Age 57

Chief Executive Officer since October 1997.  Mr McFarlane is also a Director of ANZ National Bank Limited.

Experience and expertise

Mr McFarlane brings broad skills and extensive experience in banking of over 30 years.  Mr McFarlane is a former Group Executive Director, Standard Chartered Plc, Head of Citibank, United Kingdom and Managing Director, Citicorp Investment Bank Ltd.

Current Directorships

Chairman: The Australian Bankers Association (from October 1997).

Director: The Financial Markets Foundation for Children (from 1999).

President: The International Monetary Conference (June 2004).

Member: The Australian Business Arts Foundation (from 2000) and Asia Business Council (from 2004).

Former Directorships

Former Director: Business Council of Australia (1999 - October 2003) and Australian Graduate School of Management Ltd (1999 - December 2003).

Former Non-Executive Director of the London Stock Exchange (1989 - 1991), The Auditing Practices Board (1991-1997), The Securities Association (1989 – 1990), Capital Radio Plc (1995 – 1998) and the Cranfield School of Management (1992 – 1996).

Residence Melbourne.

DR G J CLARK

PHD, BSC (HONS)

Independent Non-Executive Director

Age 61

Non-executive director since February 2004.

Experience and expertise

Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology market place.  Previously he held senior executive positions in IBM, News Corporation and Loral Space and Communications.  He brings to the Board international business experience and a distinguished career in microelectronics, computing and communications.

Current Directorships

Director: James Hardie Industries NV (from 2002).

Former Directorships

Former Director: Digex (2000 -2002).

Residence Based in New York, United States of America but also resides in Sydney.

MR J C DAHLSEN

LLB, MBA

Independent Non-Executive Director

Chairman of the Audit Committee

Age 69

Non-executive director since May 1985.  Mr Dahlsen is a member of the Nominations & Corporate Governance Committee.

Experience and expertise

The skills and expertise that Mr Dahlsen has developed in his legal career together with his experience in the media, not-for-profit, business education, banking, retail and small business sectors ensure that he brings an understanding of the law and business to his role as a non-executive director.

Current Directorships

Chairman: Southern Cross Broadcasting (Australia) Ltd (Director from 1985).

Director: The Smith Family (from 1995), J C Dahlsen Pty Ltd Group (from 1973) and the Warehouse Group Ltd of New Zealand (from 2001).

Former Directorships

Former Chairman: Woolworths Ltd (1992 – 2001).

Former Partner: Corrs Chambers Westgarth (1963 – 1987 and 1989 – 1993).

Former Consultant: Corrs Chambers Westgarth (1987 – 1989 and 1993 - 2002).

Former Director: Melbourne Business School Ltd (1989 - 2000) and MPI Mines Ltd (1992 – 2002).

Residence Melbourne.

42

DR R S DEANE

PHD, B COM (HONS), FCA, FCIS, FNZIM

Independent Non-Executive Director

Chairman of ANZ National Bank Limited

Age 63

Non-executive director since September 1994.  Dr Deane is a member of the Risk Management and Compensation Committees.

Experience and expertise

Dr Deane has skills and experience in a variety of sectors including the government, banking and finance, economics, telecommunications, and with charitable and cultural organisations.

Current Directorships

Chairman: Telecom Corporation of New Zealand Limited (Director from 1992, CEO 1992 to 1999), Fletcher Building Limited (from 2001), Te Papa Tongarewa (Museum of New Zealand) (from 2000), and New Zealand Seed Fund (from 2000).

Director: Woolworths Limited (from 2000),

Former Directorships

Former Director: TransAlta Corporation (Canada) (2000 – 2003) and Fletcher Challenge Limited (1994 –2001).  Deputy Governor: Reserve Bank of New Zealand (1982 – 1986).

Former Alternate Executive

Director: International

Monetary Fund (1974 – 1976).

Residence Wellington,

New Zealand.

MR J K ELLIS

MA (OXON), FAICD, HON FIE AUST, FAUSIMM, FTSE, HON DR ENG (CQU)

Independent Non-Executive Director

Chairman of the Risk Management Committee

Age 67

Non-executive director since October 1995.  Mr Ellis is a member of the Audit Committee.

Experience and expertise

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Current Directorships

Chairman: Pacifica Group Ltd (Director from 1999), National Occupational Health and Safety Commission (Director from 2003) and Australia- Japan Foundation (from 1999).

Chancellor: Monash University (from 1999).

Director: GroPep Ltd (from 1999).

Former Directorships

Former Chairman: BHP Ltd (1997 - 1999), Black Range Minerals Ltd (Director 2000 – January 2004) and Sandvik Australia Pty Ltd (1994 – 2002).

Former Director: Aurora Gold Ltd (1999 – 2001).

Residence Melbourne.

MR D M GONSKI, AO

B COM, LLB, S.I.A.  (AFF), FAICD, FCPA

Independent Non-Executive Director

Age 51

Non-executive director since February 2002.  Mr Gonski is a member of the Risk Management Committee and the Nominations & Corporate Governance Committee.  He represents the Group as a Director of ING Australia Limited.

Experience and expertise

Mr Gonski, a lawyer, has a wide experience in business, the law and investment banking.  He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-forprofit sector.

Current Directorships

Chairman: Coca Cola Amatil Limited (Director from 1999), and the Investec Group in Australia (including Investec Wentworth Pty Limited) (Director from 2001).

Director: The Westfield Group Ltd (Director of Westfield Holdings Limited from 1985) and John Fairfax Holdings Limited (from 1993).

Former Directorships

Former Chairman: Morgan Stanley Australia Limited (1999-2002) and Hoyts Cinemas Limited (1995- 1999).

Former Partner: Freehill Hollingdale & Page (1979- 1986)

Residence Sydney.

MS M A JACKSON, AC

B EC, MBA, HON LLD, FAICD, FCA

Independent Non-Executive Director

Chairman of the Compensation Committee

Age 51

Non-executive director since March 1994.  Ms Jackson is a member of the Audit Committee.

Experience and expertise

A Chartered Accountant, with significant financial expertise, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance.  This expertise coupled with her work in health and education contribute to her role on the Board.

Current Directorships

Chairman: Qantas Airways Limited (Director from 1992).  Deputy Chairman: Southcorp Limited (August 2004).

Director: Billabong International Limited (from 2000).

Former Directorships

Former Partner: Consulting Division of KPMG Peat Marwick (5 March 1991 – 30 June 1992).

Former Director: BHP Ltd (1994 – 2000), Pacific Dunlop (1992 – 2000) and John Fairfax Holdings Limited (2003 - August 2004).

Residence Melbourne.

DR B W SCOTT AO

B EC, MBA, DBA

Independent Non-Executive Director

Chairman of the Nominations & Corporate Governance Committee

Age 69

Non-executive director since August 1985.  Dr Scott is also a member of the Compensation Committee and represents the Group as a Director of Metrobank Card Corporation Inc.

Experience and expertise

A management consultant and company director, Dr Scott’s extensive skills and experience in a range of business sectors and community organisations contribute to his role as a non-executive director.

Current Directorships

Chairman: Management Frontiers Pty Ltd (Director from 1985), The Foundation for Development Cooperation Ltd (Director from 1990) and The James N.  Kirby Foundation Ltd (Director from 1981).

Director: Air Liquide Australia Ltd (from 1985).

Australian member: The Board of Governors of the Asian Institute of Management (from 1990).

Residence Sydney.

43

CORPORATE GOVERNANCE

A STRONG ADVANTAGE FOR ANZ

GOOD CORPORATE GOVERNANCE

ANZ believes that good corporate governance and quality disclosure are fundamental to achieving the Company’s vision - to be Australasia’s leading, most respected and fastest growing major bank.

ANZ’s shareholders depend on the Company’s Board for strategic guidance and oversight of the Company.  The Board recognises its overriding responsibility to act honestly, fairly, diligently and progressively, in accordance with the law, in serving the interests of ANZ’s shareholders, as well as its employees, customers, and the community at large.

Corporate governance is an important focus for the Board.  Good corporate governance meets ethical and stewardship responsibilities, and gives ANZ a strong commercial advantage.  It is receiving close scrutiny, and for the past two years, the Board has had a Nominations and Corporate Governance Committee to ensure such issues are fully addressed.

ANZ shares and related securities are listed on the Australian (ASX), the New Zealand (NZX) and the New York (NYSE) Stock Exchanges.  ANZ must comply with a range of requirements including listing requirements in Australia and New Zealand as well as overseas requirements such as the US Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission rules and the New York Stock Exchange requirements.  In addition, ANZ strives to achieve best practice by taking into account the principles and guidelines set out by the ASX Corporate Governance Council, the New Zealand Securities Commission and the Combined Code of the United Kingdom.

In general, the Board resolves:

•  To embrace principles considered to be best practice across the jurisdictions; and

•  To be an ‘early adopter’ where possible by complying before a published law or recommendation takes effect.

Consequently, the Board continually monitors governance developments ensuring ANZ’s practices are at best practice standard.

During the year, the Board worked closely with management to review and update ANZ policies and procedures in light of recent changes to regulations, legislation and guidelines across relevant jurisdictions (see below).

KEY CORPORATE GOVERNANCE ISSUES ADDRESSED BY THE BOARD INCLUDE:

INTERNATIONAL

•  International Financial Reporting Standards – (IFRS) – ANZ has a formal program to ensure that the Company is prepared to report, in compliance with Australian equivalents to IFRS as issued by the International Accounting Standards Board, when its results for the half-year ended 31 March 2006 are announced.  The program is on track to achieve this schedule.

•  Basel II – For ANZ, the new Basel Accord is scheduled to commence in 2006 for two years of parallel running with the current capital Accord, prior to full implementation in January 2008.  ANZ has established a program to ensure the Company achieves accreditation at the advanced levels for both credit and operational risk under Basel II.  The program is on schedule with a number of Basel II requirements already in place.

AUSTRALIA

•  ASX Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – ANZ considers these principles important and has included a table on page 45 outlining its compliance with the recommendations.

•  The Corporations Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 - CLERP 9 Act – The legislation was passed by Parliament on 25 June 2004.  While compliance with the majority of the changes made by the Act is not required until ANZ reports for the 2005 financial year, the Company has chosen to be an ‘early adopter’ of most of the new requirements.

NEW ZEALAND

•  NZX Corporate Governance Rules and Principles - The NZX has introduced a Corporate Governance Best Practice Code.  As an overseas listed issuer on the NZX, ANZ is deemed to comply with the NZX Listing Rules provided that it remains listed on the ASX.  As required under NZX Listing Rules, ANZ provide a brief description of the material differences between the ASX and NZX governance requirements on page 94.

OTHER JURISDICTIONS

•  United States of America – As a “foreign private issuer” registered with the U.S.  Securities and Exchange Commission (SEC) with securities listed on the New York Stock Exchange (NYSE), ANZ is required to comply with certain corporate governance requirements contained in U.S. securities laws, including the Sarbanes-Oxley Act of 2002 and applicable NYSE Listing Standards.  As permitted under the NYSE Listing Standards, ANZ will provide a brief description of the material differences between its corporate governance practices and the NYSE corporate governance requirements for foreign private issuers in ANZ’s U.S. Form 20-F annual report filed with the SEC and posted on anz.com.

•  United Kingdom – ANZ monitors developments in the UK Combined Code through changes made by the Higgs Report and the Smith Report.  The Nominations and Corporate Governance Committee has considered the changes made to the Combined Code, and the extent to which they represent developing trends in international corporate governance.

44

CORPORATE GOVERNANCE RECOGNITION

Governance Metrics International (GMI) Global Rating Report – In August 2004, ANZ participated in a review by GMI of corporate governance and disclosure practices of the top 2,600 companies worldwide.  ANZ received an overall global rating of 9 out of 10 and was in the top 7% of companies surveyed.  In addition, ANZ received significant recognition for its:

•  Board accountability

•  Remuneration

•  Corporate behaviour

•  Shareholder rights

•  Market for control and ownership base

Horwath Corporate Governance Report - The Horwath Report ranked ANZ equal second for its corporate governance practices amongst the top 250 Australian companies in September 2004.  ANZ received an overall 5 out of 5 star rating meaning that the Company’s corporate governance structures met all best practice standards.

ASX CORPORATE GOVERNANCE TABLE

FOCUS & PRINCIPLE				COMPLIANCE ☒
1	LAY SOLID FOUNDATION FOR MANAGEMENT AND OVERSIGHT
	1.1	Formalise the functions reserved to the Board and those delegated to management		Pg 47 ☒

2	STRUCTURE THE BOARD TO ADD VALUE
	2.1	The majority of the Board should be independent directors		Pg 48 ☒
	2.2	The chairperson should be an independent director		Pg 47 ☒
	2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same person		Pg 47 ☒
	2.4	The Board should establish a nomination committee		Pg 50 ☒
	2.5	Provide related disclosures		☒

3	PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING
	3.1	Establish a code of conduct to guide the directors, the CEO, the CFO and any other key executives as to:
		3.1.1	the practices necessary to maintain confidence in the company’s integrity	Pgs 46, 53 ☒
		3.1.2	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	Pg 53 ☒
	3.2	Disclose the policy concerning trading in company securities by directors, officers and employees		Pg 53 ☒
	3.3	Provide related disclosures		☒

4	SAFEGUARD INTEGRITY OF FINANCIAL REPORTING
4.1

Require the CEO and CFO to state in writing to the Board that the company’s financial reports present a true and fair view, in material respects, of the company’s condition in accordance with accounting standards

Pg 77 ☒
	4.2	The board should establish an audit committee		Pg 50 ☒
	4.3	Structure the audit committee so that it consists of
• only non-executive directors
• a majority of independent directors
• an independent chairperson, who is not chairperson of the Board
		• at least three members		Pg 50 ☒
	4.4	The audit committee should have a formal charter		Pg 50 ☒
	4.5	Provide related disclosures		☒

5	MAKING TIMELY AND BALANCED DISCLOSURE
	5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance		Pgs 46, 53 ☒
	5.2	Provide related disclosures		☒

6	RESPECT THE RIGHTS OF SHAREHOLDERS
	6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation		Pg 46 ☒
	6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report		Pg 46 ☒

7	RECOGNISE & MANAGE RISK
	7.1	The Board or appropriate committees should establish policies on risk oversight and management		Pg 52 ☒
	7.2	The CEO and CFO should state to the Board in writing that
7.2.1

the statement given in accordance with best practice recommendation 4.1 is founded on a sound system of risk management and internal compliance and control which implements the polices adopted by the Board

Pg 77 ☒
		7.2.2	the company’s risk management and internal compliance and control system is operating effectively and efficiently in all material respects	Pg 52 ☒
	7.3	Provide related disclosures		☒

8	ENCOURAGE ENHANCED PERFORMANCE
	8.1	Disclose the process for performance evaluation of the Board, its committees, individual directors and key executives		Pg 48 ☒

9	REMUNERATE FAIRLY AND RESPONSIBLY
9.1

Provide disclosure in relation to the company’s remuneration policies to enable investors to understand the costs and benefits of the policies, and the link between remuneration paid and to the directors and key executives and corporate performance

Pgs 58 to 71 ☒
	9.2	The Board should establish a remuneration committee		Pg 50 ☒
	9.3	Clearly distinguish the structure of non-executive directors remuneration from that of executives		Pgs 58 to 71 ☒
	9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders		Pgs 58 to 71 ☒
	9.5	Provide related disclosures
☒
10	RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS
	10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders		Pgs 46, 53 ☒

45

FOSTERING ETHICAL DECISION MAKING

The Board encourages management to promote and maintain a culture within ANZ which draws upon a set of unifying values to guide the actions and decisions of the Board and all employees.

More than 18,000 ANZ employees have participated in the Breakout culture development program.  The program includes workshops to help staff to apply values-based decision making, balancing the competing needs of staff, shareholders, customers and the community in their roles and activities.

ANZ has three main codes of conduct which also guide everyday business practice and decision making throughout the Group.

•  ANZ Directors’ Code of Conduct sets ethical standards for the directors.  They are expected to pursue the highest standards of ethical conduct in the interests of shareholders and all other stakeholders.

•  ANZ (Employee) Code of Conduct sets ethical standards for ANZ staff to embrace and advocate.  It establishes an environment in which ANZ staff, can excel, regardless of race, religion, age, ability or gender.

•  ANZ Code of Conduct for Financial Officers (adopted from G100 Code of Conduct for Chief Financial Officers) provides a practical guide for the CFO and financial staff in their everyday dealings as to the standards of ethical behaviour expected in the performance of their duties in addition to the ANZ Employee Code of Conduct.

CREATING A SUSTAINABLE CONTRIBUTION TO SOCIETY

Through ANZ’s values, the Company places a high emphasis on creating long-term business success, while at the same time, making a sustainable contribution to the community.  Some examples of these contributions are outlined on pages 40 to 41.

DEMONSTRATING ANZ’S COMMITMENT TO SHAREHOLDER COMMUNICATION

Shareholders are the owners of ANZ, and the Company’s stated aim is to “perform and grow to create value for our shareholders”.

In order to vote on decisions about ANZ, and to communicate views to the Company, shareholders will need an understanding of the Company’s business operations and performance.

ANZ encourages shareholders to take an active interest in the Company.  It seeks to provide shareholders with quality information in a timely fashion generally through ANZ’s reporting of results, the Company’s Annual Report, briefings, newsletters and via its dedicated shareholder site on anz.com.

ANZ strives for transparency in all its business practices.  The Company recognises the impact of quality disclosure on the trust and confidence of the shareholder, the wider market and the community.

CONTINUOUS DISCLOSURE

It has long been ANZ’s practice to release all price sensitive information as required under the ASX listing rules in a timely manner:

•  to all relevant stock exchanges on which ANZ’s securities are listed; and

•  to the market and community generally through ANZ’s media releases, website and other appropriate channels.

ANZ-related releases are posted on relevant stock exchange websites and on ANZ’s website.

Through ANZ’s Market (Continuous) Disclosure Policy (see page 53), the Company demonstrates its commitment to continuous disclosure.  The policy reflects relevant obligations under applicable stock exchange listing rules and legislation.

For reporting purposes, price sensitive information is information that a reasonable person would expect to have a material effect on the price or value of ANZ’s securities.

Designated Disclosure Officers have responsibility for reviewing proposed disclosures and making decisions in relation to what information can be or should be disclosed to the market.  All ANZ staff are required to inform a Disclosure Officer regarding any potentially price-sensitive information concerning ANZ as soon as they become aware of it.

UPHOLDING SHAREHOLDER RIGHTS

ANZ upholds shareholder rights and provides shareholders with the opportunity to be involved in shareholder meetings.

To allow as many shareholders as possible to have an opportunity to attend a meeting, ANZ rotates shareholder meetings around capital cities.  Webcast technology has been introduced which makes it possible to ‘attend’ presentations – to listen to the speakers and simultaneously view presentations over the internet.

Prior to the annual general meeting, shareholders are encouraged to submit any questions they have for the Chairman or Chief Executive Officer to enable key common themes to be considered.

The external auditor is present at ANZ Annual General Meetings and available to answer shareholder questions.  The auditor can respond on any business item that concerns them in their capacity as auditor.

Shareholders have the right to vote on various resolutions related to company matters.  If shareholders are unable to attend a meeting they can submit their proxies via post or electronically through anz.com.  Where votes are taken on a poll, ANZ appoints an independent party to verify the results, which are reported to the ASX and posted on anz.com.

During the year, ANZ presentations included:

•  Annual Results and Acquisition of NBNZ Announcement – 24 October 2003 – Melbourne, Victoria and Auckland, New Zealand

•  Annual General Meeting – 19 December 2003 – Brisbane, Queensland

•  New Zealand Briefing – 11 March 2004 – Auckland, New Zealand

•  Interim Results Announcement – 27 April 2004 – Sydney, New South Wales

•  Australian Personal Customer Division Market Briefing – 8 September 2004 – Melbourne, Victoria

ANZ VALUES

•  Put our customers first

•  Perform and grow to create value for our shareholders

•  Lead and inspire each other

•  Earn the trust of the community

•  Breakout, be bold and have the courage to be different

46

A BALANCED AND WELL QUALIFIED BOARD - SELECTION OF DIRECTORS

BOARD RESPONSIBILITY AND DELEGATION OF AUTHORITY

The Board is responsible to shareholders for the governance of the Group, and oversees its operations and financial performance.  To this end, it sets the strategic direction and financial objectives, and monitors operational performance.  It also monitors compliance in terms of ethical and efficiency standards and regulatory requirements.  The Board also appoints the Chief Executive Officer and regularly reviews his performance.

The ANZ Board is chaired by a non-executive independent director.  Its structure provides for a division of responsibility between the Chairman and the Chief Executive Officer.  This is supported by the ANZ Board Charter (anz.com>about ANZ>corporate information> Board Charter) which states that the Chairman must be an independent non-executive director and that the majority of the Board must comprise independent non-executive directors.

The Board Charter clearly sets out the Board’s purpose, powers, and specific responsibilities.  The business of the Bank is managed under the direction of the Board.  The Board delegates to the Chief Executive Officer and through him, to other senior management, the authority and responsibility for managing the everyday affairs of the company.  The Board monitors management and performance on behalf of shareholders.

ROLE OF CHAIRMAN

The Chairman plays an important leadership role with ANZ and is involved in:

•  chairing meetings of shareholders and Board meetings;

•  monitoring the performance of the Board and the mix of skills and effectiveness of individual contributions;

•  maintaining on-going dialogue with the Chief Executive Officer and appropriate mentoring and guidance;

•  overseeing Board review processes; and

•  on-going mentoring of individual directors.

ACCESS TO DIRECTORS

Management is able to consult with directors as required on a regular basis.  Employees and shareholders have access to the directors either directly or through the Company Secretary.

BOARD COMPOSITION, SELECTION AND APPOINTMENT

The Board strives to achieve a balance of skills, knowledge, experience and perspective among its directors.  To ensure such a balance, the Board undertook a review of its nomination and selection process during the year.  The formal process for review and selection of directors is set out above.

Once a director is selected, there are several key elements relating to formalisation of appointment including:

•  Adherence to Directors’ Code of Conduct – This code sets out that directors will pursue the highest standards of ethical conduct.

•  Meeting shares qualification – ANZ’s Constitution provides that each director is required to hold, within 3 months of appointment, at least 2,000 fully paid ordinary shares in the director’s own right and must continue to hold at least 2,000 shares until the director ceases to hold office.  Director shareholdings are set out on page 67.

•  Signing Director’s Deed – The Deed covers a number of issues including indemnity, directors’ and officers’ liability insurance, the right to obtain independent advice and the requirements concerning confidential information.

•  Receipt of Director Handbook – Each director receives a handbook which outlines the director’s principal obligations, Company policies, charters and processes as well as Board-specific procedures.  It also sets out details of scheduled Board and Committee meetings.

•  Undertaking Induction training – New directors take part in a formal induction program which ensures that directors meet with ANZ executives and other key staff members regarding ANZ’s governance framework, financial management and business operations.

•  Election at next annual general meeting The ANZ Constitution and the Corporations Act 2001 both permit the Board to appoint a person to be a director of ANZ at any time, but that person must seek election by shareholders at the next Annual General Meeting.

NEW DIRECTOR APPOINTMENTS During this year, ANZ announced the appointment of three new Directors to the Board.

New Director

Greg Clark PhD, BSc(Hons)

Appointment Date

1 February 2004

Experience and expertise

International experience in computing and technology

New Director

John Morschel DipQS

Appointment Date

1 October 2004

Experience and expertise

Experience as company director and strong background in banking and financial services

New Director

David Meiklejohn BCom, DipEd

Appointment Date

1 October 2004

Experience and expertise

Strong background in finance and as a company director

47

TENURE AND RETIREMENT

ANZ’s Constitution provides that at least one third (or the nearest whole number) of directors must retire at each annual general meeting, but are eligible for re-election at that meeting (see box below).

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting after their appointment.  This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

ANZ’s Constitution establishes a director shall retire at 70 years of age, unless the Board determines otherwise.  Also, directors appointed since 1993 have agreed to retire after 15 years service.

PERFORMANCE EVALUATIONS

Performance evaluations are conducted internally and cover the Board, each non-executive director and Board Committees.

The framework used to assess the directors is based on the expectation they are performing their duties in a manner which should create and continue to build sustainable value for shareholders, and in accordance with the duties and obligations imposed upon them by the ANZ Constitution and the law.

The performance criteria takes into account each director’s contribution to:

•  the charting of direction, strategy and financial objectives for ANZ;

•  the monitoring of compliance with regulatory requirements and ethical standards;

•  the monitoring and assessing of management performance in achieving strategies and budgets approved by the Board;

•  the setting of criteria for, and evaluation of, the Chief Executive Officer’s performance; and

•  the regular and continuing review of executive succession planning and executive development activities.

Board and non-executive performance evaluations are conducted in two ways:

•  Annual review - On an annual basis, or more frequently if appropriate, the Chairman has a one-on-one meeting with each director specifically addressing the performance criteria.  In addition, they discuss the effectiveness of the Board and related issues including the Board’s oversight and contribution to the Company, Board discussion (including the performance of the non-executive director and the Chairman), Board memberships, Committees, and other relevant issues.  They also discuss the performance of the Board against its Charter.  The Chairman provides a report to the Board on the outcome of these meetings.

•  Re-election statement - Directors when nominating for re-election are required to submit a written or oral statement to the Board setting out the reasons why they seek re-election.  In the director’s absence, the Board evaluates this statement (having regard to the performance criteria) when it considers whether to endorse the relevant director’s re-election.

Each Board committee conducts a self-evaluation at least annually (see page 50).

INDEPENDENCE AND MATERIALITY

Under its Charter, a majority of non-executive directors on the ANZ Board must satisfy the criteria for independence.  The Board Charter sets out independence parameters in order to establish whether a non-executive director may have a relationship with ANZ which could (or could be perceived to) impede their decision-making.

Directors are required to seek Board approval before accepting other Board appointments or appointments to charitable or other committees.  In addition, directors are required to inform the Company of appointments or retirement from external organisations.

In the 2004 financial year, the Board reviewed its criteria for independence in respect of the requirements in the ASX Corporate Governance Council’s Best Practice Recommendations, NZX and NYSE Corporate Governance Standards, and the Sarbanes-Oxley Act of 2002.  The Board adopted standards for determining non-executive director independence both for members of the Board and the Audit Committee (some jurisdictions apply different tests for the assessment of Audit Committee independence).  The criteria are more rigid than those set in most jurisdictions including criteria stipulated specifically for audit committees.

As set out in the Board Charter, a relationship with ANZ is material if a reasonable person in the position of a non-executive director of ANZ would expect there to be a real and sensible possibility that it would influence a director’s mind in –

•  Making decisions on matters likely to come regularly before the Board or its committees;

•  Objectively assessing information and advice given by management;

•  Setting policy for general application across ANZ; and

•  Generally, carrying out the performance of his or her role as director.

At its September 2004 meeting, the Board considered each director’s independence and in each case concluded that the independence criteria were met by all non-executive directors as set out on page 49.

DIRECTOR RE-ELECTION PROCEDURES

Where a director is due for retirement by rotation at the next Annual General Meeting, the following process is undertaken at the July meeting of the Board (or earlier) for determining whether the Board endorses the director’s re-election –

STEP 1 - The director is required to submit a written or oral statement to the Board setting out reasons why he/she seeks re-election

STEP 2 - With the director absent from the room, the Board

•  Evaluates the director’s re-election having regard for the statement provided and the performance criteria on page 48

•   Passes a resolution stating whether or not the Board supports the director’s re-election having regard to the performance criteria on page 48

STEP 3 – Shareholders receive the Notice of Meeting for the upcoming Annual General Meeting which will

•  Provide the director’s experience and related details

•  State the Board’s resolution on whether or not the Board supports the director’s re-election (an outcome of Step 2)

48

INDEPENDENCE CRITERIA

In its determination of director independence, the Board includes a review of relationships that directors and their immediate family members may have such as:

•  A relationship as an acquirer of services / and or products from ANZ and/ or its subsidiaries of the following kind :

•  Personal banking services or products

•  Business banking services or products

•  Sponsorship or donor funds

•  A relationship as a supplier of services and /or products to ANZ and / or its subsidiaries of the following kind :

•  Strategic services / products provider

•  Professional services provided as a partner or executive

•   Professional services provided as an employee

•  Direct compensation from ANZ (and / or its subsidiaries) of more than $100,000 (other than as director’s fees)

•  A relationship as a previous employee or partner of ANZ and/or its subsidiaries

•  A relationship as a previous employee or partner of the external auditor

•  A relationship as an executive officer of another company where any of ANZ’s present executives serve on that company’s compensation committee

•  A relationship with a substantial shareholder or officer of an organisation that has a holding with 5% or more of the voting shares in ANZ

•  All other material relationships or circumstances by which a director could be perceived not to be independent of management and free from any business or other relationship that could interfere with their independence.

The Board examined acquirer relationships associated with each director in respect of the level of lending and whether ANZ is the sole lender, the credit rating and whether the account is in order.  Due to privacy regulations, ANZ is unable to disclose details of acquirer relationships associated with each director.  The Board concluded that there was no such situation which would impact on a director’s independence.

The Board also examined supplier relationships associated with each director in respect of the value of the relationship to the supplier, the service or product provided and its value as well as other relevant information.  It particulary noted several director associations as follows:

•  Roderick Deane is Chairman of Telecom New Zealand Ltd.  ANZ acquires communication services from Telecom New Zealand for the Company’s New Zealand operations.

•  David Gonski is a director of Westfield Holdings Ltd.  ANZ leases properties from Westfield for its branch network in Australia.

•  Margaret Jackson is Chairman of Qantas Airways Limited.  ANZ has commercial relationships with Qantas as a partner in the co-branded ANZ Frequent Flyer Visa Cards, as a lessor of airport terminal properties in Australia and New Zealand for ANZ automatic teller machines (ATMs), and as an acquirer of travel services for ANZ people.

In each case, the Board concluded that having regard to the nature and value of the commercial relationship and the materiality criteria described above, each of Roderick Deane, David Gonski and Margaret Jackson is independent.

It is Board policy that directors do not participate in any decisions regarding transactions with organisations which they are associated as acquirer or supplier.  Directors’ biographies on pages 42 to 43 highlight their associations outside of ANZ.

In terms of length of service, the Board noted that there are three Board members with service over ten years.  Notwithstanding Charles Goode’s length of service, the Board members considered that his tenure does not interfere with his independence as a non-executive director or as Chairman.  The Board concluded that the independence of John Dahlsen and Brian Scott is not compromised by their service of greater than ten years.

DIRECTOR INDEPENDENCE REVIEW PROCESS

The review of non-executive director independence is conducted annually and more frequently where a change in position or relationship warrants it.

Prior to Board meeting	During Board meeting	Following Board meeting

• Non-executive directors complete an independence assessment form using the criteria above	• Each director’s response is tabled for full Board deliberation	• Outcome of all independence determinations are minuted

• Responses are collated by the Company Secretary	• To reach a balanced decision, each non-executive director is asked to leave the Board room during discussion of his/her independence	• Independence status of each director communicated in the Annual Report

49

CONFLICT OF INTEREST

Over and above the issue of independence, each director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter which comes before the Board.  Such a situation may arise from external associations, interests or personal relationships which might affect, or be seen potentially to affect, the director’s position to act in the best interest of ANZ.

Under the Director’s Disclosure of Interest Policy and Policy for Handling Conflicts of Interest (see page 53), the director may not exercise any influence over the Board if a potential conflict of interest exists.  The process set out is such that the director may not receive relevant Board papers, may not be present for Board deliberations on the subject, and may not vote on any related Board resolutions.  These matters are recorded in the Board minutes when they occur.

INDEPENDENT ADVICE

In order to assist directors to fulfil their responsibilities, each director has the right (with the prior approval of the Chairman) to seek independent professional advice regarding their responsibilities at the expense of the Group.  In addition the Board and each Committee, at the expense of the Group, may obtain whatever professional advice it requires to assist in its work.

CONTINUING EDUCATION

ANZ directors take part in a range of training and continuing education programs.

In addition to a formal induction program, directors receive regular business unit briefings at each Board meeting.  These briefings provide directors with an insight into each area of the Company, in particular, performance, key issues and risks, and strategy for growth.  Directors also participate in business unit site visits which provide them with the opportunity to meet with staff and customers.

Continuing education sessions are held throughout the year focussing on a range of topics including emerging economic issues, technical developments, pending legislation, accounting standards, taxation, risk management and corporate governance.

BOARD COMMITTEES

Each of the four main Committees is comprised solely of independent directors, has its own Charter and has the power to initiate any special investigations it deems necessary.  Committee membership is reviewed annually.  Membership criteria are based on a director’s skills and experience, as well as his/her ability to add value to the Committee.

The Chairman is an ex-officio member of all Committees.  The Chief Executive Officer, John McFarlane, is invited to attend Committee meetings, as appropriate.  His presence is not automatic, however, and he does not attend any meeting where his remuneration is considered or discussed.  Non-executive directors may attend any meeting of a Committee on a subject where they have a special interest.

Committee performance self-evaluations are conducted annually to review performance against its Charter and goals set for the year.  The suitability of the Charter and any areas for improvement are also assessed.  The review and stated objectives for the new financial year are submitted to the full Board for discussion and approval.

A copy of each Committee Charter can be found on anz.com •  about anz •  corporate governance.

The Audit Committee is responsible for oversight and monitoring of:

•  the Company’s financial reporting policies and controls;

•  the work of Group (Internal) Audit;

•  the Audit Committees of subsidiary companies such as ANZ National Bank;

•  the integrity of the Company’s financial statements and prudential returns;

•  compliance with regulatory requirements; and

•  the appointment, evaluation and oversight of the external auditor.

It is Board policy that all members of the Audit Committee be financially literate and that at least one member of the Committee be a “financial expert” as defined in the Sarbanes-Oxley Act.  Ms Jackson was designated as the “financial expert” for this purpose for the 2004 financial year.

The Audit Committee meets with the external auditor without management being present.  The Chairman of the Audit Committee meets separately and regularly with the Group General Manager (Internal) Audit and the external auditor.

Some 2004 financial year activities:

•  Monitoring the work of Group (Internal) Audit – During the year, the Committee appointed a new Group General Manager, (Internal) Audit.  A revised reporting system, based on a balanced scorecard, was put in place on the activities of Internal Audit including audit activities, governance, staff, customers, quality and management.

•  Revising external auditor policy – The Policy on Relationship of the External Auditor Policy was revised during the year to ensure ANZ continues to meet best practice in this area.

•  Refining external auditor evaluation – This year the Committee revised its process for evaluating the external auditor.  The outcome of the evaluation was reported to the Board.

•  Oversighting The National Bank of New Zealand (NBNZ) acquisition financial reporting – The Committee monitored all the financial reporting including consolidation accounting related to the NBNZ acquisition.

The Compensation Committee is responsible for recommendations to the Board in respect of the Group’s compensation program including any equity-based programs.  It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some 2004 financial year activities:

•  Revising remuneration principles and processes – A review of ANZ’s compensation program was conducted to ensure alignment with best practice principles.  Related changes were introduced during the year.

•  Reviewing performance of senior executives – The Committee reviewed the performance of the CEO and the CEO’s direct reports against agreed performance measures.  Succession planning was also undertaken.

•  Considering non-executive director compensation and retirement benefits – In accordance with regulatory and corporate governance principles, the Committee reviewed and recommended changes to the compensation structure for non-executive directors.

The Nominations & Corporate Governance Committee’s responsibility is to identify and recommend prospective Board members, to recommend processes for Board performance review and to recommend corporate governance principles, practices and procedures for ANZ.

50

DIRECTORS’ MEETINGS

The number of Board meetings and meetings of Committees 1 October 2003 to 30 September 2004 the director was eligible to attend, and the number of meetings attended by each director were:

	Board		Audit Committee		Compensation Committee		Nominations & Corporate Governance Committee		Risk Management Committee		Executive Committee		Shares Committee		Committee of the Board
	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
G J Clark	5	5
J C Dahlsen	8	8	6	6			5	4			4	4	2	2	1	1
R S Deane	8	8			6	6			5	5	4	4
J K Ellis	8	8	6	6					5	5	5	5	1	1
D M Gonski	8	8					5	5	5	4	7	7	1	1
C B Goode	8	8	6	6	6	6	5	5	5	5	8	8	6	6	4	4
M A Jackson	8	8	6	6	6	6					5	5
J McFarlane	8	8									10	10	4	4	3	3
B W Scott	8	8			6	6	5	5			5	5	2	2	1	1

Column A - Indicates the number of meetings the Director was eligible to attend.

Column B - Indicates the number of meetings attended.  The Chairman is an ex-officio member of the Audit, Compensation, Nominations & Corporate Governance, and Risk Management Committees.

Some 2004 financial year activities:

•  Refining director independence criteria - Procedures for confirmation of independent director status of non-executive directors were further refined (see page 49).

•  Reviewing nominations procedures - Procedures for consideration of Board director nominations were refined and used during the year (see page 47).

•  Developing principles and procedures – Additional principles and procedures were developed during the year for nominations and corporate governance to ensure ANZ would continue to meet best practice in these areas.

The Risk Management Committee is responsible for the review risk in all aspects of the business.  It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet, operational risk and compliance.  It may approve credit transactions and other matters beyond the approval discretion of executive management.

Some 2004 financial year activities:

•  Monitoring risks associated with integration of NBNZ – The Committee reviewed regular status reports highlighting key risks and progress by integration streams for operational risk, market risk and credit risk (see page 52).

•  Reviewing the Group’s risk culture – To ensure the correct balance between risk and reward.  A specific compliance measure was introduced to each business unit’s balanced scorecard.

•  Ensuring timely and necessary mitigating actions are taken in response to emerging risk issues - Continued to review regular reports on key emerging risks, and appropriate responses to be taken.

Additional Committees

In addition to the four main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings.  The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

ROLE OF COMPANY SECRETARY

The Board is responsible for the appointment of ANZ’s Company Secretaries.  Currently there are three people appointed as Company Secretary.

For management and corporate governance purposes the following structure operates.

•  The Group General Counsel and Company Secretary is normally in attendance at all Board and Committee meetings.  He prepares drafts of minutes and provides legal advice to the Board if and when required.  He works closely with the Chair of the Nominations and Corporate Governance Committee to develop and maintain ANZ’s corporate governance principles.  He is responsible to the Board for the Company Secretary Office function.

•  The Company Secretary is responsible for day-to-day operations of the Company Secretary’s Office including ANZ’s continuous disclosures to relevant stock exchanges under the Market (continuous) Disclosure policy, the management of dividends, and the relationship with the share registry provider.

•  The Chief Financial Officer is also appointed as Company Secretary.

Profiles of ANZ’s Company Secretaries can be found in the Directors’ Report on page 76.

COMMITTEE MEMBERSHIPS 1 OCTOBER 2003 to 30 SEPTEMBER 2004

Audit Committee	Compensation Committee	Nominations and Corporate Governance Committee	Risk Management Committee
John Dahlsen (C)	Margaret Jackson (C)	Brian Scott (C)	Jerry Ellis (C)
Jerry Ellis	Roderick Deane	John Dahlsen	Roderick Deane
Margaret Jackson (FE)	Brian Scott	David Gonski	David Gonski
Charles Goode (ex-officio)	Charles Goode (ex-officio)	Charles Goode (ex-officio)	Charles Goode (ex-officio)

C = Chairman	FE = Financial Expert

51

RISK MANAGEMENT AND COMPLIANCE

ANZ’s business controls are governed by an ongoing focus on risk and compliance issues within the framework of the Company’s overall strategy.  ANZ has established a comprehensive risk and compliance management framework to ensure best practice alignment.

In terms of risk management and compliance, the Board provides leadership, oversees risk appetite and strategy, and ensures a robust risk and compliance culture pervades.

The Risk Management Committee of the Board oversees the Group’s risk management policies and controls, may approve credit transactions and other matters beyond the approval discretion of executive management.

The risks may be broadly grouped under the four categories noted below.  On a day-to-day basis, the various risks inherent in ANZ’s operations are managed by both Group Risk Management and each business unit.

•  Credit Risk – From a credit risk perspective, the risk environment for ANZ has improved over the year and the focus has been maintained on areas of concern in our portfolios.  ANZ has remained vigilant in reducing domestic and offshore credit risk levels.

•  Market Risk – During the year, ANZ conducted a detailed review of its trading risks and controls.  This review concluded that ANZ’s market control framework was appropriate for the scope and volume of trading activity undertaken.  The market risk control framework has been strengthened by the implementation of a single integrated front-office system for the Capital Markets business.

•  Operational Risk – Significant improvements have been achieved during the year in the Group’s framework for operational risk measurement and capital allocation.  Additional operational risk improvements include:

•  Technology and Projects - A specialist Technology Risk function has been established within Group Risk Management to enhance the approach to technology risk management and to provide additional focus on large risk technology projects.

•  Fraud - Fraud prevention and detection remained a key focus area for risk management, especially due to the growing trend in electronic fraud.  ANZ uses technical tools to detect anomalies in customer transactions to reduce potential fraudulent activity.  Education continues to be an essential component in fraud prevention for both staff and customers.

•  Business Continuity and Crisis Management - The continuous monitoring of country security risk has been strengthened by the implementation of a country security risk rating framework which assists ANZ’s response to changing risks in the international business environment and the ongoing safety of ANZ’s staff and operations.

•  Compliance – A dedicated compliance function within Group Risk Management is responsible for the Group’s overall compliance framework, across all regulatory and internal operating policy requirements.

For further information on risk management, please see pages 16 to 17.

FINANCIAL CONTROLS

As previously noted, the Audit Committee of the Board oversees the Company’s financial reporting policies and controls, integrity of the Company’s financial statements, the work of Group (internal) Audit, the Audit Committees of the subsidiary companies, prudential returns and compliance with related regulatory requirements.

To further strengthen controls and procedures, the Committee agreed that the Company would undertake a Group-wide program focusing on Section 404 of the Sarbanes-Oxley Act of 2002.

ANZ is in the process of assessing its readiness to meet Section 404 requirements of the Act.  In doing so, ANZ assesses the appropriateness of internal controls of financial reporting and the financial control activity level relative to key accounts and locations of operations.  The program is being instituted at both Company and business unit level and is oversighted by a program steering committee.  ANZ is well progressed in its assessment program and expects to be in full compliance with this section of the Act during the financial year to 30 September 2005, ANZ’s first reporting date after the compliance date of the Act.

AUDIT

Group (Internal) Audit

Group (Internal) Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective.  The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group.  The Group General Manager, (Internal) Audit reports to the Chairman of the Audit Committee.

The Audit Committee monitors the performance of Group (Internal) Audit and the Group General Manager, (Internal) Audit.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year.  All audits are conducted in a manner that conforms to international auditing standards.  Audit results also influence incentive compensation of business heads.

Group (Internal) Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities.  Group (Internal) Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group (Internal) Audit.  There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the Chief Executive Officer and the Chairman of the Audit Committee.  The Audit Committee also receives formal reports on significant issues until satisfactory action has been taken.

External Audit

The external auditor’s role is to provide reasonable assurance that ANZ’s financial reports are accurate and free from material misstatement.  The external auditor is to perform independent audits in accordance with Australian Accounting Standards.  The external auditor provides reports directly to the Audit Committee.

During the year, the Audit Committee further strengthened ANZ’s Relationship with External Auditor policy.  Under the policy, the Audit Committee is responsible for the appointment (subject to ratification by shareholders), compensation, retention and oversight of the external auditor.  The policy also stipulates that the Audit Committee:

•  Pre-approves all audit and non-audit services;

•  Regularly reviews the independence of the external auditor;

•  Evaluates the effectiveness of the external auditor .

In addition, ANZ requires a two-year period before any former partner or employee of the external auditor is appointed as a director or senior executive of ANZ.

The lead partner position of the external audit should rotate off the ANZ audit after five years and cannot return for a further five years.  Other senior audit staff are required to rotate off after a maximum of seven years.

52

Any potential appointments of ex-partners or ex-employees of the external auditor to the ANZ finance staff, at senior management level or higher, must be pre-approved by the Chairman of the Audit Committee.

Details on non-audit service can be found in the Directors’ Report on page 76.

In the context of the US auditor independence rules, the SEC has requested that ANZ produce information relating to non-audit services provided by ANZ’s auditor, KPMG.

ANZ is currently providing information as requested.

Should the SEC determine that services provided by KPMG did not comply with these rules, the SEC may seek sanctions, the nature and amount of which are not known.

Whilst ANZ cannot predict the outcome of the inquiry, based on information currently available, ANZ does not believe it will have a material adverse effect on the Company.

POLITICAL DONATIONS

In the year to 30 September 2004, ANZ donated $150,000 to the Liberal Party and $95,000 to the Labor Party.

Creating sustainable value for shareholders, staff, customers and the community

ANZ’S CODES OF CONDUCT AND POLICIES

Below is an overview of ANZ’s key codes and policies which apply to directors and employees within the Group.  Summaries of these policies can be found on anz.com > about anz > corporate governance.

•  Codes of Conduct for Directors and for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere.  The Codes require that directors and employees adhere to the law, and that they disclose any relevant interests, that they act in the best interests of the Group and that they act honestly and ethically in all their dealings.  The codes also cover the confidentiality of information, limits on acceptance of gifts or entertainment and on use of ANZ goods, services and facilities.  Key contact – Group General Counsel and Company Secretary.

•  Code of Conduct for Financial Officers – (adopted from the Group of 100 Code of Conduct for CFOs and Senior Financial Officers) The Code requires that Chief Financial Officers and other finance staff influencing financial performance adhere to principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals.  Key contact – Chairman of the Audit Committee.

•  Critical Accounting Policies – Details of the critical accounting policies and any changes in accounting policies made since the date of the 2003 Annual Report are set out on page 82 and in the Financial Report on pages 130 to 134.

•  Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests – The Board has adopted a policy on disclosure of interests requiring that directors disclose certain interests, and actual or potential conflicts of interest are addressed.  Details of directors’ dealings with ANZ are set out in Note 52 of the Financial Report.  Key contact – Group General Counsel and Company Secretary.

•  Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements.  Further details on this policy and on indemnities given to certain employees can be found on page 77 of this Annual Report.  Key contact – General Manager Operational and Technology Risk.

•  Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations.  It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting.  The policy is aimed at ensuring that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds.  Key contacts – General Manager Operational and Technology Risk and General Manager Group Compliance.

•  Market (Continuous) Disclosure Policy – ANZ is committed to achieving best practice in the area of continuous disclosure.  The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market.  The policy requires that information disclosed to the relevant stock exchanges is placed on ANZ’s website.  Key contacts – Head of Investor Relations, Head of Media Relations, Company Secretary.

•  Policy on Relationship with External Auditor – The Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor.  It sets in place a formal approval process regarding the provision of audit and non audit services.  This approval process is the responsibility of the Audit Committee.  In addition it sets out the rotation requirements for the lead partner and other members of the audit team, and processes related to the potential appointment of ex-partners or ex-employees of the external auditor.  Key contact – Chairman of the Audit Committee.

•  Whistleblower Policy (formerly known as Serious Complaints Policy) – The Whistleblower Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ.  It requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.  Key contacts – Group General Manager, (Internal) Audit and Group General Counsel and Company Secretary.

•  Share Trading Policy – This policy covers trading in ANZ securities by all employees, contractors and consultants engaged by ANZ.  The policy prohibits trading in ANZ securities or the securities of other entities for all persons aware of unpublished ANZ price sensitive information.  In addition, it specifically prohibits trading by certain employees, contractors and consultants working in specific areas of ANZ during blackout periods.  A blackout period is the six-week period leading up to the day after the announcement of the half yearly and full year results.  The Board has also resolved to apply the principles of this policy to directors’ own trading in ANZ shares.  Key contact – Head of Investor Relations.

•  New Zealand Policies – Recognising the importance of ANZ’s presence in New Zealand and the requirements of the Reserve Bank of New Zealand, the ANZ National Bank Limited Board reviews and approves all ANZ Group governance and risk management polices before they are adopted by ANZ National Bank to ensure that they meet all New Zealand regulatory requirements.

•  Other Company Policies – Can be found on anz.com.  Operational policies may not be publically available.

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REMUNERATION REPORT

CONTENTS

Section A.	Remuneration Tables

Section B.	Non-Executive Directors’ Remuneration

Section C.	Remuneration Structure

Section D.	Chief Executive Officer’s Remuneration

Section E.	Specified Executives’ Contract Terms

Section F.	Equity Instruments relating to Directors and Specified Executives

SECTION A.  REMUNERATION TABLES

For the year ended 30 September 2004 details of the emoluments of the directors are set out below:

		PRIMARY(3)
		Cash salary/fees		Long service leave accrued during the year	Value of shares aquired in lieu of cash salary/fees(2)	Associated entity board fees (cash)
		$		$	$	$
Non-executive Directors(1)
CB Goode (Appointed director July 1991; appointed Chairman August 1995)	2004	91,000		n/a	338,000	—
Independent Non Executive Director, Chairman	2003	76,000		n/a	274,000	—
G Clark (Appointed February 2004)	2004	86,667		n/a	—	—
Independent Non Executive Director	2003	n/a		n/a	n/a	n/a
JC Dahlsen (Appointed May 1985)(7)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	110,000		n/a	—	—
RS Deane (Appointed September 1994)	2004	130,000		n/a	—	117,958	(9)
Independent Non Executive Director	2003	110,000		n/a	—	100,996
JK Ellis(Appointed October 1995)	2004	103,000		n/a	27,000	—
Independent Non Executive Director	2003	110,000		n/a	—	—
DM Gonski (Appointed February 2002)	2004	130,000		n/a	—	50,150
Independent Non Executive Director	2003	110,000		n/a	—	42,500
MA Jackson (Appointed March 1994)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	88,000		n/a	22,000	—
BW Scott (Appointed August 1985)(7)	2004	130,000		n/a	—	24,389
Independent Non Executive Director	2003	110,000		n/a	—	—

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	930,667		n/a	365,000	192,497
	2003	714,000		n/a	296,000	143,496

Executive Director

J McFarlane (Appointed October 1997)	2004	43	(8)	78,211	1,882,831	—
Chief Executive Officer	2003	702,565		23,431	709,685	—
TOTAL OF ALL DIRECTORS	2004	930,710		78,211	2,247,831	192,497
	2003	1,416,565		23,431	1,005,685	143,496

(1)   DE Meiklejohn and JP Morschel commenced as directors on 1 October 2004

(2)         Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash bonus, as Non-Executive Directors do not participate in short-term incentive arrangements).  Value reflects the price at which the shares were purchased on market (amortisation not applicable)

(3)         Non-monetary benefits for all directors are nil

(4)         Accrual relates to Directors’ Retirement Scheme.  If each non-executive director had ceased to be a director as at 30 September 2004, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode - $1,069,255; G Clark - $33,008; JC Dahlsen - $402,365; RS Deane - $644,116; JK Ellis - $412,058; DM Gonski - $146,725; MA Jackson - $366,690; BW Scott - $389,125.  The Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005

(5)         Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted.  In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year.  It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed).  The fair value is determined at grant date and is allocated on a straight-line basis over the shortest possible vesting period.  The fair value is determined using a binomial option pricing model that is explained in section F8.  The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable

54

		PRIMARY(3)			POST EMPLOYMENT				EQUITY(5)
		Committee fees (cash)	Value of shares aquired in lieu of cash bonus(2)	Primary total	Super contributions		Retirement benefit accrued during the year(4)		Total amortisation of LTI options		OTHER(6)		Total
		$	$	$	$		$		$		$		$
Non-executive Directors(1)
CB Goode (Appointed director July 1991; appointed Chairman August1995)	2004	—	n/a	429,000	11,297		99,586		n/a		—		539,883
Independent Non Executive Director, Chairman	2003	—	n/a	350,000	10,520		16,996		n/a		—		377,516
G Clark (Appointed February 2004)	2004	10,834	n/a	97,501	7,597		33,008		n/a		—		138,106
Independent Non Executive Director	2003	n/a	n/a	n/a	n/a		n/a		n/a		n/a		n/a
JC Dahlsen (Appointed May 1985)(7)	2004	65,050	n/a	195,050	11,296		74,356		n/a		—		280,702
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		22,430		n/a		—		167,950
RS Deane (Appointed September 1994)	2004	19,500	n/a	267,458	10,321		70,998		n/a		—		348,777
Independent Non Executive Director	2003	—	n/a	210,996	9,900		17,151		n/a		—		238,047
JK Ellis(Appointed October 1995)	2004	52,250	n/a	182,250	11,297		65,780		n/a		—		259,327
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		23,384		n/a		—		168,904
DM Gonski (Appointed February 2002)	2004	16,050	n/a	196,200	11,297		67,227		n/a		—		274,724
Independent Non Executive Director	2003	—	n/a	152,500	10,520		49,078		n/a		—		212,098
MA Jackson (Appointed March 1994)	2004	42,250	n/a	172,250	10,899		56,352		n/a		—		239,501
Independent Non Executive Director	2003	—	n/a	110,000	9,900		(5,562	)(11)	n/a		—		114,338
BW Scott (Appointed August 1985)(7)	2004	30,750	n/a	185,139	11,297		64,839		n/a		—		261,275
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		15,950		n/a		—		161,470

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	236,684	n/a	1,724,848	85,301		532,146		n/a		—		2,342,295
	2003	75,000	n/a	1,228,496	72,400		139,427		n/a		—		1,440,323

Executive Director

J McFarlane (Appointed October 1997)	2004	—	1,850,006	3,811,091	417,000	(10)	—		2,584,880	(12)	90,619	(13)	6,903,590
Chief Executive Officer	2003	—	982,121	2,417,802	87,750		—		2,538,759		—		5,044,311
TOTAL OF ALL DIRECTORS	2004	236,684	1,850,006	5,535,939	502,301		532,146		2,584,880		90,619		9,245,885
	2003	75,000	982,121	3,646,298	160,150		139,427		2,538,759		—		6,484,634

(6)         Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities.  The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists

(7)         JC Dahlsen and BW Scott will be retiring as directors on 3 February 2005 and 23 April 2005 respectively

(8)         J McFarlane elected to use almost all his cash salary and bonus to purchase on market deferred shares under the Directors’ Share Plan.

(9)         Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254 (1.1139 in 2003)

(10)   Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004 (refer to section D2)

(11)   In accordance with the ANZ Directors’ Retirement Scheme (explained in section B2), MA Jackson’s Retirement Benefit accrued during the year is shown as negative because the increase in the balance held in the ANZ Staff Superannuation Scheme (for the year ended 30 September 2003) exceeded the increase in other remuneration for the 3 preceeding years (ie from the 3-year period ended 30 September 2002 to the 3-year period ended September 2003)

(12)   Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was 37% in 2004 (50% in 2003)

(13)   Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual agreement detailed in section D2)

55

For the year ended 30 September 2004 details of the emoluments of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046):

		PRIMARY
		Cash salary/fees	Long service leave accrued during the year	Non monetary benefits(1)
		$	$	$
Specified Executives
Sir J Anderson (appointed 1 December 2003)(7)	2004	672,792	—	—
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a
Dr RJ Edgar	2004	723,651	56,212	31,552
Chief Operating Officer	2003	583,500	2,399	31,144
E Funke Kupper(8)	2004	654,550	10,846	7,277
Group Managing Director Asia-Pacific	2003	654,850	10,865	6,869
BC Hartzer(9)	2004	543,062	15,694	57,091
Group Managing Director Personal Banking	2003	454,072	11,812	65,425
PJO Hawkins	2004	551,625	11,678	7,277
Group Managing Director Group Strategic Development	2003	593,432	11,646	6,869
PR Marriott	2004	728,451	29,098	7,277
Chief Financial Officer	2003	654,850	10,865	6,869
S Targett (appointed 5 May 2004)	2004	305,407	5,101	2,934
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a
TOTAL	2004	4,179,538	128,629	113,408
	2003	2,940,704	47,587	117,176

(1)         Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles

(2)         Total cash bonus relates to the cash component provided as part of ANZ’s short-term incentive program in May 2004 (50% cash) and the full bonus amount from October 2004 (which was 100% cash, except in those instances where the Specified Executive elected to receive shares in lieu, in which case the value of these elective shares are shown above as though they were cash). Refer to section C5.1 for further details

(3)         Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted. In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years. The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period. For options, the fair value is determined using a Binomial Option Pricing model that is explained in section F8.  For deferred shares, the fair value is the weighted average price of the Company’s shares on the allocation date. The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable

(4)         Accrual relates to Retirement Allowance (refer to section E for further details)

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		PRIMARY	EQUITY(3)					POST EMPLOYMENT
			Total amortisation	Total amortisation	Total amortisation	Total amortisation of			Retirement benefit
		Total cash bonus(2)	value of STI shares	value of LTI shares	value of LTI options	other equity allocations		Super contributions	accrued during year(4)	Total(5),(6)
		$	$	$	$	$		$	$	$
Specified Executives
Sir J Anderson (appointed 1 December 2003)(7)	2004	335,881	—	—	—	219,168		67,279	32,160	1,327,280
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a
Dr RJ Edgar	2004	393,000	197,681	342,662	256,110	—		46,752	7,163	2,054,783
Chief Operating Officer	2003	222,004	236,895	141,264	201,924	—		38,025	10,276	1,467,431
E Funke Kupper(8)	2004	385,500	232,208	232,024	333,500	—		40,950	—	1,896,855
Group Managing Director Asia-Pacific	2003	210,008	315,650	233,812	452,430	—		40,950	—	1,925,434
BC Hartzer(9)	2004	424,000	201,364	192,239	298,814	—		37,224	—	1,769,488
Group Managing Director Personal Banking	2003	165,005	272,484	141,682	265,593	—		32,175	—	1,408,248
PJO Hawkins	2004	325,000	214,906	206,975	293,966	—		43,875	2,947	1,658,249
Group Managing Director Group Strategic Development	2003	200,016	280,451	219,660	347,032	—		43,875	2,979	1,705,960
PR Marriott	2004	482,000	243,435	276,714	369,376	—		45,542	—	2,181,893
Chief Financial Officer	2003	239,017	295,927	255,135	394,675	—		40,950	—	1,898,288
S Targett (appointed 5 May 2004)	2004	267,000	—	—	—	188,081	(10)	18,976	—	787,499
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a
TOTAL	2004	2,612,381	1,089,594	1,250,614	1,551,766	407,249		300,598	42,270	11,676,047
	2003	1,036,050	1,401,407	991,553	1,661,654	—		195,975	13,255	8,405,361

(5)          Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities. The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(6)          Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was as follows: Sir J Anderson - 16% (n/a in 2003); RJ Edgar - 12% (14% in 2003); E Funke Kupper - 18% (23% in 2003); BC Hartzer - 17% (19% in 2003); PJO Hawkins - 18% (20% in 2003); PR Marriott - 17% (21% in 2003); S Targett - 12% (n/a in 2003)

(7)          Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254. Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO) and shares issued under ANZ’s $1,000 Employee Share Acquisition Plan (ESAP). ZPOs are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They were designed to deliver equity to the CEO of National Bank of New Zealand and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ.  Refer to section C7 for further details pertaining to the $1,000 ESAP

(8)          E Funke Kupper was the Managing Director of Personal Banking & Wealth Management Australia prior to 1 May 2004

(9)          BC Hartzer was the Managing Director of Consumer Finance prior to 1 May 2004

(10)    Amortisation of other equity allocations for S Targett relates to the grant of deferred shares (four tranches of $700,000 to be issued at 6 month intervals in approximately April and October each year, subject to Board approval and continued employment) and hurdled options (refer to section C5.2.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

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SECTION B. NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1. NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive directors’ fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances), and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors receive a fee for being a director of the Board, and also additional fees for either chairing or being a member of a committee. Special work on committees may attract additional fees, of an amount considered appropriate in the circumstances. An additional fee is also paid if a non-executive director serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metrobank Card Corporation.

The fee structure is illustrated in the table below:

Role	Current Fee
Chairman	$429,000
Non-executive director	$130,000
Committee Chair(1)	$32,500
Committee Member(1)	$9,750

(1)          Except Nominations & Corporate Governance Committee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan (refer to section B3 for more details).

For details of emoluments paid to directors for the year ended 30 September 2004, refer to the Remuneration tables in section A of this Remuneration Report.

B2. NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under this scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director. The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total remuneration (excluding retirement benefit accrual) of the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director. This benefit is funded in part by the balance held, if any, on the non-executive director’s behalf in the ANZ Staff Superannuation Scheme. For periods of less than 8 years, a proportionate part of such emoluments is payable. The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that non-executive directors should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005.

B3. DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors. Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the plan is voluntary and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years. The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded. The shares are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

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SECTION C. REMUNERATION STRUCTURE

C1. EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES

ANZ’s reward policy guides the Compensation Committee and management in shaping remuneration strategies and initiatives.

The following philosophies underpin ANZ’s reward policy:

1. Focus on creating and enhancing value for ANZ’s shareholders;

2. Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the high quality workforce required to deliver ANZ’s business and growth strategies.

During 2004 a comprehensive review of reward structures has been conducted against the backdrop of these philosophies and against the Company’s growth strategy and corporate governance principles. As a result, a number of changes to reward structures are planned for the first half of the 2005 financial year. These changes are detailed in section C5 of this Remuneration Report.

C2. COMPENSATION COMMITTEE

The Compensation Committee has a charter which details the terms of reference under which the Committee operates. The Charter can be found on anz.com > about ANZ (listing at top of screen) > Corporate Information > ANZ Policies > Corporate Governance and Policies.

The role of the Compensation Committee is detailed on page 50 of the Corporate Governance Report.

On a number of occasions throughout the year, both the Compensation Committee and management received external advice on matters relating to remuneration. The following advisors were used: Hay Group; Blake Dawson Waldron; Freehills; Mercer Human Resource Consulting; and PricewaterhouseCoopers.

C3. REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of the specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program is designed to support the reward philosophies detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against both individual, business unit and group performance targets which are aligned to sustained growth in shareholder value.

The program comprises the following components:

•  Fixed remuneration component: salary, non-monetary benefits and superannuation contributions.

•  Variable or “at risk” component:

•  Short-Term Incentive (STI); and

•  Long-Term Incentive (LTI), which consists of options and deferred shares

The relative weighting of fixed and variable components, for target performance, is set according to the size or market of the executive’s role, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration. Compared to the market, fixed remuneration levels are designed to be around median, as are the variable components - STI and LTI - except in cases of superior performance where total remuneration is designed to reflect the upper range of competitive market levels. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C4. FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises a notional cash salary, a superannuation contribution (calculated as 9% of the notional salary except for Sir J Anderson who receives a superannuation contribution equal to one eleventh of TEC) and the remainder as cash or nominated benefits. The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care and contributions towards the Employee Share Save Scheme (see note 50 of the 2004 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration for the Company’s most senior executives remains competitive, the TEC component of executive compensation is reviewed annually based on performance and market data, with the level targeted to around the market median being paid in the finance industry in the relevant global markets in which ANZ operates.

International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is (or has been) outside of Australia or New Zealand, in which case the local market is considered.

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C5. VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (semi annually or annually) and in the long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business; to manage internal relativities; and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive scheme detailed in section C5.1. All executives participate in the long-term incentive plan detailed in section C5.2, subject to individual performance thresholds. In some instances, customised short-term incentive plans will exist that executives may participate in to ensure more precise alignment with business objectives and market practice. No executives however, may participate in more than one short-term incentive plan.

C5.1 Short-term Incentives

Short-term incentive (STI) payments encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets. Most executives participate in the scheme explained below. All short-term incentive schemes are reviewed by the Compensation Committee.

The size of STI payments are based, firstly, on overall group and business unit performance results against a balanced scorecard and, secondly, on individual performance against financial and non-financial measures.

•  Group and business unit performance is assessed against a number of qualitative and quantitative measures consistent with the ANZ Balanced Scorecard Approach. Measures include but are not limited to:

•  Change in Economic Value Added (EVATM);

•  Customer Satisfaction;

•  Employee Engagement;

•  Risk Management; and

•  Compliance.

Performance against these measures influences the size of the incentive pool available to individuals within each business unit.

•  For individual performance, executives are ranked against their peers, with better relative performance attracting a greater proportion of the incentive pool. Individual Key Result Areas (KRAs) are set annually to support the Company objectives stated in the Balanced Scorecard noted above, and performance against these KRAs is used as an input to assessing relative ranking.

Up until May 2004, STI payments have been made each half year and a portion of them have been paid in shares deferred for 3 years (STI deferred shares).

STI deferred shares have the following conditions attached:

•  Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•  During the deferral period, shares attract dividends that are paid directly to the employee; and

•  Shares issued under this plan may be held in trust for up to 10 years.

The value used to determine the number of STI shares to be allocated has been based on the volume weighted average price of the Company’s shares traded on the ASX in the week leading up to and including the date of issue.

From October 2004, performance will continue to be measured every 6 months, but payments will be made annually. Furthermore, bonuses are to be paid 100% in cash (except where specific business schemes require otherwise, or executives elect to receive shares in lieu). This change, together with the changes being made to our long-term incentive program, is designed to increase the competitiveness and clarity of purpose of the Company’s reward structures.

C5.2 Long-term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is determined by the Company’s performance and an individual’s level of responsibility, performance and the assessed potential of the executive. Allocations have typically been made in or around April and October each year, although after 2004 the grants will be made annually in or around November.

There are two components to LTI, each making up approximately half of the annual LTI grant value:

•  Options; and

•  Deferred Shares.

Upon exercise, each option entitles the option holder to one ordinary share.

The conditions under which shares and options are granted are approved by the Board in accordance with the rules of both the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan. Performance conditions are explained in more detail below, including changes planned for the coming year.

C5.2.1 Options

Options are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return outperforming peers. Each option has the following features:

•  An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant(1);

• A maximum life of 7 years and an exercise period that commences after 3 years(2), subject to performance hurdles being cleared. Options are re-tested monthly (if required) after the commencement of the exercise period;

•  Upon exercise, each option entitles the option-holder to one ordinary share;

•  In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

•  In case of redundancy: options are pro rated and a grace period of 3 months is provided in which to exercise the remaining options (with hurdles waived, if applicable);

•  In case of retirement, death or total & permanent disablement: A grace period of 3 months is provided in which to exercise all options (with hurdles waived, if applicable); and

•  Performance hurdles, which are explained below for each type of option.

(1)          For options granted to the CEO, the exercise price is equal to the weighted average share price during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation.

(2)          For options granted to the CEO, the life and exercise period may differ, as disclosed in the tables of the year in which they are granted.

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Hurdled options (granted from February 2000 until July 2002, and from November 2003 until May 2004)

Until May 2004, hurdled options were granted with the following performance hurdles attached:

1. Half the options may only be exercised once the ANZ Total Shareholder Return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2. The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

These hurdles were originally selected to ensure rewards were aligned with share price growth in a manner that was easy to understand and which took into account performance relative to the market. At the time of implementation these hurdles were in line with market practice.

Index-linked options (granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, ie the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price. Index-linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the related index. They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

Hurdled options (to be granted from November 2004)

From November 2004, the hurdles attached to options will change. The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable. Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ TSR is at or above the 75th percentile in the comparator group. These new performance hurdles are more consistent with current market practice in the financial services industry and are aligned with the Company’s strategic focus on growth.

Comparator Group

National Australia Bank	St George Bank
Commonwealth Bank	Westpac
QBE	AMP
AXA Asia Pacific	IAG
Suncorp Metway	Macquarie

C5.2.2 Deferred Shares (LTI)

Deferred Shares granted under the long-term incentive arrangements are designed to reward executives for superior growth whilst also encouraging retention and an increase in the Company’s share price.

•  Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

•  During the deferral period, the employee is entitled to any dividends paid on the shares;

•  Shares issued under this plan may be held in trust for up to 10 years;

•  The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

•  In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

•  In case of redundancy: the number of LTI shares that are released is pro rated according to the time held as a proportion of the vesting period; and

•  In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

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C6. PERFORMANCE OF ANZ

The following table shows how ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has performed against two comparator groups, measured from various dates (which approximately coincide with previous major option allocations) to 30 September 2004. The measure shown (“ANZ out-performance against the index”) is intended to demonstrate the link between company performance and the value delivered to executives as part of the long-term incentive arrangements (ie the measure reflects the hurdle attached to previously granted hurdled options, as explained under section C5.2.1).

		ANZ out-performance against S&P/ASX 100 Accumulation Index(1)	ANZ out-performance against S&P/ASX 200 Banks Accumulation Index(1),(2)
Measurement Period	Number of months	Measured point-to-point	Measured point-to-point
1 Apr 04- 30 Sep 04	6	-7%	6%
1 Oct 03 - 30 Sep 04	12	-3%	10%
1 Apr 03- 30 Sep 04	18	-16%	6%
1 Oct 02 - 30 Sep 04	24	-11%	10%
1 Apr 02- 30 Sep 04	30	9%	15%
1 Oct 01 - 30 Sep 04	36	8%	6%
1 Apr 01- 30 Sep 04	42	39%	32%
1 Oct 00 - 30 Sep 04	48	52%	31%
1 Apr 00- 30 Sep 04	54	98%	51%
1 Oct 99 - 30 Sep 04	60	91%	63%

(1)         Out-performance is measured in absolute percentage points by which the Company’s TSR has exceeded or lagged the relevant accumulation index, over the measurement period, eg the Company’s TSR from 01 Oct 99 to 30 Sep 04 was 146.3%, whilst the S&P/ASX100 Accumulation Index grew by 55.8% in the same period. This represents a 91% out-performance by the Company

(2)         The Banking and Finance Accumulation Index is used instead of the S&P/ASX 200 Banks (Industry Group) Accumulation Index for any portion of a performance period extending before April 2000

C7. OTHER EMPLOYEE SHARE SCHEME

$1,000 Employee Share Acquisition Plan

All permanent employees (other than the most senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board. The shares are retained in trust for a three-year vesting period. On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust. On termination, the shares are generally transferred into the employee’s name. Forfeiture provisions may apply outside of Australia, depending on the jurisdiction.

The Company has made six offers under the $1,000 Employee Share Acquisition Plan, with a seventh scheduled for December 2004. A total of 8,258,575 shares have been granted under the plan as at 30 September 2004.

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SECTION D. CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1. CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s compensation, which is in accordance with his agreement, is as follows:

•  Fixed Compensation: Consists of salary, benefits and superannuation contributions. Since October 2003, J McFarlane has elected to receive almost all of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

•  Short-Term Incentive: J McFarlane’s Short-Term Incentive is based on the Group’s EPS Growth and EVATM performance against target and an annual assessment of J McFarlane’s achievement of specific objectives agreed with the Board. J McFarlane’s Short-Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

•  Long-Term Incentive: J McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in section F3. Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares as part of his contract extension. The conditions attached to these Performance Shares are explained in section D4 below.

The compensation of J McFarlane for the year ended 30 September 2004 is set out in Section A of this Remuneration Report.

D2. CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

•  The term of the contract will be extended by one year to 30 September 2007;

•  In addition to mandatory superannuation contributions, the Company will make additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

•  Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares, described in section D4.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules. In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3. CEO’S RETIREMENT AND TERMINATION BENEFITS

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 1 October 2007). If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions). In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares will be released.

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D4. ALLOCATION OF PERFOMANCE SHARES (DECEMBER 2004)

Subject to shareholder approval, 175,000 Performance Shares will be issued to J McFarlane on 31 December 2004. No dividends will be payable on the shares until they vest. Vesting will be subject to the following time and performance hurdles being satisfied:

•  The performance hurdle will be measured during the performance period by comparing ANZ’s Total Shareholder Return (ANZ TSR) with that of a comparator group of selected major financial services companies in the S&P/ASX 100 Index, excluding ANZ. The companies to be used in the comparator group will be as approved by the Board.

•  The percentage of Performance Shares that will vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group. Performance equal to the median TSR of the comparator group will result in half the Performance Shares vesting. For each percentile above the median an additional 2% of Performance Shares will vest, increasing on a straight-line basis until all of the Performance Shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group.

•  TSR will be measured for ANZ and the comparator group over the same period (since grant) and calculated as at the last trading day of any month, once the performance period has commenced. The first opportunity for Performance Shares to vest will be after the second anniversary of grant, after which the Performance Shares will continue to be tested monthly until they are forfeited 5 years after the grant date, or 100% vest, whichever is the earlier.

Performance Shares will be forfeited if they have not vested five years after grant or if J McFarlane ceases to be an employee of the Company by reason of serious misconduct. If J McFarlane resigns without the prior approval of the Board, unvested Performance Shares will be forfeited.

D5. CEO’S PARTICIPATION IN EQUITY PROGRAMS

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3. Refer to section F for details of grants and holdings.

J McFarlane also participates in the ANZ Share Option Plan, which is described in section C5.

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SECTION E. SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasions, vary to suit different needs.

Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts. Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1. OPEN-ENDED CONTRACTS (RJ EDGAR, E FUNKE KUPPER, BC HARTZER, PJO HAWKINS, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Compensation	The Total Employment Cost (TEC) package consists of salary, mandatory employer superannuation contributions and benefits.

STI	Eligible to participate. Target opportunity of 66.67% of Total Employment Cost (refer to section C5.1 for details of short-term incentive arrangements).

LTI	Eligible to participate at the Board’s discretion - refer to section C5.2 for long-term incentive arrangements.

Resignation

Employment may be terminated by giving 6 months’ written notice.
On resignation any options and unvested deferred shares will be forfeited.
As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on resignation for illness, incapacity, or domestic reasons; refer to Other Aspects (below) for more details.

Retirement

On retirement, shares and options are generally released in full, although this is only stated in the contracts of E Funke Kupper (for shares) and PR Marriott (both shares and options). Furthermore, PR Marriott is entitled to a bonus on retirement, pro-rated for the proportion of the final performance period that is worked prior to cessation of employment, and subject to adjustment for performance in accordance with the short-term incentive arrangements in place at the time. As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retirement; refer to Other Aspects (below) for more details.

Termination on Notice by ANZ

ANZ may terminate the employment agreement by providing 12 months’ written notice or payment in lieu of the notice period based on TEC.

On termination on notice by ANZ, any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.

Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.

All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis - all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis - all prior grants will vest.

Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.

As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retrenchment; refer to Other Aspects (below) for more details.

Death or Total and Permanent Disablement	All options and shares released; pro-rata bonus.

As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on death; refer to Other Aspects (below) for more details.

Termination for serious misconduct

ANZ may terminate the employment agreement at any time without notice, and the employee will only be entitled to payment of TEC up to the date of termination. On termination for serious misconduct, any options, unvested deferred shares or vested deferred shares still held in trust will be forfeited.

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Other Aspects

S Targett: subject to continuing employment and the approval of the Board, four tranches of deferred shares (sign-on deferred shares), each worth $700,000, are to be granted at six month intervals in or around April and October each year, and Hurdled Options (sign-on options) worth $750,000 are to be granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On termination on notice, a pro-rata proportion of the sign-on options can be exercised, based on the period of employment, and sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.

PJO Hawkins: for the period ending 31 December 2005, any payments on cessation of employment (including payout of accrued but untaken Long Service Leave) will be based on a TEC of $750,000.

In instances where a retirement allowance is payable under ANZ policy (ie for RJ Edgar and PJO Hawkins in instances of retirement, death, retrenchment or resignation for illness, incapacity, or domestic reasons), the retirement allowance is calculated as follows: 3 months of notional salary (which is 65% of TEC) plus an additional 3% of notional salary for each year of full time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

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E2. FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Ends 30 September 2005.

Fixed Compensation	The Total Employment Cost (TEC) package is inclusive of employer contributions to the superannuation fund.

STI	Short term incentive payments are subject to both business and individual performance. The target payment is 50% of TEC.

LTI

Fixed at NZD500,000 worth of zero-priced options annually, granted in two tranches per annum. The share options can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation, any share options which have not been exercised as at the termination date are forfeited.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (ie divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 30 September 2005). On termination on notice by ANZ any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	All shares released; pro rata bonus.

Terminated for serious misconduct

ANZ National Bank Limited may terminate the employment agreement at any time without notice, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any share options which have not been exercised as at the termination date may not be exercised.

E3. PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C. For specified executives, details of all grants made during the year are listed in Section F. Aggregate holdings of shares and options are also shown.

The deferred shares component of the STI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years, although some employees may receive shares deferred for one year, depending upon the role or jurisdiction.

The deferred shares component of the LTI is also administered under the ANZ Employee Share Acquisition Plan. The shares are deferred for three years.

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SECTION F. EQUITY INSTRUMENTS RELATING TO DIRECTORS AND SPECIFIED EXECUTIVES

F1. SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS

Name	Balance of shares as at 1 October 2003(1)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Balance of shares held as at 30 Sept 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)
CB Goode	403,334	14,215	75,922	8,993	502,464	523,933
G Clark	—	—	—	2,000	2,000	2,000
JC Dahlsen	105,243	—	16,609	63	121,915	121,915
RS Deane	75,000	—	364	—	75,364	75,364
JK Ellis	65,367	1,097	12,996	5,016	84,476	86,179
DM Gonski	2,099	—	382	50,131	52,612	54,667
MA Jackson	78,245	—	13,861	1,191	93,297	93,297
DE Meiklejohn	n/a	n/a	n/a	n/a	n/a	5,502
JP Morschel	n/a	n/a	n/a	n/a	n/a	4,185
BW Scott	72,207	—	199	69	72,475	72,475

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004, includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003. Amounts shown include directly held rights, nominally held rights and rights held by personally related entities. CB Goode, RS Deane, JK Ellis and DM Gonski exercised their full allocation of rights (nominally held, directly held and rights held by personally related entities) on 28 November 2003. The following rights were sold: JC Dahlsen - 2,528; MA Jackson - 364; and BW Scott - 12,933

(4)          Other shares acquired may include those acquired under the Dividend Reinvestment Plan

(5)          The following shares were nominally held as at 30 September 2004: CB Goode - 114,349; JC Dahlsen - 39,473; RS Deane - 73,000; JK Ellis - 17,197; DM Gonski - 50,000; MA Jackson - 10,632; BW Scott - 6,563

(6)          The directors’ relevant interest in shares as required by the Corporations Act 2001 is as follows: CB Goode 521,096; G Clark 2,000; JC Dahlsen 107,064; RS Deane 75,364; JK Ellis 83,484; DM Gonski 54,667; MA Jackson 91,297; DE  Meiklejohn 5,502; JP Morschel 4,185; and BW Scott 71,117. Any differences between the balances in this footnote and the table is due to the application of AASB 1046

F2. SHAREHOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)

Balance of shares as at 1 Oct 2003(1)	Shares acquired during the year in lieu of bonus(2)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of options(3)	Shares acquired during the year through the exercise of rights(4)	Other shares acquired during the year	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)
1,264,559	42,928	103,633	750,000	225,807	56,580	753,000	1,690,507	1,568,891

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004 includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary or bonus were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(4)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003. Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(5)          945,145 shares were held nominally as at 30 September 2004

(6)          This also represents the Chief Executive Officer’s relevant interest in shares as required by the Corporations Act 2001

F3. OPTIONS GRANTED TO CEO DURING THE YEAR(1)

Type of options(2)	Grant date	Number granted during the year	Value per option at grant date(3) $	Exercise price(4) $	Date exercisable	Expiry date
Hurdled (CEO)	31 Dec 03	1,000,000	2.11	17.48	31 Dec 05	31 Dec 08	(5)

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the grant date and ending on the last day of any month after the second anniversary of their grant date exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period

(3)          Refer to section F8 for details of the valuation methodology and inputs

(4)          The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s 2003 Annual General Meeting

(5)          Treatment of options on termination of employment is explained in section D3

F4. OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)(1),(2)

Balance as at 1 Oct 03	Granted during the year as remuneration	Exercised during the year	Date of exercise of options	Number of ordinary shares issued on exercise of options	Share price on date of exercise $	Amount paid per share $	Balance as at 30 Sep 04	Number vested during the year	Vested and exercisable as at 30 Sep 04
2,750,000	1,000,000	750,000	1 Jul 04	100,000	18.17	14.06	3,000,000	1,250,000	500,000
			2 Jul 04	650,000	18.14	14.06

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          This table does not include the 225,807 rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing shares registered in their name as at 31 October 2003. The CEO chose to exercise all of his rights on 28 November 2003

68

F5. DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of deferred share(1)	Number of deferred shares granted Nov 03(2)	Value of deferred shares granted Nov 03(3) $	Number of deferred shares granted May 04(4)	Value of deferred shares granted May 04(3) $	Number of other deferred shares granted during the year	Value of other deferred shares granted during the year $
Sir J Anderson (app 1 Dec 2003)(5)	Other	—	—	—	—	55	991
Dr RJ Edgar	STI	6,781	118,982	7,683	140,073	—	—
	LTI	33,889	594,627	8,452	154,093	—	—
E Funke Kupper	STI	7,636	133,984	7,052	128,569	—	—
	LTI	6,838	119,982	6,256	114,056	—	—
BC Hartzer	STI	7,322	128,474	7,244	132,069	—	—
	LTI	7,408	129,983	7,135	130,082	—	—
PJO Hawkins	STI	7,123	124,982	6,860	125,068	—	—
	LTI	7,522	131,983	6,586	120,073	—	—
PR Marriott	STI	7,978	139,985	9,604	175,096	—	—
	LTI	9,573	167,971	9,275	169,097	—	—
S Targett (app 5 May 2004)(6)	Other	—	—	—	—	38,419	700,437

(1)          Deferred shares issued as STI shares are granted under the ANZ Short-Term Incentive program. Deferred shares issued as LTI shares are granted under the ANZ Long-Term Incentive program. The shares are restricted for 3 years and may be held in trust for up to ten years. Refer to section C5 for more details

(2)          Shares granted in November 2003 were in relation to incentives earned for the half year ended 30 September 2003

(3)          The value per share used in this calculation is the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted

(4)          Shares granted in May 2004 were in relation to incentives earned for the half year ended 31 March 2004

(5)          Other shares issued (3 March 2004) to Sir J Anderson during the year relates to the $1,000 Employee Share Acquisition Plan. Refer to section C7 for further details

(6)          Other shares issued to S Targett relates to the issue of deferred shares (four tranches of $700,000 to be issued at 6 month intervals in approximately April and October each year, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

F6. AGGREGATE SHAREHOLDINGS OF SPECIFIED EXECUTIVES

Name	Balance of shares as at 1 Oct 03(1)	Shares granted during the year as remuneration(2)	Number of shares acquired during the year through the exercise of options	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1),(5)	Number vested during the year
Sir J Anderson (app 1 Dec 2003)	—	55	11,967	—	—	—	12,022	—
Dr RJ Edgar	255,114	50,024	95,000	37,295	6,781	60,000	384,214	25,482
E Funke Kupper(6)	157,051	20,146	365,000	175	7,636	365,000	185,008	44,979
BC Hartzer	75,148	21,787	60,000	13,665	7,781	99,335	79,046	27,072
PJO Hawkins	1,149,754	20,968	170,000	209,048	7,123	170,000	1,386,893	41,462
PR Marriott	539,989	28,452	250,000	460	8,966	150,000	677,867	40,381
S Targett (app 5 May 2004)	—	38,419	—	—	—	—	38,419	—

(1)          Balance of shares held at 1 October 2003 and 30 September 2004, include directly held shares, nominally held shares and shares held by personally related entities

(2)          STI shares granted on 5 November 2003 have not been included in these figures as they related to the half year ended 30 September 2003. Instead, these shares have been reflected in the “Other shares acquired during the year” column

(3)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ. All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003. Amounts pertaining to the rights issue include directly held rights, nominally held rights, and rights held by personally related entities

(4)          Other shares acquired include those acquired through the Dividend Reinvestment Plan and STI shares granted on 5 November 2003 in relation to the half year ended 30 September 2003

(5)          The following shares were held nominally as at 30 September 2004: Sir J Anderson - 55; RJ Edgar - 180,991; E Funke Kupper - 183,224; BC Hartzer - 69,480; PJO Hawkins - 233,821; PR Marriott - 230,817; S Targett - 38,419

(6)          Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). E Funke Kupper held 500 ANZ StEPS as at 1 October 2003; this holding remained unchanged up to and including 30 September 2004

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F7. OPTIONS GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of options(1)	Number granted during the year(2)	Grant date	Value per option at grant date(3) $	Exercise price $	Date exercisable	Expiry date(4)
Sir J Anderson (app 1 Dec 2003)	Zero priced (5)	11,967	11 May 04	18.23	—	11 May 04	10 May 06

Dr RJ Edgar	Hurdled	66,666	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	63,115	11 May 04	2.44	18.22	11 May 07	10 May 11

E Funke Kupper	Hurdled	51,282	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	46,722	11 May 04	2.44	18.22	11 May 07	10 May 11

BC Hartzer	Hurdled	55,555	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	53,279	11 May 04	2.44	18.22	11 May 07	10 May 11

PJO Hawkins	Hurdled	56,410	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	49,181	11 May 04	2.44	18.22	11 May 07	10 May 11

PR Marriott	Hurdled	71,794	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	69,263	11 May 04	2.44	18.22	11 May 07	10 May 11

S Targett (app 5 May 2004)	Hurdled	307,337	11 May 04	2.44	18.22	11 May 07	10 May 11

(1)          For Hurdled options, the following performance hurdles apply: one half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the Date exercisable exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period. Refer to section C5.2.1 for further information

(2)          No additional options were granted in the period up to and including 4 November 2004

(3)          Refer to section F8 for details of the valuation methodology and inputs

(4)          Treatment of options on termination of employment is explained in section E

(5)          Zero priced options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria. They are specifically designed to deliver equity to Sir J Anderson, and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

F9. AGGREGATE OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

Name	Type	Balance as at 1 Oct 03	Granted during the year as remuneration	Allocation of rights arising from renounceable rights issue
Sir J Anderson (appointed 1 Dec 2003)	Zero-priced (1)	—	11,967	n/a

Dr RJ Edgar	Index-Linked	272,000	—
	Hurdled	170,000	129,781

	Rights (2)	n/a	n/a	46,386

E Funke Kupper	Index-Linked	250,000	—
	Hurdled	499,000	98,004

	Rights (2)	n/a	n/a	28,557

BC Hartzer	Index-Linked	222,000	—
	Hurdled	247,000	108,834
	Rights (2)	n/a	n/a	13,665

PJO Hawkins	Index-Linked	183,000	—
	Hurdled	381,000	105,591
	Rights (2)	n/a	n/a	209,048

PR Marriott	Index-Linked	311,000	—
	Hurdled	668,000	141,057
	Rights (2)	n/a	n/a	98,185
	Other (3)	11,000	—

S Targett (appointed 5 May 2004)	Hurdled	n/a	307,337	n/a

(1)          Zero priced options first granted in May 2004, and specifically designed to deliver equity to Sir J Anderson.  These options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

(2)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ Shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(3)          Other refers to share options granted to a personally related entity

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F8.  OPTIONS VALUATIONS

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Standards AASB 1046 and 1046A. The following table outlines the general assumptions used in the option pricing model.

Option type	Grant date	Option value(1) $	Exercise price (5 day VWAP) $	Share price at grant $	ANZ expected volatility(2)	Option term	Vesting period	Expected life	Expected dividends(3)	Risk free interest rate(4)

Hurdled	5 Nov 03	2.34	17.55	17.13	20.50%	7 years	3 years	5 years	5.00%	5.80%
Hurdled	11 May 04	2.44	18.22	18.10	19.00%	7 years	3 years	5 years	5.40%	5.97%
Hurdled (CEO)	31 Dec 03	2.11	17.48	17.68	20.00%	5 years	2 years	3.5 years	5.50%	5.56%
Zero-priced	11 May 04	18.23	0	n/a	n/a	2 years	0 years	n/a	n/a	n/a

(1)          The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options (other than zero-priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day of the options were granted). The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option. In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options.  Under the terms of the Options, the hurdle conditions(outlined in section C5.2.1) must be met before the options may be exercised during the exercise period

(2)          Expected volatility represents a  measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options

(3)          In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options

Name	Exercised during the year	Date of exercise of options	Sale of rights arising from the renounceable rights issue	Share price on date of exercise of options including rights $	Amount paid per share $	Balance as at 30 Sep 04	Total number vested during the year	Vested and exercisable as at 30 Sep 04
Sir J Anderson (appointed 1 Dec 2003)	11,967	11 May 04		18.10	0.00	—	11,967	—

Dr RJ Edgar	—	n/a			n/a	272,000	—	—
	60,000	7 Jan 04		17.86	13.62
	35,000	14 May 04		17.62	12.98	204,781	95,000	—
	37,295	28 Nov 03	9,091	16.82	13.00	—	46,386	—

E Funke Kupper	—	n/a			n/a	250,000	—	—
	270,000	12 May 04		18.29	13.62
	95,000	12 May 04		18.29	12.98	232,004	365,000	—
	175	28 Nov 03	28,382	16.82	13.00	—	28,557	—

BC Hartzer	—	n/a			n/a	222,000	—	—
	60,000	2 Feb 04		17.56	13.62	295,834	102,000	42,000
	13,665	28 Nov 03	—	16.82	13.00	—	13,665	—

PJO Hawkins	—	n/a			n/a	183,000	—	—
	170,000	11 Mar 04		19.20	13.62	316,591	250,000	80,000
	209,048	28 Nov 03	—	16.82	13.00	—	209,048	—

PR Marriott	—	n/a				311,000	—	—
	250,000	12 Feb 04		17.95	10.48	559,057	250,000	275,000
	460	28 Nov 03	97,725	16.82	13.00	—	98,185	—
	—	n/a			n/a	11,000	6,000	11,000

S Targett (appointed 5 May 2004)	—	n/a			n/a	307,337	—	—

71

CONCISE

2004 FINANCIAL REPORT

A copy of the Group’s 2004 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Financial Report can be requested by telephone (Australia: 1800 11 33 99, Overseas: (+ 61 3) 9615 5989) or by email to investor.relations@anz.com

CONTENTS

Guide to Concise Financial Report
Ten Year Summary
Directors’ Report
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Auditors’ Report
Financial Highlights in Key Currencies
Exchange Rates
Shareholder Information

This Concise Financial Report cannot be expected to provide as full an understanding of the Group’s financial performance, financial position and financing and investing activities as the Group’s 2004 Financial Report. Analysis and discussion of the Concise Financial Report is on the inside front cover and pages 12 to 19.

GUIDE TO CONCISE FINANCIAL REPORT

INTRODUCTION

ANZ presents two reports, the ANZ Annual Report (this document) and the ANZ Financial Report. Both reports show how ANZ performed during the year ended 30 September 2004 and the overall financial position of the Group at the end of the year. ANZ also publishes an announcement to the market each half year. All these documents are on anz.com.

ANZ prepares its financial reports in accordance with Australian Accounting Standards. Particular terms required by the Standards may not be familiar to some readers. This guide and the Glossary of Financial Terms (on pages 92 to 93) are designed to assist readers to understand the report.

ANNUAL REPORT CONTENTS

The ANZ Annual Report has two main sections - the 2004 Annual Report and the Concise Financial Report.

The front section, the Annual Report, contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the specialist business units and Group-wide programs and information on the directors and senior management.

The Concise Financial Report contains financial information required by Australian Accounting Standards including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows. These statements have been prepared by ANZ’s staff, reviewed by ANZ’s Board and Audit Committee, and audited by our external auditor, KPMG. The assets, liabilities and results of controlled companies are included within the consolidated results of the Group.

TEN YEAR SUMMARY

It includes summarised information on financial performance, financial position, shareholder value, share and other information from 1995 to 2004.

DIRECTORS’ REPORT

This report provides the reader with an overview of the Group for the year ended 30 September 2004 including principal activities, results, state of affairs, dividends, review of operations, events since the end of the financial year, future developments, environmental regulation, directors’ qualifications and experience, company secretaries qualifications and experience, non-audit services and auditors’ independence declaration, directors and officers who were previously partners of the auditor, CEO/CFO declaration, directors’ and officers’ indemnity, directors’ and executive officers’ remuneration policy, directors’ shareholdings and executive officers’ share options.

72

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

Financial performance refers to ANZ’s profit for the year including:

• the sources of ANZ’s income split between net interest income and other income;

• the expenses incurred by ANZ during the year;

• provision for doubtful debts; and

• ANZ’s tax expense for the year.

The key figure to look at is “Net profit attributable to shareholders of the Company”, which is the profit for the year.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

This Statement is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2004. It shows what ANZ as a Group owns as assets, what it owes as liabilities and its net assets. Net assets are equal to total shareholders’ equity. The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash, such as fixed assets, last.

CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows summarises the Group’s cash payments and cash receipts for the financial year. The values may differ from those shown in the Consolidated Statement of Financial Performance because the Consolidated Statement of Financial Performance is prepared on an accrual accounting basis.

Cash in the Statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

These notes provide details on the basis of preparation of the Concise Financial Report, critical accounting policies, major events this financial year, dividends, contingent liabilities and contingent asset, segment analysis, capital management, equity instruments issued to employees, and events since the end of the financial year.

DIRECTORS’ DECLARATION

This declaration contains the directors’ sign-off that the Concise Financial Report complies with Accounting Standards and provides a true and fair view of the performance and financial position of the Company.

AUDITORS’ REPORT

The independent audit report is the external and independent opinion on the Concise Financial Report.

FINANCIAL HIGHLIGHTS IN KEY CURRENCIES AND EXCHANGE RATES

Financial performance and financial position is provided in other currencies - USD, GBP, NZD - to allow readers to easily compare results of ANZ with companies who report in other currencies. Exchange rates (average and closing) are also provided.

SHAREHOLDER INFORMATION

Information is provided on ordinary shares including the twenty largest shareholders and the distribution of shareholdings, and preferences shares - ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). It also includes details on voting rights for ordinary shares and ANZ StEPS and employee shareholder information.

Glossary of Financial Terms - Please see pages 92 to 93.

The glossary contains details on key financial terms.

73

TEN YEAR SUMMARY(1),(2)

2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial Performance
Net interest income	5,254	4,311	4,018	3,833	3,801	3,655	3,547	3,437	3,327	3,084
Other operating income	3,391	2,808	2,970	2,573	2,583	2,377	2,142	2,110	1,839	1,754
Operating expenses	(4,026)	(3,228)	(2,905)	(3,092)	(3,314)	(3,300)	(3,442)	(3,502)	(3,397)	(3,116)

Profit before tax, debt provision and prior period abnormals	4,619	3,891	4,083	3,314	3,070	2,732	2,247	2,045	1,769	1,722
Provision for doubtful debts(1)	(632)	(614)	(860)	(531)	(502)	(510)	(487)	(400)	(175)	(237)
Income tax expense	(1,168)	(926)	(898)	(911)	(863)	(736)	(576)	(466)	(469)	(442)
Outside equity interests	(4)	(3)	(3)	(2)	(2)	(6)	(9)	(8)	(9)	(10)

Net Profit after tax before prior period abnormals	2,815	2,348	2,322	1,870	1,703	1,480	1,175	1,171	1,116	1,033
Net prior period abnormal profit (loss)	—	—	—	—	44	—	(69)	(147)	—	19

Net profit after tax	2,815	2,348	2,322	1,870	1,747	1,480	1,106	1,024	1,116	1,052

Financial Position
Assets(2)	259,345	195,591	183,105	185,493	172,467	152,801	153,215	138,241	127,604	112,587
Net Assets	17,925	13,787	11,465	10,551	9,807	9,429	8,391	6,993	6,336	5,747
Tier 1 capital ratio	6.9%	7.7%	7.9%	7.5%	7.4%	7.9%	7.2%	6.6%	6.7%	6.6%
Return on average ordinary equity(3),(4)	17.8%	20.6%	21.6%	20.2%	19.3%	17.6%	15.9%	17.2%	18.3%	17.9%
Return on average assets(3)	1.1%	1.2%	1.3%	1.1%	1.1%	1.0%	0.7%	0.7%	0.9%	0.9%
Cost to income ratio(5)	45.3%	45.1%	46.0%	48.0%	51.7%	54.5%	60.9%	63.1%	65.8%	64.4%

Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	17.0%	6.7%	15.3%	26.2%	36.3%	19.6%	–15.6%	62.4%	33.9%	52.4%
Market capitalisation	34,586	27,314	26,544	23,783	20,002	16,045	13,885	17,017	10,687	8,199
Dividend	101	c	95	c	85	c	73	c	64	c	56	c	52	c	48	c	42	c	33	c
Franked portion	•interim	100%	100%	100%	100%	100%	75%	60%	100%	50%	0%
•final	100%	100%	100%	100%	100%	80%	60%	100%	100%	33%
Share price(6)	•high	$19.44	$18.45	$19.70	$16.71	$12.87	$12.11	$11.52	$11.08	$6.96	$5.50
•low	$15.94	$15.01	$15.23	$12.63	$9.18	$8.12	$7.65	$6.79	$5.17	$3.40
•30 Sep	$19.02	$17.17	$16.88	$15.28	$12.70	$9.80	$8.62	$10.79	$6.91	$5.42

Share information
(per fully paid ordinary share)
Earnings per share(6)	•basic	153.1	142.4c	141.4c	112.7c	102.5c	86.9c	69.7c	65.8c	73.2c	67.1c
Dividend payout ratio(7)	67.5%	64.2%	57.8%	62.0%	59.1%	62.1%	67.8%	61.6%	55.5%	49.1%
Net tangible assets(8)	$7.51	$7.49	$6.58	$5.96	$5.49	$5.21	$4.98	$4.59	$4.24	$3.94
No. of fully paid ordinary shares issued (millions)	1,818.4	1,521.7	1,503.9	1,488.3	1,506.2	1,565.4	1,539.4	1,508.6	1,478.1	1,446.0
DRP issue price(9)	•Interim	$17.84	$18.48	$19.24	$15.05	$11.62	$10.95	$10.64	$9.77	$5.59	$4.40
•final	—	$16.61	$18.32	$18.33	$14.45	$11.50	$10.78	$9.92	$7.60	$6.27

Other information
Points of representation(10)	1,190	1,019	1,018	1,056	1,087	1,147	1,205	1,473	1,744	1,881
No. of employees (full time equivalents)(11)	28,755	23,137	22,482	22,501	23,134	30,171	32,072	36,830	39,721	39,240
No. of shareholders(12)	252,072	223,545	198,716	181,667	179,829	179,945	151,564	132,450	121,847	114,829

(1)                    From 1997, the annual debt provision charge has been calculated based on economic loss provisioning; prior year data has not been restated for this change in measurement approach

(2)                    Data for 1998, 1999, 2000 and 2001 includes the consolidation of assets in the statutory funds of ANZ Life as required by an accounting standard applicable from 1 October 1999. Not applicable for 2002 and 2003, due to the sale of ANZ Life to ING Australia Ltd (INGA) on 1 May 2002. As a result of the aquisition of NBNZ in December 2003, the 2004 results include the consolidation of assets in the statutory funds of NBNZ Life Insurance Limited as required by an accounting standard

(3)                    Excludes significant items and outside equity interests

(4)                    For the periods 1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year. From 2003, dividends may no longer be accrued and as such are not included in the calculation of return on average ordinary equity

(5)                    Excludes goodwill amortisation, abnormals and significant items

(6)                    Prior periods adjusted for the bonus elements of the November 2003 Rights Issue

(7)                    For 2004 and 2003 the dividend payout ratio includes the final dividend of $983 million and $777 million respectively which is proposed but not provided for in terms of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets which is effective from the September 2003 financial year

(8)                    Equals shareholders equity less preference share capital and unamortised goodwill

(9)                    DRP represents Dividend Reinvestment Plan

(10)              Includes branches, offices, representative offices and agencies

(11)              Prior to 1997, excludes temporary staff

(12)              From 2000 onwards the number of shareholders does not include the number of employees whose only shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan

74

DIRECTORS’ REPORT

The directors present their report together with the Concise Financial Report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2004 and the Auditors’ Report thereon. The information is provided in conformity with the Corporations Act 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and through its joint venture ING Australia Limited (INGA) and ANZ National Bank Limited, life insurance and wealth management.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2004, the Group had 1,190 points of representation.

RESULT

• Profit - Consolidated net profit after income tax attributable to shareholders of the Company was $2,815 million, an increase of 20% over the prior year.

• Net loans and advances increased by 37% from $149,465 million to $204,962 million, primarily due to the acquisition of National Bank of New Zealand (NBNZ) and growth in mortgage lending and commercial lending in Australia.

• Deposits and other borrowings increased by 35% from $124,494 million to $168,557 million primarily due to the acquisition of NBNZ and to fund asset growth.

• The provision for doubtful debts has been determined using economic loss provisioning (ELP) and is based on the Group’s risk management models. The ELP charge increased 3% from $614 million to $632 million, including $62 million relating to NBNZ. The current charge reflects a decrease in the ELP rate over the year in line with the Group’s improving risk profile. This is as a result of growth in low risk domestic assets (principally mortgages), the acquisition of NBNZ, the continued risk reduction strategy covering the overseas portfolio and high risk assets, and a lower Corporate Centre charge reflecting lower unexpected offshore losses. ANZ’s ELP models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events. The balance is at an appropriate level.

• Net specific provisions were $443 million, down $84 million from the prior year. Gross non-accrual loans decreased to $829 million, down from $1,007 million, or 0.4%, down from 0.7%, of net loans and advances. The reductions reflect the strategy to reduce risk in overseas portfolios (not including New Zealand).

Further details are contained in the Chief Financial Officer’s review on pages 12 to 19 of this Annual Report.

STATE OF AFFAIRS

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

• Acquisition of the National Bank of New Zealand (NBNZ) - On 24 October 2003, the Company announced it had entered into an agreement to acquire NBNZ and the acquisition was completed on 1 December 2003. On 26 June 2004, NBNZ was amalgamated with ANZ Banking Group (New Zealand) Limited to create ANZ National Bank Limited.

• Funding of NBNZ acquisition -

• Renounceable Rights Issue - In November/December 2003, the Company issued 276,847,766 ordinary shares by way of a 2 for 11 “Renounceable Rights Issue” at $13 per share in the Company, raising $3,562 million (net of issue costs).

• US Stapled Trust Security Issue - On 27 November 2003, the Company raised US$1.1 billion via the issue of non-cumulative stapled trust securities, to support the capital and funding base of the Group.

• Trust Securities Issues (TrUEPrS) - On 12 December 2003, the Company bought back its 124,032,000 TrUEPrS that were issued at US$6.25 per share in 1998. Further details are included on page 83 of this Annual Report.

• Reduction of Risk - The Company has been actively reducing the overall risk profile of the Group. Net specific provisions of $443 million were down 16% compared to the prior year. This was below the amount accrued for doubtful debts in the Statement of Financial Performance of $632 million.

Further review of matters affecting the Group’s state of affairs are also contained in this Annual Report under the Chairman’s Report on pages 8 to 9, the Chief Executive Officer’s Report on pages 10 to 11 and the Chief Financial Officer’s Review on pages 12 to 19.

DIVIDENDS

The directors propose that a final fully franked dividend of 54 cents per fully paid ordinary share be declared on 15 November 2004 and be paid on 17 December 2004. The proposed payment amounts to approximately $983 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options	Date of payment
		$m
Final 2003	51	777	19 December 2003
Interim 2004	47	850	1 July 2004

REVIEW OF OPERATIONS

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report, and the Chief Financial Officer’s Review and Business Performance on pages 8 to 9, 10 to 11, 12 to 19 and 34 to 37 respectively of this Annual Report.

75

EVENTS SINCE THE END OF THE FINANCIAL YEAR

• Merger of ANZ’s trustee business announced with Equity Trustees Limited (announced 12 October 2004);

• On-market share buyback of at least $350 million pending regulatory approval for a new offshore hybrid equity transaction (announced 26 October 2004); and

• Sale of London-headquartered project finance activities (announced 26 October 2004).

Other than the items above (these are further described in Note 9 of the Concise Report to this Annual Report on page 86), no matter or circumstance has arisen between 30 September 2004 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

FUTURE DEVELOPMENTS

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

ENVIRONMENTAL REGULATION

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land. ANZ has developed policies to appropriately manage such environmental risks. ANZ has not incurred any environmental liabilities during the year. Further information on ANZ’s environmental framework and practices can be found in this Annual Report on pages 38 to 39 and on anz.com.

DIRECTORS’ QUALIFICATIONS AND EXPERIENCE

From 1 October 2003 to 31 January 2004, the Board was comprised of seven non-executive directors. Three new non-executive director appointments were made in 2004: Dr Greg Clark on 1 February 2004; and Mr David Meiklejohn and Mr John Morschel on 1 October 2004. These new appointees will be retiring and seeking election at the 2004 Annual General Meeting. Information about these directors is included in the Notice of Annual General Meeting.

At the date of this report, the Board comprises ten non-executive directors who have a diversity of business and community experience and one executive director, the chief executive officer, who has extensive banking experience. The names of directors and details of their qualifications and experience is contained on pages 42 and 43 of this Annual Report and on anz.com.

Special responsibilities and attendance at meetings by directors, are shown on page 51 of this Annual Report.

For those directors in office at 30 September 2004, details of the directorships of other listed companies held by each director in the 3 years prior to the end of the 2004 financial year are listed in this Annual Report on the pages 42 and 43.

COMPANY SECRETARIES’ QUALIFICATIONS AND EXPERIENCE

Currently there are three people appointed as Company Secretary of the Company.

Details of their roles are contained on page 51. Their qualifications are as follows:

• Tim L’Estrange, LLB, BCom, ANZ Group General Counsel and Company Secretary

Mr L’Estrange has a long-standing legal career spanning 25 years. He has significant experience in corporate law. Mr L’Estrange joined ANZ in 2003. Prior to ANZ, he worked closely with Boards and senior management of major corporations, banks and financial institutions. Mr L’Estrange was the National Executive Partner, Litigation and Dispute Resolution of Allens Arthur Robinson and a member of the Board of Management of that firm. He was also Managing Partner of Allen Allen & Hemsley.

• Peter Marriott, BEc (Hons), ANZ Chief Financial Officer.

Mr Marriott has been involved in the finance industry for more than 20 years. Mr Marriott joined ANZ in 1993. Prior to his career at ANZ, Mr Marriott was a Partner in the Melbourne office of the then KPMG Peat Marwick. He is a Fellow of a number of professional organisations including the Institute of Chartered Accountants in Australia and the Australian Institute of Banking and Finance. He is also a Member of the Australian Institute of Company Directors.

• John Priestley, BEc, LLB, ANZ Deputy General Counsel and Company Secretary.

Mr Priestley, a qualified lawyer, joined ANZ in 2004. Prior to ANZ, he had a long career with the Mayne Group as Company Secretary and Group General Manager, Corporate Services responsible for the legal, company secretarial, compliance and insurance functions.

NON-AUDIT SERVICES

The Company’s Relationship with External Auditor Policy states that the external auditor may not provide services that are perceived to be in conflict with the role of the auditor. These include consulting advice and sub-contracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.

Specifically the policy:

• Limits the non-audit services that may be provided;

• Requires that audit and permitted non-audit services must be pre-approved by the Audit Committee, or pre-approved by the Chairman of the Audit Committee and notified to the Audit Committee; and

• Requires the external auditor to not commence an audit engagement for the Group, until the Group has confirmed that the engagement has been pre-approved.

The Audit Committee has reviewed a summary of non-audit services provided by the external auditor for 2004, and has confirmed that the provision of non-audit services for 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. This has been formally advised to the Board of Directors.

The external auditor has confirmed to the Audit Committee that they have complied with the Company’s Relationship with External Auditor Policy on the provision of non-audit services by the external auditor for 2004.

76

The non-audit services supplied by the Group’s external auditor, KPMG, and the amount paid or payable by type of non-audit service during the year to 30 September 2004 are as follows:

Non-audit service	Amount paid/payable
$’000
Co-sourced internal audit services(1)	1,260
Tax compliance and related services	628
Controls and process reviews	249
Review of the non-cumulative US Stapled Trust Securities issue	219
NBNZ due diligence oversight	420
Sarbanes-Oxley and International
Financial Reporting
Standard matters	335
Accounting advice	170
Securitisation review	128
Review of capital raising circulars	73
Other	157
Total	3,639

(1)                    The work performed by KPMG was independent of the external audit team and management

The directors are satisfied that the provision of non-audit services by the external auditor during the year to 30 September 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR’S INDEPENDENCE DECLARATION

The Company’s lead auditor has provided a written declaration under Section 307C of the Corporations Act 2001 that to the best of his knowledge and belief, there have been no contraventions of:

• the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

• the applicable Australian code of professional conduct in relation to the audit.

A copy of this declaration is detailed on page 88 of this Annual Report. This declaration is incorporated in and forms part of the Directors’ Report.

DIRECTORS AND OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITOR

The following persons are currently officers of the Group and were partners of KPMG at a time when KPMG was the auditor of Australia and New Zealand Banking Group Limited:

• Ms Margaret Jackson, Non-executive Director (left KPMG in June 1992);

• Mr Peter Marriott, Chief Financial Officer (left KPMG in January 1993).

CEO/CFO DECLARATION

The Chief Executive Officer and the Chief Financial Officer have given a declaration to the Board concerning the Group’s financial statements under section 295A(2) of the Corporations Act 2001 and recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

DIRECTORS’ AND OFFICERS’ INDEMNITY

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

• a claim by the Company;

• a claim by a related body corporate;

• a lack of good faith;

• illegal or dishonest conduct; or

• non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

77

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and senior managers of the Company, and directors, secretaries and senior managers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION POLICY

Details of ANZ’s remuneration policy in respect of the directors and executive officers is detailed in the Remuneration Report on pages 54 to 71 of this Annual Report and pages 6 to 23 of the 2004 Financial Report. Details of the remuneration paid to each non-executive director, the Chief Executive Officer and other specified executives are detailed in the Remuneration Report. The Remuneration Report is incorporated in and forms part of this Directors’ Report.

DIRECTORS’ SHAREHOLDINGS

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Remuneration Report.

EXECUTIVE OFFICERS’ SHARE OPTIONS

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Remuneration Report and note 50 of the 2004 Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate. The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 (as amended) pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

4 November 2004

78

CONCISE FINANCIAL REPORT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	Consolidated
	2004	2003	2002
	$m	$m	$m
Total income	17,508	13,023	12,007

Interest income	14,117	10,215	9,037
Interest expense	(8,863)	(5,904)	(5,019)

Net interest income	5,254	4,311	4,018
Proceeds, net of costs, on disposal of investments	—	—	566
Carrying amount of assets given up	—	—	(392)

Profit on disposal of investments	—	—	174
Other operating income	3,246	2,702	2,765
Share of joint venture profit from INGA	97	55	2
Share of associates profit (net of writeoffs)	48	51	29

Operating income	8,645	7,119	6,988
Operating expenses	(4,026)	(3,228)	(2,905)

Profit before debt provision and income tax	4,619	3,891	4,083
Provision for doubtful debts	(632)	(614)	(860)

Profit before income tax	3,987	3,277	3,223

Income tax expense	(1,168)	(926)	(898)

Profit after income tax	2,819	2,351	2,325
Net profit attributable to outside equity interests	(4)	(3)	(3)

Net profit attributable to shareholders of the Company	2,815	2,348	2,322

Currency translation adjustments, net of hedges after tax	233	(356)	(98)

Total adjustments attributable to shareholders of the Company recognised directly in equity	233	(356)	(98)

Total changes in equity other than those resulting from transactions with shareholders as owners	3,048	1,992	2,224

Earnings per ordinary share (cents)
Basic	153.1	142.4	141.4
Diluted	149.7	141.7	140.4

Dividend per ordinary share (cents)	101	95	85

Net tangible assets per ordinary share ($)	7.51	7.49	6.58

The Notes appearing on pages 82 to 86 and the discussion and analysis appearing on pages 12 to 19 form an integral part of these financial statements

79

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 SEPTEMBER 2004

		Consolidated
	Note	2004	2003
		$m	$m
Assets
Liquid assets		6,363	6,592
Due from other financial institutions		4,781	2,427
Trading securities		5,478	4,213
Investment securities		7,746	4,767
Net loans and advances		204,962	149,465
Customers’ liabilities for acceptances		12,466	13,178
Regulatory deposits		176	101
Shares in associates and joint venture entities		1,960	1,814
Deferred tax assets		1,454	1,165
Goodwill(1)		3,269	160
Other assets		9,158	10,224
Premises and equipment		1,532	1,485

Total assets		259,345	195,591

Liabilities
Due to other financial institutions		7,349	6,467
Deposits and other borrowings		168,557	124,494
Liability for acceptances		12,466	13,178
Income tax liabilities		1,914	1,083
Payables and other liabilities		14,212	13,611
Provisions		845	769
Bonds and notes		27,602	16,572
Loan capital	3	8,475	5,630

Total liabilities		241,420	181,804

Net assets		17,925	13,787

Shareholders’ equity
Ordinary share capital		8,005	4,175
Preference share capital	3	987	2,212
Reserves		579	180
Retained profits		8,336	7,203

Share capital and reserves attributable to shareholders of the Company		17,907	13,770
Outside equity interests		18	17

Total shareholders’ equity		17,925	13,787
Contingent liabilities and contingent asset	5

The Notes appearing on pages 82 to 86 and the discussion and analysis appearing on pages 12 to 19 form an integral part of these financial statements

(1)                    Excludes notional goodwill of $754 million (September 2003: $821 million) included in the net carrying value of ING Australia Limited

80

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2004

	Consolidated
	2004	2003	2002
	$m	$m	$m
	Inflows (Outflows)
Cash flows from operating activities
Interest received	14,515	10,887	10,148
Dividends received	3	7	3
Fees and other income received	3,257	3,170	2,637
Interest paid	(8,258)	(5,724)	(5,367)
Personnel expenses paid	(2,110)	(1,848)	(1,900)
Premises expenses paid	(312)	(279)	(268)
Other operating expenses paid	(2,093)	(1,952)	(1,893)
Income taxes paid	(247)	(1,312)	(853)
Goods and services tax (paid) received	(19)	1	(28)
Net (increase) decrease in trading securities	514	1,669	(1,030)

Net cash provided by operating activities	5,250	4,619	1,449

Cash flows from investing activities
Net decrease (increase)
Liquid assets – greater than three months	(325)	1,113	(442)
Due from other financial institutions	522	(44)	554
Regulatory deposits	(76)	52	37
Loans and advances	(22,757)	(19,944)	(9,441)
Shares in controlled entities and associates	(35)	(2)	(1)
Investment securities
Purchases	(7,560)	(3,871)	(2,851)
Proceeds from sale or maturity	4,850	2,445	2,436
Controlled entities, associates and joint venture entities
Purchased (net of cash acquired)	(3,224)	—	(1,050)
Premises and equipment
Purchases	(345)	(368)	(385)
Proceeds from sale	53	51	101
Recovery from NHB litigation	—	—	248
Other	1,780	1,401	483

Net cash (used in) investing activities	(27,117)	(19,167)	(10,311)

Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions	(272)	(2,946)	(1,211)
Deposits and other borrowings	11,216	13,995	9,152
Payables and other liabilities	(1,061)	1,000	362
Bonds and notes
Issue proceeds	14,181	8,255	4,537
Redemptions	(4,100)	(4,095)	(3,519)
Loan capital
Issue proceeds	2,694	3,380	759
Redemptions	(368)	(437)	(589)
Decrease (increase) in outside equity interests	(1)	(1)	1
Dividends paid	(1,561)	(1,322)	(1,178)
Share capital issues (ordinary capital)	3,695	120	112
StEPS preference share issue	—	1,000	—
StEPS issue costs	—	(13)	—
Preference Share buyback	(1,045)	—	—

Net cash provided by financing activities	23,378	18,936	8,426

Net cash provided by operating activities	5,250	4,619	1,449
Net cash (used in) investing activities	(27,117)	(19,167)	(10,311)
Net cash provided by financing activities	23,378	18,936	8,426

Net increase (decrease) in cash and cash equivalents	1,511	4,388	(436)
Cash and cash equivalents at beginning of year	7,315	7,925	9,071
Foreign currency translation on opening balances	(972)	(4,998)	(710)

Cash and cash equivalents at end of year	7,854	7,315	7,925

The Notes appearing on pages 82 to 86 and the discussion and analysis appearing on pages 12 to 19 form an integral part of these financial statements

81

NOTES TO THE CONCISE FINANCIAL STATEMENTS

1: BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

This Concise Financial Report has been derived from the Group’s 2004 Financial Report which complies with the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A full description of the accounting policies adopted by the Group is provided in the 2004 Financial Report. The accounting policies are consistent with those of the previous financial year.

2: CRITICAL ACCOUNTING POLICIES

The Group has identified the following critical accounting policies:

• Economic loss provisioning;

• Specific provisioning;

• Deferred acquisition costs, software assets and deferred income;

• Derivatives and hedging;

• Special purpose and off-balance sheet vehicles;

• Valuation of investment in ING Australia Limited; and

• Valuation of goodwill in ANZ National Bank Limited.

Details of the critical accounting policies are contained within the ANZ results announcement released on 26 October 2004 and in the 2004 Financial Report. The results announcement can be obtained from www.anz.com.

3: MAJOR EVENTS THIS FINANCIAL YEAR

• Acquisition of the National Bank of New Zealand (NBNZ)

The Company acquired NBNZ on 1 December 2003 from Lloyds TSB.

The price paid was $5,112 million (at 30 September 2004 exchange rates). This includes acquisition costs, a $68 million refund received on the price paid to Lloyds TSB and the impact of the strengthening of the New Zealand dollar.

The purchase price at the original exchange rate on the date of acquisition was $4,842 million. The purchase price excluded a dividend to Lloyds TSB of NZD575 million ($498 million) from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition was funded as follows:

• A 2 for 11 “Renounceable Rights Issue” at $13 per share in the Company raising $3,562 million; and

• A US Stapled Trust Security Issue, subordinated debt, and wholesale funding.

• Legal amalgamation of NBNZ

On 26 June 2004, NBNZ was amalgamated into ANZ Banking Group (New Zealand) Limited. ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited.

• Renounceable Rights Issue

In accordance with the Prospectus lodged with ASIC on 24 October 2003, the Company issued 276,847,766 ordinary shares by way of a 2 for 11 rights issue at $13 per ordinary share, raising capital of $3,562 million (net of issue costs). The rights were closed on 24 November 2003 and the shares allotted on 28 November 2003 and 4 December 2003.

• US Stapled Trust Security Issue

On 27 November 2003, the Company raised USD1.1 billion via the issue of 1.1 million stapled non-cumulative trust securities, to support the capital and funding base of the Group following the decision to acquire NBNZ. The issue was structured as a stapled security comprising an interest paying note issued by a wholly owned subsidiary of ANZ and a preference share on which dividends will not be paid whilst it is stapled to a note. The notes are due on 15 December 2053 at which date the issue will mandatorily convert to ordinary shares, based on the formula in the offering memorandum, unless redeemed or bought back prior to that date.

The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, and the securities are classified as debt under Australian and US Accounting Standards, with distribution on the securities treated as interest expense.

• Trust Securities Issues (ANZ TrUEPrS)

On 12 December 2003, the Company bought back its 124,032,000 TrUEPrS preference shares that were issued for USD775 million in 1998.

Income, expenses and dividends relating to the ANZ TrUEPrS transaction have been recorded as significant items. Profit after tax relating to the ANZ TrUEPrS transaction of $84 million included $77 million from the close out of interest rate swaps. Final cash dividends of $36 million were paid to holders of ANZ TrUEPrS in the 2004 financial year.

82

4: DIVIDENDS

Ordinary Dividends

	2004		2003	2002
	$m		$m	$m
Interim dividend	850		666	583
Final dividend	777	(1)	—	692
Bonus option plan adjustment	(29)		(25)	(23)

Dividends on ordinary shares(1)	1,598		641	1,252

(1)                    Change in accounting standard in 2003. Dividends no longer accrued and are recorded when declared.  Full year dividend of $983 million not included in above table.

A fully franked final dividend of 54 cents, is proposed to be paid on each fully paid ordinary share on 17 December 2004 (2003: final dividend of 51 cents, paid 19 December 2003, fully franked: 2002: final dividend of 46 cents, paid 13 December 2002, fully franked). The 2004 interim dividend of 47 cents, paid 1 July 2004, was fully franked (2003: interim dividend of 44 cents, paid 1 July 2003, fully franked; 2002: interim dividend of 39 cents, paid 1 July 2002, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2003: 30%; 2002: 30%).

Preference Dividends

	2004	2003	2002
	$m	$m	$m
ANZ TrUEPrS	36	102	117
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	62	—	—

Dividends on preference shares	98	102	117

Trust Securities Issues (ANZ TrUEPrS)

In 1998 ANZ TrUEPrS issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carried an entitlement to a distribution of 8% (on USD 400 million) and 8.08% (on USD 375 million). The amounts were payable quarterly in arrears. Payment dates were the fifteenth days of January, April, July and October in each year.  The preference shares were bought back on 12 December 2003.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) at $100 each, raising $1 billion ($987 million net of issue costs of $13 million).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note stapled to a fully paid preference share.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September and 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $111 million (2003 and 2002: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2004 financial year, $421 million franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

The 2004 amount includes franking credits that were transferred from Australian wholly-owned entities to the parent entity at 1 October 2003 when these entities entered the Australian tax consolidated group.

83

5: CONTINGENT LIABILITIES AND CONTINGENT ASSET

Contingent Liabilities

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.

The Group in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and may receive further assessments.

At the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the year, the Company and the ATO settled the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992. The settlement was within existing provisions.

The Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions. On 30 September 2004, the Group in New Zealand received Notices of Proposed Adjustment (the ‘Notice’) in respect of one of these structured finance transactions undertaken in the 2000 financial year. The Notice is formal advice that the New Zealand Inland Revenue Department (IRD) is proposing to amend tax assessments. The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal dispute process. Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to 30 September 2004. Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relates to transactions undertaken by the National Bank of New Zealand before December 2003.

Based on external advice, the Group has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

Further details regarding Group contingent liabilities are contained in the 2004 Financial Report.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd (ANZcover) regarding its insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. ANZcover has no retained exposure to the NHB claim which is fully re-insured, save for a small exposure arising from the insolvency of some reinsurers in the London market.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion ($248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion ($661 million at 19 January 2002 rates), including interest, with NHB receiving the balance. ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity (refer Note 48 in the 2004 Financial Report). The claim of $130 million plus compound interest is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year. The proceedings remain on foot.

84

6:  SEGMENT ANALYSIS

During the year ended 30 September 2004, the Group managed its activities along the following lines of business:

Personal Banking Australia, Institutional, New Zealand Business, Corporate Australia, Esanda and UDC, Asia Pacific, ING Australia and other. A description of each of the operating business segments, including the types of products and services the segments provide to customers, is detailed in the 2004 Financial Report.

As the composition of segments has changed over time, September 2003 comparatives have been adjusted to be consistent with the 2004 segment definitions detailed in the 2004 Financial Report. Comparatives for the year ended 30 September 2002 have not been provided as data could not reasonably be disaggregated into the changed segments.

BUSINESS SEGMENT ANALYSIS(1),(2)

Consolidated 30 September 2004	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,818	2,341	3,312	903	1,060	165	—	518	14,117
External interest expense	(1,313)	(2,347)	(1,842)	(513)	(592)	(115)	(21)	(2,120)	(8,863)
Net intersegment interest	(2,590)	658	(176)	248	(107)	100	(2)	1,869	—

Net interest income	1,915	652	1,294	638	361	150	(23)	267	5,254
Other external operating income	832	1,299	518	270	104	145	116	107	3,391
Net intersegment income	132	(24)	5	(98)	(10)	—	—	(5)	—

Operating income	2,879	1,927	1,817	810	455	295	93	369	8,645

Other external expenses	(1,263)	(578)	(736)	(201)	(158)	(109)	2	(983)	(4,026)
Net intersegment expenses	(288)	(123)	(130)	(58)	(28)	(29)	(2)	658	—

Operating expenses	(1,551)	(701)	(866)	(259)	(186)	(138)	—	(325)	(4,026)

Profit before debt provision and income tax	1,328	1,226	951	551	269	157	93	44	4,619
Charge for doubtful debts	(183)	(159)	(99)	(59)	(67)	(23)	—	(42)	(632)
Income tax and outside equity interests	(343)	(279)	(268)	(148)	(59)	(23)	15	(67)	(1,172)

Net profit after income tax	802	788	584	344	143	111	108	(65)	2,815

Total external assets	93,738	55,736	55,870	18,992	14,524	2,379	1,777	16,329	259,345

Total external liabilities	40,036	49,060	47,275	21,397	12,261	4,924	416	66,051	241,420

BUSINESS SEGMENT ANALYSIS(1),(2)

Consolidated 30 September 2003	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	4,625	2,170	1,060	734	1,005	167	—	454	10,215
External interest expense	(1,044)	(2,087)	(475)	(403)	(512)	(123)	(16)	(1,244)	(5,904)
Net intersegment interest	(1,810)	620	(88)	243	(143)	96	—	1,082	—

Net interest income	1,771	703	497	574	350	140	(16)	292	4,311
Other external operating income	701	1,245	254	251	86	149	90	32	2,808
Net intersegment income	121	(26)	5	(92)	(8)	—	—	—	—

Operating income	2,593	1,922	756	733	428	289	74	324	7,119

Other external expenses	(1,144)	(551)	(280)	(180)	(155)	(111)	2	(809)	(3,228)
Net intersegment expenses	(295)	(124)	(122)	(54)	(24)	(31)	(2)	652	—

Operating expenses	(1,439)	(675)	(402)	(234)	(179)	(142)	—	(157)	(3,228)

Profit before debt provision and income tax	1,154	1,247	354	499	249	147	74	167	3,891
Doubtful debt provision	(169)	(165)	(37)	(55)	(63)	(19)	—	(106)	(614)
Income tax and outside equity interests	(292)	(280)	(106)	(133)	(57)	(28)	8	(41)	(929)

Net profit after income tax	693	802	211	311	129	100	82	20	2,348

Total external assets	79,829	56,977	14,379	15,993	13,460	2,027	1,736	11,190	195,591

Total external liabilities	35,660	48,005	12,016	19,508	10,795	4,524	403	50,893	181,804

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)                    Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

85

7:  CAPITAL MANAGEMENT

The Group’s total capital adequacy ratio has decreased to 10.4% (2003: 11.1%). The Tier 1 ratio reduced to 6.9% (2003: 7.7%) and the Tier 2 ratio has remained at 4.0%.

Our principal focus going forward is Adjusted Common Equity, defined as Tier 1 capital, less preference shares at current exchange rates and deductions from total capital, (including investment in funds management subsidiaries and ING Australia). Adjusted Common Equity reduced to 5.1% of risk weighted assets (2003: 5.7%) reflecting the lower risk profile of the Group.

8:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2004	2003	2002
	$m	$m	$m
Net profit attributable to share holders of the Company	2,815	2,348	2,322
Expenses attributable to:
• Options issued to Group Heads (1)	(8)	(8)	(7)
• Options issued to general management (1)	(23)	(24)	(19)
• Shares issued under $1,000 employee share plan	(22)	(18)	(18)

Total	2,762	2,298	2,278

(1)          Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046.  Value of options are amortised on a straight-line basis over the vesting period

9: EVENTS SINCE THE END OF THE FINANCIAL YEAR

ANZ Trustees merger with Equity Trustees Limited

On 12 October 2004, the Company announced it had signed a heads of agreement with Equity Trustees Limited, to merge the Group’s trustee business with Equity Trustees Limited.  The merged business will create Australia’s third largest trustee company and the leading manager of charitable foundations.

In consideration, the Company will become the major shareholder in Equity Trustees Limited with a 37.5% share of the expanded issued capital, and receive $3 million in cash.

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders.  The Company will equity account for its investment in Equity Trustees Limited and recognise a small profit from the transfer of the Group’s trustee business.

The financial effect of this merger has not been recognised in these financial statements.

Share buyback

On 26 October 2004, the Company announced the intention to undertake an on-market share buyback of at least $350 million. The buyback is contingent on regulatory approval for a new offshore hybrid equity transaction.

The financial effect of this buyback has not been reflected in these financial statements.

Sale of London-headquartered project finance activities

On 26 October 2004, the Company announced entry into a Memorandum of Understanding for the sale, subject to due diligence and other standard conditions, of the majority of its London-headquartered project finance activities to Standard Chartered Bank.  The amount of the loans and commitments is approximately $2 billion.  The premium from the sale above book value is not expected to be significant.

The financial effect of this sale has not been reflected in these financial statements.

86

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying Concise Financial Report of the Consolidated Group for the year ended 30 September 2004 complies with Accounting Standard AASB 1039 ‘Concise Financial Report’s.

In our report on the Group’s 2004 Financial Report we declared that:

a)  the financial statements and notes comply with the Corporations Act 2001, including:

i)  complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements;

ii)  giving a true and fair view of the financial position of the Company and of the consolidated entity and of their performance as represented by the results of their operations and their cash flows; and

iii)  that the directors have been given the declaration under section 295A of the Corporations Act 2001.

b)  in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

4 November 2004

87

AUDITORS’ REPORT

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

SCOPE

We have audited the Concise Financial Report of Australia and New Zealand Banking Group Limited (“the Company”) and its controlled entities for the financial year ended 30 September 2004, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 9 as set out on pages 79 to 86, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 12 to 19 in order to express an opinion on it to the members of the Company. The Company’s directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement.

We have also performed an independent audit of the full financial report of Australia and New Zealand Banking Group Limited and its controlled entities included in the annual financial report for the year ended 30 September 2004. Our audit report on the full financial report was signed on 4 November 2004, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2004 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.

/s/ KPMG
KPMG

/s/ Chris Hall
Chris Hall
Partner

Melbourne
4 November 2004

COPY OF THE AUDITOR’S INDEPENDENCE DECLARATION

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

I declare that, to the best of my knowledge and belief, during the financial year ended 30 September 2004 there have been:

• no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

• no contraventions of the applicable Australian code of professional conduct in relation to the audit.

/s/ Chris Hall
Chris Hall
Partner

Melbourne
4 November 2004

88

SHAREHOLDER INFORMATION

FINANCIAL HIGHLIGHTS IN KEY CURRENCIES

Millions	2004 AUD		2004 USD(1)		2004 GBP(1)		2004 NZD(1)
Financial Performance
Operating income	8,645		6,279		3,505		9,729
Operating expenses	(4,026)		(2,924)		(1,632)		(4,531)

Profit before debt provision and income tax	4,619		3,355		1,873		5,198
Provision for doubtful debts	(632)		(459)		(256)		(711)

Profit before income tax	3,987		2,896		1,617		4,487
Income tax expense	(1,168)		(848)		(474)		(1,314)
Net profit attributable to outside equity interests	(4)		(3)		(2)		(5)

Profit after income tax	2,815		2,045		1,141		3,168
Financial Position
Assets	259,345		185,821		103,297		277,499
Liabilities	241,420		172,977		96,158		258,319
Shareholders’ equity (2)	17,925		12,844		7,139		19,180
Ratios – per ordinary share
Earnings per share – basic	153.1	c	111.2	c	62.1	p	172.3	c
Dividends per share – declared rate	101	c	73	c	41	p	114	c
Net tangible assets per share	$7.51		$5.38		£2.99		$8.04

(1)  USD, GBP and NZD amounts – items relating to financial performance converted at average rates for financial year 30 September 2004 and items relating to financial position at closing rates at 30 September 2004

(2)  Includes outside equity interests

EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2004		2003		2002
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3983	0.4054	0.4070	0.3822	0.3477	0.3621
United States dollar	0.7165	0.7263	0.6795	0.6124	0.5441	0.5323
New Zealand dollar	1.0700	1.1254	1.1431	1.1139	1.1585	1.2001

89

ORDINARY SHARES

At 13 October 2004 the twenty largest holders of ordinary shares held 1,091,080,872 ordinary shares, equal to 60% of the total issued ordinary capital.

Name	Number of shares	%
National Nominees Ltd	241,352,476	13.27
Chase Manhattan Nominees Ltd	241,084,758	13.26
Westpac Custodian Nominees Ltd	230,985,111	12.70
Citicorp Nominees Pty Ltd	90,412,119	4.97
RBC Global Services Australia Nominees Pty Ltd	58,764,704	3.23
ANZ Nominees Ltd	50,221,700	2.76
Cogent Nominees Pty Ltd	40,639,319	2.23
Queensland Investment Corporation	28,235,896	1.55
AMP Life Ltd	23,427,620	1.29
HKBA Nominees Ltd	19,015,397	1.05
PSS Board	11,223,610	0.62
IAG Nominees Pty Ltd	8,702,901	0.48
ANZEST Pty Ltd (Deferred Share Plan A/C)	8,662,230	0.48
Government Superannuation Office	7,912,760	0.44
Victorian Workcover Authority	5,641,887	0.31
Australia Foundation Investment Company Ltd	5,470,797	0.30
IOOF Investment Management Ltd	5,406,169	0.30
Westpac Financial Services Ltd	4,806,257	0.26
ANZEST Pty Ltd (ESAP Share Plan A/C)	4,760,819	0.26
Transport Accident Commission	4,354,342	0.24

Total	1,091,080,872	60.00

Distribution of shareholdings

At 13 October 2004 Range	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000 shares	132,171	52.43	57,824,343	3.18
1,001 to 5,000 shares	94,925	37.66	208,426,821	11.46
5,001 to 10,000 shares	14,952	5.93	103,987,888	5.72
10,001 to 100,000 shares	9,606	3.81	201,713,846	11.09
Over 100,001 shares	418	0.17	1,246,461,935	68.55

Total	252,072	100.00	1,818,414,833	100.00

At 13 October 2004:

•                  there were no entries in the Register of Substantial Shareholdings;

•                  the average size of holdings of ordinary shares was 7,214 (2003: 6,713) shares; and

•                  there were 5,137 holdings (2003: 3,857 holdings) of less than a marketable parcel (less than $500 in value or 26 shares based on a market price of $19.66), which is less than 2.04% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

i)  on show of hands, 1 vote for each shareholder; and

ii)  on a poll, 1 vote for each fully paid ordinary share.

90

PREFERENCE SHARES - ANZ STAPLED EXCHANGEABLE PREFERRED SECURITIES (ANZ STEPS)

At 13 October 2004, the twenty largest holders of ANZ StEPS held 5,011,961 securities, equal to 50.12% of the total issued securities.

Name	Number of shares	%
ANZ Nominees Ltd	1,010,559	10.10
Chase Manhattan Nominees Ltd	963,814	9.64
IOOF Investment Management Ltd	492,000	4.92
RBC Global Services Australia Nominees Pty Ltd	402,887	4.03
Potter Warburg Nominees Pty Ltd	300,470	3.00
National Nominees Ltd	269,515	2.70
Permanent Trustee Australia Ltd	264,146	2.64
Citicorp Nominees Pty Ltd	190,010	1.90
Westpac Custodian Nominees Ltd	161,918	1.62
UBS Nominees Pty Ltd	160,000	1.60
UCA Cash Management Fund Ltd	152,500	1.53
Brispot Nominees Pty Ltd	98,462	0.98
Austrust Ltd	95,318	0.95
The Australian National University	85,000	0.85
ANZ Executors and Trustee Company Ltd	75,975	0.76
Elise Nominees Pty Ltd	64,744	0.65
UOB Kay Hian Pte Ltd	64,500	0.65
Gordon Merchant No 2 Pty Ltd	59,000	0.59
Transport Accident Commission	52,263	0.52
Questor Financial Services	48,880	0.49

Total	5,011,961	50.12

Distribution of ANZ StEPS holdings

At 13 October 2004 Range	Number of holders	% of holders	Number of securities	% of securities
1 to 1,000 securities	10,264	93.92	2,516,362	25.17
1,001 to 5,000 securities	549	5.02	1,346,145	13.46
5,001 to 10,000 securities	56	0.51	456,233	4.56
10,001 to 100,000 securities	49	0.45	1,676,194	16.76
Over 100,001 securities	11	0.10	4,005,066	40.05

Total	10,929	100.00	10,000,000	100.00

At 13 October 2004: There are 2 holders of less than a marketable parcel (less than $500 in value or 5 units) (2003: nil)

Voting rights of ANZ StEPS

A preference share does not entitle its holder to vote at any general meeting of ANZ except in the following circumstances:

a)  on a proposal:

(i)  to reduce the share capital of ANZ;

(ii)  that affects rights attached to the preference shares;

(iii)  to wind up ANZ; or

(iv)  for the disposal of the whole of the property, business and undertaking of ANZ;

b)  on a resolution to approve the terms of a buy-back agreement;

c)  during a period in which a dividend which has been declared as payable on a dividend payment date has not been paid in full; or

d)  during the winding-up of ANZ.

If a poll is conducted on a resolution on which a holder is entitled to vote, the holder has one vote for each preference share held.

EMPLOYEE SHAREHOLDER INFORMATION

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors.

At 30 September 2004 participants held 2.62% (2003: 2.76%) of the issued shares and options of ANZ under the following incentive plans:

•  ANZ Employee Share Acquisition Plan;

•  ANZ Employee Share Save Scheme;

•  ANZ Share Option Plan; and

•  ANZ Directors’ Share Plan.

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GLOSSARY OF FINANCIAL TERMS

ADJUSTED COMMON EQUITY (ACE) - Tier one capital less preference shares at current rates and deductions from regulatory capital.

ARREARS - a contractually due and payable sum which remains overdue/unpaid.

ASSETS - resources controlled by the company. Assets can be in the form of money, such as cash or amounts owed; they can be fixed assets such as property or equipment; or they can be intangibles such as a company’s goodwill, trademarks and patents. For accounting purposes, assets are future economic benefits which are controlled by the entity and result from past transactions or events. For banks, loans are assets.

BONDS AND NOTES - the Group’s liability for long-term financing issued in wholesale markets.

CAPITAL ADEQUACY RATIO - a measure that compares our regulatory capital with our risk-weighted assets.

CASH EARNINGS PER SHARE - earnings per share excluding significant items and goodwill amoritisation.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - a financial statement that reports a company’s assets or resources and the claims against them - including liabilities or obligations of a business and shareholders equity.

COST TO INCOME RATIO (CTI) - a business efficiency measure. It’s the ratio of our expenses (excluding goodwill amortisation) to our income.

CREDIT RATING - a measurement of the credit worthiness of a business. AAA is the top credit rating accorded by ratings agencies such as Moody’s Investors Service and Standard & Poor’s. The better our credit rating, the cheaper we can borrow money from capital markets. ANZ’s long-term credit rating is AA-.

CREDIT RISK - the potential for loss arising from the failure of a customer or counterparty to meet its contractual obligations.

CUSTOMER LIABILITY FOR ACCEPTANCES - the amounts owed to the Group from customers for acceptances, a form of lending.

DEFERRED TAX ASSETS - the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules.

DEPOSITS AND OTHER BORROWINGS - ANZ’s largest liability, this represents ANZ’s obligations to our depositors.

DIVIDEND (INTERIM) - the amount of the company’s after-tax earnings declared and paid to shareholders at the half-year results. It is usually expressed as a number of cents per share, or as dividend per share.

DIVIDEND PER SHARE (DPS) - the amount of the Company’s after tax earnings declared and paid to ordinary shareholders. It is usually expressed as a number of cents per share, or as a dividend per share.

DUE FROM OTHER FINANCIAL INSTITUTIONS - the monies owed to ANZ by other banks and financial institutions.

EARNINGS PER SHARE (EPS) - the amount, in dollars, of earnings divided by the number of shares. For example, if the earnings are $2 million and 1 million shares are outstanding, the earnings per share would be $2.00 ($2 million 1 million shares = $2.00). The earnings figure is based on profit after tax, with some accounting adjustments.

ECONOMIC LOSS PROVISIONING (ELP) (OR PROVISION FOR DOUBTFUL DEBTS) - each month the Group recognises an expense for credit losses based on the expected long-term loss ratio for each part of the loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•      the history of credit loss for each type and risk grade of lending; and

•      the size, composition and risk profile of the current loan portfolio.

ECONOMIC VALUE ADDED (EVA™) - a measure of risk-adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.

EQUITY - the residual interest in the assets of a company after deducting all liabilities. As a publicly listed company, our shareholders own these net assets. This is called shareholders’ equity.

EQUITY STANDARDISATION - EVA™ principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against Business Units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

FRANKED DIVIDENDS - dividends paid by the company out of profits on which the company has already paid Australian tax.

FULL TIME EQUIVALENT (FTE) - our total staff numbers based on the working week. For example, two part-time staff in Australia each working 20-hours a week would be defined as one FTE as their hours add up to 40-hours a week.

GOODWILL - the remaining amount, after amortisation, of the historic excess over net asset value paid by ANZ for the acquisition of other companies.

IMPAIRED ASSETS - loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

INCOME TAX LIABILITIES - the amounts payable in respect of income tax.

INTEREST MARGIN - a measure which tells us how much interest we have generated by lending money after accounting for our costs of borrowing that money, either from customers or financial markets. The interest margin is calculated by dividing net interest by average interest-earning assets. This is expressed as a percentage.

INVESTMENT SECURITIES - the investments in securities that ANZ intends to hold to maturity.

LIABILITY - a company’s obligations to a lender, supplier of goods and services, a tax authority and others. For accounting purposes, liabilities are future sacrifices of economic benefits that an entity is obliged to make as a result of past transactions or events. For ANZ, liabilities are largely money we have borrowed to fund our lending activities.

LIABILITY FOR ACCEPTANCES - the amount owed to customers who have purchased customer acceptances from the Group.

LOAN CAPITAL - the long-term funding that would rank behind other creditors, and ahead of only shareholders in the event of a winding up.

LIQUID ASSETS - the cash or cash equivalents held by ANZ.

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MARKET CAPITALISATION OF ORDINARY SHARES - the stock market’s assessment of a company’s value, calculated by multiplying the number of shares on issue by the current share price.

MARKET RISK - the potential loss the Group may incur from changes to interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other finacial contracts, including derivatives. It also includes the risk that the Group will incur due to increased interest expenses arising from funding requirements during periods of poor market liquidity.

NET LOANS AND ADVANCES - ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less an allowance for doubtful loan recoveries.

NET PROFIT AFTER TAX (NPAT) - a company’s net profit after all taxes, expenses and bad debt provisions have been deducted from the operating income.

NET SPECIFIC PROVISION - the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

NON-ACCRUAL LOANS - loans where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

NON-INTEREST INCOME - includes fees, profits on capital markets trading, foreign exchange earning and any other revenue that is not interest income.

NUMBERS SHOWN IN BRACKETS ( ) - the brackets are there to indicate a negative figure, instead of using a minus symbol.

OPERATING REVENUE - the income ANZ generates from its activities. This includes net interest, fee income and earnings from capital markets and foreign exchange dealings.

OPERATIONAL RISK - the direct or indirect loss resulting from inadequate or failed internal processes, systems or from external events.

ORDINARY AND PREFERENCE SHARE CAPITAL - the amounts received when shares were orginally subscribed for.

ORGANIC GROWTH - where we have grown assets or liabilities through growth in our existing businesses rather than through acquisition of another company.

OTHER ASSETS - includes assets that do not fit into the categories listed here including the increase in market value of amounts receivable from derivatives (refer also to ‘Payables and other liabilities’) and interest accrued and not yet received.

PAYABLES AND OTHER LIABILITIES - includes various operating creditors, accrued interest payable and market value of amounts payable on derivatives held by the Group.

PREMISES AND EQUIPMENT - the value of all the land, buildings, furniture, equipment, etc. which are owned by the Group.

PROFIT PER (FTE) - this productivity measure that shows, on average, how much profit is earned by each staff member.

PROVISIONS - the Group’s accrued obligations for long service, annual leave and other obligations, which although known, are not yet payable.

REGULATORY DEPOSITS - the cash ANZ has deposited at central banks to meet regulatory requirements.

RESERVES - retained profits plus surpluses or deficits arising from, for example, revaluations of properties, foreign exchange gains or losses on offshore operations.

RETAINED PROFITS - the amount of profits retained by the Group.

RETURN ON EQUITY (ROE) - a calculation which shows the return the company has made on the money shareholders have invested in ANZ. It is expressed as a percentage.

RISK-WEIGHTED ASSETS - the Group’s assets adjusted for the risk of the counterparty. The relative risk weight for each counterparty is determined by the Bank for International Settlements. For example, a mortgage with a LVR (loan to valuation ratio) below 80 per cent carries a risk weighting of just 50 per cent.

SHARES IN ASSOCIATES - ANZ’s investment in companies where the interest is large enough to provide influence rather than control over the company.

SERVICE TRANSFER PRICING - is used to allocate services that are provided by central areas of the company to each of its business units.

SIGNIFICANT ITEMS - events which are “one-off” and not expected to be repeated. These are described in detail within the results. Special notations are made for any calculations which either include or exclude these transactions.

SPECIFIC PROVISIONING - the Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties. When it is identified that full repayment of a loan on our book is unlikely, we will create a specific provision for that loan.

TIER ONE CAPITAL - the highest quality capital from a prudential perspective. It consists of paid-up ordinary shares, general reserves, retained earnings, and certain preference shares less specified deductions.

TIER TWO CAPITAL - includes general provisions for doubtful debts (subject to a limit), asset revaluation reserves, mandatory convertible notes and similiar capital instruments.

TRADING SECURITIES - the securities held by ANZ that are regularly bought and sold as part of its normal trading activities.

93

NEW ZEALAND STOCK EXCHANGE DISCLOSURE

The following statement is included as required under New Zealand Stock Exchange (NZX) Listing Rules which requires ANZ, as an “Overseas Listed Issuer”, to include a statement of the material differences between Australian Stock Exchange (ASX) corporate governance rules and principles and those applicable under the NZX Corporate Governance Best Practice Code (NZX Code). Irrespective of any differences, ANZ complies with all applicable governance principles and requirements both in Australia and New Zealand.

The ASX corporate governance rules and principles specifically address corporate governance matters in relation to risk management, internal controls and stakeholder interests which are not specifically addressed in the NZX Code. The ASX principles and rules also provide greater emphasis on the need for issuers to disclose internal corporate governance policies and procedures to shareholders (including for example disclosure of insider trading policies, performance measurement procedures and remuneration policies).

The ASX corporate governance principles and rules require ANZ to comply or explain any non-compliance, while some of the NZX governance requirements are mandatory under the NZX Listing Rules. For example, the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations suggest that a majority of directors be independent. The NZX Listing Rules require that at least two directors be independent (or if there are 8 or more directors, at least 3 or one third be independent).

In New Zealand, governance rules concerning the independence of auditors are covered in the NZX Code. In Australia, they are covered more extensively in the Corporations Act 2001 and the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

There are also some differences in other aspects of corporate regulation generally in Australia and New Zealand. For example:

• ASX Listing Rules do not require shareholder approval of major transactions to the same extent required by NZX Listing Rules.

• The ASX related party transaction provisions require shareholder approval only for related party acquisitions or dispositions of assets exceeding 5% of shareholders equity. Whereas the NZX related party transaction provisions require shareholder approval for related party acquisitions, dispositions and other transactions exceeding 5% of the issuer’s average market capitalisation, and for an additional category of service arrangements where the threshold is an annual gross cost of 0.5% of the issuer’s average market capitalisation.

• Restrictions on buybacks and financial assistance covered by the NZX Listing Rules are not addressed in the ASX Listing Rules, but are covered in Australia’s Corporations Act.

Details on ANZ’s corporate governance are set out on pages 44-53.

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96

INFORMATION FOR SHAREHOLDERS

DIVIDENDS

The final dividend of 54 cents per share, fully franked, will be paid on 17 December 2004. A Dividend Reinvestment Plan (DRP) and Bonus Option Plan (BOP) are available to shareholders. The plans are detailed in a plan booklet called ‘Shareholder Alternatives’, copies of which are available from the ANZ Share Registry at the addresses shown in the right hand column under the Share Registry heading.

ANZ has reviewed the way that it pays its dividends to reduce costs, minimise the potential for fraud and enhance convenience for shareholders. Dividend payments to all shareholders in Australia, New Zealand and the UK (other than to those who have elected to participate fully in either the DRP or the BOP), are only made by direct credit to a nominated bank account.

STOCK EXCHANGE LISTINGS

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.

The Group’s other stock exchange listings include:

• Australian Stock Exchange - ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) [ANZ Holdings (New Zealand) Limited and Australia and New Zealand Banking Group Limited]; senior and subordinated debt [Australia and New Zealand Banking Group Limited];

• London Stock Exchange - Senior and subordinated debt securities issued off the Euro Medium Term Note program [Australia and New Zealand Banking Group Limited, ANZ National Bank Limited, and ANZ National (Int’l) Limited];

• Luxembourg Stock Exchange - Senior debt [ANZ National Bank Limited], and senior and subordinated debt [Australia and New Zealand Banking Group Limited];

• New York Stock Exchange - American Depository Receipts [Australia and New Zealand Banking Group Limited];

• New Zealand Stock Exchange - Senior and subordinated debt [ANZ National Bank Limited];

• Singapore Stock Exchange - The Euro Medium Term Note program [ANZ National Bank Limited and ANZ National (Int’l) Limited]. The Euro Medium Term Note program was delisted from the Singapore Stock Exchange in October 2004; and

• Swiss Stock Exchange - Senior debt [Australia and New Zealand Banking Group Limited].

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York sponsors an American Depositary Receipt (ADR) program in the United States of America and ADRs are listed on the New York Stock Exchange. ADR holders should deal directly with the Bank of New York, New York, telephone 1-888-269-2377 (toll free for domestic callers), 1-610-382-7836 (for international callers) or by email to shareowners@bankofny.com on all matters relating to their ADR holdings.

2004 FINANCIAL REPORT

A copy of the Group’s 2004 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99, Overseas +613 9415 4014), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

REMOVAL FROM MAILING LIST

Shareholders who do not wish to receive a copy of the Annual Report must advise the Share Registry.

ANZ is proud to be a foundation member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. Register your email address at www.eTree.com.au/anz and in return ANZ will donate $2 to Landcare Australia to support reforestation projects in your home state or territory.

CHANGE OF ADDRESS

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, registered details, name and company as applicable. If you have purchased your shares through a broker you will need to inform your broker of the change.

CREDIT RATINGS

SHORT TERM

Moody’s Investors Service	P-1
Standard & Poor’s Rating Group	A1+

LONG TERM

Moody’s Investors Service	Aa3
(outlook stable)
Standard & Poor’s Rating Group	AA-
(outlook stable)

HANDY CONTACTS

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

INVESTOR RELATIONS

Level 22

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

SHARE REGISTRY

AUSTRALIA

GPO Box 2975

Melbourne VIC 8060

Australia

Telephone 1800 11 33 99 / +613 9415 4010

Facsimile +613 9413 2500

anzshareregistry@computershare.com.au

NEW ZEALAND

Private Bag 92119

Auckland 1020

New Zealand

Telephone 0800 174 007

Facsimile +649 488 8787

UNITED KINGDOM

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

IMPORTANT DATES FOR SHAREHOLDERS

DATE	EVENT
26 October 2004	Annual Result Announced
17 December 2004	Annual General Meeting [Melbourne]
17 December 2004	Final Dividend Payment
26 April 2005*	Interim Results Announced
1 July 2005*	Interim Dividend Payment
25 October 2005*	Annual Results Announced
16 December 2005*	Annual General Meeting [Adelaide]
16 December 2005*	Final Dividend Payment

* tentative dates

97

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED
ABN 11 005 357 522
www.anz.com

98

2004 ANZ FINANCIAL REPORT

2004

	GROWTH	PERFORMANCE	SUSTAINABILITY

FINANCIAL REPORT

99

FINANCIAL REPORT

CONTENTS
Directors’ Report
Remuneration Report
Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customers’ Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Life Insurance
41	Segment Analysis
42	Notes to the Statements of Cash Flows
43	Controlled Entities
44	Associates
45	Interests in Joint Venture Entities
46	Fiduciary Activities
47	Commitments
48	Contingent Liabilities, Contingent Asset and Credit Related Commitments
49	Superannuation Commitments
50	Employee Share and Option Plans
51	Directors and Specified Executives Remuneration and Share Option Disclosures
52	Directors and Specified Executives - Related Party Transactions
53	Directors of Controlled Entities of the Company - Related Party Transactions
54	Transactions with Associates and Joint Venture Entities - Related Party Disclosures
55	US GAAP Reconciliation
56	Exchange Rates
57	International Financial Reporting Standards
58	Events Since the End of the Financial Year

Directors’ Declaration
Auditors’ Report
Critical Accounting Policies
Risk Management
Financial Information

1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

DIRECTORS’ REPORT

The directors present their report together with the Financial Report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2004 and the Auditors’ Report thereon. The information is provided in conformity with the Corporations Act 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and through its joint venture ING Australia Limited (INGA) and ANZ National Bank Limited, life insurance and wealth management.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2004, the Group had 1,190 points of representation.

RESULT

• Profit - Consolidated net profit after income tax attributable to shareholders of the Company was $2,815 million, an increase of 20% over the prior year.

• Net loans and advances increased by 37% from $149,465 million to $204,962 million, primarily due to the acquisition of National Bank of New Zealand (NBNZ) and growth in mortgage lending and commercial lending in Australia.

• Deposits and other borrowings increased by 35% from $124,494 million to $168,557 million primarily due to the acquisition of NBNZ and to fund asset growth.

• The provision for doubtful debts has been determined using economic loss provisioning (ELP) and is based on the Group’s risk management models. The ELP charge increased 3% from $614 million to $632 million, including $62 million relating to NBNZ.  The current charge reflects a decrease in the ELP rate over the year in line with the Group’s improving risk profile.  This is as a result of growth in low risk domestic assets (principally mortgages), the acquisition of NBNZ, the continued risk reduction strategy covering the overseas portfolio and high risk assets, and a lower Corporate Centre charge reflecting lower unexpected offshore losses.  ANZ’s ELP models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events. The balance is at an appropriate level.

• Net specific provisions were $443 million, down $84 million from the prior year.  Gross non-accrual loans decreased to $829 million, down from $1,007 million, or 0.4%, down from 0.7%, of net loans and advances. The reductions reflect the strategy to reduce risk in overseas portfolios (not including New Zealand).

Further details are contained in the Chief Financial Officer’s review on pages 12 to 19 of the 2004 Annual Report.

STATE OF AFFAIRS

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

• Acquisition of the National Bank of New Zealand (NBNZ) - On 24 October 2003, the Company announced it had entered into an agreement to acquire NBNZ and the acquisition was completed on 1 December 2003.  On 26 June 2004, NBNZ was amalgamated with ANZ Banking Group (New Zealand) Limited to create ANZ National Bank Limited.

• Funding of NBNZ acquisition -

• Renounceable Rights Issue - In November/ December 2003, the Company issued 276,847,766 ordinary shares by way of a 2 for 11 “Renounceable Rights Issue” at $13 per share in the Company, raising $3,562 million (net of issue costs).

• US Stapled Trust Security Issue - On 27 November 2003, the Company raised USD1.1 billion via the issue of non-cumulative stapled trust securities, to support the capital and funding base of the Group.

• Trust Securities Issues (TrUEPrS) - On 12 December 2003, the Company bought back its 124,032,000 TrUEPrS that were issued at USD6.25 per share in 1998. Further details are included on page 63 of this 2004 Financial Report.

• Reduction of Risk - The Company has been actively reducing the overall risk profile of the Group.  Net specific provisions of $443 million were down 16% compared to the prior year. This was below the amount accrued for doubtful debts in the Statement of Financial Performance of $632 million.

Further review of matters affecting the Group’s state of affairs is also contained in the 2004 Annual Report under the Chairman’s Report on pages 8 to 9, the Chief Executive Officer’s Report on pages 10 to 11 and the Chief Financial Officer’s Review on pages 12 to 19.

DIVIDENDS

The directors propose that a final fully franked dividend of 54 cents per fully paid ordinary share be declared on 15 November 2004 and be paid on 17 December 2004. The proposed payment amounts to approximately $983 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options	Date of payment
		$m
Final 2003	51	777	19 December 2003

Interim 2004	47	850	1 July 2004

REVIEW OF OPERATIONS

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report, and the Chief Financial Officer’s Review and Business Performance on pages 8 to 9, 10 to 11, 12 to 19 and 34 to 37 respectively of the 2004 Annual Report.

EVENTS SINCE THE END OF THE FINANCIAL YEAR

• Merger of ANZ’s trustee business announced with Equity Trustees Limited (announced 12 October 2004);

• On-market share buyback of at least $350 million pending regulatory approval for a new offshore hybrid equity transaction (announced 26 October 2004); and

• Sale of London-headquartered project finance activities (announced 26 October 2004).

Other than the items above (these are further described in note 9 of the Concise Report to the 2004 Annual Report on page 86 and note 58 of this Financial Report), no matter or circumstance has arisen between 30 September 2004 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

FUTURE DEVELOPMENTS

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report contained in the 2004 Annual Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

ENVIRONMENTAL REGULATION

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land.  ANZ has developed policies to appropriately manage such environmental risks.  ANZ has not incurred any environmental liabilities during the year. Further information on ANZ’s environmental framework and practices can be found in the 2004 Annual Report on pages 38 to 39 and on anz.com.

DIRECTORS’ QUALIFICATIONS AND EXPERIENCE

From 1 October 2003 to 31 January 2004, the Board was comprised of seven non-executive directors. Three new non-executive director appointments were made in 2004: Dr Greg Clark on 1 February 2004; and Mr David Meiklejohn and Mr John Morschel on 1 October 2004. These new appointees will be retiring and seeking election at the 2004 Annual General Meeting. Information about these directors is included in the Notice of Annual General Meeting.

At the date of this report, the Board comprises ten non-executive directors who have a diversity of business and community experience and one executive director, the Chief Executive Officer, who has extensive banking experience. The names of directors and details of their qualifications and experience are contained on pages 42, 43 and 47 of the 2004 Annual Report and on anz.com.

Special responsibilities and attendance at meetings by directors, are shown on page 51 of the 2004 Annual Report.

For those directors in office at 30 September 2004, details of the directorships of other listed companies held by each director in the 3 years prior to the end of the 2004 financial year are listed in the 2004 Annual Report on pages 42 and 43.

COMPANY SECRETARIES’ QUALIFICATIONS AND EXPERIENCE

Currently there are three people appointed as Company Secretary of the Company.

Details of their roles are contained on page 51 of the 2004 Annual Report. Their qualifications are as follows:

• Tim L’Estrange, LLB, BCom, ANZ Group General Counsel and Company Secretary

Mr L’Estrange has a long-standing legal career spanning 25 years. He has significant experience in corporate law. Mr L’Estrange joined ANZ in 2003. Prior to ANZ, he worked closely with Boards and senior management of major corporations, banks and financial institutions. Mr L’Estrange was the National Executive Partner, Litigation and Dispute Resolution of Allens Arthur Robinson and a member of the Board of Management of that firm. He was also Managing Partner of Allen Allen & Hemsley.

• Peter Marriott, BEc (Hons), ANZ Chief Financial Officer.

Mr Marriott has been involved in the finance industry for more than 20 years. Mr Marriott joined ANZ in 1993. Prior to his career at ANZ, Mr Marriott was a Partner in the Melbourne office of the then KPMG Peat Marwick. He is a Fellow of a number of professional organisations including the Institute of Chartered Accountants in Australia and the Australian Institute of Banking and Finance. He is also a Member of the Australian Institute of Company Directors.

• John Priestley, BEc, LLB, ANZ Deputy General Counsel and Company Secretary.

Mr Priestley, a qualified lawyer, joined ANZ in 2004.  Prior to ANZ, he had a long career with the Mayne Group as Company Secretary and Group General Manager, Corporate Services responsible for the legal, company secretarial, compliance and insurance functions.

NON-AUDIT SERVICES

The Company’s Relationship with External Auditor Policy states that the external auditor may not provide services that are perceived to be in conflict with the role of the auditor.  These include consulting advice and sub-contracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work.

Specifically the policy:

• Limits the non-audit services that may be provided;

• Requires that audit and permitted non-audit services must be pre-approved by the Audit Committee, or pre-approved by the Chairman of the Audit Committee and notified to the Audit Committee; and

• Requires the external auditor to not commence an audit engagement for the Group, until the Group has confirmed that the engagement has been pre-approved.

The Audit Committee has reviewed a summary of non-audit services provided by the external auditor for 2004, and has confirmed that the provision of non-audit services for 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  This has been formally advised to the Board of Directors.

The external auditor has confirmed to the Audit Committee that they have complied with the Company’s Relationship with External Auditor Policy on the provision of non-audit services by the external auditor for 2004.

The non-audit services supplied by the Group’s external auditor, KPMG, and the amount paid or payable by type of non-audit service during the year to 30 September 2004 are as follows:

Non-audit service	Amount paid/payable
$’000
Co-sourced internal audit services(1)	1,260
Tax compliance and related services	628
Controls and process reviews	249
Review of the non-cumulative US Stapled Trust Securities issue	219
NBNZ due diligence oversight	420
Sarbanes-Oxley and International Financial Reporting Standard matters	335
Accounting advice	170
Securitisation review	128
Review of capital raising circulars	73
Other	157
Total	3,639

(1)          The work performed by KPMG was independent of the external audit team and management

The directors are satisfied that the provision of non-audit services by the external auditor during the year to 30 September 2004 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR’S INDEPENDENCE DECLARATION

The Company’s lead auditor has provided a written declaration under Section 307C of the Corporations Act 2001 that to the best of his knowledge and belief, there have been no contraventions of:

• the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

• the applicable Australian code of professional conduct in relation to the audit.

A copy of this declaration is detailed on page 88 of the 2004 Annual Report. This declaration is incorporated in and forms part of the Directors’ Report.

DIRECTORS AND OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITOR

The following persons are currently officers of the Group and were partners of KPMG at a time when KPMG was the auditor of Australia and New Zealand Banking Group Limited:

• Ms Margaret Jackson, Non-executive Director (left KPMG in June 1992);

• Mr Peter Marriott, Chief Financial Officer (left KPMG in January 1993).

CEO/CFO DECLARATION

The Chief Executive Officer and the Chief Financial Officer have given a declaration to the Board concerning the Group’s financial statements under section 295A(2) of the Corporations Act 2001 and recommendations 4.1 and 7.2 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

DIRECTORS’ AND OFFICERS’ INDEMNITY

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

• a claim by the Company;

• a claim by a related body corporate;

• a lack of good faith;

• illegal or dishonest conduct; or

• non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and senior managers of the Company, and directors, secretaries and senior managers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION POLICY

Details of ANZ’s remuneration policy in respect of the directors and executive officers is detailed in the Remuneration Report on pages 54 to 71 of the 2004 Annual Report and pages 6 to 23 of this Financial Report. Details of the remuneration paid to each non-executive director, the Chief Executive Officer and other specified executives are detailed in the Remuneration Report. The Remuneration Report is incorporated in and forms part of this Directors’ Report.

DIRECTORS’ SHAREHOLDINGS

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Remuneration Report.

EXECUTIVE OFFICERS’ SHARE OPTIONS

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Remuneration Report and note 50 to this 2004 Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate. The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 (as amended) pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this Financial Report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

4 November 2004

REMUNERATION REPORT

CONTENTS

Section A. Remuneration Tables

Section B. Non-Executive Directors’ Remuneration

Section C. Remuneration Structure

Section D. Chief Executive Officer’s Remuneration

Section E. Specified Executives’ Contract Terms

Section F. Equity Instruments relating to Directors and Specified Executives

SECTION A. REMUNERATION TABLES

For the year ended 30 September 2004 details of the emoluments of the directors are set out below:

		PRIMARY(3)
		Cash salary/fees		Long service leave accrued during the year	Value of shares acquired in lieu of cash salary/fees(2)	Associated entity board fees (cash)
		$		$	$	$
Non-executive Directors(1)
CB Goode (Appointed director July 1991; appointed Chairman August 1995)	2004	91,000		n/a	338,000	—
Independent Non Executive Director, Chairman	2003	76,000		n/a	274,000	—

G Clark (Appointed February 2004)	2004	86,667		n/a	—	—
Independent Non Executive Director	2003	n/a		n/a	n/a	n/a

JC Dahlsen (Appointed May 1985)(7)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	110,000		n/a	—	—

RS Deane (Appointed September 1994)	2004	130,000		n/a	—	117,958	(9)
Independent Non Executive Director	2003	110,000		n/a	—	100,996

JK Ellis (Appointed October 1995)	2004	103,000		n/a	27,000	—
Independent Non Executive Director	2003	110,000		n/a	—	—

DM Gonski (Appointed February 2002)	2004	130,000		n/a	—	50,150
Independent Non Executive Director	2003	110,000		n/a	—	42,500

MA Jackson (Appointed March 1994)	2004	130,000		n/a	—	—
Independent Non Executive Director	2003	88,000		n/a	22,000	—

BW Scott (Appointed August 1985)(7)	2004	130,000		n/a	—	24,389
Independent Non Executive Director	2003	110,000		n/a	—	—

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	930,667		n/a	365,000	192,497
	2003	714,000		n/a	296,000	143,496

Executive Director

J McFarlane (Appointed October 1997)	2004	43	(8)	78,211	1,882,831	—
Chief Executive Officer	2003	702,565		23,431	709,685	—

TOTAL OF ALL DIRECTORS	2004	930,710		78,211	2,247,831	192,497
	2003	1,416,565		23,431	1,005,685	143,496

(1)          DE Meiklejohn and JP Morschel commenced as directorson 1 October 2004

(2)          Shares acquired through participation in Directors’ Share Plan (relates to CEO only in relation to cash bonus, as Non-Executive Directors do not participate in short-term incentive arrangements). Value reflects the price at which the shares were purchased on market (amortisation not applicable)

(3)          Non-monetary benefits for all directors are nil

(4)          Accrual relates to Directors’ Retirement Scheme.  If each non-executive director had ceased to be a director as at 30 September 2004, the following benefits would have been payable under the Directors’ Retirement Scheme: CB Goode - $1,069,255; G Clark- $33,008; JC Dahlsen - $402,365; RS Deane - $644,116; JK Ellis - $412,058; DM Gonski - $146,725; MA Jackson - $366,690; BW Scott- $389,125. The Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005

(5)          Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted.  In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed).  The fair value is determined at grant date and is allocated on a straight-line basis over the shortest possible vesting period.  The fair value is determined using a binomial option pricing model that is explained in section F8.  The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable

		PRIMARY(3)			POST EMPLOYMENT				EQUITY(5)
		Committee fees (cash)	Value of shares acquired in lieu of cash bonus(2)	Primary total	Super contributions		Retirement benefit accrued during the year(4)		Total amortisation of LTI options		OTHER(6)		Total
		$	$	$	$		$		$		$		$
Non-executive Directors(1)
CB Goode (Appointed director July 1991; appointed Chairman August 1995)	2004	—	n/a	429,000	11,297		99,586		n/a		—		539,883
Independent Non Executive Director, Chairman	2003	—	n/a	350,000	10,520		16,996		n/a		—		377,516

G Clark (Appointed February 2004)	2004	10,834	n/a	97,501	7,597		33,008		n/a		—		138,106
Independent Non Executive Director	2003	n/a	n/a	n/a	n/a		n/a		n/a		n/a		n/a

JC Dahlsen (Appointed May 1985)(7)	2004	65,050	n/a	195,050	11,296		74,356		n/a		—		280,702
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		22,430		n/a		—		167,950

RS Deane (Appointed September 1994)	2004	19,500	n/a	267,458	10,321		70,998		n/a		—		348,777
Independent Non Executive Director	2003	—	n/a	210,996	9,900		17,151		n/a		—		238,047

JK Ellis (Appointed October 1995)	2004	52,250	n/a	182,250	11,297		65,780		n/a		—		259,327
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		23,384		n/a		—		168,904

DM Gonski (Appointed February 2002)	2004	16,050	n/a	196,200	11,297		67,227		n/a		—		274,724
Independent Non Executive Director	2003	—	n/a	152,500	10,520		49,078		n/a		—		212,098

MA Jackson (Appointed March 1994)	2004	42,250	n/a	172,250	10,899		56,352		n/a		—		239,501
Independent Non Executive Director	2003	—	n/a	110,000	9,900		(5,562	)(11)	n/a		—		114,338

BW Scott (Appointed August 1985)(7)	2004	30,750	n/a	185,139	11,297		64,839		n/a		—		261,275
Independent Non Executive Director	2003	25,000	n/a	135,000	10,520		15,950		n/a		—		161,470

TOTAL OF NON-EXECUTIVE DIRECTORS	2004	236,684	n/a	1,724,848	85,301		532,146		n/a		—		2,342,295
	2003	75,000	n/a	1,228,496	72,400		139,427		n/a		—		1,440,323

Executive Director

J McFarlane (Appointed October 1997)	2004	—	1,850,006	3,811,091	417,000	(10)	—		2,584,880	(12)	90,619	(13)	6,903,590
Chief Executive Officer	2003	—	982,121	2,417,802	87,750		—		2,538,759		—		5,044,311

TOTAL OF ALL DIRECTORS	2004	236,684	1,850,006	5,535,939	502,301		532,146		2,584,880		90,619		9,245,885
	2003	75,000	982,121	3,646,298	160,150		139,427		2,538,759		—		6,484,634

(6)          Amounts disclosed for remuneration of directors exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities.  The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists

(7)          JC Dahlsen and BW Scott will be retiring as directors on 3 February 2005 and 23 April 2005 respectively

(8)          J McFarlane elected to use almost all his cash salary and bonus to purchase on market deferred shares under the Directors’ Share Plan.

(9)          Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254 (1.1139 in 2003)

(10)    Includes $300,000 additional employer contribution, agreed as part of contract extension announced 26 October 2004 (refer to section D2)

(11)    In accordance with the ANZ Directors’ Retirement Scheme (explained in section B2), MA Jackson’s Retirement Benefit accrued during the year is shown as negative because the increase in the balance held in the ANZ Staff Super annotation Scheme (for the year ended 30 September 2003) exceeded the increase in other remuneration for the 3 preceeding years (ie from the 3-year period ended 30 September 2002 to the 3-year period ended September 2003)

(12)    Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was 37% in 2004 (50% in 2003)

(13)    Relates to reimbursement to J McFarlane for the additional tax liability on his UK Pension Plan holdings, arising as a result of Australian Foreign Investment Fund rules, and J McFarlane’s continuing Australian residency (in accordance with the contractual agreement detailed in section D2)

For the year ended 30 September 2004 details of the emoluments of the top seven executives (Specified Executives), other than the Chief Executive Officer, are set out below and include the five most highly remunerated executives in the Company and the Group (as required under the Corporations Act 2001) and the top executives in the Group by authority (as required by AASB1046):

		PRIMARY
		Cash salary/fees	Long service leave accrued during the year	Non monetary Benefits(1)
		$	$	$
Specified Executives
Sir J Anderson (appointed 1 December 2003)(7)	2004	672,792	—	—
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a

Dr RJ Edgar	2004	723,651	56,212	31,552
Chief Operating Officer	2003	583,500	2,399	31,144

E Funke Kupper(8)	2004	654,550	10,846	7,277
Group Managing Director Asia-Pacific	2003	654,850	10,865	6,869

BC Hartzer(9)	2004	543,062	15,694	57,091
Group Managing Director Personal Banking	2003	454,072	11,812	65,425

PJO Hawkins	2004	551,625	11,678	7,277
Group Managing Director Group Strategic Development	2003	593,432	11,646	6,869

PR Marriott	2004	728,451	29,098	7,277
Chief Financial Officer	2003	654,850	10,865	6,869

S Targett (appointed 5 May 2004)	2004	305,407	5,101	2,934
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a

TOTAL	2004	4,179,538	128,629	113,408
	2003	2,940,704	47,587	117,176

(1)          Non monetary benefits provided to Specified Executives consist of salary packaged items such as car parking and novated lease motor vehicles

(2)          Total cash bonus relates to the cash component provided as part of ANZ’s short-term incentive program in May 2004 (50% cash) and the full bonus amount from October 2004 (which was 100% cash, except in those instances where the Specified Executive elected to receive shares in lieu, in which case the value of these elective shares are shown above as though they were cash).  Refer to section C5.1 for further details

(3)          Details of options and deferred shares granted appear in the Annual Report of the year in which they are granted.  In accordance with the requirements of AASB1046A, the amortisation value includes a proportion of the fair value (taking into account market-related vesting conditions) of all equity that had not yet fully vested as at the commencement of the financial year. It is assumed that 100% of the options will vest at the commencement of their exercise period (ie the shortest possible vesting period is assumed) and that deferred shares will vest after 3 years.  The fair value is determined at grant date and is allocated on a straight-line basis over the 3-year vesting period.  For options, the fair value is determined using a Binomial Option Pricing model that is explained in section F8. For deferred shares, the fair value is the weighted average price of the Company’s shares on the allocation date.  The amount included as remuneration is not related to nor indicative of the benefit (if any) that may ultimately be realised should the options become exercisable

(4)          Accrual relates to Retirement Allowance (refer to section E for further details)

		PRIMARY	EQUITY(3)					POST EMPLOYMENT
			Total amortisation	Total amortisation	Total amortisation	Total amortisation of			Retirement benefit
		Total cash bonus(2)	value of STI shares	value of LTI shares	value of LTI options	other equity allocations		Super contributions	accrued during year(4)	Total(5),(6)
		$	$	$	$	$		$	$	$
Specified Executives
Sir J Anderson (appointed 1 December 2003)(7)	2004	335,881	—	—	—	219,168		67,279	32,160	1,327,280
Chief Executive & Director, ANZ National Bank Limited	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a

Dr RJ Edgar	2004	393,000	197,681	342,662	256,110	—		46,752	7,163	2,054,783
Chief Operating Officer	2003	222,004	236,895	141,264	201,924	—		38,025	10,276	1,467,431

E Funke Kupper(8)	2004	385,500	232,208	232,024	333,500	—		40,950	—	1,896,855
Group Managing Director Asia-Pacific	2003	210,008	315,650	233,812	452,430	—		40,950	—	1,925,434

BC Hartzer(9)	2004	424,000	201,364	192,239	298,814	—		37,224	—	1,769,488
Group Managing Director Personal Banking	2003	165,005	272,484	141,682	265,593	—		32,175	—	1,408,248

PJO Hawkins	2004	325,000	214,906	206,975	293,966	—		43,875	2,947	1,658,249
Group Managing Director Group Strategic Development	2003	200,016	280,451	219,660	347,032	—		43,875	2,979	1,705,960

PR Marriott	2004	482,000	243,435	276,714	369,376	—		45,542	—	2,181,893
Chief Financial Officer	2003	239,017	295,927	255,135	394,675	—		40,950	—	1,898,288

S Targett (appointed 5 May 2004)	2004	267,000	—	—	—	188,081	(10)	18,976	—	787,499
Group Managing Director Institutional Financial Services	2003	n/a	n/a	n/a	n/a	n/a		n/a	n/a	n/a

TOTAL	2004	2,612,381	1,089,594	1,250,614	1,551,766	407,249		300,598	42,270	11,676,047
	2003	1,036,050	1,401,407	991,553	1,661,654	—		195,975	13,255	8,405,361

(5)          Amounts disclosed for remuneration of Specified Executives exclude insurance premiums paid by the consolidated entity in respect of directors’ and officers’ liability insurance contracts which cover current and former directors and officers, including executive officers of the entity and directors, executive officers and secretaries of the controlled entities.  The total premium, which cannot be disclosed because of confidentiality agreements, has not been allocated to the individuals covered by the insurance policy as, based on all available information, the directors believe that no reasonable basis for such allocation exists.

(6)          Amortisation value of options as a percentage of total remuneration (as shown in the Total column above) was as follows: Sir J Anderson - 16% (n/a in 2003); RJ Edgar - 12% (14% in 2003); E Funke Kupper - 18% (23% in 2003); BC Hartzer - 17% (19% in 2003); PJO Hawkins- 18% (20% in 2003); PR Marriott - 17% (21% in 2003); S Targett - 12% (n/a in 2003)

(7)          Amounts paid in NZD are converted to AUD at an average rate for the year of 1.1254.  Amortisation of other equity allocations for Sir J Anderson relates to the granting of zero priced options (ZPO) and shares issued under ANZ’s $1,000 Employee Share Acquisition Plan (ESAP).  ZPOs are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria. They were designed to deliver equity to the CEO of National Bank of New Zealand and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ.

Refer to section C7 for further details pertaining to the $1,000 ESAP

(8)          E Funke Kupper was the Managing Director of Personal Banking & Wealth Management Australia prior to 1 May 2004

(9)          BC Hartzer was the Managing Director of Consumer Finance prior to 1 May 2004

(10)    Amortisation of other equity allocations for S Targett relates to the grant of deferred shares (four tranches of $700,000 to be issued at 6 month intervals in approximately April and October each year, subject to Board approval and continued employment) and hurdled options (refer to section C5.2.1 for performance hurdle details) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

SECTION B.  NON-EXECUTIVE DIRECTORS’ REMUNERATION

B1. NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY

Non-executive directors’ fees are reviewed annually and are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the maximum aggregate limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002 ($2.5 million, excluding retirement allowances), and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors receive a fee for being a director of the Board, and also additional fees for either chairing or being a member of a committee. Special work on committees may attract additional fees, of an amount considered appropriate in the circumstances.  An additional fee is also paid if a non-executive director serves as a director of ANZ National Bank Limited, ING Australia Ltd or Metro bank Card Corporation.

The fee structure is illustrated in the table below:

Role	Current Fee

Chairman	$429,000
Non-executive director	$130,000
Committee Chair(1)	$32,500
Committee Member(1)	$9,750

(1)          Except Nominations & Corporate Governance Committee, where the current Chair and Member Fees are $21,000 and $6,300 respectively.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan (refer to section B3 for more details).

For details of emoluments paid to directors for the year ended 30 September 2004, refer to the Remuneration tables in section A of this Remuneration Report.

B2.  NON-EXECUTIVE DIRECTORS’ RETIREMENT POLICY

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under this scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director. The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total remuneration (excluding retirement benefit accrual) of the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director.  This benefit is funded in part by the balance held, if any, on the non-executive director’s behalf in the ANZ Staff Superannuation Scheme. For periods of less than 8 years, a proportionate part of such emoluments is payable.  The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Consistent with Principle 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Rules, which states that non-executive directors should not be provided with retirement benefits other than statutory superannuation, the ANZ Directors’ Retirement Scheme is being reviewed and it is currently planned to be discontinued after 30 September 2005.

B3.  DIRECTORS’ SHARE PLAN

The Directors’ Share Plan is available to both non-executive and executive directors.  Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone.  Participation in the plan is voluntary and therefore the shares acquired are not subject to performance conditions.

Shares acquired under the plan are purchased on market and are held in trust for up to 10 years.  The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded.  The shares are subject to forfeiture for serious misconduct. All costs associated with the plan are met by the Company.

SECTION C.  REMUNERATION STRUCTURE

C1. EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES

ANZ’s reward policy guides the Compensation Committee and management in shaping remuneration strategies and initiatives.

The following philosophies under pin ANZ’s reward policy:

1.  Focus on creating and enhancing value for ANZ’s shareholders;

2.  Differentiation of individual rewards commensurate with contribution to overall results and according to individual accountability, performance and potential;

3. Significant emphasis on “at risk” components of total rewards linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

4. The provision of a competitive reward proposition to successfully attract, motivate and retain the high quality workforce required to deliver ANZ’s business and growth strategies.

During 2004 a comprehensive review of reward structures has been conducted against the backdrop of these philosophies and against the Company’s growth strategy and corporate governance principles. As a result, a number of changes to reward structures are planned for the first half of the 2005 financial year.  These changes are detailed in section C5 of this Remuneration Report.

C2.  COMPENSATION COMMITTEE

The Compensation Committee has a charter which details the terms of reference under which the Committee operates. The Charter can be found on anz.com > about ANZ (listing at top of screen) > Corporate Information > ANZ Policies > Corporate Governance and Policies.

The role of the Compensation Committee is detailed on page 50 of the Corporate Governance Report.

On a number of occasions throughout the year, both the Compensation Committee and management received external advice on matters relating to remuneration.  The following advisors were used:  Hay Group; Blake Dawson Waldron; Freehills; Mercer Human Resource Consulting; and PricewaterhouseCoopers.

C3.  REMUNERATION STRUCTURE OVERVIEW

ANZ’s reward structures are designed to meet the needs of the specialised business units as well as the markets in which they operate. As a result, the mix of remuneration components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee remuneration differentiated significantly on the basis of performance.

The executive remuneration program is designed to support the reward philosophies detailed in section C1, and to underpin the Company’s growth strategy. This program aims to differentiate remuneration on the basis of achievement against both individual, business unit and group performance targets which are aligned to sustained growth in shareholder value.

The program comprises the following components:

•                  Fixed remuneration component: salary, non-monetary benefits and superannuation contributions.

•                  Variable or “at risk” component:

•                  Short-Term Incentive (STI); and

•                  Long-Term Incentive (LTI), which consists of options and deferred shares

The relative weighting of fixed and variable components, for target performance, is set according to the size or market of the executive’s role, with the proportion of remuneration “at risk” increasing for the most senior or complex roles, or for those roles where there is strong market pressure to provide greater levels of remuneration.  Compared to the market, fixed remuneration levels are designed to be around median, as are the variable components - STI and LTI - except in cases of superior performance where total remuneration is designed to reflect the upper range of competitive market levels. In this way the remuneration structure is heavily weighted towards “reward for performance”.

C4.  FIXED REMUNERATION

For most executives, fixed remuneration consists of what is referred to as Total Employment Cost (TEC). TEC comprises a notional cash salary, a superannuation contribution (calculated as 9% of the notional salary except for Sir J Anderson who receives a superannuation contribution equal to one eleventh of TEC) and the remainder as cash or nominated benefits.  The types of benefits that can be packaged by executives include novated car leases, additional superannuation contributions, car parking, child care and contributions towards the Employee Share Save Scheme (see note 50 of the 2004 Financial Report for details of the Employee Share Save Scheme).

To ensure fixed remuneration for the Company’s most senior executives remains competitive, the TEC component of executive compensation is reviewed annually based on performance and market data, with the level targeted to around the market median being paid in the finance industry in the relevant global markets in which ANZ operates.

International remuneration levels are considered in assessing market competitiveness where an executive’s primary place of residence is (or has been) outside of Australia or New Zealand, in which case the local market is considered.

C5.  VARIABLE REMUNERATION

Variable remuneration forms a significant part of executives’ potential remuneration, providing an at-risk component that is designed to drive performance in both the short-term (semi annually or annually) and in the long-term (over 3 years or more).

The opportunities available to executives under ANZ’s variable reward programs are calibrated to reflect executives’ potential impact on the business; to manage internal relativities; and to ensure competitiveness in the relevant markets in which they operate.

Most executives participate in the short-term incentive scheme detailed in section C5.1.  All executives participate in the long-term incentive plan detailed in section C5.2, subject to individual performance thresholds. In some instances, customised short-term incentive plans will exist that executives may participate in to ensure more precise alignment with business objectives and market practice. No executives however, may participate in more than one short-term incentive plan.

C5.1  Short-term Incentives

Short-term incentive (STI) payments encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets.  Most executives participate in the scheme explained below.  All short-term incentive schemes are reviewed by the Compensation Committee.

The size of STI payments are based, firstly, on overall group and business unit performance results against a balanced scorecard and, secondly, on individual performance against financial and non-financial measures.

• Group and business unit performance is assessed against a number of qualitative and quantitative measures consistent with the ANZ Balanced Scorecard Approach.  Measures include but are not limited to:

•                  Change in Economic Value Added (EVATM);

•                  Customer Satisfaction;

•                  Employee Engagement;

•                  Risk Management; and

•                  Compliance.

Performance against these measures influences the size of the incentive pool available to individuals within each business unit.

• For individual performance, executives are ranked against their peers, with better relative performance attracting a greater proportion of the incentive pool. Individual Key Result Areas (KRAs) are set annually to support the Company objectives stated in the Balanced Scorecard noted above, and performance against these KRAs is used as an input to assessing relative ranking.

Up until May 2004, STI payments have been made each half year and a portion of them have been paid in shares deferred for 3 years (STI deferred shares).

STI deferred shares have the following conditions attached:

• Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

• During the deferral period, shares attract dividends that are paid directly to the employee; and

• Shares issued under this plan may be held in trust for up to 10 years.

The value used to determine the number of STI shares to be allocated has been based on the volume weighted average price of the Company’s shares traded on the ASX in the week leading up to and including the date of issue.

From October 2004, performance will continue to be measured every 6 months, but payments will be made annually. Furthermore, bonuses are to be paid 100% in cash (except where specific business schemes require otherwise, or executives elect to receive shares in lieu). This change, together with the changes being made to our long-term incentive program, is designed to increase the competitiveness and clarity of purpose of the Company’s reward structures.

C5.2  Long-term Incentives

Long-term incentives (LTIs) are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is determined by the Company’s performance and an individual’s level of responsibility, performance and the assessed potential of the executive. Allocations have typically been made in or around April and October each year, although after 2004 the grants will be made annually in or around November.

There are two components to LTI, each making up approximately half of the annual LTI grant value:

•                  Options; and

•                  Deferred Shares.

Upon exercise, each option entitles the option holder to one ordinary share.

The conditions under which shares and options are granted are approved by the Board in accordance with the rules of both the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan. Performance conditions are explained in more detail below, including changes planned for the coming year.

C5.2.1  Options

Options are designed to reward executives for share price growth dependent upon the Company’s Total Shareholder Return outperforming peers.  Each option has the following features:

• An exercise price (or for index-linked options, the original exercise price) that is set equal to the weighted average sale price of all fully paid ordinary shares in the Company sold on the Australian Stock Exchange during the 1 week prior to and including the date of grant (1);

• A maximum life of 7 years and an exercise period that commences after 3 years(2), subject to performance hurdles being cleared.  Options are re-tested monthly (if required) after the commencement of the exercise period;

• Upon exercise, each option entitles the option-holder to one ordinary share;

• In case of resignation or termination on notice or dismissal for misconduct: options are forfeited;

• In case of redundancy: options are pro rated and a grace period of 3 months is provided in which to exercise the remaining options (with hurdles waived, if applicable);

• In case of retirement, death or total & permanent disablement: A grace period of 3 months is provided in which to exercise all options (with hurdles waived, if applicable); and

• Performance hurdles, which are explained below for each type of option.

(1)          For options granted to the CEO, the exercise price is equal to the weighted average share price during the 5 trading days immediately before or after the Company’s Annual General Meeting that immediately precedes the allocation.

(2)          For options granted to the CEO, the life and exercise period may differ, as disclosed in the tables of the year in which they are granted.

Hurdled options (granted from February 2000 until July 2002, and from November 2003 until May 2004)

Until May 2004, hurdled options were granted with the following performance hurdles attached:

1.  Half the options may only be exercised once the ANZ Total Shareholder Return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced); and

2.  The other half of hurdled options may only be exercised once the ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

These hurdles were originally selected to ensure rewards were aligned with share price growth in a manner that was easy to understand and which took in to account performance relative to the market.  At the time of implementation these hurdles were in line with market practice.

Index-linked options (granted from October 2002 to May 2003)

Index-linked options have a dynamic exercise price that acts as a built-in performance hurdle, ie the exercise price is adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the adjusted exercise price can only be set at or above the original exercise price.  Index-linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the related index.  They are exercisable between the 3rd and 7th year after grant date, subject to the adjusted exercise price being above the prevailing share price.

Hurdled options (to be granted from November 2004)

From November 2004, the hurdles attached to options will change. The proportion of options that become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group shown below. Performance equal to the median TSR of the comparator group will result in half the options becoming exercisable.

Performance above median will result in further options becoming exercisable, increasing on a straight-line basis until all of the options become exercisable where ANZ TSR is at or above the 75th percentile in the comparator group.  These new performance hurdles are more consistent with current market practice in the financial services industry and are aligned with the Company’s strategic focus on growth.

Comparator Group
National Australia Bank	St George Bank
Commonwealth Bank	Westpac
QBE	AMP
AXA Asia Pacific	IAG
Suncorp Metway	Macquarie

C5.2.2  Deferred Shares (LTI)

Deferred Shares granted under the long-term incentive arrangements are designed to reward executives for superior growth whilst also encouraging retention and an increase in the Company’s share price.

• Shares are subject to a time-based vesting hurdle of 3 years, during which time they are held in trust;

• During the deferral period, the employee is entitled to any dividends paid on the shares;

• Shares issued under this plan may be held in trust for up to 10 years;

• The value used to determine the number of LTI deferred shares to be allocated has been based on the volume weighted average price of the shares traded on the ASX in the week leading up to and including the date of issue;

• In case of resignation or termination on notice or dismissal for misconduct: LTI shares are forfeited;

• In case of redundancy: the number of LTI shares that are released is pro rated according to the time held as a proportion of the vesting period; and

• In case of retirement, death or total & permanent disablement: LTI shares are released to executives.

C6.  PERFORMANCE OF ANZ

The following table shows how ANZ’s Total Shareholder Return (TSR, which includes share price growth, dividends and other capital adjustments) has performed against two comparator groups, measured from various dates (which approximately coincide with previous major option allocations) to 30 September 2004.  The measure shown (“ANZ out-performance against the index”) is intended to demonstrate the link between company performance and the value delivered to executives as part of the long-term incentive arrangements (ie the measure reflects the hurdle attached to previously granted hurdled options, as explained under section C5.2.1).

		ANZ out-performance against S&P/ASX 100 Accumulation Index(1)	ANZ out-performance against S&P/ASX 200 Banks Accumulation Index(1),(2)
Measurement Period	Number of months	Measured point-to-point	Measured point-to-point

1Apr 04- 30 Sep 04	6	-7%	6%
1Oct 03 - 30 Sep 04	12	-3%	10%
1Apr 03- 30 Sep 04	18	-16%	6%
1Oct 02 - 30 Sep 04	24	-11%	10%
1Apr 02- 30 Sep 04	30	9%	15%
1Oct 01 - 30 Sep 04	36	8%	6%
1Apr 01- 30 Sep 04	42	39%	32%
1Oct 00 - 30 Sep 04	48	52%	31%
1Apr 00- 30 Sep 04	54	98%	51%
1Oct 99 - 30 Sep 04	60	91%	63%

(1)          Out-performance is measured in absolute percentage points by which the Company’s TSR has exceeded or lagged the relevant accumulation index, over the measurement period, eg the Company’s TSR from 01 Oct 99 to 30 Sep 04 was146.3%, whilst the S&P/ASX100 Accumulation Index grew by 55.8% in the same period.  This represents a 91% out-performance by the Company

(2)          The Banking and Finance Accumulation Index is used instead of the S&P/ASX 200 Banks (Industry Group) Accumulation Index for any portion of a performance period extending before April 2000

C7.  OTHER EMPLOYEE SHARE SCHEME

$1,000 Employee Share Acquisition Plan

All permanent employees (other than the most senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board. The shares are retained in trust for a three-year vesting period. On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust. On termination, the shares are generally transferred into the employee’s name. Forfeiture provisions may apply outside of Australia, depending on the jurisdiction.

The Company has made six offers under the $1,000 Employee Share Acquisition Plan, with a seventh scheduled for December 2004. A total of 8,258,575 shares have been granted under the plan as at 30 September 2004.

SECTION D.  CHIEF EXECUTIVE OFFICER’S REMUNERATION

D1.  CEO REMUNERATION OVERVIEW

The structure of J McFarlane’s compensation, which is in accordance with his agreement, is as follows:

• Fixed Compensation: Consists of salary, benefits and superannuation contributions.  Since October 2003, J McFarlane has elected to receive almost all of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

• Short-Term Incentive: J McFarlane’s Short-Term Incentive is based on the Group’s EPS Growth and EVATM performance against target and an annual assessment of J McFarlane’s achievement of specific objectives agreed with the Board. J McFarlane’s Short-Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. J McFarlane has typically elected to receive shares.

• Long-Term Incentive: J McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four tranches of options were approved for granting by the Board: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. The exercise of these options is subject to performance hurdles being satisfied. J McFarlane’s specific performance hurdles, for options granted during the year, are indicated in section F3. Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares as part of his contract extension. The conditions attached to these Performance Shares are explained in section D4 below.

The compensation of J McFarlane for the year ended 30 September 2004 is set out in Section A of this Remuneration Report.

D2.  CEO’S CONTRACT TERMS

On 26 October 2004, the Company announced an extension to J McFarlane’s contract:

• The term of the contract will be extended by one year to 30 September 2007;

• In addition to mandatory superannuation contributions, the Company will make additional employer contributions of $300,000 per annum (effective from 1 October 2003), paid quarterly to J McFarlane’s chosen superannuation fund; and

• Subject to shareholder approval at the Annual General Meeting in December 2004, it is proposed that J McFarlane be offered 175,000 Performance Shares, described in section D4.

A separate agreement, made on 23 October 2001, provides for reimbursements to J McFarlane for any additional tax liabilities that may arise on his UK Pension Plan holdings as a result of his continuing Australian residency. Under this agreement, ANZ reimburses J McFarlane for any additional tax liability incurred on his UK Pension Plan during his employment with ANZ, arising as a consequence of Australian Foreign Investment Fund rules.  In the event of decreased Australian tax liabilities due to a decreased value in J McFarlane’s UK Pension Plan, the reduced liability will be used to offset potential subsequent reimbursements.

D3.  CEO’S RETIREMENT AND TERMINATION BENEFITS

In accordance with J McFarlane’s contract variation (refer section D2), J McFarlane’s nominated superannuation fund receives $300,000 per annum (effective from 1 October 2003, paid quarterly) in addition to mandatory superannuation contributions.

J McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice equal to the unexpired term of the employment agreement (which ends on 1 October 2007).  If ANZ terminates the employment agreement without notice and thus breaches its obligation to provide the required notice, ANZ has agreed with J McFarlane that the damages payable by ANZ for breach of contract would be equal to the Total Employment Cost (TEC) that would otherwise be received over the remainder of the contract (TEC comprises salary or fees, non-monetary benefits and mandatory superannuation contributions).

In circumstances of serious misconduct, J McFarlane is only entitled to payment of TEC up to the date of termination.

Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited. On resignation or termination on notice, shares will be released.

D4.  ALLOCATION OF PERFORMANCE SHARES (DECEMBER 2004)

Subject to shareholder approval, 175,000 Performance Shares will be issued to J McFarlane on 31 December 2004. No dividends will be payable on the shares until they vest.  Vesting will be subject to the following time and performance hurdles being satisfied:

• The performance hurdle will be measured during the performance period by comparing ANZ’s Total Shareholder Return (ANZ TSR) with that of a comparator group of selected major financial services companies in the S&P/ASX 100 Index, excluding ANZ.  The companies to be used in the comparator group will be as approved by the Board.

• The percentage of Performance Shares that will vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group.  Performance equal to the median TSR of the comparator group will result in half the Performance Shares vesting. For each percentile above the median an additional 2% of Performance Shares will vest, increasing on a straight-line basis until all of the Performance Shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group.

• TSR will be measured for ANZ and the comparator group over the same period (since grant) and calculated as at the last trading day of any month, once the performance period has commenced. The first opportunity for Performance Shares to vest will be after the second anniversary of grant, after which the Performance Shares will continue to be tested monthly until they are forfeited 5 years after the grant date, or 100% vest, whichever is the earlier.

Performance Shares will be forfeited if they have not vested five years after grant or if J McFarlane ceases to be an employee of the Company by reason of serious misconduct.  If J McFarlane resigns without the prior approval of the Board, unvested Performance Shares will be forfeited.

D5.  CEO’S PARTICIPATION IN EQUITY PROGRAMS

J McFarlane participates in the Directors’ Share Plan, which is explained in section B3.  Refer to section F for details of grants and holdings.

J McFarlane also participates in the ANZ Share Option Plan, which is described in section C5.

SECTION E.  SPECIFIED EXECUTIVES’ CONTRACT TERMS

Contractual terms for most executives are similar, but do, on occasions, vary to suit different needs.

Section E1 details the contractual terms for those Specified Executives who are on open-ended contracts.  Section E2 details the contractual terms for Sir J Anderson, who is on a fixed term contract.

E1.  OPEN-ENDED CONTRACTS (RJ EDGAR, E FUNKE KUPPER, BC HARTZER, PJO HAWKINS, PR MARRIOTT, S TARGETT)

Length of Contract	Open-ended.

Fixed Compensation	The Total Employment Cost (TEC) package consists of salary, mandatory employer superannuation contributions and benefits.

STI	Eligible to participate. Target opportunity of 66.67% of Total Employment Cost (refer to section C5.1 for details of short-term incentive arrangements).

LTI	Eligible to participate at the Board’s discretion - refer to section C5.2 for long-term incentive arrangements.

Resignation

Employment may be terminated by giving 6 months’ written notice.
On resignation any options and unvested deferred shares will be forfeited.
As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on resignation for illness, incapacity, or domestic reasons; refer to Other Aspects (below) for more details.

Retirement

On retirement, shares and options are generally released in full, although this is only stated in the contracts of E Funke Kupper (for shares) and PR Marriott (both shares and options). Furthermore, PR Marriott is entitled to a bonus on retirement, pro-rated for the proportion of the final performance period that is worked prior to cessation of employment, and subject to adjustment for performance in accordance with the short-term incentive arrangements in place at the time. As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retirement; refer to Other Aspects (below) for more details.

Termination on Notice by ANZ

ANZ may terminate the employment agreement by providing 12 months’ written notice or payment in lieu of the notice period based on TEC.
On termination on notice by ANZ, any options or LTI deferred shares that have vested, or will vest during the notice period will be released, in accordance with the ANZ Share Option Plan Rules. LTI shares that have not yet vested will generally be forfeited, although for some executives (E Funke Kupper, BC Hartzer and PR Marriott) these shares will be released in full. Deferred shares granted under STI arrangements will vest in full for all executives.
Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.

Redundancy

If ANZ terminates employment for reasons of bona fide redundancy, a severance payment will be made that is equal to 12 months TEC.
All STI deferred shares are released. All options granted since 24 April 2002 are released on a pro-rata basis - all prior grants may be exercised. All LTI deferred shares granted since 23 October 2002 are released on a pro-rata basis - all prior grants will vest.
Discretion to pay bonuses on a pro-rata basis (depending on termination date, and subject to business performance) applies in most cases, but is contracted for BC Hartzer and PR Marriott.
As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on retrenchment; refer to Other Aspects (below) for more details.

Death or Total and Permanent Disablement

All options and shares released; pro-rata bonus.
As a result of being employed by ANZ prior to November 1992, RJ Edgar and PJO Hawkins are eligible to receive a Retirement Allowance on death; refer to Other Aspects (below) for more details.

Termination for serious misconduct

ANZ may terminate the employment agreement at any time without notice, and the employee will only be entitled to payment of TEC up to the date of termination. On termination for serious misconduct, any options, unvested deferred shares or vested deferred shares still held in trust will be forfeited.

Other Aspects

S Targett: subject to continuing employment and the approval of the Board, four tranches of deferred shares (sign-on deferred shares), each worth $700,000, are to be granted at six month intervals in or around April and October each year, and Hurdled Options (sign-on options) worth $750,000 are to be granted within 3 months of commencement of employment, to compensate for the loss of equity from S Targett’s previous employer. On termination on notice, a pro-rata proportion of the sign-on options can be exercised, based on the period of employment, and sign-on deferred shares will vest in full, including any scheduled to be granted during the notice period.
PJO Hawkins: for the period ending 31 December 2005, any payments on cessation of employment (including payout of accrued but untaken Long Service Leave) will be based on a TEC of $750,000.
In instances where a retirement allowance is payable under ANZ policy (ie for RJ Edgar and PJO Hawkins in instances of retirement, death, retrenchment or resignation for illness, incapacity, or domestic reasons), the retirement allowance is calculated as follows: 3 months of notional salary (which is 65% of TEC) plus an additional 3% of notional salary for each year of full time service above 10 years, less the total accrual value of long service leave (including taken and untaken).

E2.  FIXED TERM CONTRACT (SIR J ANDERSON)

Length of Contract	Ends 30 September 2005.

Fixed Compensation	The Total Employment Cost (TEC) package is inclusive of employer contributions to the superannuation fund.

STI	Short term incentive payments are subject to both business and individual performance. The target payment is 50% of TEC.

LTI

Fixed at NZD500,000 worth of zero-priced options annually, granted in two tranches per annum. The share options can be exercised at any time during employment and within 6 months of the termination of employment.

Resignation	Sir J Anderson may terminate his employment by giving 12 months’ written notice. On resignation, any share options which have not been exercised as at the termination date are forfeited.

Retirement

A policy for payment of retirement gratuities was in place with NBNZ employees prior to the acquisition by the Company of NBNZ. This policy has been continued for eligible staff who were ANZ National Bank Limited employees as at 1 December 2003, including Sir J Anderson. Under this policy, a payment will be made to Sir J Anderson on his retirement that is equal to the number of full years’ service divided by 35 and multiplied by 85% of finishing salary (where finishing salary is fixed remuneration less any superannuation contribution). This value is then grossed up for tax (ie divided by 0.61) and from this value the total accrual value of long service leave taken is deducted.

Termination on Notice by ANZ

ANZ National Bank Limited may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on30 September 2005). On termination on notice by ANZ any options may be exercised in accordance with the ANZ Share Option Plan Rules.

Death or Total and Permanent Disablement	All shares released; pro-rata bonus.

Terminated for serious misconduct

ANZ National Bank Limited may terminate the employment agreement at any time without notice, and Sir J Anderson will only be entitled to payment up to the date of termination. On termination for serious misconduct any share options which have not been exercised as at the termination date may not be exercised.

E3.  PARTICIPATION IN EQUITY PROGRAMS

A number of shares and options are granted to executives under the remuneration programs detailed in Section C.  For specified executives, details of all grants made during the year are listed in Section F.  Aggregate holdings of shares and options are also shown.

The deferred shares component of the STI is administered under the ANZ Employee Share Acquisition Plan. For executives, the shares are deferred for three years, although some employees may receive shares deferred for one year, depending upon the role or jurisdiction.

The deferred shares component of the LTI is also administered under the ANZ Employee Share Acquisition Plan.

The shares are deferred for three years.

SECTION F.  EQUITY INSTRUMENTS RELATING TO DIRECTORS AND SPECIFIED EXECUTIVES

F1.  SHAREHOLDINGS OF NON-EXECUTIVE DIRECTORS

Name	Balance of shares as at 1 October 2003(1)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Balance of shares held as at 30 Sept 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)

CB Goode	403,334	14,215	75,922	8,993	502,464	523,933
G Clark	—	—	—	2,000	2,000	2,000
JC Dahlsen	105,243	—	16,609	63	121,915	121,915
RS Deane	75,000	—	364	—	75,364	75,364
JK Ellis	65,367	1,097	12,996	5,016	84,476	86,179
DM Gonski	2,099	—	382	50,131	52,612	54,667
MA Jackson	78,245	—	13,861	1,191	93,297	93,297
DE Meiklejohn	n/a	n/a	n/a	n/a	n/a	5,502
JP Morschel	n/a	n/a	n/a	n/a	n/a	4,185
BW Scott	72,207	—	199	69	72,475	72,475

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004, includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities.  CB Goode, RS Deane, JK Ellis and DM Gonski exercised their full allocation of rights (nominally held, directly held and rights held by personally related entities) on 28 November 2003.

The following rights were sold: JC Dahlsen - 2,528; MA Jackson - 364; and BW Scott- 12,933

(4)          Other shares acquired may include those acquired under the Dividend Reinvestment Plan

(5)          The following shares were nominally held as at 30 September 2004: CB Goode - 114,349; JC Dahlsen - 39,473; RS Deane - 73,000; JK Ellis- 17,197; DM Gonski - 50,000; MA Jackson - 10,632; BW Scott- 6,563

(6)          The directors’ relevant interest in shares as required by the Corporations Act 2001 is as follows: CB Goode 521,096; G Clark 2,000; JC Dahlsen 107,064; RS Deane 75,364; JK Ellis 83,484; DM Gonski 54,667; MA Jackson 91,297; DE Meiklejohn 5,502; JP Morschel 4,185; and BW Scott 71,117.  Any differences between the balances in this footnote and the table is due to the application of AASB 1046

F2. SHAREHOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR)

Balance of shares as at 1 Oct 2003(1)	Shares acquired during the year in lieu of bonus(2)	Shares acquired during the year in lieu of salary(2)	Shares acquired during the year through the exercise of options(3)	Shares acquired during the year through the exercise of rights(4)	Other shares acquired during the year	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1),(5)	Balance of shares held as at 4 Nov 2004(1),(6)

1,264,559	42,928	103,633	750,000	225,807	56,580	753,000	1,690,507	1,568,891

(1)          Balance of shares held at 1 October 2003, 30 September 2004 and 4 November 2004 includes directly held shares, nominally held shares and shares held by personally related entities

(2)          All shares acquired in lieu of salary or bonus were done so under the Directors’ Share Plan (refer to section B3 of this Remuneration Report for an overview of the Directors’ Share Plan)

(3)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(4)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(5)          945,145 shares were held nominally as at 30 September 2004

(6)          This also represents the Chief Executive Officer’s relevant interest in shares as required by the Corporations Act 2001

F3.  OPTIONS GRANTED TO CEO DURING THE YEAR(1)

Type of options(2)	Grant date	Number granted during the year	Value per option at grant date(3) $	Exercise price(4) $	Date exercisable	Expiry date

Hurdled (CEO)	31 Dec 03	1,000,000	2.11	17.48	31 Dec05	31 Dec085

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the grant date and ending on the last day of any month after the second anniversary of their grant date exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period

(3)          Refer to section F8 for details of the valuation methodology and inputs

(4)          The exercise price is equal to the weighted average share price during the 5 trading days immediately after the Company’s 2003 Annual General Meeting

(5)          Treatment of options on termination of employment is explained in section D3

F4.  OPTION HOLDINGS OF CEO (INCLUDING MOVEMENTS DURING THE YEAR) (1),(2)

Balance as at 1 Oct 03	Granted during the year as remuneration	Exercised during the year	Date of exercise of options	Number of ordinary shares issued on exercise of options	Share price on date of exercise $	Amount paid per share $	Balance as at 30 Sep 04	Number vested during the year	Vested and exercisable as at 30 Sep 04

2,750,000	1,000,000	750,000	1 Jul 04	100,000	18.17	14.06	3,000,000	1,250,000	500,000
			2 Jul 04	650,000	18.14	14.06

(1)          All options held/exercised by the CEO have been approved by shareholders (December 1999 and December 2001)

(2)          This table does not include the 225,807 rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.   All ANZ shareholders were eligible to purchase 2 new ordinary shares for every11 existing shares registered in their name as at 31 October 2003.  The CEO chose to exercise all of his rights on 28 November 2003

F5.  DEFERRED SHARES GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of deferred share(1)	Number of deferred shares granted Nov 03(2) $	Value of deferred shares granted Nov 03(3) $	Number of deferred shares granted May 04(4)	Value of deferred shares granted May 04(3) $	Number of other deferred shares granted during the year	Value of other deferred shares granted during the year $

Sir J Anderson (app 1 Dec 2003)(5)	Other	—	—	—	—	55	991

Dr RJ Edgar	STI	6,781	118,982	7,683	140,073	—	—
	LTI	33,889	594,627	8,452	154,093	—	—

E Funke Kupper	STI	7,636	133,984	7,052	128,569	—	—
	LTI	6,838	119,982	6,256	114,056	—	—

BC Hartzer	STI	7,322	128,474	7,244	132,069	—	—
	LTI	7,408	129,983	7,135	130,082	—	—

PJO Hawkins	STI	7,123	124,982	6,860	125,068	—	—
	LTI	7,522	131,983	6,586	120,073	—	—

PR Marriott	STI	7,978	139,985	9,604	175,096	—	—
	LTI	9,573	167,971	9,275	169,097	—	—

S Targett (app 5 May 2004)(6)	Other	—	—	—	—	38,419	700,437

(1)          Deferred shares issued as STI shares are granted under the ANZ Short-Term Incentive program.  Deferred shares issued as LTI shares are granted under the ANZ Long-Term Incentive program. The shares are restricted for 3 years and may be held in trust for up to ten years.  Refer to section C5 for more details

(2)          Shares granted in November 2003 were in relation to incentives earned for the half year ended 30 September 2003

(3)          The value per share used in this calculation is the volume weighted average price of the Company’s shares traded on the ASX on the day the shares were granted

(4)          Shares granted in May 2004 were in relation to incentives earned for the half year ended 31 March 2004

(5)          Other shares issued (3 March 2004) to Sir J Anderson during the year relates to the $1,000 Employee Share Acquisition Plan. Refer to section C7 for further details

(6)          Other shares issued to S Targett relates to the issue of deferred shares (four tranches of $700,000 to be issued at 6 month intervals in approximately April and October each year, subject to Board approval and continuing employment) to compensate S Targett for the loss of access to equity as a result of his resignation from his previous employer

F6.  AGGREGATE SHAREHOLDINGS OF SPECIFIED EXECUTIVES

Name	Balance of shares as at 1 Oct 03(1)	Shares granted during the year as remuneration(2)	Number of shares acquired during the year through the exercise of options	Shares acquired during the year through the exercise of rights(3)	Other shares acquired during the year(4)	Total number of shares sold during the year	Balance of shares held as at 30 Sep 2004(1),(5)	Number vested during the year

Sir J Anderson (app 1 Dec 2003)	—	55	11,967	—	—	—	12,022	—
Dr RJ Edgar	255,114	50,024	95,000	37,295	6,781	60,000	384,214	25,482
E Funke Kupper(6)	157,051	20,146	365,000	175	7,636	365,000	185,008	44,979
BC Hartzer	75,148	21,787	60,000	13,665	7,781	99,335	79,046	27,072
PJO Hawkins	1,149,754	20,968	170,000	209,048	7,123	170,000	1,386,893	41,462
PR Marriott	539,989	28,452	250,000	460	8,966	150,000	677,867	40,381
S Targett (app 5 May 2004)	—	38,419	—	—	—	—	38,419	—

(1)          Balance of shares held at 1 October 2003 and 30 September 2004, include directly held shares, nominally held shares and shares held by personally related entities

(2)          STI shares granted on 5 November 2003 have not been included in these figures as they related to the half year ended 30 September 2003.  Instead, these shares have been reflected in the “Other shares acquired during the year” column

(3)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ shareholders were eligible to purchase 2 new ordinary shares for every 11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts pertaining to the rights issue include directly held rights, nominally held rights, and rights held by personally related entities

(4)          Other shares acquired include those acquired through the Dividend Reinvestment Plan and STI shares granted on 5 November 2003 in relation to the half year ended 30 September 2003

(5)          The following shares were held nominally as at 30 September 2004: Sir J Anderson - 55; RJ Edgar - 180,991; E Funke Kupper - 183,224; BC Hartzer - 69,480; PJO Hawkins- 233,821; PR Marriott- 230,817; S Targett- 38,419

(6)          Amounts shown do not include ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS).  E Funke Kupper held 500 ANZ StEPS as at 1 October 2003; this holding remained unchanged up to and including 30 September 2004

F7.  OPTIONS GRANTED TO SPECIFIED EXECUTIVES DURING THE YEAR

Name	Type of options(1)	Number granted during the year(2)	Grant date	Value per option at grant date(3) $	Exercise price $	Date exercisable	Expiry date(4)

Sir J Anderson (app 1 Dec 2003)	Zero priced(5)	11,967	11 May 04	18.23	—	11 May 04	10 May 06

Dr RJ Edgar	Hurdled	66,666	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	63,115	11 May 04	2.44	18.22	11 May 07	10 May 11

E Funke Kupper	Hurdled	51,282	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	46,722	11 May 04	2.44	18.22	11 May 07	10 May 11

BC Hartzer	Hurdled	55,555	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	53,279	11 May 04	2.44	18.22	11 May 07	10 May 11

PJO Hawkins	Hurdled	56,410	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	49,181	11 May 04	2.44	18.22	11 May 07	10 May 11

PR Marriott	Hurdled	71,794	5 Nov 03	2.34	17.55	5 Nov 06	4 Nov 10
	Hurdled	69,263	11 May 04	2.44	18.22	11 May 07	10 May 11

S Targett (app 5 May 2004)	Hurdled	307,337	11 May 04	2.44	18.22	11 May 07	10 May 11

(1)          For Hurdled options, the following performance hurdles apply: one half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the Date exercisable exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.  Refer to section C5.2.1 for further information

(2)          No additional options were granted in the period up to and including 4 November 2004

(3)          Refer to section F8 for details of the valuation methodology and inputs

(4)          Treatment of options on termination of employment is explained in section E

(5)          Zero priced options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They are specifically designed to deliver equity to Sir J Anderson, and were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

F9.  AGGREGATE OPTION HOLDINGS OF SPECIFIED EXECUTIVES (INCLUDING MOVEMENTS DURING THE YEAR)

Name	Type	Balance as at 1 Oct 03	Granted during the year as remuneration	Allocation of rights arising from renounceable rights issue

Sir J Anderson (appointed 1 Dec 2003)	Zero-priced(1)	—	11,967	n/a

	Index-Linked	272,000	—
Dr RJ Edgar	Hurdled	170,000	129,781

	Rights(2)	n/a	n/a	46,386

	Index-Linked	250,000	—
E Funke Kupper	Hurdled	499,000	98,004

	Rights(2)	n/a	n/a	28,557

BC Hartzer	Index-Linked	222,000	—
	Hurdled	247,000	108,834
	Rights(2)	n/a	n/a	13,665

PJO Hawkins	Index-Linked	183,000	—
	Hurdled	381,000	105,591
	Rights(2)	n/a	n/a	209,048

PR Marriott	Index-Linked	311,000	—
	Hurdled	668,000	141,057
	Rights(2)	n/a	n/a	98,185
	Other(3)	11,000	—

S Targett (appointed 5 May 2004)	Hurdled	n/a	307,337	n/a

(1)          Zero priced options first granted in May 2004, and specifically designed to deliver equity to Sir J Anderson.  These options are granted under the ANZ Share Option Plan and have a nil exercise price and no time-based vesting criteria.  They were issued to meet the particular needs and circumstances at the time of the acquisition of NBNZ

(2)          Refers to rights arising from the Renounceable Rights Issue that partly funded the acquisition of NBNZ.  All ANZ Shareholders were eligible to purchase 2 new ordinary shares for every11 existing ordinary shares registered in their name as at 31 October 2003.  Amounts shown include directly held rights, nominally held rights and rights held by personally related entities

(3)          Other refers to share options granted to a personally related entity

F8.  OPTIONS VALUATIONS

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Standards AASB 1046 and 1046A. The following table outlines the general assumptions used in the option pricing model.

Option type	Grant date	Option value(1) $	Exercise price (5 day VWAP) $	Share price at grant $	ANZ expected volatility(2)	Option term	Vesting period	Expected life	Expected dividends(3)	Risk free interest rate(4)

Hurdled	5 Nov 03	2.34	17.55	17.13	20.50%	7 years	3 years	5 years	5.00%	5.80%
Hurdled	11 May 04	2.44	18.22	18.10	19.00%	7 years	3 years	5 years	5.40%	5.97%
Hurdled (CEO)	31 Dec 03	2.11	17.48	17.68	20.00%	5 years	2 years	3.5 years	5.50%	5.56%
Zero-priced	11 May 04	18.23	0	n/a	n/a	2 years	0 years	n/a	n/a	n/a

(1)          The Binomial Option Pricing Model (“the model”) is used to assess the value of ANZ’s options (other than zero-priced options, for which the value is the volume weighted average price of the Company’s shares traded on the ASX on the day of the options were granted).  The model utilises probability theory to determine the value of an ANZ option based on likely share prices at the expiry date of the option.  In accordance with AASB 1046 and 1046A, the model reflects both the performance hurdles that currently apply to the Hurdled Options and the non-transferability of the options. Under the terms of the Options, the hurdle conditions (outlined in section C5.2.1) must be met before the options may be exercised during the exercise period

(2)          Expected volatility represents a measure of the amount by which ANZ’s share price is expected to fluctuate over the life of the options. The measure of volatility used in the model is the annualised standard deviation of the continuously compounded rates of return on the historical share price over a defined period of time preceding the date of grant. This historical average annualised volatility is then used to estimate a reasonable expected volatility over the expected life of the options

(3)          In estimating the fair value of the ANZ option grant, expected dividends were included in the application of the model. The expected dividend yield applied to the model was based on an analysis of ANZ’s historical dividend payments and yields

(4)          The risk-free interest rate is based on the implied yield currently available on zero-coupon bonds issued by the Australian government, with a remaining term equal to the expected life of ANZ’s options

Name	Exercised during the year	Date of exercise of options	Sale of rights arising from the renounceable rights issue	Share price on date of exercise of options including rights $	Amount paid per share $	Balance as at 30 Sep 04	Total number vested during the year	Vested and exercisable as at 30 Sep 04

Sir J Anderson (appointed 1 Dec2003)	11,967	11 May 04		18.10	0.00	—	11,967	—

Dr RJ Edgar	—	n/a			n/a	272,000	—	—
	60,000	7 Jan 04		17.86	13.62
	35,000	14 May 04		17.62	12.98	204,781	95,000	—
	37,295	28 Nov 03	9,091	16.82	13.00	—	46,386	—

E Funke Kupper	—	n/a			n/a	250,000	—	—
	270,000	12 May 04		18.29	13.62
	95,000	12 May 04		18.29	12.98	232,004	365,000	—
	175	28 Nov 03	28,382	16.82	13.00	—	28,557	—

BC Hartzer	—	n/a			n/a	222,000	—	—
	60,000	2Feb 04		17.56	13.62	295,834	102,000	42,000
	13,665	28 Nov 03	—	16.82	13.00	—	13,665	—

PJO Hawkins	—	n/a			n/a	183,000	—	—
	170,000	11 Mar 04		19.20	13.62	316,591	250,000	80,000
	209,048	28 Nov 03	—	16.82	13.00	—	209,048	—

PR Marriott	—	n/a				311,000	—	—
	250,000	12 Feb 04		17.95	10.48	559,057	250,000	275,000
	460	28 Nov 03	97,725	16.82	13.00	—	98,185	—
	—	n/a			n/a	11,000	6,000	11,000

S Targett (appointed 5 May2004)	—	n/a			n/a	307,337	—	—

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Total Income	2	17,508	13,023	12,007	12,081	11,368

Interest income	2	14,117	10,215	9,037	9,054	7,378
Interest expense	3	(8,863)	(5,904)	(5,019)	(6,088)	(4,556)

Net interest income		5,254	4,311	4,018	2,966	2,822
Proceeds, net of costs, on disposal of investments		—	—	566	—	—
Carrying amount of assets given up		—	—	(392)	—	—

Profit from disposal of investments		—	—	174	—	—
Other operating income	2	3,246	2,702	2,765	3,027	3,990
Share of joint venture profit from ING Australia	2	97	55	2	—	—
Share of associates profit (net of writeoffs)	2	48	51	29	—	—

Operating income		8,645	7,119	6,988	5,993	6,812
Operating expenses	3	(4,026)	(3,228)	(2,905)	(2,878)	(2,663)

Profit before doubtful debt provision and income tax		4,619	3,891	4,083	3,115	4,149
Provision for doubtful debts	15	(632)	(614)	(860)	(433)	(465)

Profit before income tax		3,987	3,277	3,223	2,682	3,684

Income tax expense	6	(1,168)	(926)	(898)	(710)	(616)

Profit after income tax		2,819	2,351	2,325	1,972	3,068
Net profit attributable to outside equity interests		(4)	(3)	(3)	—	—

Net profit attributable to shareholders of the Company(1)		2,815	2,348	2,322	1,972	3,068

Currency translation adjustments, net of hedges after tax		233	(356)	(98)	5	(191)
Total adjustments attributable to shareholders of the company recognised directly in to equity		233	(356)	(98)	5	(191)

Total changes in equity other than those resulting from transactions with shareholders as owners		3,048	1,992	2,224	1,977	2,877

Earnings per ordinary share (cents)
Basic		153.1	142.4	141.4	n/a	n/a
Diluted		149.7	141.7	140.4	n/a	n/a

The notes appearing on pages 29 to 126 form an integral part of these financial statements

(1)          The results of 2004 include the impact of these significant items:

•  Close out of the TrUEPrS swap ($84 million profit after tax);

•  ING Australia completion accounts ($14 million profit after tax); and

•  Incremental NBNZ integration costs ($14 million charge after tax)

The results of 2002 include the impact of these significant items:

•  The sale of businesses to INGA joint venture (profit after tax of $170 million);

•  National Housing Bank recovery ($159 million profit after tax); and

•  Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 15

STATEMENTS OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2004

		Consolidated		The Company
	Note	2004	2003	2004	2003
		$m	$m	$m	$m
Assets
Liquid assets	9	6,363	6,592	3,744	3,916
Due from other financial institutions	10	4,781	2,427	2,537	2,143
Trading securities	11	5,478	4,213	4,783	3,636
Investment securities	12	7,746	4,767	6,117	3,838
Net loans and advances	13	204,962	149,465	133,767	115,530
Customers’ liabilities for acceptances	16	12,466	13,178	12,466	13,178
Due from controlled entities		—	—	7,338	5,738
Regulatory deposits	17	176	101	144	68
Shares in controlled entities, associates and joint venture entities	18	1,960	1,814	11,517	8,095
Deferred tax assets	19	1,454	1,165	737	746
Goodwill(1)	20	3,269	160	74	87
Other assets(2)	21	9,158	10,224	5,751	8,042
Premises and equipment	22	1,532	1,485	826	897

Total assets		259,345	195,591	189,801	165,914

Liabilities
Due to other financial institutions	23	7,349	6,467	5,860	5,490
Deposits and other borrowings	24	168,557	124,494	99,811	90,186
Liability for acceptances		12,466	13,178	12,466	13,178
Due to controlled entities		—	—	9,544	9,262
Income tax liabilities	25	1,914	1,083	1,251	546
Payables and other liabilities(3)	26	14,212	13,611	10,890	11,671
Provisions	27	845	769	618	614
Bonds and notes	28	27,602	16,572	25,034	16,131
Loan capital	29	8,475	5,630	7,680	5,367

Total liabilities		241,420	181,804	173,154	152,445

Net assets		17,925	13,787	16,647	13,469

Shareholders’ equity
Ordinary share capital	30	8,005	4,175	8,005	4,175
Preference share capital	30	987	2,212	987	2,212
Reserves		579	180	659	684
Retained profits		8,336	7,203	6,996	6,398

Share capital and reserves attributable to shareholders of the Company		17,907	13,770	16,647	13,469
Outside equity interests	31	18	17	—	—

Total shareholders’ equity		17,925	13,787	16,647	13,469

Derivative financial instruments	38
Commitments	47
Contingent liabilities, contingent assets and credit related commitments	48

The notes appearing on pages29 to 126 form an integral part of these financial statements

(1)          Excludes notional goodwill of $754 million (September 2003: $821 million) included in the net carrying value of ING Australia Limited

(2)          Includes life insurance investment assets held by NBNZ Life Insurance Limited $65 million (September 2003: $nil).

(3)          Includes life insurance policy liabilities held by NBNZ Life Insurance Limited $30 million (September 2003: $nil)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Share capital
Ordinary shares
Balance at start of year		4,175	3,939	3,733	4,175	3,939
Dividend reinvestment plan		135	115	94	135	115
Group employee share acquisition scheme		47	48	55	47	48
Group share option scheme		86	73	57	86	73
Rights issues		3,562	—	—	3,562	—

Balance at end of year		8,005	4,175	3,939	8,005	4,175

Preference shares
Balance at start of year		2,212	1,375	1,526	2,212	1,375
New issues(1)		—	987	—	—	987
Buyback of preference shares		(1,225)	—	—	(1,225)	—
Retranslation of preference shares		—	(150)	(151)	—	(150)

Balance at end of year		987	2,212	1,375	987	2,212

Total share capital		8,992	6,387	5,314	8,992	6,387

Asset revaluation reserve(2)
Balance at start of year		31	31	31	401	401
Revaluation of investment in controlled entities		—	—	—	14	—

Total asset revaluation reserve		31	31	31	415	401

Foreign currency translation reserve(3)
Balance at start of year		(239)	117	215	228	419
Currency translation adjustments, net of hedges after tax		233	(356)	(98)	5	(191)
Transfer from general reserve		224	—	—	—	—

Total foreign currency translation reserve		218	(239)	117	233	228

General reserve(4)
Balance at start of year		239	237	322	55	55
TrUEPrS preference share gain on buy back		180	—	—	180	—
Transfers(to) from retained profits/FCTR		(238)	2	(85)	(224)	—

Total general reserve		181	239	237	11	55

Capital reserve(4)		149	149	149	—	—

Total reserves		579	180	534	659	684

Retained profits
Balance at start of year		7,203	5,600	4,562	6,398	3,971
Net profit attributable to shareholders of the Company		2,815	2,348	2,322	1,972	3,068

Total available for appropriation		10,018	7,948	6,884	8,370	7,039
Transfers from (to) reserves		14	(2)	85	224	—
Ordinary share dividends provided for or paid		(1,598)	(641)	(1,252)	(1,598)	(641)
Preference share dividends paid		(98)	(102)	(117)	—	—

Retained profits at end of year		8,336	7,203	5,600	6,996	6,398

Total shareholders’ equity attributable to shareholders of the Company		17,907	13,770	11,448	16,647	13,469

The notes appearing on pages 29 to 126 form an integral part of these financial statements

(1)          Relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities, raising $1 billion net of issue costs of $13 million.  Refer note 30

Nature and purpose of reserves

(2)          Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(3)          Foreign currency translation reserve

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1

(4)          General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 SEPTEMBER 2004

		Consolidated			The Company
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		14,515	10,887	10,148	8,744	7,243
Dividends received		3	7	3	650	1,803
Fees and other income received		3,257	3,170	2,637	2,008	2,397
Interest paid		(8,258)	(5,724)	(5,367)	(5,711)	(4,372)
Personnel expenses paid		(2,110)	(1,848)	(1,900)	(1,542)	(1,463)
Premises expenses paid		(312)	(279)	(268)	(275)	(257)
Other operating expenses paid		(2,093)	(1,952)	(1,893)	(1,087)	(855)
Income taxes paid		(247)	(1,312)	(853)	107	(1,063)
Net goods and services tax (paid) received		(19)	1	(28)	(2)	17
Net decrease (increase) in trading securities		514	1,669	(1,030)	(1,147)	1,583

Net cash provided by operating activities	42	5,250	4,619	1,449	1,745	5,033

Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months		(325)	1,113	(442)	(298)	1,091
Due from other financial institutions		522	(44)	554	(153)	(59)
Regulatory deposits		(76)	52	37	(78)	48
Loans and advances		(22,757)	(19,944)	(9,441)	(18,869)	(17,928)
Shares in controlled entities and associates		(35)	(2)	(1)	(5,361)	(701)
Investment securities
Purchases		(7,560)	(3,871)	(2,851)	(5,023)	(2,838)
Proceeds from sale or maturity		4,850	2,445	2,436	2,693	1,294
Controlled entities and associates
Purchased (net of cash acquired)
NBNZ		(3,224)	—	—	—	—
Other		—	—	(1,050)	—	—
Premises and equipment
Purchases		(345)	(368)	(385)	(237)	(292)
Proceeds from sale		53	51	101	4	38
Recovery from NHB litigation		—	—	248	—	—
Other		1,780	1,401	483	999	1,501

Net cash (used in) investing activities		(27,117)	(19,167)	(10,311)	(26,323)	(17,846)

Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions		(272)	(2,946)	(1,211)	427	(3,434)
Deposits and other borrowings		11,216	13,995	9,152	10,003	7,500
Due from/to controlled entities		—	—	—	630	4,993
Payables and other liabilities		(1,061)	1,000	362	1,075	1,140
Bonds and notes
Issue proceeds		14,181	8,255	4,537	13,233	7,788
Redemptions		(4,100)	(4,095)	(3,519)	(4,100)	(4,095)
Loan capital
Issue proceeds		2,694	3,380	759	2,694	3,380
Redemptions		(368)	(437)	(589)	(368)	(437)
Decrease (increase) in outside equity interests		(1)	(1)	1	—	—
Dividends paid		(1,561)	(1,322)	(1,178)	(1,463)	(1,220)
Share capital issues (ordinary capital)		3,695	120	112	3,695	120
ANZ StEPS preference share issue		—	1,000	—	—	1,000
ANZ StEPS issues costs		—	(13)	—	—	(13)
Preference share buyback		(1,045)	—	—	(1,045)	—

Net cash provided by financing activities		23,378	18,936	8,426	24,781	16,722

Net cash provided by operating activities		5,250	4,619	1,449	1,745	5,033
Net cash (used in) investing activities		(27,117)	(19,167)	(10,311)	(26,323)	(17,846)
Net cash provided by financing activities		23,378	18,936	8,426	24,781	16,722

Net (decrease) increase in cash and cash equivalents		1,511	4,388	(436)	203	3,909
Cash and cash equivalents at beginning of year		7,315	7,925	9,071	4,411	5,453
Foreign currency translation on opening balances		(972)	(4,998)	(710)	(372)	(4,951)

Cash and cash equivalents at end of year	42	7,854	7,315	7,925	4,242	4,411

The notes appearing on pages 29 to 126 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

Our critical accounting policies are described on pages 129 to 133.

1:  ACCOUNTING POLICIES

i)  Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. Except as disclosed below, these accounting policies are consistent with those of the previous year.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments which are recorded at market value with gains and losses on revaluation taken to the statement of financial performance, and the deemed cost of properties (deemed cost being the carrying amount of revalued non current assets as at the date of reverting to the cost basis per AASB 1041 - Revaluation of Non Current Assets) less any accumulated depreciation.

The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

ii)  Changes in Accounting Policies

There have been no changes in accounting policies for the year ended 30 September 2004.

iii)  Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities.

Shares in controlled entities are stated at deemed cost in the statement of financial position.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

Control means the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable that other entity to pursue the objectives of the controlling entity.

The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities.  The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. Interests in associates and joint ventures are reviewed annually for impairment primarily using a discounted cash flow methodology. In the course of completing this valuation other methodologies are considered to determine the reasonableness of the valuation including the multiples of earnings methodology.

All significant activities of the Group, with the exception of ING Australia Joint Venture and PT Panin Indonesia Bank, are operated through wholly owned controlled entities.

The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv)  Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years.

The unamortised balance of goodwill and notional goodwill and the period of amortisation are reviewed annually for impairment using a discounted cash flow methodology.  In the course of completing this valuation other analysis is considered to determine the reasonableness of the valuation including the multiples of earnings methodology. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

v)  Foreign currency

Financial assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings (net of tax).

vi)  Fee income

Fee and commission income are brought to account on an accruals basis.  Yield-related front-end application fees received are deferred and accrued to income as an adjustment to yield over the period of the loan. Non yield-related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are taken to income when the fees are receivable.  Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as revenue in the period in which the service is provided.

vii)  Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases, including hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance. The finance receivable component of operating leases is accounted for using the finance method and residual interest retained are recorded as other assets. At finalisation, goods are disposed of and proceeds received are applied against the residual value.  Any resulting gains or losses are recognised through income.

A hire purchase is a contract where Esanda or UDC (the ‘owner’) allows the customer (the ‘hirer’) the right to possess and use goods in return for regular payments.  When all payments are made the title to the goods will pass to the customer.

The gross amount of contractual payments for finance leases to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring.  A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

viii)  Bad and doubtful debts and other loss contingencies

Bad and doubtful debts:

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

• the history of credit loss for each type and risk grade of lending; and

• the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

Other loss contingencies:

These items are recorded as liabilities on the balance sheet when the following requirements are met:

• the transaction is probable in that the contingency is likely to occur; and

• can be reasonably estimated.

Further disclosure is made within note 48, where the above requirements are not met but the contingency falls within the category of “reasonably possible”.  Specific details are provided together with an estimate of the range or a statement that such as estimate is not possible.

ix)  Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

x)  Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance. Except for contracts subject to master netting agreements that create a legal right of set off for which only the net revaluation amount is recognised on the statement of financial performance, unrealised gains on trading securities are recognised as part of other assets and unrealized losses are recognised as part of other liabilities in a category described as “treasury instrument revaluations”.

Market value for listed and unlisted securities is determined by the price displayed by a willing buyer in a liquid market at the reporting date, adjusted for liquidity issues around the size of the parcel of securities held by the Group as compared to the normal daily trading volumes in the securities. Where a market price in a liquid market is not readily available, the market value is determined by reference to the market price available for a security with similar credit, maturity and yield characteristics or by using industry standard pricing models.

xi)  Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be an other than temporary diminution in value. The market value of listed and unlisted investment securities used for considering other than temporary impairment and fair market value disclosures is determined using quoted market prices for securities with the same or similar credit, maturity and yield characteristics.

Market value, used for impairment issues, is determined in accordance with the methodology discussed under Trading Securities.

xii)  Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

xiii)  Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the statement of financial performance.

Fair value losses arising from trading derivatives are not offset against fair value gains on the statement of financial position unless a legal right of set-off exists.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in the other income disclosure.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)  Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% to 33%
Software	14% to 33%

Leasehold improvements are amortised on a straight line basis over the shorter of the useful lives or remaining terms of the lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying value of all non current assets, including premises and equipment, have been assessed annually, and have not been found to be in excess of their recoverable amounts.  Recoverable amounts are determined through a combination of comparisons with market values and cash flows. If the carrying value of non current assets exceeds its recoverable amount, the asset is written down to the lower value.  Where assets working together as a group support the generation of cash flows, the recoverable amount is assessed in relation to the group of assets.

xv)  Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

For details of the impact of Tax Consolidation, refer notes 6, 19 and 25.

xvi)  Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)  Provisions

Refer to note 27 for the accounting policies covering various provisions excluding ELP which is detailed in note 1(viii) above.

xviii)  Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements, where a legal or constructive obligation exists.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

xix)  Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal installments over the lease term.

xx)  Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

xxi)  Life insurance

The Group’s life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date. On 1 May 2002 the Group’s life insurance business was transferred to a joint venture entity, (see note 45) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 40).

Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as ‘Other Assets’ in the Statement of Financial Position. Premiums with no due date are recognised as revenue on a cash received basis. This category relates to contracts which offer policy holders the facility to make additional payments but where there is no contractual requirement to do so.

Business is classified as investment-linked where the benefit amount is directly linked to the market value of the investments. The policy owner bears the risk and rewards of the fund’s investment performance. Non investment linked business covers a wide range of contracts where the benefit amount is not directly linked to the market value of the investments. Dependent upon the type of contract involved, benefits could be paid upon termination of the contract from any cause or specifically on death, or on the occurrence of a contingency dependent on the termination or continuation of human life or on the occurrence of injury or disability caused by accident or illness. The financial risk of the occurrence of the event which crystallizes the payment of the benefit is borne by the company.

Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policy owner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

All assets are measured at net market values as at the reporting date. Changes in the net market values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

xxii)  Capitalized expenses

Direct external expenses related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its expected yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behavior of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis.  Impairment of capitalized expenses is assessed through comparing the actual behavior of the portfolio against initial expected life assumptions.

2: INCOME

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest income
From other financial institutions	209	92	121	68	65
On regulatory deposits	—	—	1	—	—
On trading securities	359	272	261	245	230
On investment securities	275	180	136	210	125
On loans and advances	12,984	9,380	8,245	8,194	6,667
Other	290	291	273	200	213

	14,117	10,215	9,037	8,917	7,300
From controlled entities	—	—	—	137	78

Total interest income	14,117	10,215	9,037	9,054	7,378

Other operating income
i) Fee income
Lending	1,002	933	876	822	813
Other, commissions(1)	1,419	1,115	1,196	947	795

	2,421	2,048	2,072	1,769	1,608
From controlled entities	—	—	—	260	219

Total fee income	2,421	2,048	2,072	2,029	1,827

ii) Other income
Foreign exchange earnings	411	348	365	232	238
Profit on trading instruments	151	110	59	158	122
Significant item: Net profit before tax from sale of business to INGA joint venture	14	—	174	14	—
Significant item: Net profit before tax from the close out of the TrUEPrS swap	108	—	—	108	—
Hedge of TrUEPrS cash flows(2)	2	71	72	2	71
Life insurance margin on services operating income (refer note 40)	15	—	99	—	—
Profit(loss) on sale of premises(3)	(7)	6	5	—	—
Rental income	2	3	4	2	3
Other	129	116	89	482	1,729

Total other income(4)	825	654	867	998	2,163

Total other operating income	3,246	2,702	2,939	3,027	3,990

Share of joint venture profit from ING Australia(5) (refer note 45)	97	55	2	—	—
Share of associates profit (net of write offs)	48	51	29	—	—

Total share of joint venture and associates profit	145	106	31	—	—

Total income(6)	17,508	13,023	12,007	12,081	11,368

(1)          Includes commissions from funds management business (up to 30 April 2002)

(2)          Preference shares are issued via the TrUEPrS structure. This income is earned on a fixed receive/floating pay swap of the fixed dividend commitments.  $2 million in 2004 treated as significant item

(3)          Gross proceeds on sale of premises is $34 million (2003: $33 million, 2002: $42 million)

(4)          The Company’s other income’ include dividends received from controlled entities of $648 million (2003: $1,803 million)

(5)          Net of notional goodwill amortisation

(6)          Includes external dividend income of $3 million (2003: $10 million, 2002: $3 million) for the Group and $2 million (2003: $1 million) for the Company

3: EXPENSES

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest expense
To other financial institutions	238	183	246	161	164
On deposits	5,037	3,502	3,019	3,403	2,722
On borrowing corporations’ debt	481	445	404	—	—
On commercial paper	765	310	251	196	184
On loan capital, bonds and notes	1,699	1,052	801	1,515	1,014
Other	643	412	298	534	295

	8,863	5,904	5,019	5,809	4,379
To controlled entities	—	—	—	279	177

Total interest expense	8,863	5,904	5,019	6,088	4,556

Operating expenses
i) Personnel
Pension fund	145	109	103	108	94
Employee entitlements and taxes	144	122	129	108	106
Salaries and wages	1,431	1,177	1,134	975	912
Other	411	342	348	303	283

Total personnel expenses	2,131	1,750	1,714	1,494	1,395

ii) Premises
Amortisation of leasehold improvements	13	15	14	7	9
Depreciation of buildings and integrals	12	16	17	2	1
Rent	197	154	161	139	120
Utilities and other outgoings	109	88	92	81	74
Other	22	22	15	17	18

	353	295	299	246	222
To controlled entities	—	—	—	46	43

Total premises expenses	353	295	299	292	265

iii) Computer
Computer contractors	25	18	34	23	16
Data communication	83	61	62	48	41
Depreciation and amortisation	240	183	140	176	148
Rentals and repairs	59	70	59	62	63
Software purchased	101	103	105	90	90
Other	45	30	24	19	12

Total computer expenses	553	465	424	418	370

iv) Other
Advertising and public relations	130	91	98	72	66
Amortisation of goodwill(1)	146	18	20	8	9
Audit fees (refer note 5)	5	4	3	3	2
Depreciation of furniture and equipment(2)	44	33	35	27	26
Freight and cartage	41	35	36	32	29
Loss on sale of equipment	6	7	2	5	2
Non-lending losses, frauds and forgeries	49	48	51	30	36
Postage and stationery	111	92	97	66	67
Professional fees	112	101	97	83	86
Telephone	57	49	53	30	35
Travel	100	78	77	65	55
Other	128	102	84	189	165

Total other expenses	929	658	653	610	578

v) Restructuring	60	60	63	64	55

Total operating expenses	4,026	3,228	3,153	2,878	2,663

Significant item: recovery from NHB litigation	—	—	(248)	—	—

Total operating expenses including recovery from NHB litigation	4,026	3,228	2,905	2,878	2,663

Total expenses	12,889	9,132	7,924	8,966	7,219

(1)          In addition, there is a notional goodwill amortisation charge of $41 million (2003: $44 million; 2002: $18 million) included in the calculation of the share of income from the ING Australia joint venture

(2)          Excludes integrals $8 million (2003: $12 million), included in Premises disclosure

4:  EQUITY INSTRUMENTS ISSUED TO EMPLOYEES

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2004	2003	2002
	$m	$m	$m
Net profit attributable to shareholders of the Company	2,815	2,348	2,322
Expenses attributable to:
Options issued to Group Heads(1)	(8)	(8)	(7)
Options issued to general management(1)	(23)	(24)	(19)
Shares issued under $1,000 employee share plan	(22)	(18)	(18)

Total	2,762	2,298	2,278

(1)          Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of AASB 1046.  Value of options are amortised on a straight-line basis over the vesting period.

5: REMUNERATION OF AUDITORS

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Audit or review of financial reports of the Company or any entity in the Group	2,981	2,640	2,065	2,357	2,115
Other audit-related services(1),(2)	567	2,083	2,793	492	1,690
Other assurance services(3)	2,934	3,891	8,188	2,899	3,864

	6,482	8,614	13,046	5,748	7,669

Taxation	563	775	1,278	443	775

	563	775	1,278	443	775

Total	7,045	9,389	14,324	6,191	8,444

Overseas Related practices of KPMG Australia
Audit or review of financial reports of Group entities	1,834	1,293	1,305	346	315
Other audit-related services(1),(2)	1,494	1,503	1,611	556	639
Other assurance services(3)	77	1,473	316	32	1,194

	3,405	4,269	3,232	934	2,148

Taxation	65	83	200	31	10

	65	83	200	31	10

Total	3,470	4,352	3,432	965	2,158

Total remuneration of auditors	10,515	13,741	17,756	7,156	10,602

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with certain requirements of Section 324 of the Corporations Act 2001.  The class order exemption applies in that partners and associates of KPMG, not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate, may be indebted to the Company, provided that such indebtedness was i) less than $5,000; or ii) was for a mortgage loan on principal place of residence; or iii) arose prior to the date of Class Order, or prior to joining KPMG, and arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

KPMG has confirmed to ANZ that it has policies in place on loans from audit clients that are in accordance with Rule 2-01 of Regulation S-X and that neither KPMG nor any covered person or immediate family member have any loans outstanding from Australia and New Zealand Banking Group Limited and its related parties that are part of the audit client that are not in compliance with that rule.

(1)          Includes completion accounts review

(2)          Includes services for the audit or review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)          2004 includes an NBNZ due diligence oversight review and markets co-sourcing internal audit work which ceased in April 2004.  2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.  2002 includes due diligence services principally related to ING Australia joint venture. Under the policy adopted by ANZ in April 2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

6: INCOME TAX EXPENSE

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance
Profit before income tax	3,987	3,277	3,223	2,681	3,684

Prima facie income tax at 30%	1,196	983	967	804	1,105
Tax effect of permanent differences
Overseas tax rate differential	20	15	14	2	2
Other non-assessable income	(32)	(31)	(39)	(1)	—
Rebateable and non-assessable dividends	(20)	(16)	(11)	(194)	(541)
Life insurance accounting	(4)	—	7	—	—
Goodwill amortisation	46	5	4	1	1
Profit from associated and joint venture entities	(43)	(32)	(9)	(1)	—
NHB settlement tax rate differential	—	—	15	—	—
Sale of business to INGA joint venture	(4)	—	(48)	(4)	—
Other	11	5	(4)	105	52

	1,170	929	896	712	619
Income tax under/(over) provided in prior years	(2)	(3)	2	(2)	(3)

Total income tax expense	1,168	926	898	710	616

Australia	802	672	683	641	543
Overseas	366	254	215	69	73

	1,168	926	898	710	616

Tax Consolidation

The Company, Australia and New Zealand Banking Group Limited, is the head entity in the tax-consolidated group, comprising all the Australian wholly-owned subsidiaries, trusts and partnerships.  The implementation date for the tax-consolidated group is 1 October 2003. Under tax consolidations the head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group adjusted for the impact of arrangements made with other members of the tax - consolidated group.

Members of the tax-consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

The tax-consolidated group has also entered into a tax funding agreement that requires wholly-owned subsidiaries to make/receive contributions to the head entity for:

•                  deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•                  current tax assets and liabilities and deferred tax balances which have been calculated as if the wholly-owned subsidiaries were taxed on a “stand-alone” basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities which are equivalent to deferred tax balances.

Calculations at 30 September 2004 have been based on legislation enacted to that date. These calculations have resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances for the year ended 30 September 2004.

7: DIVIDENDS

	Consolidated					The Company
	2004		2003		2002	2004		2003
	$m		$m		$m	$m		$m
Ordinary dividends
Interim dividend	850		666		583	850		666
Proposed final dividend	777	(1)	—	(1)	692	777	(1)	—	(1)
Bonus option plan adjustment	(29)		(25)		(23)	(29)		(25)

Dividends on ordinary shares	1,598		641		1,252	1,598		641

(1)          Change in accounting standard in 2003.  Dividends no longer accrued and are recorded when declared. Final dividend of $983 million not included in above table

A final dividend of 54 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 17 December 2004 (2003 final dividend of 51 cents, paid 19 December 2003, fully franked, 2002: final dividend of 46 cents, paid 13 December 2002, fully franked). The 2004 interim dividend of 47 cents, paid 1 July 2004, was fully franked (2003: interim dividend of 44 cents, paid 1 July 2003, was fully franked, 2002: interim dividend of 39 cents, paid 1 July 2002, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2003: 30%, 2002: 30%).

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	36	102	117	—	—
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)	62	—	n/a	—	—

Dividends on preference shares	98	102	117	—	—

Trust Securities Issues (ANZ TrUEPrS)

In 1998 ANZ TrUEPrS issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carried an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts were payable quarterly in arrears. Payment dates were the fifteenth day of January, April, July and October in each year.  The preference shares were bought back on 12 December 2003.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs of $13 million).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note stapled to a fully paid preference share.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears (on 15 March, 15 June, 15 September, 15 December of each year) based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ STEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is $111 million (2003 and 2002: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2004 financial year, $421 million of franking credits which will be utilized in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

The 2004 amount includes franking credits that were transferred from Australian wholly-owned entities to the parent entity at 1 October 2003 when these entities entered the Australian tax consolidated group.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored.

Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

During the year, 3,909,659 ordinary shares were issued at $16.61 per share, and 3,906,171 ordinary shares at $17.84 per share, under the Dividend Reinvestment Plan (2003: 3,142,629 ordinary shares at $18.32 per share, and 3,081,237 ordinary shares at $18.48 per share)

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 927,439 ordinary shares were issued at $16.61 per share, and 844,425 ordinary shares at $17.84 per share, under the Bonus Option Plan (2003: 787,335 ordinary shares at $18.32 per share, and 747,652 ordinary shares at $18.48 per share).

	Declared dividend	Bonus options exercised	Amount paid
	$m	$m	$m
Final dividend 2003	777	(15)	762
Interim dividend 2004	850	(14)	836

	1,627	(29)	1,598

8:  EARNINGS PER ORDINARY SHARE

	Consolidated
	2004	2003	2002
	$m	$m	$m
Basic earnings per share (cents)(1)	153.1	142.4	141.4

Earnings reconciliation
Net profit	2,819	2,351	2,325
Less: net profit attributable to outside equity interests	4	3	3
Less: preference share dividend paid	98	102	117
Earnings used in calculating basic earnings per share	2,717	2,246	2,205

Weighted average number of ordinary shares (millions)(1)
Used in calculating basic earnings per share	1,774.1	1,577.8	1,559.8

Diluted earnings per share (cents)(1)	149.7	141.7	140.4

Earnings reconciliation
Net profit	2,819	2,351	2,325
Less: net profit attributable to outside equity interests	4	3	3
Less: preference share dividend paid	98	102	117
Add: Hybrid interest expense	44	—	—
Earnings used in calculating diluted earnings per share	2,761	2,246	2,205

Weighted average number of ordinary shares (millions)(1)
Used in calculating basic earnings per share	1,774.1	1,577.8	1,559.8
Add: potential conversion of options to ordinary shares(1)	70.7	7.2	10.2
Used in calculating diluted earnings per share	1,844.8	1,585.0	1,570.0

(1)          Discounted for rights issue

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.0 million.

StEPS has not been included in the calculation of diluted EPS as they are not dilutive.  Refer to note 30.

9: LIQUID ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	696	601	678	522
Money at call, bills receivable and remittances in transit	157	753	121	747
Securities purchased under agreement to resell less than 90 days	568	496	552	496

	1,421	1,850	1,351	1,765

Overseas
Coins, notes and cash at bankers	418	284	103	96
Money at call, bills receivable and remittances in transit	2,289	1,647	1,087	882
Other banks’ certificates of deposit	2,080	2,437	1,203	1,173
Securities purchases under agreement to resell less than 90 days	155	374	—	—

	4,942	4,742	2,393	2,151

Total liquid assets	6,363	6,592	3,744	3,916

Maturity analysis based on original term to maturity at 30 September
Less than 90 days	4,999	5,509	2,408	2,834
More than 90 days	1,364	1,083	1,336	1,082

Total liquid assets	6,363	6,592	3,744	3,916

10: DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia	498	646	488	638
Overseas	4,283	1,781	2,049	1,505

Total due from other financial institutions	4,781	2,427	2,537	2,143

Maturity analysis based on remaining term to maturity at 30 September
Overdraft	370	638	299	636
Less than 3 months	2,692	1,283	1,729	1,051
Between 3 months and 12 months	824	351	349	309
Between 1 year and 5 years	790	84	58	83
After 5 years	105	71	102	64

	4,781	2,427	2,537	2,143

11: TRADING SECURITIES

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Unlisted – Australia
Commonwealth securities	164	475	164	475
Local, semi-government and other government securities	1,693	1,230	1,693	1,230
ANZ accepted bills	1,875	820	1,875	820
Other securities and equity securities	627	1,142	568	1,109

	4,359	3,667	4,300	3,634

Unlisted – Overseas
Other government securities	631	395	241	2
Other securities and equity securities	488	151	242	—

	1,119	546	483	2

Total unlisted	5,478	4,213	4,783	3,636

Total trading securities	5,478	4,213	4,783	3,636

12: INVESTMENT SECURITIES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m

Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	4	4	—	—

	4	4	—	—

Listed – Overseas
Other government securities	1,070	546	1,070	546
Other securities and equity investments	1,354	1,540	1,354	1,540

	2,424	2,086	2,424	2,086

Total listed	2,428	2,090	2,424	2,086

Unlisted – Australia
Local and semi-government securities	895	1,362	895	1,362
Other securities and equity investments	2,786	250	2,660	157

	3,681	1,612	3,555	1,519

Unlisted – Overseas
New Zealand government securities	914	399	—	—
Other government securities	357	237	133	131
Other securities and equity investments	366	429	5	102

	1,637	1,065	138	233

Total unlisted	5,318	2,677	3,693	1,752

Total investment securities	7,746	4,767	6,117	3,838

Market value information
Listed – Australia
Other securities and equity investments	12	2	—	—

	12	2	—	—

Listed – Overseas
Other government securities	1,072	548	1,072	548
Other securities and equity investments	1,358	1,537	1,358	1,537

	2,430	2,085	2,430	2,085

Total market value of listed investment securities	2,442	2,087	2,430	2,085

Unlisted – Australia
Local and semi-government securities	895	1,362	895	1,362
Other securities and equity investments	2,785	251	2,659	157

	3,680	1,613	3,554	1,519

Unlisted – Overseas
New Zealand government securities	913	399	—	—
Other government securities	361	238	137	132
Other securities and equity investments	366	429	5	102

	1,640	1,066	142	234

Total market value of unlisted investment securities	5,320	2,679	3,696	1,753

Total market value of investment securities	7,762	4,766	6,126	3,838

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2004

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	695	200	—	—	—	—	895	895
Other securities and equity investments	2,480	50	51	162	—	47	2,790	2,797

	3,175	250	51	162	—	47	3,685	3,692

Overseas
New Zealand government securities	589	325	—	—	—	—	914	913
Other government securities	861	491	75	—	—	—	1,427	1,433
Other securities and equity investments	194	442	1,077	1	6	—	1,720	1,724

	1,644	1,258	1,152	1	6	—	4,061	4,070

Total book value	4,819	1,508	1,203	163	6	47	7,746	n/a

Total market value	4,784	1,508	1,251	165	6	48	n/a	7,762

Weighted average yields (1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	5.37	—	—	—
Other securities and equity investments	5.33	6.49	6.56	—
Overseas
New Zealand government securities	6.08	—	—	—
Other government securities	4.37	7.89	—	—
Other securities and equity investments	3.00	2.71	2.84	2.18

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2004

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,002	360	—	—	—	—	1,362	1,362
Other securities and equity investments	95	60	68	—	—	31	254	253

	1,097	420	68	—	—	31	1,616	1,615

Overseas
New Zealand government securities	291	108	—	—	—	—	399	399
Other government securities	220	363	200	—	—	—	783	786
Other securities and equity investments	831	503	635	—	—	—	1,969	1,966

	1,342	974	835	—	—	—	3,151	3,151

Total book value	2,439	1,394	903	—	—	31	4,767	n/a

Total market value	2,439	1,393	903	—	—	31	n/a	4,766

Weighted average yields (1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	4.70	—	—	—
Other securities and equity investments	4.94	4.95	—	—
Overseas
New Zealand government securities	4.99	—	—	—
Other government securities	7.74	6.25	—	—
Other securities and equity investments	3.11	1.92	—	—

(1)          Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2003

13: NET LOANS AND ADVANCES

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Overdrafts	4,390	3,915	4,390	3,915
Credit card out standings	4,523	4,265	4,523	4,265
Term loans – housing	71,499	62,482	71,499	62,482
Term loans – non-housing	49,217	41,133	44,098	35,804
Lease finance (refer below)	2,667	2,613	1,061	1,020
Hire purchase	7,093	6,127	497	398
Other	1,091	785	1,066	760

	140,480	121,320	127,134	108,644

New Zealand
Overdrafts	1,604	611	—	—
Credit card out standings	1,032	491	—	—
Term loans – housing	31,519	10,551	—	—
Term loans – non-housing	22,472	7,425	—	—
Lease finance (refer below)	493	370	—	—
Hire purchase	517	496	—	—
Other	584	985	—	—

	58,221	20,929	—	—

Overseas markets
Overdrafts	558	740	408	579
Credit card out standings	128	134	7	21
Term loans – housing	464	361	363	266
Term loans – non-housing	8,730	8,984	7,314	7,437
Lease finance (refer below)	111	239	79	216
Commercial bills	78	78	78	78
Other	44	2	40	2

	10,113	10,538	8,289	8,599

Total gross loans and advances	208,814	152,787	135,423	117,243

Provisions for doubtful debts (refer note 15)	(2,376)	(2,018)	(1,655)	(1,712)

Income yet to mature	(1,476)	(1,304)	(1)	(1)

	(3,852)	(3,322)	(1,656)	(1,713)

Total net loans and advances	204,962	149,465	133,767	115,530

Lease finance consists of gross lease receivables
Current	555	615	102	124
Non-current	2,716	2,607	1,038	1,112

	3,271	3,222	1,140	1,236

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2004

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	544	791	583	1,156	1,518	4,592
Business service	216	559	358	1,025	1,188	3,346
Entertainment, leisure and tourism	76	814	850	820	1,100	3,660
Financial, investment and insurance	366	854	1,297	625	406	3,548
Government and official institutions	1	87	2	15	21	126
Lease finance	—	90	238	1,820	519	2,667
Manufacturing	310	1,432	613	1,507	872	4,734
Personal(2)	6,260	7,073	143	5,521	495	19,492
Real-estate – construction	207	185	192	1,100	684	2,368
Real-estate – mortgage(3)	137	2,886	2,406	10,206	66,136	81,771
Retail and wholesale trade	597	1,960	510	1,822	2,737	7,626
Other	199	2,441	925	1,662	1,323	6,550
New Zealand
Agriculture, forestry, fishing and mining	113	792	512	5,388	2,613	9,418
Business service	242	52	100	285	167	846
Entertainment, leisure and tourism	75	25	198	415	178	891
Financial, investment and insurance	75	316	98	2,175	69	2,733
Government and official institutions	7	106	24	129	71	337
Lease finance	15	2	137	333	6	493
Manufacturing	186	342	143	972	326	1,969
Personal(2)	867	82	234	792	180	2,155
Real-estate – construction	98	130	91	216	89	624
Real-estate – mortgage(3)	620	2,776	2,147	4,554	24,628	34,725
Retail and wholesale trade	189	249	158	634	314	1,544
Other	149	349	336	1,168	484	2,486
Overseas Markets
Agriculture, forestry, fishing and mining	13	120	230	446	324	1,133
Business service	10	7	5	54	9	85
Entertainment, leisure and tourism	4	14	7	32	20	77
Financial, investment and insurance	14	88	47	294	112	555
Government and official institutions	26	4	11	69	14	124
Lease finance	73	—	—	15	23	111
Manufacturing	59	878	312	1,110	354	2,713
Personal(2)	6	46	53	170	164	439
Real-estate – construction	12	6	34	39	6	97
Real-estate – mortgage(3)	10	40	18	277	233	578
Retail and wholesale trade	216	243	95	93	42	689
Other	243	380	268	1,105	1,516	3,512

Gross loans and advances	12,235	26,219	13,375	48,044	108,941	208,814

Specific provision for doubtful debts	(384)	—	—	—	—	(384)
Income yet to mature	(12)	(355)	(287)	(816)	(6)	(1,476)

	(396)	(355)	(287)	(816)	(6)	(1,860)

Loans and advances net of specific provision and income yet to mature	11,839	25,864	13,088	47,228	108,935	206,954

General provision	—	—	—	—	(1,992)	(1,992)

Net loans and advances	11,839	25,864	13,088	47,228	106,943	204,962

Interest rate sensitivity
Fixed interest rates(4)	278	11,029	8,060	22,057	43,720	84,694
Variable interest rates	11,957	15,190	5,315	25,987	65,671	124,120

	12,235	26,219	13,375	48,044	108,941	208,814

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real-estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2003

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	505	417	655	1,001	1,251	3,829
Business service	243	261	313	869	946	2,632
Entertainment, leisure and tourism	100	588	199	805	940	2,632
Financial, investment and insurance	1,355	705	897	1,733	276	4,966
Government and official institutions	2	—	2	20	27	51
Lease finance	—	113	289	1,701	510	2,613
Manufacturing	345	2,068	479	1,125	1,349	5,366
Personal(2)	4,491	5,322	210	5,046	579	15,648
Real-estate – construction	223	66	114	821	543	1,767
Real-estate – mortgage(3)	125	1,990	1,811	9,871	55,863	69,660
Retail and wholesale trade	621	2,086	620	1,241	2,253	6,821
Other	170	2,284	647	1,065	1,169	5,335
New Zealand
Agriculture, forestry, fishing and mining	85	30	229	588	679	1,611
Business service	7	1	—	35	96	139
Entertainment, leisure and tourism	23	3	7	71	332	436
Financial, investment and insurance	61	5	462	564	75	1,167
Government and official institutions	7	2	6	62	70	147
Lease finance	25	28	79	236	2	370
Manufacturing	58	27	185	493	440	1,203
Personal(2)	43	171	202	375	39	830
Real-estate – construction	16	27	56	153	56	308
Real-estate – mortgage(3)	629	38	623	464	10,198	11,952
Retail and wholesale trade	51	10	100	385	428	974
Other	97	61	137	712	785	1,792
Overseas Markets
Agriculture, forestry, fishing and mining	17	111	252	534	231	1,145
Business service	14	6	15	146	3	184
Entertainment, leisure and tourism	6	16	17	32	27	98
Financial, investment and insurance	5	78	23	137	106	349
Government and official institutions	11	9	16	81	10	127
Lease finance	73	4	4	10	148	239
Manufacturing	171	418	394	1,089	379	2,451
Personal(2)	10	177	119	202	433	941
Real-estate – construction	13	14	8	125	4	164
Real-estate – mortgage(3)	49	16	61	403	278	807
Retail and wholesale trade	263	259	19	186	40	767
Other	242	191	195	1,269	1,369	3,266

Gross loans and advances	10,156	17,602	9,445	33,650	81,934	152,787

Specific provision for doubtful debts	(484)	—	—	—	—	(484)
Income yet to mature	(96)	(287)	(256)	(661)	(4)	(1,304)

	(580)	(287)	(256)	(661)	(4)	(1,788)

Loans and advances net of specific provision and income yet to mature	9,576	17,315	9,189	32,989	81,930	150,999

General provision	—	—	—	—	(1,534)	(1,534)

Net loans and advances	9,576	17,315	9,189	32,989	80,396	149,465

Interest rate sensitivity
Fixed interest rates(4)	372	8,585	4,724	22,739	19,826	56,246
Variable interest rates	9,784	9,017	4,721	10,911	62,108	96,541

	10,156	17,602	9,445	33,650	81,934	152,787

(1)   Overdraft includes credit cards and unsecured lending

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)   Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

14: IMPAIRED ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	829	1,007	644	865
Restructured loans	32	—	32	—
Unproductive facilities	29	39	29	38

Gross impaired assets	890	1,046	705	903
Specific provisions
Non-accrual loans	(378)	(482)	(268)	(427)
Unproductive facilities	(6)	(2)	(6)	(2)

Net impaired assets	506	562	431	474

Non-accrual loans
Non-accrual loans	829	1,007	644	865
Specific provisions	(378)	(482)	(268)	(427)

Total net non-accrual loans	451	525	376	438

Restructured loans
For these loans interest and fees are recognized as income on an accrual basis	32	—	32	—

Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—

Unproductive facilities
Unproductive facilities	29	39	29	38
Specific provisions	(6)	(2)	(6)	(2)

Net unproductive facilities	23	37	23	36

Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	293	213	175	163

Consolidated average non-accrual loans: September 2004 $912 million; September 2003 $1,103 million; September 2002 $1,254 million Further analysis of impaired assets at 30 September 2004 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding	Specific provision	Interest and/or other income received	Gross balance outstanding	Specific provision	Interest and/or other income received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	82	—	3	79	—	2
New Zealand	6	—	—	—	—	—
Overseas markets	27	—	7	27	—	6

	115	—	10	106	—	8

With provisions and no, or partial, performance(1)
Australia	338	208	3	296	184	2
New Zealand	109	69	1	—	—	—
Overseas markets	265	100	5	241	83	5

	712	377	9	537	267	7

With provisions and full performance(1)
Australia	1	1	—	1	1	—
New Zealand	—	—	—	—	—	—
Overseas markets	1	—	—	—	—	—

	2	1	—	1	1	—
Total non-accrual loans	829	378	19	644	268	15
Restructured loans	32	—	—	32	—	—
Unproductive facilities	29	6	—	29	6	—
Total impaired assets	890	384	19	705	274	15

(1)   A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	29	36	24	28
New Zealand	8	2	—	—
Overseas markets	25	31	15	23

Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	62	69	39	51

Interest and other income received
Australia	(6)	(10)	(4)	(9)
New Zealand	(1)	(1)	—	—
Overseas markets	(12)	(12)	(11)	(11)

Total interest and other income received	(19)	(23)	(15)	(20)

Net interest and other income forgone
Australia	23	26	20	19
New Zealand	7	1	—	—
Overseas markets	13	19	4	12

Total net interest and other income forgone	43	46	24	31

15: PROVISIONS FOR DOUBTFUL DEBTS

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,534	1,496	1,386	1,283	1,310
Acquisition of provisions	216	—	—	—	—
Adjustment for exchange rate fluctuations	53	(49)	(22)	16	(70)
Charge to statement of financial performance	632	614	610	433	465
Significant transactions: special charge to statement of financial performance(1)	—	—	250	—	—
Transfer to specific provision	(525)	(588)	(788)	(399)	(460)
Recoveries	82	61	60	48	38

Total general provision	1,992	1,534	1,496	1,381	1,283

Specific provision
Balance at start of year	484	585	500	429	509
Acquisition of provisions	57	—	—	—	—
Adjustment for exchange rate fluctuations	(2)	(49)	(6)	(7)	(43)
Bad debts written off	(680)	(640)	(697)	(547)	(497)
Transfer from general provision	525	588	788	399	460

Total specific provision	384	484	585	274	429

Total provisions for doubtful debts	2,376	2,018	2,081	1,655	1,712

Provision movement analysis
New and increased provisions
Australia	459	418	423	404	360
New Zealand	80	45	54	—	—
Other overseas markets	86	212	421	60	163

	625	675	898	464	523
Provision releases	(100)	(87)	(110)	(65)	(63)

	525	588	788	399	460
Recoveries of amounts previously written off	(82)	(61)	(60)	(48)	(38)

Net specific provision	443	527	728	351	422
Net credit to general provision	189	87	132	82	43

Charge to statement of financial performance	632	614	860	433	465

Ratios	%	%	%	%	%
Provisions(2) as a % of total advances(3)
Specific	0.2	0.3	0.4	0.2	0.3
General	1.0	0.9	1.1	0.9	1.0
Provisions(2) as a % of risk weighted assets
Specific	0.2	0.3	0.4	0.2	0.4
General	1.0	1.0	1.1	1.0	1.1

Bad debts written off as a % of total advances(3)	0.3	0.4	0.5	0.4	0.4

Net specific provision as a % of total advances(3)	0.2	0.3	0.5	0.2	0.3

(1)   Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the environment relevant at that time of unexpected investment grade defaults

(2)   Excludes provisions for unproductive facilities

(3)   See Glossary on page 141

16: CUSTOMERS’ LIABILITIES FOR ACCEPTANCES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	813	797	813	797
Business service	572	550	572	550
Entertainment, leisure and tourism	502	473	502	473
Financial, investment and insurance	1,081	977	1,081	977
Manufacturing	1,710	2,251	1,710	2,251
Personal(1)	5	80	5	80
Real-estate – construction	132	112	132	112
Real-estate – mortgage(2)	5,073	5,463	5,073	5,463
Retail and wholesale trade	1,524	1,810	1,524	1,810
Other	994	629	994	629

	12,406	13,142	12,406	13,142

Overseas
Financial, investment and insurance	6	11	6	11
Manufacturing	44	20	44	20
Retail and wholesale trade	10	4	10	4
Other	—	1	—	1

	60	36	60	36

Total customers’ liabilities for acceptances	12,466	13,178	12,466	13,178

(1)   Personal includes non-business acceptances to individuals

(2)   Real-estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17: REGULATORY DEPOSITS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Overseas central banks	176	101	144	68

18:  SHARES IN CONTROLLED ENTITIES, ASSOCIATES AND JOINT VENTURE ENTITIES

Refer notes 43 to 45 for details.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Total shares in controlled entities	—	—	11,472	8,054
Total shares in associates	263	166	45	41
Total shares in joint venture entity	1,697	1,648	—	—

Total shares in controlled entities, associates and joint venture entities	1,960	1,814	11,517	8,095

ACQUISITIONS OF CONTROLLED ENTITIES

During the year ended 30 September 2004 the following material controlled entities were acquired:

On 1 December 2003, the Company acquired NBNZ Holdings Ltd and its controlled entities (NBNZ).  Details of the acquisition are disclosed in note 42.  The operating results of these acquired entities have been included in consolidated operating profit since acquisition.

A restructuring provision of $25 million was established for restructuring the operations of the acquired entities.  A balance of $24 million remains in the provision at 30 September 2004.  On 26 June 2004, NBNZ was amalgamated into ANZ Banking Group (New Zealand) Limited. ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

There were no material controlled entities acquired during the year ended 30 September 2003.

DISPOSALS OF CONTROLLED ENTITIES

There were no material controlled entities disposed of during the years ended 30 September 2004 and 2003.

19: DEFERRED TAX ASSETS

	Consolidated		The Company
	2004	2003	2004		2003
	$m	$m	$m		$m
Future income tax assets comprises
General provision for doubtful debts	650	505	442		414
Other	804	660	295		332

Total income tax assets	1,454	1,165	737	(1)	746

Future income tax assets
Australia	959	874	636		605
Overseas	495	291	101		141

	1,454	1,165	737		746

(1)   Gross deferred tax assets for the Company $1,060 million (2004) less inter company liability to tax consolidated controlled entities $323 million (2004)

Certain potential future income tax assets within the Group have not been recognized as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $nil, 2003: nil), and from realized capital losses (benefits could amount to $67 million, 2003: nil).

These benefits will only be obtained if:

i)      the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realized;

ii)     the relevant entities continue to comply with the conditions for deductibility imposed by law; and

iii)    there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

20: GOODWILL

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Goodwill – at cost	3,509	248	123	128
Accumulated amortization	(240)	(88)	(49)	(41)

Total goodwill(1)	3,269	160	74	87

(1)   Excludes notional goodwill related to the ING Australia joint venture of $754 million (September 2003: $821 million)

21: OTHER ASSETS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Property held for resale
Cost of acquisition	—	2	—	—
Provision for diminution in value	—	—	—	—

	—	2	—	—

Accrued interest/prepaid discounts	1,568	1,085	1,181	859
Accrued commission	82	81	55	55
Prepaid expenses	71	70	10	13
Treasury instruments revaluations	4,456	5,963	3,738	5,379
Security settlements	952	373	10	360
Operating leases residual value	535	461	—	—
Life insurance business investments	65	—	—	—
Other	1,429	2,189	757	1,376

Total other assets	9,158	10,224	5,751	8,042

22:  PREMISES AND EQUIPMENT

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Freehold and leasehold land and buildings
At cost(1)	472	442	31	22
Provision for depreciation	(24)	(16)	(1)	(1)

	448	426	30	21

Leasehold improvements
At cost	209	168	117	108
Provision for amortization	(148)	(116)	(78)	(71)

	61	52	39	37

Furniture and equipment
At cost	920	725	519	507
Provision for depreciation	(614)	(488)	(342)	(324)

	306	237	177	183

Computer and office equipment
At cost	964	853	646	636
Provision for depreciation	(712)	(572)	(462)	(419)

	252	281	184	217

Software
At cost	728	624	614	560
Provision for amortisation	(298)	(159)	(239)	(139)

	430	465	375	421

Capital works in progress
At cost	35	24	21	18

Total premises and equipment	1,532	1,485	826	897

(1)   In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets ‘land and buildings’.

As all properties are carried at deemed cost subject to individually meeting a recoverable amount test, valuations are carried out on all properties with a carrying value in excess of $1 million every three years.  Properties carrying values are not increased to market values if valuations exceed carrying amounts. However, if the valuation of an individual property is determined to be less than its carrying amount, it will be written down to the lower amount.

The properties are subject to external valuation by independent values. Valuations are based on the estimated open market value and assume that the properties concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings was carried out as at 30 June 2002 by Jones Lang La Salle Advisory and resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

At 30 September 2004, the recoverable amount review of properties, with net carrying values equal to or greater than $2 million was completed.  Properties were reviewed for the existence of impairment indicators that might provide evidence that the property’s recoverable amount exceeded its carrying value.  One property was identified as impaired and a loss of $2 million was booked.

Group accounting policy covering the amortisation of software costs capitalised are detailed in note 1(xiv).  As at 30 September 2004 the weighted average amortisation period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Freehold and leasehold land and buildings
Carrying amount at beginning of year	426	455	21	27
Additions	15	13	10	4
Acquisitions(1)	53	—	—	—
Disposals(2)	(43)	(35)	(1)	(7)
Depreciation	(4)	(4)	—	(1)
Net foreign currency exchange difference	1	(3)	—	(2)

Carrying amount at end of year	448	426	30	21

Leasehold improvements
Carrying amount at beginning of year	52	44	37	30
Additions	17	25	9	16
Acquisitions(1)	10	—	—	—
Disposals	(6)	(2)	—	—
Amortization	(13)	(15)	(7)	(9)
Net foreign currency exchange difference	1	—	—	—

Carrying amount at end of year	61	52	39	37

Furniture and equipment(3)
Carrying amount at beginning of year	237	231	183	161
Additions	111	56	58	50
Acquisitions(1)	79	—	—	—
Disposals	(66)	(1)	(33)	—
Depreciation	(52)	(45)	(29)	(26)
Net foreign currency exchange difference	(3)	(4)	(2)	(2)

Carrying amount tend of year	306	237	177	183

Computer and office equipment
Carrying amount at beginning of year	281	283	217	235
Additions	80	110	65	94
Acquisitions(1)	14	—	—	—
Disposals	(14)	(12)	(26)	(36)
Depreciation	(111)	(100)	(72)	(75)
Net foreign currency exchange difference	2	—	—	(1)

Carrying amount at end of year	252	281	184	217

Software
Carrying amount at beginning of year	465	419	421	389
Additions	114	141	92	115
Acquisitions(1)	17	—	—	—
Write offs(4)	(37)	(12)	(34)	(10)
Amortisation	(129)	(83)	(104)	(73)

Carrying amount at end of year	430	465	375	421

Capital works in progress
Carrying amount at beginning of year	24	32	18	24
Net additions(transfers)	8	(8)	3	(6)
Acquisitions(1)	3	—	—	—

Carrying amount at end of year	35	24	21	18

Total premises and equipment	1,532	1,485	826	897

(1)   Relates to NBNZ acquisition at 1 December 2003. Additions after this date are included in the “Additions” lines

(2)   Includes $2 million write down in carrying value of one property

(3)   Include integrals

(4)   Software write offs arose where projects were terminated and the software no longer utilized

23: DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia	1,346	1,652	1,345	1,652
Overseas	6,003	4,815	4,515	3,838

Total due to other financial institutions	7,349	6,467	5,860	5,490

Maturity analysis based on remaining term to maturity at 30 September
At call	2,255	2,887	1,853	1,948
Less than 3 months	4,152	2,893	3,346	2,859
Between 3 months and 12 months	662	686	661	682
Between 1 year and 5 years	280	1	—	1

Total due to other financial institutions	7,349	6,467	5,860	5,490

24: DEPOSITS AND OTHER BORROWINGS

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Certificates of deposit	12,221	7,029	12,221	7,029
Term deposits	22,615	19,263	23,273	19,814
Other deposits bearing interest	45,155	40,864	45,155	40,852
Deposits not bearing interest	4,005	3,881	4,005	3,881
Commercial paper	4,708	5,458	2,099	3,722
Borrowing corporations’ debt(1)	7,214	6,822	—	—
Securities sold under agreement to repurchase	78	299	78	299
Other borrowings	509	713	509	713

	96,505	84,329	87,340	76,310

Overseas
Certificates of deposit	4,844	3,119	1,365	1,786
Term deposits	30,941	19,683	9,629	10,768
Other deposits bearing interest	15,891	6,536	782	771
Deposits not bearing interest	4,207	1,950	632	452
Commercial paper	14,072	6,981	—	—
Borrowing corporations’ debt(2)	2,034	1,797	—	—
Other borrowings	63	99	63	99

	72,052	40,165	12,471	13,876

Total deposits and other borrowings	168,557	124,494	99,811	90,186

Maturity analysis based on remaining term to maturity at 30 September
At call	68,421	52,726	50,013	45,225
Less than 3 months	74,186	56,587	37,783	37,323
Between 3 months and 12 months	17,923	10,300	7,337	5,291
Between 1 year and 5 years	7,923	4,860	4,662	2,335
After 5 years	104	21	16	12

Total deposits and other borrowings	168,557	124,494	99,811	90,186

(1)   Included in this balance is debenture stock of controlled entities. $7.2 billion of debenture stock of the consolidated subsidiary company Esanda together with accrued interest thereon, is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entity other than land and buildings ($12,100 million).  All controlled entities of Esanda (except for some controlled entities which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the Company. The only loans pledged as collateral are those in Esanda and its subsidiaries

(2)   This balance represents NZ$2.2 billion of secured debenture stock of the consolidated subsidiary UDC Finance Limited and the interest accruals thereon are secured by a floating charge over all assets of the UDC Finance Limited and its’ subsidiaries(NZ$2,527 million)

25: INCOME TAX LIABILITIES

	Consolidated		The Company
	2004	2003	2004		2003
	$m	$m	$m		$m
Australia
Provision for income tax	242	(303)	203		(381)
Provision for deferred income tax	1,354	1,168	921		801

	1,596	865	1,124		420

Overseas
Provision for income tax	93	52	18		26
Provision for deferred income tax	225	166	109		100

	318	218	127		126

Total income tax liabilities	1,914	1,083	1,251	(1)	546

Provision for deferred income tax comprises
Lease finance	166	95	79		46
Treasury instruments	497	511	497		511
Other	916	728	454		344

	1,579	1,334	1,030		901

(1)   Gross income tax liabilities for the company $1,724 million (2004) less inter company as set to tax consolidated controlled entities $473 million (2004)

26: PAYABLES AND OTHER LIABILITIES

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Payables	4,746	3,102	4,700	3,145
Accrued interest and unearned discounts	1,169	864	1,051	758
Treasury instruments revaluations	3,274	5,997	3,781	5,995
Accrued charges	297	312	255	299
Security settlements	1	165	1	165
Other liabilities	438	693	291	642

	9,925	11,133	10,079	11,004

Overseas
Payables	145	197	1	5
Accrued interest and unearned discounts	647	341	259	178
Treasury instruments revaluations	2,382	1,335	143	104
Accrued charges	237	143	43	49
Security settlements	378	—	—	—
Life insurance policy liabilities	30	—	—	—
Other liabilities	468	462	365	331

	4,287	2,478	811	667

Total payables and other liabilities	14,212	13,611	10,890	11,671

27: PROVISIONS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Employee entitlements(1)	333	269	248	237
Dividends(refer note 7)	—	—	—	—
Non-lending losses, frauds and forgeries	171	164	125	128
Restructuring costs and surplus leased space	106	92	66	68
Other	235	244	179	181

Total provisions	845	769	618	614

(1)   The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for pay roll tax and fringe benefits tax. The aggregate liability as at 30 September 2004 was $456 million consolidated and $284 million for the company (30 September 2003: were $362 million consolidated and $263 million for the company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements are set out below:

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Dividends(1)
Carrying amount at beginning of the year	—	692	—	692
Final ordinary dividend	777	n/a	777	n/a
Interim ordinary dividend	850	666	850	666
Preference share dividend	98	102	98	102
Payments made during the year(2)	(1,725)	(1,460)	(1,725)	(1,460)

Carrying amount at the end of the year	—	—	—	—

Restructuring costs and surplus leased space(3)
Carrying amount at beginning of the year	92	143	68	103
Acquisition provision (NBNZ)	27	—	—	—
Provision made during the year	69	45	63	43
Payments made during the year	(68)	(80)	(50)	(62)
Release of Provisions	(15)	(16)	(15)	(16)
Adjustment for exchange rate fluctuations	1	—	—	—

Carrying amount at the end of the year	106	92	66	68

Non-lending losses frauds and forgeries(4)
Carrying amount at beginning of the year	164	216	128	184
Provision made during the year	18	17	4	6
Payments made during the year	(7)	(59)	(3)	(57)
Release of Provisions	(4)	(10)	(4)	(5)

Carrying amount at the end of the year	171	164	125	128

Other provisions(5)
Carrying amount at beginning of the year	244	298	181	268
Provision made during the year	209	153	165	111
Payments made during the year	(173)	(130)	(127)	(129)
Release of Provisions	(46)	(76)	(40)	(68)
Adjustment for exchange rate fluctuations	1	(1)	—	(1)

Carrying amount at the end of the year	235	244	179	181

(1)   A provision for dividends payable will be recognized in the reporting period in which the dividends are declared, determined, or publicly recommended. Current practice is to publicly announce dividends after the reporting period to which the dividend relates

(2)   Includes issue of ordinary shares under the Bonus Option Plan (2004: $29 million; 2003: $25 million)

(3)   Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business under taken by the Group or the manner in which that business is undertaken, and includes termination benefits.  Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated

(4)   Non-lending losses, frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events

(5)   Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers’ compensation and other non-employee entitlement provisions

28: BONDS AND NOTES

		Consolidated		The Company
		2004	2003	2004	2003
		$m	$m	$m	$m
Bonds and notes by currency
USD	United States dollars	4,718	5,772	4,262	5,331
GBP	Great British pounds	3,896	1,758	3,896	1,758
AUD	Australian dollars	979	688	979	688
NZD	New Zealand dollars	667	31	33	31
JPY	Japanese yen	1,433	304	1,433	304
EUR	Euro	10,863	4,903	9,571	4,903
HKD	Hong Kong dollars	2,805	2,259	2,619	2,259
CHF	Swiss francs	831	389	831	389
CAD	Canadian dollars	1,258	184	1,258	184
NOK	Norwegian krone	82	84	82	84
SGD	Singapore dollars	70	200	70	200

Total bonds and notes		27,602	16,572	25,034	16,131

Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months		419	269	419	269
Between 3 months and 12 months		4,238	3,652	4,145	3,652
Between 1 year and 5 years		22,870	12,651	20,395	12,210
After 5 years		75	—	75	—

Total bonds and notes		27,602	16,572	25,034	16,131

29: LOAN CAPITAL

Interest Rate	Consolidated	The Company
2004	2003	2004	2003
%	$m	$m	$m	$m
Hybrid loan capital (subordinated)
US Stapled trust security issue
USD 350m cumulative trust securities due 2053	4.484	488	—	488	—
USD 750m cumulative trust securities due 2053	5.36	1,047	—	1,047	—

1,535	—	1,535	—

Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1) +0.15	419	442	419	442

419	442	419	442

Subordinated notes
USD	250m	fixed notes due 2004	6.25	—	367	—	367
USD	500m	fixed notes due 2006	7.55	698	735	698	735
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	6	6	6
USD	7.9m	floating rate notes due 2007	LIBOR + 0.50	11	17	11	17
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	7	8	7	8
USD	10m	floating rate notes due 2008	LIBOR + 0.50	14	20	14	20
USD	79m	floating rate notes due 2008(2)	LIBOR + 0.53	110	115	110	115
NZD	100m	fixed notes due 2010	8.36	93	—	—	—
NZD	100m	fixed notes due 2011	6.87	93	—	—	—
AUD	400m	floating rate notes due 2012	BBSW+ 0.57	400	400	400	400
AUD	100m	floating rate notes due 2012	BBSW+ 0.57	100	100	100	100
NZD	125m	fixed notes due 2012	7.40	118	—	—	—
NZD	125m	fixed notes due 2012	7.61	118	—	—	—
NZD	300m	floating rate notes due 2012	BKBM(3) + 0.50	280	263	—	—
NZD	100m	fixed notes due 2013	6.46	93	—	—	—
USD	550m	floating rate notes due 2013(3)	LIBOR(3) + 0.55	768	808	768	808
EUR	500m	fixed/floating rate notes due 2013(4)	4.45	860	854	860	854
EUR	300m	floating rate notes due 2013(5)	EURIBOR(3) + 0.375	516	512	516	512
AUD	350m	fixed notes due 2014	6.50	350	—	350	—
AUD	380m	floating rate notes due 2014	BBSW(3) + 0.41	380	—	380	—
GBP	200m	fixed notes due 2015	5.625	502	—	502	—
GBP	400m	fixed notes due 2018	4.75	1,004	983	1,004	983

6,521	5,188	5,726	4,925

Total loan capital	8,475	5,630	7,680	5,367

Loan capital by currency
AUD	Australian dollars	1,230	500	1,230	500
NZD	New Zealand dollars	795	263	—	—
USD	United States dollars	3,555	2,504	3,555	2,504
GBP	Great British pounds	1,506	983	1,506	983
EUR	Euro	1,376	1,366	1,376	1,366
JPY	Japanese yen	13	14	13	14

8,475	5,630	7,680	5,367

Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September
Between 3 months and 12 months	—	368	—	368
Between 1 year and 5 years	846	736	846	736
After 5 years	7,210	4,084	6,415	3,821

Perpetual	419	442	419	442

8,475	5,630	7,680	5,367

(1)   LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)   Prior to January 2002, the interest rate was LIBOR+ 1.03

(3)   After February 2008 rate changes to LIBOR (3) + 1.05

(4)   After February 2010 rate changes to EURIBOR (3) + 0.50

(5)   After August 2008 rate changes to EURIBOR (3) + 0.875

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes.  The loan capital, except for the US Stapled Trust Security Issue constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority (APRA) for capital adequacy purposes.  The US Stapled Trust Security Issue constitutes Tier 1 capital as defined by APRA for capital adequacy purposes.

US STAPLED TRUST SECURITY ISSUE

On 27 November 2003, ANZ raised USD1.1 billion via the issue of non-cumulative trust securities, to support the capital and funding base of the Group following the decision to acquire NBNZ.  The issue was structured as a stapled security along similar lines as ANZ StEPS, with investors purchasing a fully paid, non-coupon paying preference share issued by the parent and a fully paid, coupon paying, note issued by a special purpose NZ subsidiary (Samson Funding Limited).  The Trust Security can be de-stapled and the investor left with a coupon paying preference share at ANZ’s discretion at anytime, or at the investor's discretion under certain circumstances.  The issue was made in two tranches:

• USD750 million tranche with a coupon of 5.36%.  After 15 December 2013 and at any coupon date thereafter, ANZ has the discretion to redeem the Trust Securities for cash.  If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

• USD350 million tranche with a coupon of 4.484% which has the same conversion features as the USD750 million but from 15 January 2010.

If the Trust Securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum.

The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the Securities are reported as debt under Australian, International and US Accounting Standards with the coupon payment classified as interest expense.

30: SHARE CAPITAL

	The Company
Number of issued shares	2004	2003	2002
Ordinary shares each fully paid	1,818,401,807	1,521,686,560	1,503,886,082
Preference shares each fully paid	10,000,000	134,032,000	124,032,000

Total number of issued shares	1,828,401,807	1,655,718,560	1,627,918,082

ORDINARY SHARES

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Number of issued shares	2004	2003	2002
Balance at start of year	1,521,686,560	1,503,886,082	1,488,267,146
Bonus option plan	1,771,864	1,534,987	1,351,845
Dividend reinvestment plan	7,815,830	6,223,866	5,018,513
ANZ employee share acquisition plan	3,891,978	3,615,714	4,144,988
ANZ share option plan	6,387,809	6,425,911	5,103,590
ANZ share purchase scheme ANZ rights issue	276,847,766	—	—

Balance at end of year	1,818,401,807	1,521,686,560	1,503,886,082

For a reconciliation of the movement in ordinary share capital refer to Statement of Changes in Shareholders’ Equity on page 27

PREFERENCE SHARES

a) Trust Securities Issues (ANZ TrUEPrS)

ANZ TrUEPrS were 124,032,000 fully paid non-converting non-cumulative preference shares issued for USD6.25 per share via Trust Securities Issues in 1998.

The Trust Securities were mandatorily exchangeable for the preference shares issued by the Company, and carried an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears. The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940. The preference shares themselves carried no present entitlement to dividends. Distributions to investors in the Trust Securities were funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors would have mandatorily exchanged the Trust Securities for the preference shares and thereupon the preference shares would have carried an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears. The mandatory exchange of the Trust Securities for the preference shares could have occurred earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares were redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances. The entitlement of investors to distributions on the Trust Securities would have ceased on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs related.

On 12 December 2003, the Group bought back its 124,032,000 preference shares issued via Trust Securities Issues for $1,045 million.

b) ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of the Company) stapled to a fully paid preference share (issued by the Company).

Distributions on ANZ StEPS are no cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date. Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year. Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates.  The first reset date is 15 September 2008.  Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled. In this case, the note will be assigned from the holder; however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with Trust Securities Issues in all respects.  Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS. Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Preference share balance at start of year
- ANZ TrUEPrS (USD748 million)(1)	1,225	1,375	1,225	1,375
- ANZ StEPS(1)	987	—	987	—

	2,212	1,375	2,212	1,375
Retranslation of ANZ TrUEPrS(2)	—	(150)	—	(150)
Buyback of ANZ TrUEPrS(3)	(1,225)	—	(1,225)	—

	987	1,225	987	1,225
Preference share net proceeds from new issues during the year
- ANZ StEPS(1)	—	987	—	987

	987	2,212	987	2,212
Preference share balance at end of year
- ANZ TrUEPrS(USD748 million)(1)	—	1,225	—	1,225
- ANZ StEPS(1)	987	987	987	987

Balance at end of year	987	2,212	987	2,212

(1)   Net of issue costs

(2)   From 1 October 2002, the net proceeds are translated at the spot rate applicable at date of issue.  Before 1 October 2002, the net proceeds were translated at the current spot rate at each reporting period and recorded in FCTR.  Refer note 1

(3)   ANZ TrUEPrS bought back on 12 December 2003 for $1,045 million

Share Buybacks

The Company conducted no on-market buybacks during the years ended 30 September 2004 and 2003.  The Company announced the intention to undertake an on-market share buyback of at least $350 million post year end.  (Refer note 58).

31:  OUTSIDE EQUITY INTERESTS

	Consolidated
	2004	2003
	$m	$m
Share capital	1	2
Retained Profits	17	15

Total outside equity interests	18	17

32:  CAPITAL ADEQUACY

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards. This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital. For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital. Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitization activities. Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on: a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures. Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and: b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions.  Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2004	2003
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	17,925	13,787
Hybrid loan capital(1)	1,535	—
Asset revaluation reserve	(31)	(31)
Dividend(2)	(983)	(777)
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(218)	(168)
Unamortized goodwill and other intangibles(3)	(4,170)	(1,044)
Capitalized expenses(4)	(465)	—
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)

Tier 1 capital	13,566	11,740

Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	419	442
General provision for doubtful debts(5)	1,342	1,029

	1,792	1,502

Subordinated notes(6)	6,052	4,563

Tier 2 capital	7,844	6,065

Deductions
Investment in Funds Management and securitisation entities	(107)	(56)
Investment in joint venture with INGA	(708)	(708)
Other	(204)	(156)

	(1,019)	(920)

Total qualifying capital	20,391	16,885

Adjusted common equity(7)	10,012	8,679

Total risk weighted assets	196,664	152,164

	%	%
Capital adequacy ratios
Tier 1	6.9	7.7
Tier 2	4.0	4.0
Deductions	(0.5)	(0.6)

Total	10.4	11.1

Adjusted common equity(7)	5.1	5.7

(1)   Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status.  Refer note 29

(2)   Relates to final dividend not provided for

(3)   From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital.  Prior to this, the deduction was from total capital

(4)   From 1 July 2004, APRA requires certain capitalised expenses to be deducted from Tier 1 Capital

(5)   Net of attributable future income tax benefit

(6)   For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(7)   Tier 1 capital, less preference share capital (converted at 30 September 2004 rates), less deductions

	Assets		Risk weighted assets
	2004	2003	2004	2003
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claim son OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	24,467	19,817	—	—
Claims on approved banks and local Governments	12,593	8,350	2,519	1,670
Advances secured by residential mortgages	106,013	76,711	53,007	38,355
Other assets – credit risk	113,218	88,042	113,218	88,042

Total statement of financial position assets – credit risk	256,291	192,920	168,744	128,067
Trading assets – market risk	3,054	2,671	n/a	n/a

Total statement of financial position assets	259,345	195,591	168,744	128,067

	2004	Contract/ notional amount 2003	2004	Credit equivalent 2003	2004	Risk weighted assets 2003
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	10,262	9,771	10,262	9,771	8,173	8,115

Trade and performance related items	11,887	10,782	5,265	4,864	4,728	4,502
Commitments	78,914	65,396	12,385	7,632	10,239	7,422
Foreign exchange, interest rate and other market related transactions	672,500	516,773	11,692	11,469	3,790	3,387

Total of balance sheet exposures– credit risk	773,563	602,722	39,604	33,736	26,930	23,426

Total risk weighted assets– credit risk					195,674	151,493

Risk weighted assets – market risk					990	671

Total risk weighted assets					196,664	152,164

33: AVERAGE BALANCE SHEET AND RELATED INTEREST

Averages used in the following table are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Non-accrual loans are included under the interest earning asset category ‘Loans, advances and bills discounted’. Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	578	29	5.0	432	21	4.9	653	26	4.0
New Zealand	2,728	137	5.0	582	23	4.0	570	26	4.6
Overseas markets	2,322	43	1.9	2,046	48	2.3	2,404	69	2.9
Investments in public securities
Australia	7,231	389	5.4	6,390	301	4.7	5,384	259	4.8
New Zealand	3,038	150	4.9	1,642	73	4.4	1,253	55	4.4
Overseas markets	3,175	95	3.0	1,870	78	4.2	1,550	82	5.3
Loans, advances and bills discounted
Australia	129,658	8,893	6.9	110,260	7,263	6.6	95,846	6,273	6.5
New Zealand	48,346	3,701	7.7	20,365	1,637	8.0	18,129	1,363	7.5
Overseas markets	9,810	421	4.3	12,213	503	4.1	14,195	627	4.4
Other assets
Australia	1,524	127	8.3	1,606	105	6.5	1,463	17	1.2
New Zealand	1,808	36	2.0	1,353	46	3.4	1,349	83	6.2
Overseas markets	1,935	127	6.6	3,395	140	4.1	3,124	179	5.7
Intragroup assets
Overseas markets	10,670	225	2.1	9,858	200	2.0	9,525	211	2.2

	222,823	14,373		172,012	10,438		155,445	9,270
Intragroup elimination	(10,670)	(225)		(9,858)	(200)		(9,525)	(211)

	212,153	14,148	6.7	162,154	10,238	6.3	145,920	9,059	6.2

Non-interest earning assets
Acceptances
Australia	13,398			13,492			14,556
Overseas markets	54			88			152
Premises and equipment	1,460			1,436			1,349
Other assets	18,224			15,781			18,189
Provisions for doubtful debts
Australia	(1,762)			(1,838)			(1,805)
New Zealand	(481)			(211)			(176)
Overseas markets	(66)			(75)			(58)

	30,827			28,673			32,207

Total assets	242,980			190,827			178,127

Total average assets
Australia	162,944			142,491			130,515
New Zealand	61,027			25,333			22,607
Overseas markets	29,679			32,861			34,530

	253,650			200,685			187,652
Intragroup elimination	(10,670)			(9,858)			(9,525)

	242,980			190,827			178,127

% of total average assets attributable to overseas activities	32.9%			25.3%			26.7%

	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	30,839	1,589	5.2	25,171	1,165	4.6	20,741	937	4.5
New Zealand	20,910	1,138	5.4	10,666	570	5.3	8,894	456	5.1
Overseas markets	12,772	296	2.3	14,738	336	2.3	15,113	417	2.8
Savings deposits
Australia	13,017	352	2.7	11,959	279	2.3	10,964	245	2.2
New Zealand	6,463	212	3.3	3,285	79	2.4	3,113	76	2.4
Overseas markets	386	3	0.8	405	3	0.7	449	7	1.6
Other demand deposits
Australia	29,737	1,182	4.0	26,718	963	3.6	23,397	792	3.4
New Zealand	6,428	256	4.0	2,108	98	4.6	1,903	78	4.1
Overseas markets	662	9	1.4	642	9	1.4	704	11	1.6
Due to other financial institutions
Australia	1,452	85	5.9	957	49	5.1	942	49	5.2
New Zealand	1,608	76	4.7	631	23	3.6	514	17	3.3
Overseas markets	3,736	77	2.1	6,446	111	1.7	7,399	180	2.4
Commercial paper
Australia	5,824	308	5.3	5,216	252	4.8	3,888	178	4.6
New Zealand	6,764	383	5.7	—	—	—	—	—	—
Overseas markets	6,485	74	1.1	4,740	58	1.2	3,641	73	2.0
Borrowing corporations’ debt
Australia	7,092	371	5.2	6,626	337	5.1	6,097	316	5.2
New Zealand	1,925	110	5.7	1,824	108	5.9	1,472	88	6.0
Loan capital, bonds and notes
Australia	29,631	1,575	5.3	19,783	1,011	5.1	15,639	756	4.8
New Zealand	2,009	121	6.0	521	37	7.1	441	30	6.8
Overseas markets	150	3	2.0	184	4	2.2	540	15	2.8
Other liabilities(1)
Australia	4,232	543	n/a	2,714	292	n/a	1,463	167	n/a
New Zealand	40	83	n/a	96	97	n/a	117	98	n/a
Overseas markets	82	17	n/a	33	23	n/a	37	33	n/a
Intragroup Liabilities
Australia	5,644	(19)	(0.3)	7,926	134	1.7	6,778	128	1.9
New Zealand	5,026	244	4.9	1,932	66	3.4	2,747	83	3.0

	202,914	9,088		155,321	6,104		136,993	5,230
Intragroup elimination	(10,670)	(225)		(9,858)	(200)		(9,525)	(211)

	192,244	8,863	4.6	145,463	5,904	4.1	127,468	5,019	3.9

(1) Includes foreign exchange swap costs

	2004 Average balance	2003 Average balance	2002 Average balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	3,958	3,656	3,925
New Zealand	2,619	1,159	873
Overseas markets	867	683	597
Acceptances
Australia	13,398	13,492	14,556
Overseas markets	54	88	152
Other liabilities	13,611	14,113	19,634

	34,507	33,191	39,737

Total liabilities	226,751	178,654	167,205

Total average liabilities
Australia	153,927	134,462	123,341
New Zealand	57,550	24,071	21,507
Overseas markets	25,944	29,979	31,882

	237,421	188,512	176,730
Intragroup elimination	(10,670)	(9,858)	(9,525)

	226,751	178,654	167,205

Total average shareholders’ equity
Ordinary share capital(1)	15,000	10,929	9,507
Preference share capital	1,229	1,244	1,415

	16,229	12,173	10,922

Total average liabilities and shareholders’ equity	242,980	190,827	178,127

% of total average liabilities attributable to overseas activities	34.6%	29.2%	30.3%

(1) Includes reserves and retained profits

34: INTEREST SPREADS AND NET INTEREST AVERAGE MARGINS

	2004	2003	2002
	$m	$m	$m
Net interest income(1)
Australia	3,450	3,210	3,009
New Zealand	1,400	699	601
Overseas markets	433	425	432

	5,283	4,334	4,042

Average interest earning assets
Australia	138,991	118,688	103,346
New Zealand	55,920	23,942	21,301
Overseas markets	27,912	29,382	30,798
Intragroup elimination	(10,670)	(9,858)	(9,525)

	212,153	162,154	145,920

	%	%	%

Gross earnings rate(2)
Australia	6.79	6.48	6.36
New Zealand	7.20	7.43	7.17
Overseas markets	3.27	3.30	3.79
Group	6.67	6.31	6.21

Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.11	2.31	2.44
Interest forgone on impaired assets(3)	(0.02)	(0.02)	(0.04)

Net interest spread	2.09	2.29	2.40
Interest attributable to net non-interest bearing items	0.39	0.41	0.51

Net interest average margin – Australia	2.48	2.70	2.91

New Zealand
Gross interest spread	2.08	2.30	2.34
Interest forgone on impaired assets(3)	(0.01)	—	—

Net interest spread	2.07	2.30	2.34
Interest attributable to net non-interest bearing items	0.43	0.62	0.48

Net interest average margin – New Zealand	2.50	2.92	2.82

Overseas markets
Gross interest spread	1.34	1.37	1.20
Interest forgone on impaired assets(3)	(0.04)	(0.07)	(0.05)

Net interest spread	1.30	1.30	1.15
Interest attributable to net non-interest bearing items	0.25	0.15	0.25

Net interest average margin – Overseas markets	1.55	1.45	1.40

Group
Gross interest spread	2.08	2.28	2.31
Interest forgone on impaired assets(3)	(0.02)	(0.03)	(0.04)

Net interest spread	2.06	2.25	2.27
Interest attributable to net non-interest bearing items	0.43	0.42	0.50

Net interest average margin – Group	2.49	2.67	2.77

(1) On a tax equivalent basis

(2) Average interest rate received on interest earning assets. Overseas markets includes intragroup assets

(3) Refer note 14 to the financial report

35:  MARKET RISK

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group. Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer. The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework. The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk(VaR). VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% or 99% probability that the loss will not exceed the VaR estimate on any given day. The 99% confidence level encompasses a wider range of potential outcomes.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation. The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event. As a result of this limitation, the Group utilises a number of other risk measures (eg. stress testing) and associated supplementary limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments. The principal activities include foreign exchange, interest rate and debt markets. These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Average for period Sep 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Average period Sep 03
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	0.5	2.0	0.3	0.7	1.4	2.0	0.3	0.8
Interest rate	1.5	2.1	0.6	1.1	1.1	2.1	0.5	1.0
Diversification benefit	(0.7)	(1.6)	(0.1)	(0.4)	(0.8)	(1.5)	(0.1)	(0.5)

Total VaR	1.3	2.5	0.8	1.4	1.7	2.6	0.7	1.3

Value at risk at 99% confidence
Foreign exchange	0.9	2.8	0.4	1.0	1.6	3.2	0.5	1.3
Interest rate	1.8	2.8	0.8	1.5	1.4	3.0	0.9	1.7
Diversification benefit	(0.9)	(2.2)	(0.2)	(0.6)	(0.8)	(2.6)	(0.4)	(0.9)

Total VaR	1.8	3.4	1.0	1.9	2.2	3.6	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group. The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term. Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income. This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (refer note 36).

a)  VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Average for period Sep 04	As at Sep 03	High for period Sep 03
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Total ANZ Group	21.0	37.2	21.0	29.5	24.4	59.3

b)  Scenario Analysis - A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is model led to determine the potential impact on net interest income over the immediate forward period of 12 months. This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years - expressed as a percentage of reported net interest income.  The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months.  Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2004	2003

Impact of 1% Rate Shock
As at 30 September	1.48%	1.67%
Maximum exposure	1.53%	1.67%
Minimum exposure	(0.09)%	(0.86)%
Average exposure	0.69%	0.54%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income. On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information. However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used. This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing. For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand. In these centres, a separate balance sheet simulation process supplements this static gap information. This allows the net interest income outcomes of a number of different scenarios - with different market interest rate environments and future balance sheet structures - to be identified. This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar. Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units. This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.  Revenue related hedge contracts outstanding at 30 September 2004 were USD 36 million and NZD 3,450 million.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:  INTEREST SENSITIVITY GAP

The following table represents the interest rate sensitivity as at 30 September 2004 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2004	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,030	788	508	823	6	989	11,144
Trading and investment securities	8,326	1,261	1,538	1,667	293	139	13,224
Net loans and advances	147,883	8,415	12,914	36,740	673	(1,663)	204,962
Other assets	383	134	127	607	5	28,759	30,015

Total assets	164,622	10,598	15,087	39,837	977	28,224	259,345

Certificates of deposit and term deposits	54,245	7,596	4,574	4,199	7	—	70,621
Other deposits	53,843	843	1,648	4,997	—	7,927	69,258
Other borrowings and due to other financial institutions	27,733	2,784	2,844	1,805	7	854	36,027
Other liabilities	127	151	186	749	166	28,058	29,437
Bonds, notes and loan capital	18,738	2,474	962	9,955	3,948	—	36,077

Total liabilities	154,686	13,848	10,214	21,705	4,128	36,839	241,420

Shareholders’ equity and outside equity interests	—	—	—	—	—	17,925	17,925
Off balance sheet items affecting interest rate sensitivity	6,655	3,114	(8,887)	(4,777)	3,895	—	—

Interest sensitivity gap
– net	16,591	(136)	(4,014)	13,355	744	(26,540)	—
– cumulative	16,591	16,455	12,441	25,796	26,540	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis. The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits. Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2003 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2003	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	6,857	388	103	47	36	1,588	9,019
Trading and investment securities	4,452	890	1,231	2,059	291	57	8,980
Net loans and advances	117,209	6,796	7,201	18,804	466	(1,011)	149,465
Other assets	640	61	92	828	58	26,448	28,127

Total assets	129,158	8,135	8,627	21,738	851	27,082	195,591

Certificates of deposit and term deposits	39,945	4,313	2,634	2,158	44	—	49,094
Other deposits	43,002	471	956	2,971	—	5,831	53,231
Other borrowings and due to other financial institutions	20,408	2,591	2,352	2,024	35	1,226	28,636
Other liabilities	480	19	65	441	117	27,519	28,641
Bonds, notes and loan capital	10,384	1,273	241	8,466	1,838	—	22,202

Total liabilities	114,219	8,667	6,248	16,060	2,034	34,576	181,804

Shareholders’ equity and outside equity interests	—	—	—	—	—	13,787	13,787
Off balance sheet items affecting interest rate sensitivity	(4,818)	(111)	(1,214)	5,227	916	—	—

Interest sensitivity gap
– net	10,121	(643)	1,165	10,905	(267)	(21,281)	—
– cumulative	10,121	9,478	10,643	21,548	21,281	—	—

37:  NET FAIR VALUE OF FINANCIAL INSTRUMENTS

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments. The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities. The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.  Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value. In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2004. While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2004, and therefore the net fair value of the financial instruments subsequent to 30 September 2004 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2004	2003	2004	2003
	$m	$m	$m	$m
Liquid assets	6,363	6,592	6,363	6,592
Due from other financial institutions	4,781	2,427	4,781	2,427
Trading securities	5,478	4,213	5,478	4,213
Investment securities, shares in associates and joint venture entities	9,786	6,706	9,706	6,581
Loans and advances	206,788	151,058	204,962	149,465
Customers’ liabilities for acceptances	12,466	13,178	12,466	13,178
Other financial assets	9,458	10,618	9,088	9,824

LIQUID ASSETS AND DUE FROM OTHER FINANCIAL INSTITUTIONS

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

TRADING SECURITIES

Trading securities are carried at market value. Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

INVESTMENT SECURITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

SHARES IN ASSOCIATES AND JOINT VENTURE ENTITIES

Net fair value is based on quoted market prices or broker or dealer price quotations. If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

LOANS, ADVANCES AND CUSTOMERS’ LIABILITIES FOR ACCEPTANCES

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature. The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $3,079 million (2003: $2,996 million) and a net fair value of $3,080 million (2003: $3,003 million), are included in loans and advances.

OTHER FINANCIAL ASSETS

Included in this category are accrued interest, fees receivable and derivative financial instruments. The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2004	2003	2004	2003
	$m	$m	$m	$m
Due to other financial institutions	7,349	6,467	7,349	6,467
Deposits and other borrowings	168,542	124,519	168,557	124,494
Liability for acceptances	12,466	13,178	12,466	13,178
Bonds and notes	27,747	16,837	27,602	16,572
Loan capital	8,540	5,640	8,475	5,630
Other financial liabilities	13,665	13,285	13,525	13,062

DUE TO OTHER FINANCIAL INSTITUTIONS

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

DEPOSITS AND OTHER BORROWINGS

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

BONDS AND NOTES AND LOAN CAPITAL

The aggregate net fair value of bonds and notes and loan capital at 30 September 2004 was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

OTHER FINANCIAL LIABILITIES

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value. Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial liabilities.

COMMITMENTS AND CONTINGENCIES

As outlined in note 48, the Group has various credit related commitments. Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

TRANSACTION COSTS

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No. 107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs. Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

38:  DERIVATIVE FINANCIAL INSTRUMENTS

DERIVATIVES

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy/sell spreads and from trading positions taken by the Group. Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments. Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

CREDIT RISK

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Group. It is the cost of replacing the contract in the event of counterparty default.  The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives. It includes all trading and other than trading contracts. Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2004	Credit equivalent amount 2004	Fair value 2004	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	183,825	3,216	(1,411)	144,687	3,717	(683)
Swap agreements	51,437	3,095	(25)	42,528	3,124	(121)
Futures contracts(1)	251	n/a	2	353	n/a	—
Options purchased	13,288	398	224	10,971	433	395
Options sold(2)	18,852	n/a	(226)	15,889	n/a	(451)
Other contracts	2,686	436	115	3,818	408	112

	270,339	7,145	(1,321)	218,246	7,682	(748)

Interest rate contracts
Forward rate agreements	39,572	9	5	47,617	10	11
Swap agreements	321,585	3,682	424	236,083	3,232	487
Futures contracts(1)	38,270	n/a	4	13,458	n/a	3
Options purchased	12,810	111	64	11,961	117	61
Options sold(2)	15,214	n/a	(35)	13,987	n/a	(23)

	427,451	3,802	462	323,106	3,359	539

Credit contracts
Credit default swaps(3)	11,743	3,381	31	8,520	2,836	73

	709,533	14,328	(828)	549,872	13,877	(136)

(1)   Credit equivalent amount shave not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counter party

(2)   Options sold have no credit exposure, as they represent obligations rather than assets

(3)   Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 750 million (2003: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure. The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts. The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2004	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	178,501	5,033	291	183,825	162,072	21,753
Swap agreements	9,945	33,631	7,861	51,437	13,670	37,767
Futures contracts	243	8	—	251	251	—
Options purchased	12,361	863	64	13,288	13,288	—
Options sold	18,001	789	62	18,852	18,852	—
Other contracts	1,015	1,436	235	2,686	2,681	5

	220,066	41,760	8,513	270,339	210,814	59,525

Interest rate contracts
Forward rate agreements	39,514	58	—	39,572	31,437	8,135
Swap agreements	121,594	153,556	46,435	321,585	248,186	73,399
Futures contracts	35,759	2,511	—	38,270	32,498	5,772
Options purchased	4,546	7,680	584	12,810	12,773	37
Options sold	7,506	7,267	441	15,214	15,214	—

	208,919	171,072	47,460	427,451	340,108	87,343

Credit contracts
Credit default swaps	1,310	9,472	961	11,743	8,775	2,968

Total	430,295	222,304	56,934	709,533	559,697	149,836

	Remaining life
Consolidated At 30 September 2003	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	138,559	5,677	451	144,687	130,825	13,862
Swap agreements	9,632	24,616	8,280	42,528	17,763	24,765
Futures contracts	348	5	—	353	353	—
Options purchased	10,002	792	177	10,971	10,971	—
Options sold	14,475	1,228	186	15,889	15,889	—
Other contracts	1,379	2,258	181	3,818	3,808	10

	174,395	34,576	9,275	218,246	179,609	38,637

Interest rate contracts
Forward rate agreements	47,090	527	—	47,617	42,764	4,853
Swap agreements	94,922	106,612	34,549	236,083	186,760	49,323
Futures contracts	13,114	344	—	13,458	13,458	—
Options purchased	5,407	5,790	764	11,961	11,961	—
Options sold	13,987	—	—	13,987	13,987	—

	174,520	113,273	35,313	323,106	268,930	54,176

Credit contracts
Credit default swaps	2,157	6,287	76	8,520	5,298	3,222

Total	351,072	154,136	44,664	549,872	453,837	96,035

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics. Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

Approximately 47% (2003: 54%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2004	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	147	5,258	6,534	11,939
New Zealand	12	1,228	839	2,079
Overseas markets	2	212	96	310

	161	6,698	7,469	14,328

Consolidated At 30 September 2003	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	227	6,559	5,531	12,317
New Zealand	21	531	506	1,058
Overseas markets	3	386	113	502

	251	7,476	6,150	13,877

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2004	Fair value as at 2003	Fair value as at 2004	Fair value as at 2003	Fair value Average 2004	Fair value Average 2003
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	875	628	687	1,923	1,719	1,284
Gross unrealised losses	(2,392)	(2,509)	(581)	(725)	(927)	(794)
Swap agreements
Gross unrealised gains	532	397	110	776	498	554
Gross unrealised losses	(430)	(283)	(237)	(1,011)	(254)	(672)
Futures contracts
Gross unrealised gains	—	—	8	—	—	—
Gross unrealised losses	—	—	(6)	—	—	—
Options purchased	—	—	224	395	352	270
Options sold	—	—	(226)	(451)	(337)	(326)
Other contracts
Gross unrealised gains	—	—	298	245	247	315
Gross unrealised losses	—	—	(183)	(133)	(111)	(136)

	(1,415)	(1,767)	94	1,019	1,187	495

Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	8	13	6	7
Gross unrealised losses	—	—	(3)	(2)	(4)	(1)
Swap agreements
Gross unrealised gains	467	402	1,825	1,843	2,127	1,885
Gross unrealised losses	(181)	(228)	(1,687)	(1,530)	(1,790)	(1,561)
Futures contracts
Gross unrealised gains	6	—	54	51	52	41
Gross unrealised losses	(4)	—	(52)	(48)	(43)	(37)
Options purchased	8	—	56	61	65	79
Options sold	—	—	(35)	(23)	(36)	(58)
Other contracts
Gross unrealised gains	—	—	—	—	—	—
Gross unrealised losses	—	—	—	—	—	—

	296	174	166	365	377	355

Credit contracts
Credit default swaps
Gross unrealised gains	42	74	44	34	37	44
Gross unrealised losses	(6)	—	(49)	(35)	(42)	(69)

	36	74	(5)	(1)	(5)	(25)

Total	(1,083)	(1,519)	255	1,383	1,559	825

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams. The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk. The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

Income and loss relating to trading derivatives is reported in the statement of financial performance as other operating income.  The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

During the year NZD2.4 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates. Hedge contracts outstanding at 30 September 2004 totalled NZD3.7 billion.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

Consolidated	Notional principal amount 2004	Credit equivalent amount 2004	Fair value 2004	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	210,814	4,511	94	179,609	5,795	1,019
Balance sheet hedging purposes	56,039	2,585	(1,371)	37,360	1,874	(1,857)
Revenue related hedging	3,486	49	(44)	1,277	13	90

	270,339	7,145	(1,321)	218,246	7,682	(748)

Interest rate contracts
Customer-related and trading purposes	340,108	3,163	166	268,930	2,931	365
Balance sheet hedging purposes	87,343	639	296	54,176	428	174

	427,451	3,802	462	323,106	3,359	539

Credit contracts
Customer-related and trading purposes	8,775	745	(5)	5,298	427	(1)
Balance sheet hedging purposes	2,968	2,636	36	3,222	2,409	74

	11,743	3,381	31	8,520	2,836	73

Total	709,533	14,328	(828)	549,872	13,877	(136)

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions. These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged. Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange		Interest Rate and Credit
Consolidated	2004	Contracts 2003	2004	Contracts 2003	Total 2004	Total 2003
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	(37)	47	71	214	34	261
One to two years	(14)	26	127	86	113	112
Two to five years	—	14	40	117	40	131
Greater than five years	—	—	(3)	(5)	(3)	(5)

	(51)	87	235	412	184	499

39:  SECURITISATION

During the year ended 30 September 2004, the Group securitised residential mortgage loans amounting to $1,481 million (2003: $nil).

All securitised loans have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold. Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold. There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group. Neither the Company nor the Group in any way stands behind the capital value or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arm’s length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs. The facilities are undrawn. The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks. All these transactions are completed on an arm’s length basis.

The following table summarises the cash flows from the SPEs to the Group in respect of assets securitised by the Group.

	2004	2003
	$m	$m
Proceeds from securitising loans	1,481	—
Servicing fees received	4	4
Other cash inflows	7	13

40:  LIFE INSURANCE

	Consolidated
	2004(1)	2003	2002(1)
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	25	—	701
Investment revenue	2	—	238
Claims expense	(8)	—	(636)
Insurance policy liabilities expense	(4)	—	(204)

Life insurance margin on services operating income	15	—	99
Operating expenses	(3)	—	(54)

Profit before income tax	12	—	45
Income tax expense	—	—	(20)

Profit after income tax	12	—	25

Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	12	—	18
Difference between actual and assumed experience	(1)	—	(1)
Investment earnings on assets in excess of policy liabilities	1	—	8

Profit after income tax	12	—	25

(1)   Results for 2002 include the profits of ANZ Life Assurance Company Limited, which was sold into a joint venture with ING in April 2002.  Results for 2004 include the profits of NBNZ Life Insurance Limited, which was acquired as part of the purchase of NBNZ in December 2003

41:  SEGMENT ANALYSIS

For management purposes the Group is organised into seven major business segments including Personal Banking Australia, Institutional, New Zealand Business, Corporate Australia, Esanda and UDC, Asia Pacific and ING Australia.  An expanded description of the principal activities for each of the business segments is contained in the Glossary on pages 141 to 142.

A summarised description of each business segment is shown below:

Personal Banking Australia

Comprises the activities of Personal Distribution (including Rural Banking), Banking Products, Cards and Merchant Services and Mortgages. Personal Distribution and Banking Products encompasses branches, call centres, on-line banking, as well as financial advisory products and services. Mortgages provides mortgage finance serviced by residential real estate in Australia and New Zealand. Cards and Merchant Services provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities and automatic teller machines

Institutional	Comprises businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers

New Zealand Business	Provides a full range of banking services including wealth management and card services, for personal, small business and corporate customers in New Zealand

Corporate Australia	Comprises corporate banking, business banking and small business banking in Australia

Esanda and UDC	Provides vehicle and equipment finance and rental services. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

Asia Pacific	Provides retail banking services in the Asia and Pacific regions, including ANZ’s share of PT Panin Bank in Indonesia

ING Australia

A joint venture between ANZ and ING Group provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution channels and the open market

As the composition of segments has changed over time, September 2003 comparatives have been adjusted to be consistent with the 2004 segment definitions.  Comparatives for the year ended 30 September 2002 have not been provided because the data could not reasonably be disaggregated into the changed segments.

BUSINESS SEGMENT ANALYSIS(1),(2)

Consolidated 30 September 2004	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	5,818	2,341	3,312	903	1,060	165	—	518	14,117
External interest expense	(1,313)	(2,347)	(1,842)	(513)	(592)	(115)	(21)	(2,120)	(8,863)
Net intersegment interest	(2,590)	658	(176)	248	(107)	100	(2)	1,869	—

Net interest income	1,915	652	1,294	638	361	150	(23)	267	5,254
Other external operating income	828	1,298	518	270	103	100	(22)	151	3,246
Share of net profit/loss of equity accounted investments	4	1	—	—	1	45	138	(44)	145
Net intersegment income	132	(24)	5	(98)	(10)	—	—	(5)	—

Operating income	2,879	1,927	1,817	810	455	295	93	369	8,645

Other external expenses	(1,263)	(578)	(736)	(201)	(158)	(109)	2	(983)	(4,026)
Net intersegment expenses	(288)	(123)	(130)	(58)	(28)	(29)	(2)	658	—

Operating expenses	(1,551)	(701)	(866)	(259)	(186)	(138)	—	(325)	(4,026)

Charge for doubtful debts	(183)	(159)	(99)	(59)	(67)	(23)	—	(42)	(632)
Income tax expense	(343)	(278)	(267)	(148)	(59)	(21)	15	(67)	(1,168)
Outside equity interests	—	(1)	(1)	—	—	(2)	—	—	(4)

Profit after income tax	802	788	584	344	143	111	108	(65)	2,815

Non-Cash Expenses
Depreciation	(112)	(20)	(49)	(6)	(25)	(8)	—	(89)	(309)
Amortisation of goodwill	—	—	—	—	—	—	—	(146)	(146)
Financial Position
Total external assets	93,738	55,736	55,870	18,992	14,524	2,379	1,777	16,329	259,345
Associate investments	14	69	2	—	1	176	1,697	1	1,960
Acquisition of NBNZ assets including goodwill	—	—	43,011	—	—	—	—	—	43,011
Total external liabilities	40,036	49,060	47,275	21,397	12,261	4,924	416	66,051	241,420

(1)   Results are equity standardised

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)   Includes Treasury, Operations, Technology& Shared Services, Corporate Centre, Risk Management, Group Financial Management and significant items

The following analysis details financial information by business segment.

BUSINESS SEGMENT ANALYSIS(1),(2)

Consolidated 30 September 2003	Personal Banking Australia	Institutional	New Zealand Business	Corporate Australia	Esanda and UDC	Asia Pacific	ING Australia	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	4,625	2,170	1,060	734	1,005	167	—	454	10,215
External interest expense	(1,044)	(2,087)	(475)	(403)	(512)	(123)	(16)	(1,244)	(5,904)
Net intersegment interest	(1,810)	620	(88)	243	(143)	96	—	1,082	—

Net interest income	1,771	703	497	574	350	140	(16)	292	4,311
Other external operating income	701	1,242	254	251	86	94	(9)	83	2,702
Share of net profit/loss of equity accounted investments	—	3	—	—	—	55	99	(51)	106
Net intersegment income	121	(26)	5	(92)	(8)	—	—	—	—

Operating income	2,593	1,922	756	733	428	289	74	324	7,119

Other external expenses	(1,144)	(551)	(280)	(180)	(155)	(111)	2	(809)	(3,228)
Net intersegment expenses	(295)	(124)	(122)	(54)	(24)	(31)	(2)	652	—

Operating expenses	(1,439)	(675)	(402)	(234)	(179)	(142)	—	(157)	(3,228)

Charge for doubtful debts	(169)	(165)	(37)	(55)	(63)	(19)	—	(106)	(614)
Income tax expense	(292)	(278)	(106)	(133)	(57)	(27)	8	(41)	(926)
Outside equity interests	—	(2)	—	—	—	(1)	—	—	(3)

Profit after income tax	693	802	211	311	129	100	82	20	2,348

Non-Cash Expenses
Depreciation	(85)	(17)	(16)	(2)	(16)	(8)	—	(103)	(247)
Amortisation of goodwill	—	—	—	—	—	—	—	(18)	(18)
Financial Position
Total external assets	79,829	56,977	14,379	15,993	13,460	2,027	1,736	11,190	195,591
Associate investments	12	32	—	—	1	117	1,648	4	1,814
Total external liabilities	35,660	48,005	12,016	19,508	10,795	4,524	403	50,893	181,804

(1)   Results are equity standardised

(2)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)   Includes Treasury, Operations, Technology& Shared Services, Corporate Centre, Risk Management and Group Financial Management

The following analysis details financial information by geographic location.

GEOGRAPHIC SEGMENT ANALYSIS(4),(5)

Consolidated	2004		2003		2002
	$m	%	$m	%	$m	%
Income
Australia	11,767	67	9,508	73	8,697	72
New Zealand	4,632	27	2,149	17	1,917	16
Overseas markets	1,109	6	1,366	10	1,393	12

	17,508	100	13,023	100	12,007	100

Total assets
Australia	170,455	66	151,538	77	135,050	74
New Zealand(6)	69,801	27	25,696	13	23,799	13
Overseas markets	19,089	7	18,357	10	24,256	13

	259,345	100	195,591	100	183,105	100

Net profit before tax(7)
Australia	2,785	70	2,371	72	2,391	74
New Zealand	763	19	495	15	456	14
Overseas markets	439	11	411	13	376	12

	3,987	100	3,277	100	3,223	100

(4)   Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(5)   The geographic segments represent the locations in which the transaction was booked

(6)   2004 amount includes NBNZ assets, including goodwill acquired of $3.1 billion

(7)   Includes outside equity interests

42:  NOTES TO THE STATEMENTS OF CASH FLOWS

Consolidated			The Company
2004	2003	2002	2004	2003
$m	$m	$m	$m	$m

a) Reconciliation of net profit after income tax to net cash provided by operating activities

		Inflows			Inflows
		(Outflows)			(Outflows)

Net profit after income tax	2,815	2,348	2,322	1,972	3,068

Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	632	614	860	433	464
Depreciation and amortisation	455	265	226	220	193
Provision for employee entitlements, restructuring and other provisions	429	219	248	352	87
Payments from provisions	(395)	(349)	(436)	(390)	(248)
(Profit) loss on sale of premises and equipment	5	5	(5)	5	6
Provision for surplus lease space	7	(11)	1	7	(1)
(Profit) on sale of controlled entities and associates	—	—	(170)	—	—
Recovery from NHB litigation	—	—	(248)	—	—
Profit on sale of investment securities	—	—	(4)	—	—
Unrealised (gain) loss on revaluation of treasury instruments	(169)	262	(282)	(535)	216
Net decrease (increase)
Trading securities	514	1,669	(1,030)	(1,147)	1,583
Interest receivable	(478)	(189)	328	(326)	(144)
Accrued income	—	51	(16)	—	37
Tax balances	921	(386)	46	817	(447)
Amortisation of discounts/premiums included in interest income	(27)	(19)	(30)	16	9
Net increase (decrease)
Interest payable	605	180	(348)	377	184
Accrued expenses	75	69	(1)	(49)	228
Other	(139)	(109)	(12)	(7)	14

Total adjustments	2,435	2,271	(873)	(227)	2,181

Net cash provided by operating activities	5,250	4,619	1,449	1,745	5,249

b) Reconciliation of cash and cash equivalents(1)

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	4,998	5,509	4,821	2,408	2,834
Due from other financial institutions – less than 90 days	2,856	1,806	3,104	1,834	1,577

	7,854	7,315	7,925	4,242	4,411

(1)   At 30 September 2004, cash and cash equivalents totalling nil(2003: nil; 2002: nil) were not available for use outside the local operations due to exchange control regulations

c) Acquisitions and disposals(1)

Values retranslated at 30 September 2004 exchange rates

	Consolidated
	2004	2003	2002
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Liquid assets	842	—	—
Due from other financial institutions	2,737	—	—
Net loans and advances	32,215	—	141
Trading securities	1,742	—	—
Investment securities	225	—	—
Other assets	1,815	—	106
Premises and equipment	169	—	5
Due to other financial institutions	(1,151)	—	—
Payables and other liabilities	(2,588)	—	(7)
Deposits and other borrowings	(32,352)	—	(231)
Provisions	(115)	—	—
Unsubordinated debt	(1,179)	—	—
Loan capital	(514)	—	—

Fair value of net assets acquired	1,846	—	14
Goodwill on acquisition	3,266	—	53

Consideration paid	5,112	—	67
Cash consideration paid	4,842	—	67
Foreign currency translation	270	—	—

Fair value of net assets disposed
Liquid assets	—	—	8
Investment securities	—	—	36
Net loans and advances	—	—	—
Life insurance investment assets	—	—	5,090
Other assets	—	—	38
Premises and equipment	—	—	4
Deposits and other borrowings	—	—	—
Payables and other liabilities	—	—	(22)
Life insurance policy liabilities	—	—	(4,798)
Provisions	—	—	36

Fair value of net assets disposed	—	—	392
Profit on disposal net of transaction costs	—	—	174

Net consideration received/receivable	—	—	566

Cash consideration received	—	—	—

(1)   For details on acquisitions and disposals refer to note 18

d)  Non-cash financing and investing activities

	Consolidated			The Company
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	135	115	94	135	115

e)  Financing arrangements

	Consolidated
	2004		2003
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	889	884	978	549
Other financing arrangements
Overdrafts and other financing arrangements	4,115	433	3,376	352

Total finance available	5,004	1,317	4,354	901

43: CONTROLLED ENTITIES

	Incorporated in	Nature of Business
All controlled entities are 100% owned unless otherwise noted.
The material controlled entities of the Group are:
Amerika Samoa Bank Inc*	Amerika Samoa	Banking
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZCOVER Insurance Pty Ltd	Australia	Self-Insurance
ANZ (Delware) Inc*	USA	Finance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Bank (Europe) Limited*	England	Banking
ANZ Bank (Samoa) Limited*	Samoa	Banking
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
ANZ National Bank Limited*	New Zealand	Banking
ANZ National (Int’l) Limited*	New Zealand	Finance
Arawata Finance Limited*	New Zealand	Finance
Burnley Investments Limited*	New Zealand	Investment
Whitelaw Investments*	New Zealand	Investment
Gold Liquid Investments Limited*	Cayman Islands	Investment
Arawata Holdings Limited*	New Zealand	Holding Company
Harcourt Corporation Limited*	New Zealand	Investment
Airlie Investments Limited*	New Zealand	Investment
Nerine Finance No. 2*(1)	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
NBNZ Holdings Ltd*	New Zealand	Holding Company
NBNZ Life Insurance Limited*	New Zealand	Insurance
Tui Securities Limited*	New Zealand	Investment
CNZ Investment Trust*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Truck Leasing Limited*	New Zealand	Leasing
ANZ International (Hong Kong) Limited*	Hong Kong	Holding Company
ANZ Asia Limited*	Hong Kong	Banking
ANZ Bank (Vanuatu) Limited*	Vanuatu	Banking
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Bank of Kiribati Ltd*(1)	Kiribati	Banking
LFD Limited	Australia	Holding Company
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
Norway Funds Limited*	New Zealand	Funding
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Investment
ANZ Rural Products Pty Ltd	Australia	Investment
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
Upspring Limited*	England	Investment

*      Audited by overseas KPMG firms

(1)   Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: Bank of Kiribati - 150,000 $1 ordinary shares (25%) (2003: 150,000 $1 ordinary shares 25%); PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2003: 7,500 IDR 1M shares (15%); Nerine Finance No. 2 - 340,000,000 $1 redeemable preference shares (40%)

44:  ASSOCIATES

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value(6)	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	29%	29%	Indonesia	160	31 December	Banking
Metrobank Card Corporation Inc(2)	40%	40%	Indonesia	16	31 December	Cards Issuing
ETrade(3)	35%	35%	Australia	14	30 June	Online Stockbroking
Autobake Pty Ltd(4)	43%	20%	Australia	7	30 June	Manufacturing
Australian Convenience Foods Pty Ltd(5)	46%	20%	Australia	9	30 June	Manufacturing
Other associates				57

Total shares in associates				263

(1)   An associate from 1 April 2001. In 2004 the Group exercised options over a further 18% of PT Panin Indonesia Bank

(2)   An associate from 9 October 2003

(3)   An associate from 1 October 2002

(4)   An associate from 21 August 2002

(5)   An associate from 1 July 2002

(6)   2003 carrying values as follows: PT Panin Indonesia Bank $117 million, ETrade $12 million, Australian Convenience Foods Pty Ltd $7 million, Autobake Pty Ltd $8 million and Other associates $22 million. Total $166 million

45:  INTERESTS IN JOINT VENTURE ENTITIES

The Group has an interest in a joint venture entity as follows:

	Interest(2) held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Limited(1)	49%	49%	Australia	1,697	31 December	Funds
						Management
						and Insurance

(1)   A joint venture entity from 1 May 2002

(2)   This represents the Group’s 49% share of the assets and liabilities of ING Australia Limited.  The Group has joint control of the joint venture, therefore we do not consolidate this entity. Key details of the joint venture are:

•      ING Australia Limited is owned 51% by ING Group and 49% by the Group.

•      Both shareholders have an equal say in strategic decisions with a number of matters requiring the approval of both Shareholders (ie require unanimous approval). These include major items of capital expenditure, acquisitions or disposals in excess of $20 million and changes to the Board structure.

•      Equal board representation with four Group nominees and four ING Group nominees.  All key issues (including business plans, major capital expenditure, acquisitions etc) require unanimous Board approval.

•      Refer to Critical Accounting Policies item f) for details regarding valuation of investment in ING Australia Limited.

The Joint Venture includes the majority of the Group’s and ING’s funds management and insurance activities in Australia and New Zealand.

	2004	2003
	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	57	2
At the end of the financial year	116	57

Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the period	1,648	1,593
Share of net profit	97	55
Completion accounts adjustment	(10)	—
Dividend received	(38)	—

Carrying amount at the end of the financial year	1,697	1,648

Share of assets and liabilities(1)
Investments	10,301	9,659
Other assets	768	663

Total assets	11,069	10,322

Policy holder liabilities	9,565	8,928
Other liabilities	375	324

Total liabilities	9,940	9,252

Net assets	1,129	1,070

Share of revenues, expenses and results
Revenues	386	310
Expenses	(220)	(197)

Profit from ordinary activities before income tax	166	113

Income tax expense	(28)	(14)

Profit from ordinary activities after income tax	138	99

Amortisation of notional goodwill	(41)	(44)

Net equity accounted profit	97	55

Share of commitments
Lease commitments	173	169
Other commitments	16	23

Total expenditure commitments	189	192

Share of contingent liabilities(2)	73	77

(1)   This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

(2)   This represents Deeds of Subordination with ASIC and buyer of last resort

46:  FIDUCIARY ACTIVITIES

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have direct or indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, where the primary obligation is incurred in an agency capacity as trustee of the trust rather than on the Group’s own account, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2004	2003
	$m	$m
Trusteeships	1,632	1,432

Funds management activities are conducted through the ANZ/INGA joint venture and ANZ National Bank Limited.  As at 30 September 2004, the ANZ/INGA joint venture had funds under management of $30,679 million (2003: $28,655 million) whilst ANZ National Bank Limited had funds under management of $1,495 million.

47:  COMMITMENTS

	Consolidated		The Company
	2004	2003	2004	2003
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	60	55	20	11
Later than 1 year but not later than 5 years	—	1	—	1

Total capital expenditure commitments	60	56	20	12

Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	201	164	135	134
Later than 1 year but not later than 5 years	495	391	336	320
Later than 5 years	442	441	405	425

	1,138	996	876	879

Furniture and equipment
Not later than 1 year	13	17	7	12
Later than 1 year but not later than 5 years	19	23	12	20

	32	40	19	32

Total lease rental commitments	1,170	1,036	895	911

Total commitments	1,230	1,092	915	923

The Group leases land and buildings under operating leases expiring from one to five years.  Leases generally provide the Group with a right of renewal at which time all terms are renegotiated.  Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.  Contingent rentals are not included in lease rental commitments, are not provisioned for due to their immateriality, therefore are expensed as incurred.

48: CONTINGENT LIABILITIES, CONTINGENT ASSET AND CREDIT RELATED COMMITMENTS

CREDIT RELATED COMMITMENTS

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount
	$m	$m	$m	$m	$m	$m
Undrawn facilities	78,851	65,381	62,118	57,914	16,733	7,467
Underwriting facilities	63	15	—	15	63	—

	78,914	65,396	62,118	57,929	16,796	7,467

CONTINGENT LIABILITIES

The qualitative details of the estimated maximum amount of contingent liabilities that may become payable relate to non-customer contingent liabilities.  These contingent liabilities relate to transactions that the Group has entered into as principal.  By contrast, the quantitative tabular presentation relates to customer contingent liabilities, ie direct credit substitutes and trade and performance related items.  Hence, as the contingent liabilities refer to different aspects of Group operations, there are no reconciling items.

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount	2004 Contract amount	2003 Contract amount
	$m	$m	$m	$m	$m	$m
Guarantees	5,065	4,954	4,923	4,888	142	66
Credit derivatives – sold	2,636	2,409	2,636	2,409	—	—
Standby letters of credit	1,057	1,406	1,036	1,387	21	19
Bill endorsements	168	148	168	148	—	—
Documentary letters of credit	2,262	1,755	2,045	1,637	217	118
Performance related contingents	9,625	9,027	9,352	8,815	273	212
Other	1,336	854	931	601	405	253

Total contingent liabilities	22,149	20,553	21,091	19,885	1,058	668

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)  Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•      in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•      in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

ii)  Nominee Activities

The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii)  Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv)  Tax Audit

The Group in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and may receive further assessments.

At the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the year, the Company and the ATO settled the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992.  The settlement was within existing provisions.

The Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  On 30 September 2004, the Group in New Zealand received Notices of Proposed Adjustment (the ‘Notice’) in respect of one of these structured finance transactions undertaken in the 2000 financial year.  The Notice is formal advice that the New Zealand Inland Revenue Department (IRD) is proposing to amend tax assessments.  The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal dispute process.  Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to 30 September 2004.  Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by National Bank of New Zealand before December 2003.

Based on external advice, the Group has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

v)  Sale of Grindlays businesses

On July 31, 2000, ANZ completed the sale to Standard Chartered Bank (“SCB”) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted our reported results. All settlements and costs have been covered within the provisions established at the time.  ANZ remains liable in relation to the Foreign Exchange Regulation Act and differential cheques matters described below.

National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (“NHB”) in India.  The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the special court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  While that appeal was pending, the parties settled the matter, with Grindlays receiving Indian Rupees 6.20 billion of disputed monies that Grindlays had lodged with the Court, and NHB receiving the balance.  ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity, and is separately pursuing a $130 million claim against its insurers in respect of the loss Grindlays suffered in the dispute.  ANZ’s claim against its insurers is being litigated in the Victorian Supreme Court, with a trial unlikely to be held until early 2006.  No amounts receivable under this action have been recognised in these accounts.

FERA

In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991).  Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to a further twelve proceedings received by it in 1991 in similar circumstances totalling Indian Rupees 277 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000.  A claim has been made under this indemnity also, with no material impact on the Group expected.

vi)  Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of individual financial statements. The results of these companies are included in the consolidated Group results. The entities to which relief was granted are:

•      ANZ Properties (Australia) Pty Ltd(1)

•      Alliance Holdings Pty Ltd(1)

•      ANZ Capital Hedging Pty Ltd(1)

•      ANZ Funds Pty Ltd(1)

•      ANZ Infrastructure Investments Ltd(3)

•      ANZ Nominees Ltd(1)

•      ANZ Securities (Holdings) Ltd(3)

•      Deori Pty Ltd(4)

•      ES & A Holdings Pty Ltd(1)

•      Jikk Pty Ltd(1)

•      LFD Ltd(4)

•      NMRSB Pty Ltd(4)

•      ANZ Orchard Investments Pty Ltd(2)

•      Votraint No. 1103 Pty Ltd(2)

•      Binnstone Traders Pty Ltd(4)

(1)   Relief granted on 21 August 2001

(2)   Relief granted on 13 August 2002

(3)   Relief granted on 9 September 2003

(4)   Revocation Deed on 24 June 2004

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2004	2003
	$m	$m
Profit before tax	3,017	2,595
Income tax expense	(771)	(643)

Profit after income tax	2,246	1,952
Retained profits at start of year(1)	6,100	4,788

Total available for appropriation	8,346	6,740
Ordinary share dividends provided for or paid	(1,598)	(640)
Transfer from reserves	224	—

Retained profits at end of year	6,972	6,100

Assets
Liquid assets	3,747	3,919
Investment securities	6,107	3,818
Net loans and advances	134,566	116,557
Other assets	35,806	38,916
Premises and equipment	1,114	1,178

Total assets	181,340	164,388

Liabilities
Deposits and other borrowings	99,811	90,186
Income tax liability	1,551	766
Payables and other liabilities	62,713	59,353
Provisions	618	614

Total liabilities	164,693	150,919

Net assets	16,647	13,469

Shareholders’ equity(2)	16,647	13,469

(1)   The Companies included in the class order changed in 2003, accordingly retained profits did not carry forward in 2003

(2)   Shareholders’ equity excludes retained profits and reserves of controlled entities within the class order

vii)  The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $7,068 million as at 30 September 2004 (2003: $6,988 million).

viii)  The Company is party to an underpinning agreement with ANZ National Bank Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by ANZ National Bank Limited to individual customers which exceed 35% of ANZ National Bank Limited’s capital base.

ix)  The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited whereby the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

GENERAL

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

CONTINGENT ASSET

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd (ANZcover) regarding its insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim which is fully re-insured save for a small exposure arising from the insolvency of some re-insurers in the London market.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion ($248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion ($661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity.  The claim of $130 million (plus compound interest) is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991–92 policy year.  The proceedings remain on foot.

49:  SUPERANNUATION COMMITMENTS

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer
Australia	ANZ Australian Staff	Defined Contribution Scheme
	Superannuation Scheme(1),(2)	Section C(3)	optional(7)	Balance of cost(9)
or
Defined Contribution Scheme
		Section A	optional	9% of salary(10)
or
Defined Benefit Scheme
		Pension Section(4)	nil	Balance of cost

New Zealand	ANZGROUP (New Zealand)
	Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)	nil	Balance of cost(11)
or
		Defined Contribution Scheme	2.5% min	7.5% of salary(12)
	National Bank Staff	Defined Benefit Scheme(6)	5.0% of salary	Balance of cost(13)
	Superannuation Fund(1),(2)	or
		Defined Contribution Scheme	2.0% min	11.2% of salary

England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	5.0%(8)	Balance of cost(14)

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)   These schemes provide for pension benefits

(2)   These schemes provide for lump sum benefits

(3)   Closed to new members in 1997

(4)   Closed to new members.  Operates to make pension payments to retirees who were members or to dependants of the members

(5)   Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependants of the members

(6)   Closed to new members on 1 October 1991

(7)   Optional but with minimum of 1%

(8)   From 1 October 2003, members of the Senior Management section, commenced contributions at the rate of 5% of salary, and all new members at the rate of 5% of salary

(9)   As determined by the Scheme Trustee on the recommendation of the actuary, currently 9% (2003: 9%) of members’ salaries

(10) 2003: 9% of salary

(11) As recommended by the actuary, currently nil (2003: nil)

(12) 2003: 7.5% of salary

(13) As recommended by the actuary, currently 20.7% of member’s salaries

(14) The Group recommenced contributions to the Scheme, effective from 1 October 2003.  Contributions are currently 25% of pensionable salaries.  Additional half yearly contributions of GBP 500,000 for 15 years will commence, with the first payment to be made in November 2004

The details of defined benefit schemes are as follows:

2004 Schemes	Employer’s contribution		Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m		$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(1)	—		41	35	(6)	41
ANZ UK Staff Pension Scheme(1)	8	(4)	869	844	(25)	844
ANZ Group (New Zealand) Staff Superannuation Scheme(2)	—		6	6	—	6
National Bank Staff Superannuation Fund(3),(6)	3		175	164	(11)	179
Other	1		3	4	1	7

Totals	12		1,094	1,053	(41)	1,077

2004 Schemes	Employer’s contribution		Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m		$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme Pension Section(5)	—		43	37	(6)	43
ANZ UK Staff Pension Scheme(5)	—	(4)	872	771	(101)	845
ANZ Group (New Zealand) Staff Superannuation Scheme(5)	—		6	6	—	6
National Bank Staff Superannuation Fund(6)	n/a		n/a	n/a	n/a	n/a
Other	1		3	4	1	7

Totals	1		924	818	(106)	901

(1)   Amounts were measured at 31 December 2003

(2)   Amounts were measured at 30 June 2004

(3)   Amounts were measured at 30 September 2004

(4)   Represents employer contributions from the period 1 October 2003 to 30 September 2004 (nil in the prior year)

(5)   Amounts were measured at 31 December 2002

(6)   This scheme arises from the acquisition of the National Bank of New Zealand effective on 1 December 2003

ANZ Australian Staff Superannuation Scheme Pension Section

The pension section of the ANZ Australian Staff Superannuation Scheme is closed to new members.  The last full actuarial valuation, conducted by the actuary Towers Perrin (now Russell Employee Benefits), as at 31 December 2001 showed a small surplus.  An interim valuation conducted as at 31 December 2003 showed a deficit of $6 million and the expectation is that this has remained materially unchanged since that date.  The Group has no present liability under the Scheme’s trust deed to commence contributions or fund the deficit. A full actuarial valuation is due to be conducted as at 31 December 2004 at which time the funding position will be re-assessed.

National Bank Staff Superannuation Fund

The last full actuarial valuation of the pension section of the National Bank Staff Superannuation Fund was conducted by Aon Consulting NZ as at 31 March 2004, and showed a deficit of NZD6 million ($6 million).  An interim valuation conducted as at 30 September 2004 shows a deficit of NZD12 million ($11 million).  The Group has no present liability under the Scheme’s trust deed to fund the deficit, however it does have a contingent liability if the Scheme was wound up.  Under the Scheme’s trust deed the Group is required to pay the Trustees of the Scheme an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled, as a result of a wind up of the Scheme.

The Group took actuarial advice at 31 March 2004 and has taken action to fund the deficit by contributing 20.7% of salary.

ANZ UK Staff Pension Scheme

The deficit disclosed above has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2003, the Scheme would have met the minimum funding requirement test (MFR) as defined in the UK legislation, being 115% funded on that basis.

The Group has no present liability under the Scheme’s trust deed to fund the deficit, however it does have a contingent liability if the Scheme was wound up. If this were to happen, the Trustee would be able to pursue the Bank for additional contributions under the UK Employer Debt regulations.  This is calculated based on an insurance buy-out of the Scheme. This is considered unlikely, given the Group intends to continue the Scheme on an on-going basis and the financial strength of the Group.

From 1 October 2003, the Group recommenced contributions at the rate of 25% of pensionable salaries.  These contributions are sufficient to cover the cost of accruing benefits.  In order to address the deficit, the Group has agreed to pay half yearly additional contributions of GBP 500,000 for a period of 15 years, commencing for the year beginning 1 October 2004, with the first payment being made in November 2004.

50:  EMPLOYEE SHARE AND OPTION PLANS

The Company has four share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan(1); the ANZ Employee Share Save Scheme; the ANZ Share Option Plan; and the ANZ Directors’ Share Plan.  Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares, other than in respect of voting rights.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

The closing market price of one ordinary share at 30 September 2004 was $19.02.

(1)   The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan and the Deferred Share Plan

ANZ EMPLOYEE SHARE ACQUISITION PLAN

$1,000 Share Plan

Subject to Board approval this plan allows for the issue of up to $1,000 of shares to all eligible employees each financial year. Refer to section C7 of the Remuneration Report for more details.

The shares are issued for no consideration. During the financial year, 1,244,654 shares with an average issue price of $18.04 were issued under the $1,000 Share Plan (2003: 1,028,623 shares with an average issue price of $17.70 were issued).  These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	4,537,676	4,217,660
Number of shares issued to the trust	1,512,886	1,242,614
Number of shares distributed to employees	(787,873)	(915,612)
Number of shares forfeited	(33,437)	(6,986)

Number of shares at end of the year	5,229,252	4,537,676

	The Company
	2004	2003
Number of shares acquired since commencement of the $1,000 Share Plan(1)	8,258,575	7,013,921

(1)   Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee up to three years from the date of issue.  Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired.  The issue price is based on the volume weighted average price of the shares traded on the ASX in the weeks leading up to and including the date of issue.  Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.  Refer to sections C5.1 and C5.2 of the Remuneration Report for more details.

During the financial year, 2,750,277 (2003: 2,587,091) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	8,020,848	7,500,351
Number of shares issued to the trust	2,851,886	2,666,291
Number of shares distributed to employees	(2,034,234)	(2,024,878)
Number of shares forfeited	(122,604)	(120,916)

Number of shares at end of the year	8,715,896	8,020,848

	The Company
	2004	2003
Number of shares acquired since commencement of the Deferred Share Plan(1)	16,628,462	13,878,185

(1)   Excludes shares issued under the bonus option plan and the dividend reinvestment plan

ANZ EMPLOYEE SHARE SAVE SCHEME

Eligible employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears by the trust. The Company contributes 5% of the purchase price and pays for brokers fees and stamp duty.  Senior executives may participate but are not eligible to receive the 5% discount.  Employees are eligible to participate in the Scheme if they are permanent full-time or part-time employees of the Company and have been employed since 1 October immediately prior to the invitation being made by the Company.  Employees nominate a restriction period between 1 to 10 years during which period the shares are held in trust.  Dividends are paid to the employees.

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	394,405	302,410
Number of shares purchased	279,723	291,210
Number of shares issued to the trust	24,243	16,408
Number of shares distributed to employees	(246,241)	(215,623)

Number of shares at end of the year	452,130	394,405

	The Company
	2004	2003
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	1,043,375	763,652

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ SHARE PURCHASE SCHEME

The ANZ Share Purchase Scheme is a closed scheme.  Shares have been progressively paid up by eligible officers, with the last remaining shares held under the scheme fully paid up and redeemed during the year.  No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2004	2003
Number of shares at beginning of the year	229,500	1,272,500
Number of shares redeemed by employees(1)	(229,500)	(1,043,000)

Number of shares at end of the year	—	229,500

(1)   Redeemed once paid out by employee

ANZ SHARE OPTION PLAN

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not).  Voting and dividend rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

	Exercise	Earliest exercise	Expiry	No. options at beginning	Options	Options lapsed and	Options	No. options outstanding at 30 September 2004
Grant date	price	date	date	of the year	granted	surrendered	exercised	On issue	Vested	Hurdle
	$
11/12/1998	9.62	11/12/2001	10/12/2003	15,000	—	—	15,000	—	Yes	A
25/03/1999	10.72	25/03/2002	24/03/2004	22,000	—	—	22,000	—	Yes	A
02/06/1999	10.48	02/06/2002	01/06/2004	325,000	—	—	325,000	—	Yes	A
02/06/1999	10.48	02/06/2002	01/06/2004	115,000	—	10,000	105,000	—	Yes	N
23/02/2000	9.39	23/02/2003	22/02/2007	442,000	—	—	295,000	147,000	Yes	B
08/03/2000	9.48	08/03/2003	07/03/2007	350,000	—	350,000	—	—	Yes	B
23/05/2000	11.09	23/05/2003	23/05/2007	271,250	—	—	107,500	163,750	Yes	N
26/09/2000	12.03	26/09/2003	25/09/2007	57,500	—	—	27,500	30,000	Yes	N
21/11/2000	13.62	22/11/2003	21/11/2007	2,043,258	—	—	1,338,039	705,219	Yes	B
27/12/2000	13.91	25/10/2003	07/02/2008	1,472,500	—	36,750	441,028	994,722	Yes	N
31/12/2000	14.06	31/12/2003	31/12/2004	750,000	—	—	750,000	—	Yes	E
27/01/2001	13.91	07/02/2004	07/02/2008	921,000	—	34,500	214,700	671,800	Yes	N
21/02/2001	14.20	21/02/2004	20/02/2008	4,063,825	—	72,050	1,020,207	2,971,568	Yes	N
27/02/2001	14.75	27/02/2004	26/02/2008	75,000	—	—	50,000	25,000	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	934,900	—	—	403,600	531,300	Yes	B
24/04/2001	12.98	25/04/2004	24/04/2008	2,271,415	—	62,325	540,563	1,668,527	Yes	N
07/05/2001	12.98	07/05/2004	06/05/2008	176,900	—	(650)	73,450	104,100	Yes	N
01/06/2001	14.61	01/06/2004	31/05/2008	414,250	—	17,500	86,750	310,000	Yes	N
23/08/2001	15.77	21/08/2004	20/08/2008	76,000	—	—	—	76,000	Yes	B
27/08/2001	16.09	27/08/2004	26/08/2008	75,750	—	8,250	4,500	63,000	Yes	N
24/10/2001	16.33	25/10/2004	24/10/2008	870,200	—	5,100	111,800	753,300	No	B
24/10/2001	16.33	25/10/2004	24/10/2008	3,101,925	—	156,200	134,125	2,811,600	No	N
24/10/2001	0.00	24/10/2002	24/10/2003	409	—	—	409	—	Yes	N
24/10/2001	16.33	24/10/2004	23/10/2008	50,000	—	—	—	50,000	No	B
31/12/2001	16.48	31/12/2004	31/12/2005	500,000	—	—	—	500,000	No	E
31/12/2001	16.80	31/12/2003	31/12/2007	500,000	—	—	—	500,000	Yes	F
28/02/2002	17.49	26/02/2005	25/02/2009	20,000	—	—	—	20,000	No	B
24/04/2002	18.03	24/04/2005	24/04/2009	3,183,849	—	226,063	77,145	2,880,641	No	N
24/04/2002	0.00	24/04/2003	24/04/2004	4,705	—	(5,243)	9,948	—	Yes	N
24/04/2002	18.03	24/04/2005	24/04/2009	885,193	—	19,393	105,299	760,501	No	C
24/04/2002	18.03	24/04/2005	24/04/2009	415,000	—	10,000	25,000	380,000	No	C
31/05/2002	18.55	14/05/2005	13/05/2009	145,000	—	—	—	145,000	No	N
27/06/2002	18.55	28/06/2005	27/06/2009	286,470	—	20,035	4,625	261,810	No	N
21/07/2002	17.18	22/07/2005	21/07/2009	17,000	—	—	—	17,000	No	C
23/10/2002	17.34	23/10/2005	22/10/2009	2,584,352	—	295,825	—	2,288,527	No	D
23/10/2002	17.34	23/10/2005	22/10/2009	2,265,111	—	131,293	13,053	2,120,765	No	N
20/11/2002	17.56	20/11/2005	19/11/2009	40,000	—	—	—	40,000	No	D
31/12/2002	16.69	31/12/2004	31/12/2007	1,000,000	—	—	—	1,000,000	No	F
20/05/2003	17.60	20/05/2006	19/05/2010	2,890,631	—	291,150	2,241	2,597,240	No	D
20/05/2003	17.60	20/05/2006	19/05/2010	2,139,491	—	107,372	4,423	2,027,696	No	N
09/06/2003	18.12	09/06/2006	08/06/2010	10,000	—	—	—	10,000	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	—	2,796,256	136,938	1,076	2,658,242	No	N
05/11/2003	17.55	05/11/2006	04/11/2010	—	1,322,863	60,922	66,276	1,195,665	No	C
31/12/2003	17.48	31/12/2005	31/12/2008	—	1,000,000	—	—	1,000,000	No	F
11/05/2004	0.00	11/05/2004	10/05/2006	—	11,967	—	11,967	—	Yes	N
11/05/2004	18.22	11/05/2007	10/05/2011	—	2,751,348	60,928	—	2,690,420	No	N
11/05/2004	18.22	11/05/2007	10/05/2011	—	1,664,836	34,016	585	1,630,235	No	C

Totals				35,781,884	9,547,270	2,140,717	6,387,809	36,800,628

The aggregate fair value of shares issued as a result of the exercise of options during the 2004 financial year was $116 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro-rata renounceable rights issue. In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22.  As a result the exercise price of each option issued under the ANZ Share Option Plan is reduced by 72 cents from the amount previously disclosed.

Details of performance hurdles applicable to options are as follows:

N No performance hurdles apply. Once the exercise period has been reached, the options may be exercised.  These options are only granted to high-potential employees below executive level.  As their purpose is predominately retention and to share in any growth in the share price, additional hurdles are not applied.  These types of options will not be granted after November 2004.

A During the two year period commencing three years and ending five years after the date of issue of the options, the percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

B & C During the four-year period commencing three years, and ending seven years, after the issue date of the options:

• 50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index measured over the same period and calculated as at the last trading day of any month; and

• 50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 100 Accumulation Index measured over the same period and calculated as at the last trading day of any month.

D Options may be exercised during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

E The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period, equals or exceeds the, S&P/ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

F One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period (applicable to the CEO only).

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the directors of the Company, in which case the exercise of the options may be allowed.

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue.  Those shares will be allotted to the option holder when the options are exercised.

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received
$		$
0.00	409	0.00
0.00	9,948	0.00
0.00	11,967	0.00
9.39	100,000	939,000
9.62	15,000	144,300
10.11	195,000	1,971,450
10.48	90,000	943,200
10.48	325,000	3,406,000
10.72	22,000	235,840
11.09	85,000	942,650
11.20	15,000	168,000
11.81	22,500	265,725
12.03	25,000	300,750
12.75	2,500	31,875
12.98	73,450	953,381
12.98	400,400	5,197,192
12.98	530,313	6,883,462
13.62	1,330,039	18,115,131
13.70	3,200	43,840
13.70	10,250	140,425
13.91	210,200	2,923,882
13.91	358,278	4,983,646
14.06	750,000	10,545,000
14.20	999,207	14,188,739
14.34	8,000	114,720
14.61	83,750	1,223,587
14.63	4,500	65,835
14.63	82,750	1,210,632
14.75	50,000	737,500
14.92	21,000	313,320
15.33	3,000	45,990
16.09	4,500	72,405
16.33	108,600	1,773,438
16.33	121,725	1,987,769
17.05	3,200	54,560
17.05	12,400	211,420
17.34	12,768	221,397
17.55	1,076	18,883
17.55	66,276	1,163,143
17.60	4,423	77,844
18.03	25,000	450,750
18.03	77,145	1,390,924
18.03	105,299	1,898,540
18.06	285	5,147
18.22	585	10,658
18.55	4,625	85,793
18.59	2,241	41,660

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$19.44

Low	$15.94

As at 30 September 2004	$19.02

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table on the previous page, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received
$		$
9.39	10,000	93,900
11.09	15,000	166,350
12.03	884	10,635
12.98	158,700	2,059,926
12.98	96,125	1,247,703
12.98	8,250	107,085
13.62	9,000	122,580
13.91	47,242	657,136
13.91	31,500	438,165
14.20	153,750	2,183,250
14.61	9,250	135,143
16.09	2,250	36,203
16.33	174,800	2,854,484
16.33	234,600	3,831,018
17.34	2,031	35,218
17.55	1,214	21,306
17.60	1,547	27,227
18.03	2,536	45,724
18.22	230	4,191
18.22	323	5,885
18.94	6,183	117,106
19.30	8,458	163,239

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2004	2003
	$m	$m
Share capital	86	73
Liquid assets	86	73

ANZ DIRECTORS’ SHARE PLAN

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

Refer to section B3 of the Remuneration Report for more details.

Details of the movement in shares under this Scheme are as follows:

	The Company(1)
	2004	2003
Number of shares at beginning of the year	464,467	349,767
Number of shares purchased	197,655	114,700
Number of shares sold	—	—
Number of shares forfeited	—	—

Number of shares at end of the year	662,122	464,467

(1)   Includes deferred shares

51:  DIRECTORS AND SPECIFIED EXECUTIVES REMUNERATION AND SHARE AND OPTION DISCLOSURES

The remuneration and share and options details concerning the Directors of the Company and AASB 1046 “Director and Executive Disclosures by Disclosing Entities” specified executives of the Group are detailed on pages 6 to 23.

52:  DIRECTORS AND SPECIFIED EXECUTIVES - RELATED PARTY TRANSACTIONS

This note covers the related party transactions (excluding share and options transactions) of the directors of the Company and AASB1046 “Director and Executive Disclosures by Disclosing Entities” specified executives, as identified on pages 6 and 8.

Australian Securities and Investments Commission (ASIC) Class Order 98/110 dated 10 July 1998 (as amended)

The directors and specified executives have been exempted, subject to certain conditions, by an ASIC class order, 98/110 dated 10 July 1998 (as amended), from making disclosures of loans regularly made, guaranteed or secured directly or indirectly by the Group to related parties or in respect of a financial instrument transaction regularly made by the Group to related parties (other than shares and share options), other than to the director or specified executive, or to an entity controlled or significantly influenced by the director or specified executive, where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity (if any).

The class order does not apply to a loan or financial instrument transaction of which any director or specified executive should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)  in the case of any material financial instrument transaction, ensure that; and

ii)  in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

SHARES AND SHARE OPTIONS TRANSACTIONS

The aggregate of and movement during the financial year of shares and share options relating to the directors and specified executives and their personally related parties are detailed on pages 20 to 23.

Directors and specified executives receive normal dividends on these shares.

LOAN TRANSACTIONS

Details regarding loans outstanding at the reporting date to directors and specified executives including personally related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above), where the individuals aggregate loan balance exceeded $100,000 at any time in the reporting period, are as follows:

	Balance 1 October 2003	Balance 30 September 2004	Interest paid and payable in the reporting period		Highest balance in the reporting period
	$	$	$		$
Directors
Non-executive Directors
C B Goode	3,500,000	—	170,734		3,500,000
J C Dahlsen	13,154,657	17,695,111	632,052		21,062,375
D M Gonski	18,342,500	18,342,000	1,369,075		18,342,500
Executive Directors
J McFarlane(1)	24,981	10,349,429	245,507		14,033,903

Specified executives
E Funke Kupper	688,542	680,000	832	(2)	722,500
B C Hartzer	1,709,927	2,645,581	149,632	(2)	4,222,927
P Hawkins	9,495,000	14,303,423	618,611		14,303,423

(1)   The loan balances as at 30 September 2004 principally relate to loans for the purchase of ANZ shares, including the exercise of options

(2)   Interest payments were reduced as a result of a linked offset account

Details regarding the aggregate of loans made, guaranteed or secured by any entity in the Group to each group of directors and specified executives including related parties (subject to the ASIC Class Order 98/110 (as amended) disclosure limitation as described above) are as follows:

	Balance 1 October 2003	Balance 30 September 2004	Interest paid and payable in the reporting period	Number in group at 30 September
	$	$	$
Directors
2004	35,022,138	46,386,540	2,417,368	4
Specified executives
2004	11,897,647	17,725,828	771,443	4

Loans made to the non-executive directors are made in the course of ordinary business on normal commercial terms and conditions. Loans to the executive director are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

No amounts have been written down or recorded as allowances, as the balances are considered fully collectible.

OTHER TRANSACTIONS OF DIRECTORS AND SPECIFIED EXECUTIVES

Other transactions (other than shares and share options)

Under the ASIC class order referred to above, disclosure of other transactions regularly made by the Group is limited to disclosure of such transactions with a director of the Company, specified executives of the Group and to an entity controlled or significantly influenced by the directors and specified executives, on the basis the transactions are:

•      on arm’s length terms and conditions no more favourable than those entered into by other employees or unrelated customers;

•      information about them does not have the potential to affect adversely decisions about the allocations of scarce resources made by users of the financial report, or the discharge of accountability by the director or specified executive; and

•      are deemed trivial or domestic in nature.

Transactions between the directors, specified executives and related entities and the Group during the financial year were in the nature of normal personal banking, debentures, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers and were trivial and domestic in nature.

53:  DIRECTORS OF CONTROLLED ENTITIES OF THE COMPANY - RELATED PARTY TRANSACTIONS(1)

LOAN TRANSACTIONS

Loans to executive directors of controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982.  These loans were in the nature of normal personal loans and were made on the same terms and conditions applicable to other eligible employees within the Group in accordance with established policy.

OTHER TRANSACTIONS OF DIRECTORS AND PERSONALLY RELATED ENTITIES

i)  Financial instrument transactions

ASIC class order 98/110 dated 10 July 1998 (as amended)

Disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the controlled entity concerned or an entity controlled or significantly influenced by the director of the controlled entity.

Financial instrument transactions between the directors of the controlled entities or their personally related entities and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)  Transactions other than financial instrument transactions of banks

All other transactions with directors of the controlled entities of the Company and their personally related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with directors’ personally related entities occur within a normal customer or supplier relationship and are on arm’s length terms and conditions.

(1)   Relates to all other related party disclosures not concerning directors of Australia and New Zealand Banking Group Limited as disclosed in note 52

54:  TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURE ENTITIES - RELATED PARTY DISCLOSURES

During the course of the financial year the Company and the Group conducted transactions with associates and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	101,835	30,691	27,553	1,139
Interest revenue	4,078	1,126	2,422	507
Dividend revenue	38,353	5,606	365	326
Commissions received from ING Australia joint venture	87,026	79,146	80,127	70,504
Costs recovered from ING Australia joint venture	9,776	15,802	9,761	15,544

55: US GAAP RECONCILIATION

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

	Note		2004	2003	2002
			$m	$m	$m
Net profit reported under Australian GAAP			2,815	2,348	2,322
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Employee share issue and options	(xix	)	(43)	(21)	(40)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i	)	2	2	2
Difference in gain or loss on disposal of properties revalued under historical cost	(i	)	12	2	5
Deferred profit on sale and leaseback transactions over the lease term	(iii	)	(10)	(4)	(9)
Amortisation of goodwill	(ii	)	189	62	(6)
Amortisation of sale and leaseback gain over the lease term	(iii	)	26	25	25
Pension expense adjustment	(vi	)	(5)	2	18
Mark to market and non compliant derivative hedges (under SFAS133)	(xv	)	(89)	(47)	(17)
Adjustment on entering joint venture	(xvii	)	(14)	—	(205)
Interest on reclassified preference shares and amortisation of costs	(xx	)	(64)	(1)	—
Pension plan deficit amortisation	(vi	)	(11)	—	—
Guarantee fee obligation	(xviii	)	(23)	—	—
Acquisition cost of NBNZ adjustment	(xxiv	)	(37)	—	—
Total tax impact of the above adjustments (refer below)			40	12	2

Net income according to US GAAP			2,788	2,380	2,097

Earnings per share (cents) according to US GAAP*
Basic			155	144	127
Diluted			149	144	126

Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP			2,788	2,380	2,097
Currency translation adjustments, net of hedges after tax: Tax is (Sep 2004: $9m; Sep 2003: $54m; Sep 2002: $43m)	(xiii	)	233	(356)	(98)
Unrealised profit (loss) on available for sale securities net of tax: Tax is (Sep 2004: $3m; Sep 2003: -$1m; Sep 2002: $1m)	(ix	)	7	(2)	3
Mark to market of cash flow hedges net of tax: Tax is: (Sep 2004: $-40m; Sep 2003: $33m; Sep 2002: $26m)	(xv	)	(94)	76	60
Pension plan deficit net of tax: Taxis: (Sep 2004: $-6m; Sep 2003: $-42m)	(vi	)	(14)	(99)	—

Total comprehensive income according to US GAAP			2,920	1,999	2,062

Total tax impact of the above adjustments comprises
(Gain)/loss on assets sold and leased back			3	1	2
Amortisation of deferred profit			(3)	(2)	(1)
Pension expense adjustment			2	(1)	6
Marked to market of non-compliant derivative hedges			27	14	(5)
Guarantee revenue			7	—	—
Pension plan deficit amortisation			4	—	—

			40	12	2

* Rounded to the nearest whole cent and restated for rights issue

	Note		2004	2003	2002
			$m	$m	$m
Shareholders’ equity reported under Australian GAAP(1)			17,907	13,770	11,448
Elimination of gross asset revaluation reserves	(i	)	(224)	(247)	(266)
Unrealised profit (loss) on available for sale securities	(ix	)	8	1	3
Adjustment to accumulated depreciation on buildings revalued	(i	)	52	50	48
Restoration of previously deducted goodwill	(ii	)	695	695	695
Accumulated amortisation of goodwill	(ii	)	(263)	(452)	(514)
Deferred profit on sale and leaseback transactions	(iii	)	(20)	(17)	(20)
Provision for final cash dividend	(iv	)	—	—	681
Pension expense adjustment	(vi	)	(48)	(14)	126
Derivatives and hedging activities	(xv	)	69	309	247
Adjustment on entering joint venture	(xvii	)	(217)	(203)	(203)
Reclassification of preference shares	(xx	)	(990)	(988)	—
Guarantee fee obligation	(xviii	)	(16)	—	—
Acquisition cost of NBNZ purchase adjustment	(xxiv	)	(37)	—	—
Total tax impact of the above adjustments (refer below)			1	(84)	(106)

Shareholders’ equity according to US GAAP			16,917	12,820	12,139

Total assets reported under Australian GAAP			259,345	195,591	183,105
Elimination of gross incremental revaluations	(i	)	(191)	(203)	(205)
Unrealised profit (loss) on available for sale securities	(ix	)	12	2	3
Adjustment to accumulated depreciation on buildings revalued	(i	)	52	50	48
Restoration of previously deducted goodwill	(ii	)	695	695	695
Accumulated amortisation of goodwill	(ii	)	(263)	(452)	(514)
Prepaid pension adjustment	(vi	)	58	66	67
Reclassification of deferred tax assets against deferred tax liabilities	(v	)	(672)	(726)	(462)
Revaluation of hedges	(xv	)	192	397	501
Issue Costs	(xx	)	10	13	—
Adjustment to carrying value of the ING Australia joint venture	(xvii	)	(217)	(203)	(203)
Consolidation of variable interest entities	(xii	)	3,036	—	—
Guarantee receivable	(xviii	)	4	—	—
NBNZ goodwill due to acquisition cost adjustment	(xxiv	)	(37)	—	—

Total assets according to US GAAP			262,024	195,230	183,035

(1)  Excluding outside equity

Total tax impact of the above adjustments comprises
Deferred profit on sale and leaseback transactions	6	5	6
Pension expense adjustment	14	4	(38)
Derivative and hedging activities	(19)	(93)	(74)

	1	(84)	(106)

i)  Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1xiv). However in the past the Group at various times, has revalued properties, increasing the book value of these assets.  Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR forms part of Shareholders’ equity and is not available for future property writedowns while properties are measured at deemed cost.

Under US GAAP, revaluation of properties is not permitted except for decrements which are regarded as other than temporary. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance are not allowed.

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii)  Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 so that goodwill is amortised over a period not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Until 1 October 2002, adjustments were made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits. As at 1 October 2002, ANZ adopted SFAS 142 “Goodwill and Other Intangible Assets”. Under US GAAP for goodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a review for impairment test will apply rather than systematic goodwill amortisation. This review is undertaken in accordance with SFAS 142 ‘Goodwill and Other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from the acquisition. These units have been evaluated using a combination of discounted cashflows and multiples of earnings methodologies. Any impairment is recognised in earnings in the year in which it is identified. The 2004 review did not indicate any impairment.

For comparability the table below reconciles the Group’s US GAAP reported income to ‘adjusted’ income excluding the effect of goodwill amortisation.

	2002
US GAAP reported net income	$2,097	m
Goodwill amortisation	$26	m
Reported net income excluding effect of amortisation	$2,123	m
Basic EPS using adjusted net income	129	*
Diluted EPS using adjusted net income	128	*

* Rounded to nearest whole cent and restated for rights issue

iii)  Sale-leaseback transactions

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale. Under US GAAP, the gain is amortised over the remaining lease term. This difference in treatment has been adjusted in the US GAAP reconciliation.

iv)  Dividends in 2002

Historically Australian GAAP dividends were shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation. Changes in Australian GAAP for 2003 disallowed accrual of dividends, thus there is no adjustment for the 2004 or 2003 years.

v)  Income taxes

Under Australian GAAP, tax benefits relating to carry forward tax losses must be ‘virtually certain’ of being realised before being booked. Realisations of benefits relating to other timing differences must be ‘beyond reasonable doubt’ before they may be booked. These tests are more stringent than those applied under US GAAP. However no material adjustment to future tax benefits for US GAAP is required.

Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation for total assets.

As detailed in note 6, the Group implemented tax consolidation during the year.  The amounts due to and receivable from the Holding Company are as follows:

	2004	2003
	$’000	$’000
Amounts due from group entities	323	—
Amounts due to group entities	474	—

vi)  Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal or constructive obligation, is provided for in the Group’s financial statements (refer note 49).

Under US SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’, pension expense is a function of an employee’s service period, interest costs, expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

In the year ended 30 September 2003, as required under US GAAP an additional liability was recognised for the Group’s UK Pension plan of $142 million ($99 million after tax). As at 30 September 2004, based on 30 June 2004 actuarial information, due to an improvement in the position of the plan, this liability has been reduced to $136 million ($95 million after tax). In 2004, a liability was recognised for the Group’s NBNZ pension plan of $35 million ($25 million after tax). These liabilities are required to be recognised where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation.

vii)  Post retirement and post employment benefits

Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

viii)  Trading securities

US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders’ equity.

The residual emerging markets portfolio had been classified as available with the market value writedown taken through the statement of financial performance for both Australian and US GAAP purposes.

Except for the above, no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

ix)  Investment securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. An adjustment is made in the US GAAP reconciliation to reclassify certain investment securities under Australian GAAP to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders’ equity.

x)  Accounting for the impairment of loans

SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’, as amended by SFAS 118 ‘Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures’, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts.

No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value (net of the allowance for loan losses).

xi)  Accounting for the impairment of long lived assets and for long lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should be recognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and where required, have written down the assets to their recoverable amounts.

xii)  Accounting for transfers and servicing of financial assets and extinguishments of liabilities and variable interest entities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of applying the provisions of SFAS 140 on total assets is not material. Refer to note 39 for the required disclosures.

In the year ended 30 September 2004, the Group first applied the provisions of FASB Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46R”).  FIN 46R addresses the consolidation of entities in which a reporting enterprise has an economic interest, but for which a voting interest approach to consolidation is not effective in identifying where control of the entity really lies, or in which the equity investors do not bear the economic risks and rewards of the entity.  Overall, the objective of FIN46R is to improve the consistency and comparability of financial statements of enterprises engaged in similar activities.

An entity is a Variable Interest Entity (“VIE”) if the entity’s equity at risk is not sufficient to finance its activities without additional subordinated financial support from other parties.  An entity is also a VIE if, as a group the holders of the equity investment at risk lack any one of the following characteristics:

• Direct or indirect ability to make decisions about the entity’s activities through voting rights

• Obligation to absorb the expected losses of the special purpose entity if they occur

• The right to receive the residual returns of the entity if there are any.

The Group is required to consolidate those VIEs for which the Group is the primary beneficiary.

Those entities that have been identified as requiring consolidation as a result of the application of FIN46R have been detailed in note 55 xxii.  These entities are not consolidated or equity accounted under Australian GAAP.

Details of the treatment of securitisations under Australian GAAP are detailed in note 39.

The Group retains servicing and (for some loans) custodian responsibilities for sold loans.  The fair value of these servicing rights is estimated to be approximately $13 million as at 30 September 2004. These interests are not considered to be material and as such have not been adjusted for in the US GAAP reconciliation.

Following a securitisation the Group may also receive any excess income derived by the SPV after interest has been paid to investors and net credit losses and expenses absorbed. Due to the significant uncertainties inherent in estimating the underlying loan repayment rates and interest margins with respect to the these loan securitisation programs, future cash flows cannot be reliably measured and no asset in relation to any entitlement to residual income is recognised.

xiii)  Comprehensive income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities, additional pension liability and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remaining component of comprehensive income. Amounts transferred in and out of comprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value of equity investments recorded as available for sale subject to adjustment in the US GAAP reconciliation was $14 million as at 30 September 2004 (2003: $4 million), with a book value of $2 million (2003: $2 million).

The movement in the unrealised gain relating to these securities during the year is equal to $10 million, realised gains before tax on these securities during the year is equal to $5 million (2003: $4 million).

The currency translation adjustment through comprehensive income includes a net gain on hedges after tax of $21 million (before tax $30 million) (2003: net gain after tax $126 million; before tax $180 million).

xiv)  Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP.

xv)  Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation from 1 October 2000. SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting for derivatives under Australian GAAP is outlined in note 1 (xiii).

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million. Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustments going forward. The net gain/(loss) after tax in the net income according to US GAAP recognised during the September 2004 year, due to fair value and cashflow hedge ineffectiveness (in respect of qualifying hedges) or non compliance is ($28) million and ($35) million, respectively.

xvi)  Provisions

The recognition requirements for restructuring provisions under Australia GAAP and US GAAP are similar and as such no adjustment has been made in the reconciliation.  SFAS146 “Accounting for Costs Associated with Exit or Disposal Activities” has additional disclosure requirements, which are addressed in the following.

During 2004 approximately 37% of the total restructuring and surplus leased space expense for the year related to one time termination and other staff benefits, and for surplus premises space (2003: 92%) and the remainder for other associated costs including technology costs.  The personnel costs relate to ongoing business initiatives in response to changing market conditions that demanding streamlining of our front offices across the business units. These restructuring initiatives are expected to be substantially implemented over the next year.

The total restructuring provision as at 30 September is distributed as follows:

	2004	2003
	$m	$m
One time termination and staff benefits	73	58
Excess premises	10	22
Other contract termination and associated costs	23	12

Total	106	92

All restructuring costs are expensed and recorded as operating expenses in the most appropriate category; for example, termination benefits are recorded in personnel and, surplus premises are recorded in premises, with the remainder recorded in other.

Note 27 to the financial statements provides additional details on the movements in the provision for restructuring costs.

xvii)  Gain and non-capitalisable costs recognised on entering joint venture

In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gain may not be recognised as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

xviii)  Guarantees

As of 1 January 2003 FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including indirect Guarantees of indebtedness of Others’ requires a guarantor (for non derivative contracts) to recognise at inception a liability equal to the fair value of the obligations undertaken in issuing that guarantee. The fair value of the obligation in issuing the guarantee at inception is typically equal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions.  The Group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees, Bill endorsements, Documentary letters of credit, Performance related contingencies. The fair value of the estimated liability related to guarantees for the forementioned instruments at 30 September 2004 has been adjusted in the US GAAP reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customers obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterparty does not fulfill its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statement of financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 48. The amounts detailed in note 48 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix)  Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share options issued to employees or for shares issued at a discount.  However, ANZ expenses the deferred share plan under Australian GAAP.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP, APB No.25 share-based employee compensation cost for variable share option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed.  An adjustment is made in the US GAAP reconciliation for $22 million (2003: $18 million).

The following amounts were booked as a compensation expense during the year in relation to stock based compensation:

	2004	2003
	$m	$m
Gross(1)	90	68
After tax(2)	63	48

(1)   This includes the Deferred Share Plan which is also expensed under Australian GAAP.

(2)   The tax deduction for the deferred share and the $1,000 share plan occurs at the time that shares are issued. The tax effect is recognised under Australian GAAP and therefore, no adjustment is made in the US GAAP reconciliation.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

The fair value of the options has been calculated using a modified Black-Scholes option pricing model.  The fair value is calculated as at the grant date and the value amortised on a straight-line basis over the vesting period.  Note 4 details the assumptions taken into account in the fair value calculation.  An adjustment is made in the US GAAP reconciliation for $21 million (2003: $3 million).

	2004	2003	2002
	$m	$m	$m
Net income according to US GAAP	2,788	2,380	2,097
Intrinsic method adjustment(APB 25)	43	21	40
Fair value adjustment (SFAS 123)	(53)	(50)	(44)

Adjusted Pro Forma net income according to US GAAP	2,778	2,351	2,093

	2004	2004	2003	2003	2002	2002
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
– Basic earnings per share (cents)*	155	155	144	143	127	127
– Diluted earnings per share (cents)*	149	149	144	142	126	126

*      Rounded to nearest whole cent and restated for rights issue

Details of the share-based compensation plans are included in note 50.

xx)  Classification of financial instruments with characteristics of both liability and equity – all new issues post May 2003

Under Australian GAAP, preference shares issued on 23 September 2003 (known as ANZ StEPS) are classified as equity instruments as they are not considered to be mandatorily converting to ordinary shares and do not meet the classification requirements of a financial liability upon issue.

SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ requires that the StEPS be classified as a liability because the monetary value of the obligation to the holders of the securities is known at inception and the holders are not exposed to changes in the fair value of equity. Any associated dividends have been reclassified as interest expense in the US GAAP reconciliation.

SFAS 150 does not apply to issues of preference shares made prior to 31 May 2003.

xxi)  Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2004 are summarised below.

Details of the funding of the schemes are set out in note 49.

Australian Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	50	51	54
Interest costs	2	3	3
Benefits paid	(5)	(6)	(6)
Actuarial gains (losses)	(3)	2	—

Benefit obligation, 30 June	44	50	51

Change in plan assets
Fair value at start of year	35	43	49
Actual return on plan assets	4	(2)	—
Employer contribution	—	—	—
Benefits paid	(5)	(6)	(6)

Total fair value of plan assets, 30 June	34	35	43

Funded status	(10)	(15)	(8)

Unrecognised net transition loss	—	1	2
Unrecognised net loss	10	16	10
Adjustment required to recognise minimum unfunded projected benefit obligation	(10)	(17)	(12)

Net amount recognised	(10)	(15)	(8)

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(10)	(15)	(8)

The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
– pensioners	6.0%	5.0%	6.0%
Annual increase in future compensation levels
– pensions	2.5%	2.5%	2.5%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

Weighted average assets allocations
- Equity securities	61%	n/a *	n/a *
- Debt securities	23%	n/a *	n/a *
- Real estate	9%	n/a *	n/a *
- Other	7%	n/a *	n/a *

	100%	n/a *	n/a *

* Information is not available

The Plan’s investment objectives are to maximise returns over the long term whilst accepting a moderate degree of performance variability; and to exceed inflation (CPI increases), on average, by at least 3% over rolling five and seven year periods.  The Plan’s investment strategy is to combine 70% growth assets (shares and property) and 30% defensive assets (diversified fixed income and cash).  This combination reduces the expected variability compared to a portfolio invested only in shares.

Cash Flows

Contributions

It is anticipated that nil will be contributed to this scheme in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2004	2004
	$m	$m
Year	Pension Benefits	Other Benefits
2005	5	—
2006	5	—
2007	5	—
2008	4	—
2009	4	—
2010-14	18	—

UK Pension Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	952	1,034	1,038
Service cost	12	13	15
Interest cost	49	53	62
Benefits paid	(46)	(49)	(62)
Actuarial gains (losses)	(11)	56	27
Foreign currency exchange rate fluctuations	19	(155)	(46)

Benefit obligation, 30 June	975	952	1,034

Change in plan assets
Fair value at start of year	790	982	1,152
Actual return on plan assets	71	(4)	(69)
Employer contribution	8	(1)	(2)
Benefits paid	(46)	(49)	(62)
Foreign currency exchange rate fluctuations	16	(138)	(37)

Total fair value of plan assets, 30 June	839	790	982

Funded status	(136)	(162)	(52)

Unrecognised net transition gain	(3)	(10)	(19)
Unrecognised loss	165	194	92
Unrecognised prior service cost	32	44	46
Adjustment required to recognise minimum benefit obligation	(136)	(142)	—

Net amount recognised	(78)	(76)	67

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	58	66	67
Accrued benefit liabilities	(136)	(142)	—

The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
– active members	5.75%	5.25%	5.75%
– pensioners	5.75%	5.25%	5.75%
Annual increase in future compensation levels
– salary	4.50%	4.25%	4.5%
– pensions	2.75%	2.25%	2.5%
Expected long-term rate of return on assets	7.00%	6.25%	6.75%

The Trustee of the ANZ UK Staff Pension Scheme determines their investment strategy after consulting with the Bank with regard to the liability profile of the plan and in accordance with the Statement of Investment Principles.  Following an asset liability modelling exercise, the Trustee has determined the following benchmarks which they believe provide an adequate balance between maximising the return on the assets and minimising the risk of failing to meet the liabilities over the long term:

	2004	2003	2002
Weighted average assets allocations
- Equity securities	50%	45%	n/a	*
- Debt securities	34%	36%	n/a	*
- Real estate	15%	15%	n/a	*
- Other	1%	4%	n/a	*

	100%	100%	n/a	*

*      Information is not available

Cash Flows

Contributions

It is anticipated that $12 million will be contributed to this scheme in 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2004	2004
	$m	$m
Year	Pension Benefits	Other Benefits
2005	48	—
2006	50	—
2007	53	—
2008	55	—
2009	55	—
2010-14	314	—

NZ Scheme

	2004	2003	2002
	$m	$m	$m
Change in benefit obligation
Balance at start of year	—	—	—
Increase due to NBNZ acquisition	183	—	—
Service cost	4	—	—
Interest cost	7	—	—
Benefits paid	—	—	—
Actuarial gains (losses)	—	—	—
Foreign currency exchange rate fluctuations	10	—	—

Benefit obligation, 30 June	204	—	—

Change in plan assets
Fair value at start of year	—	—	—
Increase due to NBNZ acquisition	151	—	—
Actual return on plan assets	7	—	—
Employer contribution	3	—	—
Benefits paid	—	—	—
Foreign currency exchange rate fluctuations	8	—	—

Total fair value of plan assets, 30 June	169	—	—

Funded status	(35)	—	—

Unrecognised net transition gain	—	—	—
Unrecognised loss (gain)	—	—	—
Unrecognised prior service cost	—	—	—
Adjustment required to recognise minimum benefit obligation	—	—	—

Net amount recognised	(35)	—	—

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(35)	—	—

The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
- active members	6.4%	—	—
- pensioners	6.4%	—	—
Annual increase in future compensation levels
- salary	3.0%	—	—
- pensions	4.3%	—	—
Expected long-term rate of return on assets	8.0%	—	—

Weighted average assets allocations
- Equity securities	53%	—	—
- Debt securities	26%	—	—
- Real estate	—	—	—
- Other	21%	—	—

	100%	—	—

Assets in the Fund are held in pooled funds and are managed by specialist investment managers.  Investment returns are measured against the relevant market index for each assets class and are targeted to outperform the index by a prescribed amount over a three-year period. The strategic range around the asset allocation benchmarks is 10 percentage points.

Cash Flows

Contributions

It is anticipated that approximately 20.7% of salaries (gross of tax) will be contributed to this scheme in 2005.

This will be subject to a full actuarial valuation in March 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	2004	2004
	$m	$m
Year	Pension Benefits	Other Benefits
2005	7	—
2006	7	—
2007	7	—
2008	7	—
2009	7	—
2010-14	38	—

The elements of the net periodic pension cost of the above schemes are as follows:

	2004	2003	2002
	$m	$m	$m
Service cost	16	14	13
Interest cost	58	57	59
Expected return on schemes’ assets	(60)	(70)	(77)
Amortisation net transition asset	(6)	(6)	(7)
Recognised gains/losses	4	—	—
Recognised prior service cost	4	4	4

Net periodic pension cost	16	(1)	(8)

Amortisation of prepaid pension expense	—	—	(8)
Employer contributions	(11)	(1)	(2)

Net pension expense	5	(2)	(18)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $127 million for the year (2003: $102 million; 2002: $80 million).

xxii)  Variable Interest Entities

The following entities have been identified as requiring consolidation as a result of the application of FIN46R on the basis that the Group is the Primary Beneficiary.  These entities are not consolidated or equity accounted under Australian GAAP:

Entity	Nature	Purpose & Activities	Total Assets*
			$m
Arc Funding Pty Ltd	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	174

Aurora Securitisation Pty Ltd	Conduit	SPV issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	2,147

Coast Asset Corporation	Conduit	SPV issues commercial paper in the United States and on-lends the funds to special purpose companies that acquire or hold financial assets.	370

Coral(3)	ANZ Client deal Capital Markets funded	SPV issues commercial paper to finance the acquisition or holding of financial assets.	221

Eos(2)	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holdings of financial assets.	178

Echo Funding Pty Ltd	Repackaging Vehicle	SPV issues medium term notes on a segregated series basis and uses the funds to acquire bonds or exposures through credit derivatives.	77

Kingfisher Securitisation Pty Ltd	Conduit	SPV raises funds by issuing debt instruments and uses the funds so raised to acquire assets/ investments.	291

Omeros Trust(1)	Repackaging Vehicle	SPV raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	279

Omeros II Trust (1)	Repackaging Vehicle	SPV raises funds by issuing notes to Aurora Securitisation. The proceeds of notes are used to finance the acquisition or holding of financial assets	68

Orion	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	37

Solera Trust	Repackaging Vehicle	SPV issues commercial paper and on-lends the funds to special purpose trusts that acquire or hold financial assets.	178

Stellar Funding Pty Ltd	Repackaging Vehicle	SPV issues commercial paper to finance the acquisition or holding of financial assets.	152

Surf Capital	Repackaging Vehicle	SPV raises funds by issuing notes to Coast Asset Corporation. The proceeds of notes are used to finance the acquisition or holding of financial assets.	157

(1)   Consolidates into Aurora Securitisation Pty Ltd

(2)   Consolidates into Solera Trust

(3)   Consolidates into Coast Asset Corporation

*      Total assets are shown gross of any consolidation eliminations

The Group also holds a significant variable interest in the following Variable Interest Entities; however, it is not the Primary Beneficiary:

Entity	Nature	Purpose & Activities	Total Assets	Maximum exposure to loss*
			$m	$m
Kingfisher Trust 2001-1G	ANZ client deal. Capital markets funded	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of Receivables and Related Securities.	613	88

Kingfisher Trust 2004-1G	ANZ client deal. Capital markets funded	Trust raises funds by issuing notes to the market. Proceeds of notes are used to fund the acquisition of Receivables and Related Securities.	1,383	80

*      Maximum exposure to loss is considered to be the notional amounts of the liquidity and redraw facilities

xxiii)  Maturity analysis of the Group’s Bonds and Notes and Loan Capital

At 30 September	2004	2003	2002
	$m	$m	$m
Less than 1 year	4,657	4,289	3,972
Between 1 year and 2 years	9,568	3,360	5,068
Between 2 years and 3 years	5,128	5,481	2,131
Between 3 years and 4 years	3,537	1,994	3,024
Between 4 years and 5 years	5,483	2,552	1,962
After 5 years	7,285	4,084	969
Perpetual	419	442	1,027

Total	36,077	22,202	18,153

xxiv)  Material business combination in the year of acquisition

On 1 December 2003, the Company acquired 100% of the issued share capital of NBNZ Holdings Ltd and its controlled entities.  The number of shares acquired was 159 million.  The results of NBNZ’s operations have been included in the consolidated financial statements since that date.  NBNZ is a leading bank in New Zealand.

The aggregate purchase price under US GAAP was $4,805 billion (converted as at the date of acquisition). The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, at the exchange rate which prevailed at the date of acquisition.

Fair Value of NBNZ’s Net Assets Acquired
$M
Liquid assets	799
Due from other financial institutions	2,597
Trading securities	1,653
Investment securities	213
Net loans and advances	30,564
Other assets	1,722
Premises and equipment	160

Total assets acquired	37,708

Due to other financial institutions	1,092
Deposits and borrowings	30,694
Provisions	109
Creditors and other liabilities	2,455
Unsubordinated debt	1,119
Loan capital	488

Total liabilities assumed	35,957

Net assets acquired	1,751

Goodwill	3,054

The amount of goodwill under US GAAP is not the same as that recognised under Australian GAAP, as the cost of the hedges of the acquisition price are not considered part of the acquisition price under US GAAP.

Operating result of ANZ had the acquisition of NBNZ occurred on 1 October 2002 for the 2004 and 2003 financial years

The following table illustrates the impact to the Group results, had NBNZ been acquired at the commencement of the 2003 financial year.

	Year ended 30 September 2004	Year ended 30 September 2003
	$m	$m
Operating income	17,622	14,274
Income before extraordinary items and the cumulative effect of accounting changes	—	—
Net income	2,719	2,687
EPS*	153	145

*      Rounded to nearest whole cent

The pro-forma net income reported above includes $550 million in 2004 and $409 million in relation to NBNZ in 2003.

The balances have been adjusted to reflect the difference in depreciation and amortisation expense caused by any variation between the fair value acquired, and the carrying value of these assets in the accounts of ANZ.  No adjustment has been made for any change to accounting policies.

Net income in 2003 has not been adjusted for FAS133 ‘Accounting for Derivative Instruments and Hedging Activities’ as NBNZ did not prepare US GAAP accounts prior to acquisition.

Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2004.

(xxv)  Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for Australian GAAP.  A summary of the standards that currently apply appear in note 1.

We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (IFRS) as issued by the AASB, for the half-year ending 31 March 2006 and year ending 30 September 2006.  A summary of the significant areas of impact of adopting IFRS appears in note 57.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to US GAAP and shareholders’ equity to US GAAP no longer being required.

56:  EXCHANGE RATES

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2004		2003		2002
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.3983	0.4054	0.4070	0.3822	0.3477	0.3621
United States dollar	0.7165	0.7263	0.6795	0.6124	0.5441	0.5323
New Zealand dollar	1.0700	1.1254	1.1431	1.1139	1.1585	1.2001

57: INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Group will be required to prepare financial statements using Australian Standards that have been revised to satisfy the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The Group will report for the first time in compliance with Australian equivalents to IFRS when the results for the half-year ended 31 March 2006 and the year ended 30 September 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply Australian equivalents to IFRS will be made against retained earnings in this opening balance sheet.  However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  Comparatives are not required for AASB 132: Financial Instruments: Disclosure and Presentation, AASB 139: Financial Instruments: Recognition and Measurement and AASB 4: Insurance Contracts.

A Steering Committee is monitoring the adoption of IFRS as per the Group’s implementation plan.  This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies. Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes. Each workstream is progressing through multiple phases of work: technical evaluation, design, development and implementation. The Group has largely completed the technical evaluation phases of each workstream, and is moving into design, development and implementation. The program is achieving scheduled milestones.

The following areas have been identified as significant for the Group:

Credit Loss Provisioning Initial impact on retained earnings at 1 October 2005 Volatility in future earnings Lower general provision

IFRS adopts an approach known as “incurred losses” for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The current ELP charge to profit will be replaced, on adoption of IFRS, by a charge for specific provisions on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the bank holds against its credit exposures.

Debt v Equity classification Initial impact on statement of financial position at 1 October 2005 New liabilities recognised

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. Distributions on ANZ StEPS will be treated as interest rather than dividends.

Fee Revenue Initial impact on retained earnings at 1 October 2005 for yield adjusted fees and 1 October 2004 for other financial service fees Increased deferral of fee income

Revised rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income. On initial application, certain fees that have previously been recognised in the statement of financial performance will be recognised in the statement of financial position, with a corresponding reduction to retained earnings. The annual impact on net profit from this change is not expected to be material.

Goodwill Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The current Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy may result in increased volatility of future earnings where impairment losses may occur.

Hedging Initial impact on retained earnings at 1 October 2005 Volatility in future earnings New assets/liabilities recognised

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Group expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted.

Post Employment Benefits Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The Group does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes, including those which operate in Australia, New Zealand and the United Kingdom. On adoption of AASB 119: Employee Benefits, the Group will recognise the net position of each scheme on the statement of financial position, with a corresponding entry to the statement of financial performance. The initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004, and will be based on actuarially determined valuations of each scheme made at that date in accordance with AASB 119. After the transitional adjustment, further movements in the net position of each scheme will be recognised in the statement of financial performance.

Securitisation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations, both of our own assets and of our customers’ assets, require an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles, which were previously not consolidated, being consolidated by the Group. Securitisations commenced on or after 1 January 2004 have been assessed in accordance with IFRS and current Australian GAAP.

Share-Based Payments Initial impact on retained earnings at 1 October 2004 Higher expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long-term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of AASB 2: Share-based Payments, the Group will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods. The Group will also recognise an expense for shares issued under the $1,000 employee share plan, and for the 5% discount on shares granted under the ANZ Share Save Scheme. On transition, this change in accounting policy will result in a reduction in retained earnings at 1 October 2004.

Taxation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

Under AASB 112: Income Taxes, a “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that the standard may require the Group to carry a slightly higher level of deferred tax assets and liabilities.

Capital measurement - The Australian Prudential Regulation Authority (APRA) has announced that it intends to revise its capital adequacy requirements to take account of the impact of IFRS.  This will be achieved through the progressive release of a series of discussion papers. Priority areas for review by APRA include the treatment of innovative capital instruments for capital adequacy purposes and the treatment of superannuation fund surpluses and deficits.  APRA has stated that it will not make any IFRS-related changes to the existing prudential framework until it has completed relevant consultations, and not before 1 July 2005 at the earliest.  In the interim, existing prudential standards will continue to apply.

58: EVENTS SINCE THE END OF THE FINANCIAL YEAR

ANZ Trustees merger with Equity Trustees Limited

On 12 October 2004, the Company announced it had signed an agreement with Equity Trustees Limited, to merge the Group’s trustee business with Equity Trustees Limited.  The merged business will create Australia’s third largest trustee company and the leading manager of charitable foundations.

In consideration, the Company will become the major shareholder in Equity Trustees Limited with a 37.5% share of the expanded issued capital, and receive $3 million in cash.

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders.  The Company will equity account for its investment in Equity Trustees Limited and recognise a small profit from the transfer of the Group’s trustee business.

The financial effect of this merger has not been recognised in these financial statements.

Share buyback

On 26 October 2004, the Company announced the intention to undertake an on-market share buyback of at least $350 million. The buyback is contingent on regulatory approval for a new offshore hybrid equity transaction.

The financial effect of this buyback has not been reflected in these financial statements.

Sale of London-headquartered project finance activities

On 26 October 2004, the Company announced entry into a Memorandum of Understanding for the sale, subject to due diligence and other standard conditions, of the majority of its London-headquartered project finance activities to Standard Chartered Bank.  The amount of the loans and commitments is approximately $2 billion.  The premium from the sale above book value is not expected to be significant.

The financial effect of this sale has not been reflected in these financial statements.

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

a)  are in accordance with the Corporations Act 2001, including:

i)  complying with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)  giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2004 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

iii)  that the directors have been given the declaration under section 295A of the Corporations Act 2001; and

b)  in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities (listed in note 48) executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities which executed the Deed of Cross Guarantee are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Director	Chief Executive Officer

4 November 2004

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AUSTRALIA AND
NEW ZEALAND BANKING GROUP LIMITED.

SCOPE

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2004, consisting of the remuneration report, the statements of financial position, statements of financial performance, statements of changes in shareholders’ equity and statements of cash flows, and accompanying notes 1 to 58 and the directors’ declaration, set out on pages 6 to 127. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)  the Corporations Act 2001, including:

i)  giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 September 2004 and of their performance for the financial year ended on that date; and

ii)  complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)  other mandatory professional reporting requirements in Australia.

/s/ KPMG	/s/ Chris Hall
KPMG	Chris Hall
Partner

Melbourne
4 November 2004

CRITICAL ACCOUNTING POLICIES

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment is reviewed during the audit process by the Group’s external auditors. All material changes to accounting policy are approved by the Audit Committee of the Board.

HISTORICAL CHANGES

There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)  Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses ‘provision for doubtful debts’ based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle.  The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense charge is referred to as ‘Economic Loss Provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•   the size, composition and risk profile of the current loan portfolio; and

•   the history of credit losses for each loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of the ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio.  In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for ELP was 0.31% of average net lending assets or $632 million (Sep 2003: 0.39% or $614 million; Sep 2002: 0.43% or $610 million excluding the special general provision of $250 million).

As at September 2004, the balance of the General Provision of $1,992 million (Sep 2003: $1,534 million) represents 1.01% (Sep 2003: 1.01%) of risk weighted assets.

b)  Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

When a specific debt loss is identified as being probable, its value is transferred from the general provision to the specific provision.  Specific provisioning is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $443 million (Sept 2003: $527 million; Sep 2002: $728 million).

c) Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•   Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•   Software assets – direct costs incurred in developing software systems; and

•   Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs – Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability. Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $465 million (Sep 2003: $360 million) in relation to costs incurred in acquiring interest earning assets. During the year, amortisation of $218 million (Sep 2003: $178 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $430 million (Sep 2003: $465 million) in relation to costs incurred in acquiring and developing software. During the year, depreciation expense of $129 million (Sep 2003: $83 million) was recognised. Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense is expected to stabilise going forward. Consistent with US accounting rules on software capitalisation, only costs incurred during configuration, coding and installation stages are capitalised. Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $149 million (Sep 2003: $280 million) in relation to income received in advance. This income is largely comprised of two components: (1) fees received for services not yet completed; and (2) profit made on interest rate swaps from a shortening investment term of capital. Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets and liabilities at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	145	109	296	322	31	17
Institutional	10	9	43	50	3	7
New Zealand Business	36	15	30	—	13	—
Corporate Australia	2	—	10	14	12	7
Esanda and UDC	250	227	8	21	—	—
Asia Pacific	—	—	1	2	—	—
Group Centre	22	—	42	56	90	249

Total	465	360	430	465	149	280

Deferred acquisition costs analysis

		2004			2003
	Brokerage	Brokerage		Brokerage	Brokerage
	amortised	paid(1)	Balance(2)	amortised	paid(1)	Balance(2)
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	64	89	145	41	70	109
Esanda & UDC	147	177	250	133	175	227
New Zealand Business	7	11	36	4	8	15
Institutional	n/a	n/a	10	n/a	n/a	9
Other(3)	n/a	n/a	24	n/a	n/a	—

Total	218	277	465	178	253	360

(1)   Brokerage paid includes brokerage trailer commissions that are not capitalised relating to the acquisition of mortgages assets

(2)   Includes capitalised debt raising expenses

(3)   Includes Group Centre and Corporate Australia

d)  Derivative sand Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in ING Australia). The derivative instruments used to hedge the Group’s exposures include:

•   swaps;

•   forward rate agreements;

•   futures;

•   options; and

•   combinations of the above instruments.

The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as trading income. The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Accounting treatment – Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position.

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•   revenues from and capital invested into foreign operations;

•   structured lending transactions;

•   lending assets; and

•   funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value. Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses. Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination – Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income. Where liquid markets exist, fair value is based on quoted market prices. For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value.

e)  Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients. The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia.  The Group has established certain special purpose companies or vehicles controlled by the Group, which are consolidated into the Group’s financial statements in order to facilitate transactions undertaken for Group purposes.  These special purpose companies or vehicles have been established as part of the Group’s funding activities, for example, the StEPS structure, and as part of lending activities undertaken in the normal course of business, where assets of the vehicles are recorded as part of the Group’s Net Loans and Advances.

The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special			SPV Assets
Purpose Vehicle (SPV)	Reason for establishment	Key Risks	2004	2003
			$m	$m
Securitisation vehicles	Assets are transferred to an SPV which funds the purchase by issuing securities.

ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.

	Enables ANZ or customers to increase diversity of funding sources.

	The amount disclosed here is the total assets of SPVs managed or arranged by ANZ. It includes SPVs that purchase assets from sellers other than ANZ.		13,013	9,954

Structured finance entities	These entities are setup to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	1,993	2,124

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture and ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	32,174	28,655

f) Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in ING Australia.  As of 30 September 2004, the Group’s carrying value is $1,697 million (Sep 2003: $1,648 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involved the Group obtaining an independent valuation for 31 March 2004 reporting purposes to determine current recoverable amount, with a review of whether there are any indicators that the carrying value may be greater than recoverable amount for 30 September 2004 reporting purposes.  Where there is the existence of impairment indicators, a further independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2004 assessment purposes. The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,507 million to $3,793 million, reflecting a range of sales and cost base assumptions.  Based on this review, ANZ believed that no change was required to the carrying value of the investment as at 31 March 2004.

A review for 30 September 2004 reporting purposes revealed there were no indicators of impairment and a further independent review was not required. As at 30 September 2004, ANZ believed no change was required to the carrying value of ANZ’s investment in INGA.

g)  Valuation of goodwill in ANZ National Bank Ltd

Description and significance

Goodwill arising from the NBNZ acquisition is systematically amortised by way of a charge to the statement of financial performance over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The unamortised balance of goodwill is reviewed at each balance date and is written down to the extent that it is no longer supported by probable future benefits.

The Group engaged Morgan Stanley Dean Witter Australia Limited to provide an independent valuation prior to the amalgamation of NBNZ and ANZ Banking Group New Zealand Ltd (ANZ New Zealand) in June 2004.  The valuation ascribed separate values to NBNZ Life Insurance Limited, the structured finance business and the core banking operations of NBNZ.  The valuation excluded the value of synergies ANZ expects to extract from the integration of the banking operations of ANZ New Zealand and NBNZ.

The core banking operations were valued using a capitalisation of earnings methodology.  Based on the results of this valuation, it is considered that there is no indication of impairment as at 30 September 2004.

RISK MANAGEMENT

ANZ recognises the importance of effective risk management to its business success.  Management is committed to achieving strong risk control, resulting in “no surprises” and a distinctive risk management capability that enables ANZ business units to meet their performance, growth and breakout objectives.

ANZ approaches risk management on a holistic basis, managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts.  The risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•  The Board, providing leadership, setting risk appetite/strategy and monitoring progress.

•  A strong frame work for development and maintenance of Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals.

•  The use of sophisticated risk tools, applications and processes to execute our global risk management strategy across the Group.

•  Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Group’s strategy.

•  Independent oversight at Group-level to ensure Business Unit compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

ANZ recognises that effective risk management is based upon having an appropriate risk culture embedded in the organisation.  In recent years, significant effort has been invested in actively promoting a prudent and responsible culture of risk management.

The various risks inherent in the operations of the Group may be broadly grouped together under the following major categories:

Credit Risk

The Group has an overall lending objective of sound profitable growth.  To support this objective, a credit risk management framework exists to provide a structured and disciplined process for managing credit risk.

This framework is top down, being defined firstly by the Group’s Vision and Values and secondly, by Credit Principles and Policies.  The effectiveness of the credit risk management framework is validated through compliance and monitoring processes.  These, in conjunction with the overall Group portfolio strategy, define and guide the credit process, organisation and staff.

Group Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Group’s wholesale and retail business units.  All major Business Unit credit decisions (including those arising from automated decision processes) require dual approval by both business writers and independent risk personnel.

Market Risk

ANZ has a detailed market risk management and control framework, to support trading activities, which incorporates a risk measurement approach to quantify the magnitude of market risk within the trading books. This approach, along with related analysis, identifies the range of possible outcomes that can be expected over a given period of time, and establishes the relative likelihood of those outcomes.

Market risk also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity (balance sheet or non-traded market risk).  ANZ has a separate risk management and control framework for balance sheet risks, which is built around a Board-approved policy and limit framework.  The framework quantifies the magnitude of risks and controls the potential impact that changes in market interest rates can have on the net interest income (NII) and market value of equity of the Group.

Within overall strategies and policies, control of market risk exposures at Group level is the responsibility of Group Market Risk, who work closely with the three business units: Foreign Exchange and Commodities, Capital Markets, and Group Treasury.

Operational Risk

Group Risk Management is responsible for establishing the Group’s framework and associated Group-level operational risk policies.  Business Units are responsible for the identification and day-to-day management of operational risks.

A Risk Drivers and Controls Approach to operational risk measurement is utilised to measure the operational risk profile of Business Units and allocate operational risk economic capital.  This approach gives business managers strong and clear incentive to reduce operational risk.

Compliance

ANZ’s policy is to conduct its business in accordance with the laws of the countries in which it operates, relevant regulatory codes of conduct, and standards set by the Group.  ANZ promotes a culture of compliance, where compliance is valued and embedded in everyday business. ANZ does not tolerate wilful or knowing breaches of the law, codes of conduct or of its standards and staff are required to observe these responsibilities.

In order to assist the Group identify, manage, monitor and measure its compliance obligations, the Group has a comprehensive regulatory compliance program in place, which is consistent with the Australian Standard on Compliance Programs (AS 3806).

Group Compliance, a discrete function within Group Risk Management, is responsible for setting, reviewing and monitoring ANZ’s Regulatory Compliance Program.  Business Units retain ultimate day-to-day responsibility for compliance management within their areas.

A comprehensive compliance framework has been established to ensure compliance with each of APRA’s Prudential Standards.  Each standard is assigned to a specific Senior Executive for accountability and control.  For example, dealings between the Company and its subsidiaries and other related entities are specifically governed by Board-approved policies and procedures, which have been designed to ensure compliance with APRA’s Prudential Standard APS222.

FINANCIAL INFORMATION

1:   CROSS BORDER OUTSTANDINGS

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below.

There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.

For certain countries, local currency obligations are also included. Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions	Banks and other financial institutions	Other commercial and industrial	Total	% of Group assets
	$m	$m	$m	$m
At 30 September 2004

United Kingdom	217	2,400	2,652	5,269	2.0
USA	177	3,157	1,184	4,518	1.7

At 30 September 2003

United Kingdom	205	1,571	2,769	4,545	2.3
USA	94	1,818	1,171	3,083	1.6

2:  CERTIFICATES OF DEPOSIT AND TERM DEPOSIT MATURITIES

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2004.

	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	After 1 year	Total
	$m	$m	$m	$m	$m
Australia

Certificates of deposit	7,702	2	380	4,147	12,231
Term deposits	14,751	1,625	895	314	17,585

	22,453	1,627	1,275	4,461	29,816

Overseas

Certificates of deposit	3,623	469	605	127	4,824
Term deposits	19,367	2,684	1,480	792	24,323

	22,990	3,153	2,085	919	29,147

Total	45,443	4,780	3,360	5,380	58,963

3:   VOLUME AND RATE ANALYSIS

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	Volume	2004 over 2003 Change due to Rate	Total	Volume	2003 over 2002 Change due to Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	7	1	8	(10)	5	(5)
New Zealand	106	8	114	1	(4)	(3)
Overseas markets	6	(11)	(5)	(9)	(12)	(21)
Investments in public securities
Australia	42	46	88	47	(5)	42
New Zealand	68	9	77	17	1	18
Overseas markets	43	(26)	17	15	(19)	(4)
Loans, advances and bills discounted
Australia	1,320	310	1,630	949	41	990
New Zealand	2,146	(82)	2,064	176	98	274
Overseas markets	(102)	20	(82)	(84)	(40)	(124)
Other assets
Australia	(6)	28	22	2	86	88
New Zealand	13	(23)	(10)	—	(37)	(37)
Overseas markets	(75)	62	(13)	14	(53)	(39)
Intragroup assets
Overseas markets	17	8	25	7	(18)	(11)
Change in interest income	3,585	350	3,935	1,125	43	1,168

Intragroup elimination	(17)	(8)	(25)	(7)	18	11

	3,568	342	3,910	1,118	61	1,179

Interest bearing liabilities
Time deposits
Australia	282	142	424	205	23	228
New Zealand	557	11	568	94	20	114
Overseas markets	(45)	5	(40)	(10)	(71)	(81)
Savings deposits
Australia	26	47	73	23	11	34
New Zealand	97	36	133	4	(1)	3
Overseas markets	—	—	—	(1)	(3)	(4)
Other demand deposits
Australia	115	104	219	117	54	171
New Zealand	174	(16)	158	9	11	20
Overseas markets	—	—	—	(1)	(1)	(2)
Due to other financial institutions
Australia	28	8	36	1	(1)	—
New Zealand	44	9	53	4	2	6
Overseas markets	(53)	19	(34)	(21)	(48)	(69)
Commercial paper
Australia	31	25	56	64	10	74
New Zealand	383	—	383	—	—	—
Overseas markets	20	(4)	16	18	(33)	(15)
Borrowing corporations’ debt
Australia	24	10	34	27	(6)	21
New Zealand	6	(4)	2	21	(1)	20
Loan capital, bonds and notes
Australia	522	42	564	210	45	255
New Zealand	90	(6)	84	6	1	7
Overseas markets	(1)	—	(1)	(8)	(3)	(11)
Other liabilities
Australia	187	64	251	135	(10)	125
New Zealand	(78)	64	(14)	(19)	18	(1)
Overseas markets	18	(24)	(6)	(3)	(7)	(10)
Intragroup liabilities
Australia	(30)	(123)	(153)	20	(14)	6
New Zealand	141	37	178	(27)	10	(17)
Change in interest expense	2,538	446	2,984	868	6	874

Intragroup elimination	(17)	(8)	(25)	(7)	18	11

	2,521	438	2,959	861	24	885

Change in net interest income	1,047	(96)	951	257	37	294

4:   CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Off balance sheet transactions of the Group are substantially with other banks.

	2004		2003		2002
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m	$m	$m
Australia

Agriculture, forestry, fishing and mining	4,592	26	3,829	71	3,436	16
Business service	3,346	4	2,632	4	2,120	5
Entertainment, leisure and tourism	3,660	7	2,632	23	2,465	28
Financial, investment and insurance	3,548	5	4,966	5	4,603	13
Government and official institutions	126	—	51	—	67	—
Lease finance	2,667	1	2,613	2	2,503	2
Manufacturing	4,734	26	5,366	5	4,303	7
Personal(2)	19,492	24	15,648	23	14,893	27
Real estate – construction	2,368	3	1,767	4	1,152	5
Real estate – mortgage(3)	81,771	8	69,660	11	57,049	32
Retail and wholesale trade	7,626	21	6,821	54	5,957	15
Other	6,550	84	5,335	65	3,990	61

	140,480	209	121,320	267	102,538	211

Overseas

Agriculture, forestry, fishing and mining	10,551	43	2,756	12	2,526	3
Business service	931	4	323	1	435	1
Entertainment, leisure and tourism	968	3	534	5	586	4
Financial, investment and insurance	3,288	9	1,516	5	1,561	21
Government and official institutions	461	—	274	—	212	—
Lease finance	604	3	609	—	844	1
Manufacturing	4,682	21	3,654	17	4,701	34
Personal(2)	2,594	4	1,771	19	1,848	7
Real estate – construction	721	9	472	1	551	1
Real estate – mortgage(3)	35,303	6	12,759	4	11,956	5
Retail and wholesale trade	2,233	9	1,741	9	1,648	15
Other	5,998	64	5,058	144	5,943	282

	68,334	175	31,467	217	32,811	374

Total portfolio	208,814	384	152,787	484	135,349	585

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

	2001		2000
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m
Australia

Agriculture, forestry, fishing and mining	3,500	104	4,157	34
Business service	2,044	7	2,206	6
Entertainment, leisure and tourism	2,293	27	2,062	4
Financial, investment and insurance	4,311	3	5,532	1
Government and official institutions	122	—	103	—
Lease finance	2,524	5	2,821	8
Manufacturing	4,034	11	4,236	19
Personal(2)	13,435	36	12,728	131
Real estate – construction	1,198	11	1,376	7
Real estate – mortgage(3)	49,127	13	43,912	9
Retail and wholesale trade	6,017	16	5,691	24
Other	3,850	70	4,196	17

	92,455	303	89,020	260
Overseas

Agriculture, forestry, fishing and mining	2,686	8	2,429	12
Business service	214	1	274	1
Entertainment, leisure and tourism	361	1	505	6
Financial, investment and insurance	2,276	26	1,952	128
Government and official institutions	372	27	627	25
Lease finance	936	4	504	—
Manufacturing	5,153	30	4,781	118
Personal(2)	1,804	18	1,876	16
Real estate – construction	921	9	820	36
Real estate – mortgage(3)	11,638	12	10,628	16
Retail and wholesale trade	2,021	18	1,950	35
Other	5,853	43	4,266	56

	34,235	197	30,612	449

Total portfolio	126,690	500	119,632	709

(1)   Loans and advances exclude acceptances

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

5:   DOUBTFUL DEBTS – INDUSTRY ANALYSIS

	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Balance at start of year	2,018	2,081	1,886	2,082	2,302
Adjustment for exchange rate fluctuations	51	(98)	(28)	32	37
Acquisition of provisions	273	—	—	—	—
Bad debts written off (refer (i) below)	(680)	(640)	(697)	(834)	(539)
Charge to statement of financial performance	632	614	860	531	502
Recoveries (refer (ii) below)	82	61	60	75	46
Other(1)	—	—	—	—	(266)

Total provisions for doubtful debts	2,376	2,018	2,081	1,886	2,082

i) Total write-offs by industry

Australia

Agriculture, forestry, fishing and mining	(86)	(4)	(72)	(14)	(12)
Business service	(4)	(11)	(8)	(6)	(5)
Entertainment, leisure and tourism	(5)	(3)	(4)	(5)	(10)
Financial, investment and insurance	—	(9)	(8)	(7)	(3)
Lease finance	(2)	(22)	(7)	(11)	(9)
Manufacturing	(15)	(10)	(17)	(22)	(11)
Personal(2)	(203)	(177)	(237)	(292)	(133)
Real estate – construction	(2)	(10)	(12)	(13)	(5)
Real estate – mortgage(3)	(8)	(11)	(19)	(13)	(51)
Retail and wholesale trade	(38)	(42)	(47)	(97)	(28)
Other	(105)	(15)	(37)	(28)	(8)
Overseas
Other	(212)	(326)	(229)	(326)	(264)

Total write-offs	(680)	(640)	(697)	(834)	(539)

ii) Total recoveries by industry

Australia

Agriculture, forestry, fishing and mining	—	2	3	5	4
Business service	1	1	1	1	—
Entertainment, leisure and tourism	—	1	2	1	1
Financial, investment and insurance	1	1	—	2	4
Lease finance	2	2	2	1	2
Manufacturing	—	6	3	2	5
Personal(2)	46	24	27	30	9
Real estate – construction	3	3	2	1	1
Real estate – mortgage(3)	1	1	4	3	4
Retail and wholesale trade	2	3	3	2	2
Other	2	—	1	1	2
Overseas
Other	24	17	12	26	12

Total recoveries	82	61	60	75	46

Net write-offs	(598)	(579)	(637)	(759)	(493)

Ratio of net write-offs to average loans and acceptances	0.3%	0.4%	0.4%	0.5%	0.4%

(1)   2000 includes $266 million reduction from the sale of Grindlays

(2)   Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)   Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:   SHORT TERM BORROWINGS

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year. The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2004	2003	2002
	$m	$m	$m
Balance at end of year

Commercial paper – ANZ (Delaware) Inc.	7,068	6,981	1,654
Commercial paper – other	11,712	5,458	3,963
Unsecured notes	—	—	12

Weighted average interest rate at end of year

Commercial paper – ANZ (Delaware) Inc.	1.68%	1.07%	1.85%
Commercial paper – other	5.41%	4.76%	4.92%
Unsecured notes	—	—	6.22%

Maximum amount outstanding at any month end during year

Commercial paper – ANZ (Delaware) Inc.	7,068	6,988	5,541
Commercial paper – other	18,387	7,407	5,647
Unsecured notes	—	7	29

Average amount outstanding during year

Commercial paper – ANZ (Delaware) Inc.	6,485	4,740	3,641
Commercial paper – other	12,588	5,216	3,888
Unsecured notes	—	7	14

Weighted average interest rate during year

Commercial paper – ANZ (Delaware) Inc.	1.14%	1.22%	2.00%
Commercial paper – other	5.49%	4.83%	4.57%
Unsecured notes	—	5.85%	5.54%

GLOSSARY

Asia Pacific provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions included in the geographic results for Asia Pacific which are included in Institutional results.

Corporate Australia incorporates Corporate Banking Australia, Business Banking and Small Business Banking in Australia.

• Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

• Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

• Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses, with a turnover of $10 million to $150 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Esanda and UDC comprises Esanda Finance Corporation Limited and UDC Finance Corporation Limited.  They provide vehicle and equipment finance and rental services, operating in Australia as Esanda and Esanda FleetPartners, and in New Zealand as UDC and Esanda FleetPartners.

Group Centre provides support to the other segments in the areas of People Capital, Risk Management, Finance, Operations, Technology, Strategy, Administration and Treasury.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA), the joint venture between the Group and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to the Group’s distribution and the open market.

Institutional is a segment encompassing businesses that provide a full range of financial services to the Group’s largest corporate and institutional customers.

• Institutional Banking - Manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $150 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

• Trade and Transaction Services - Provides cash management, trade finance, international payments, clearing and custodian services principally to corporate and institutional customers.

• Markets - Provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services, globally.

• Corporate and Structured Financing - Provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s corporate, institutional, and small business customers.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases on impaired assets) less recoveries.

New Zealand Business comprises the ANZ businesses of NZ Banking, Mortgages and Consumer Finance, and all of the businesses of National Bank of New Zealand (NBNZ) which was acquired on 1 December 2003.

The ANZ businesses of Institutional and UDC that operate in New Zealand through global lines are excluded from New Zealand Business, although these activities are included in the equivalent NBNZ businesses.

Accordingly, New Zealand Business provides full service banking operations in the personal, corporate, business and rural sectors in New Zealand. The wealth management sector is serviced by Private Banking, ING New Zealand, and the NBNZ funds management business. Life insurance and fire and general insurance services are also provided through NBNZ.

Operating expenses exclude the charge for doubtful debts.

Operations, Technology and Shared Services comprises the Group’s core support units responsible for operating the Group’s global technology platforms, development and maintenance of business applications, information security, the Group’s payments back-office processing, and the provision of other essential shared services to the Group, including property, human resources operations, procurement and outsourcing.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas markets includes the results of operations in the UK, Europe, Asia, Pacific and the Americas. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal comprises Personal Banking Distribution (including Rural Banking and Private Banking), Banking Products, Mortgages and Cards and Merchant Services.

•      Personal Banking Distribution - provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•      Banking Products - manufactures deposit, transaction accounts and margin lending products.

•      Mortgages - provides mortgage finance secured by residential real estate.

•      Cards and Merchant Services - provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

Service transfer pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the cost of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.  NBNZ has not yet adopted full transfer pricing.

The Statement of Financial Performance of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines. Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales. Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by services providers are shown as net inter business unit expenses.

The results of the segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the Statement of Financial Performance of the segment.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Unproductive facilities comprise certain facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is defined as non-accrual.

ALPHABETICAL INDEX
Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Asset and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Directors and Specified Executives - Related Party Transactions
Directors of Controlled Entities of the Company - Related Party Transactions
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issued to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
International Financial Reporting Standards
Investment Securities
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Remuneration of Auditors
Remuneration Report
Risk Management
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
Transactions with Associates and Joint Venture Entities - Related Party Disclosures
US GAAP Reconciliation
Volume and Rate Analysis

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

2004 ANZ FINANCIAL REPORT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ABN 11 005 357 522

www.anz.com

NOTICE OF ANNUAL GENERAL MEETING 2004

Notice of Meeting and
Information for Shareholders

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

NOTICE OF
ANNUAL GENERAL MEETING 2004

Notice is given that the thirty sixth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the John Batman Theatre, Melbourne Convention Centre, corner Spencer and Flinders Streets, Melbourne, Victoria on Friday, 17 December 2004 at 10.00am Melbourne time.

ORDINARY BUSINESS

1 ANNUAL REPORTS

To consider the Annual Report, Financial Report and the Reports of the Directors and of the Auditors for the year ended 30 September 2004.

2 ELECTION OF DIRECTORS

a) To re-elect a director – Mr J. K. Ellis

Mr Ellis retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

b) To re-elect a director – Ms M. A. Jackson AC

Ms Jackson retires in accordance with the Company’s Constitution, and being eligible, offers herself for re-election.

c) To elect a director – Dr G. J. Clark

Dr Clark, having been appointed by the Board since the date of the 2003 Annual General Meeting, retires in accordance with the Company’s Constitution, and being eligible, offers himself for election.

d) To elect a director – Mr D. E. Meiklejohn

Mr Meiklejohn, having been appointed by the Board since the date of the 2003 Annual General Meeting, retires in accordance with the Company’s Constitution, and being eligible, offers himself for election.

e) To elect a director – Mr J. P. Morschel

Mr Morschel, having been appointed by the Board since the date of the 2003 Annual General Meeting, retires in accordance with the Company’s Constitution, and being eligible, offers himself for election.

OTHER BUSINESS

3 GRANT OF PERFORMANCE SHARES TO MR McFARLANE

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That approval is given for all purposes, including for the purposes of ASX Listing Rule 10.14, for the issue of 175,000 fully paid ordinary shares in the capital of the Company to or for the benefit of Mr John McFarlane, the Managing Director and Chief Executive Officer of the Company, on 31 December 2004 on the terms described in the Explanatory Notes which accompany the Notice convening this Annual General Meeting.”

The Company will disregard any votes cast on resolution 3 by Mr McFarlane, any other director and their respective associates. However, the Company will not disregard a vote if:

•      it is cast by a person as proxy for a member who is entitled to vote, in accordance with the directions on the proxy form; or

•      it is cast by the person chairing the meeting as proxy for a member who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ENTITLEMENT TO ATTEND AND VOTE

The Board has determined that, for the purposes of the Meeting (including voting at the Meeting), members are those persons who are the registered holders of shares at 7.00pm (Melbourne time) on 15 December 2004.

VOTING BY PROXY

A member who is entitled to attend and cast a vote at the Meeting may appoint a proxy.

A proxy need not be a member. A person can appoint an individual or a body corporate as a proxy. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative in accordance with section 250D of the Corporations Act to exercise its powers as proxy at the Meeting.

A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

The following addresses are specified for the purposes of receipt of proxy appointments and any authorities under which proxy appointments are signed (or certified copies of those authorities):

Australia

ANZ Share Registry	ANZ Share Registry
GPO Box 242	Yarra Falls
Melbourne	452 Johnston Street
Victoria 3001	Abbotsford
Australia	Melbourne
Victoria 3067
Australia

United Kingdom	New Zealand

ANZ Share Registry	ANZ Share Registry
PO Box 82	Private Bag 92119
The Pavilions	Auckland 1020
Bridgewater Road	New Zealand
Bristol BS99 7NH
United Kingdom

Proxy appointments (and any authorities under which they are signed or certified copies of those authorities) may be sent by fax to facsimile number (+61 3) 9473 2555.

To be effective, a proxy appointment and, if the proxy appointment is signed by the member’s attorney, the authority under which the appointment is signed or a certified copy of the authority must be received by the Company at least 48 hours before the Meeting.

Members may also submit their proxy instructions electronically with the ANZ Share Registry by visiting www.anz.com and following the prompts and instructions.

For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

VOTING BY ATTORNEY

A member may appoint an attorney to vote on his/her behalf. For an appointment to be effective for the Meeting, the instrument effecting the appointment (or a certified copy of it) must be received by the Company at its registered office or one of the addresses listed above for the receipt of proxy appointments at least 48 hours before the Meeting.

CORPORATE REPRESENTATIVES

A body corporate which is a member, or which has been appointed as a proxy, may appoint an individual to act as its representative at the Meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to the Company.

By Order of the Board

/s/ Tim L’Estrange
Tim L’Estrange
Secretary
Melbourne
18 November 2004

EXPLANATORY NOTES

ITEM 2 ELECTION OF DIRECTORS

Mr Ellis and Ms Jackson retire by rotation. Dr Clark, Mr Meiklejohn and Mr Morschel, having been appointed by the Board since the 2003 Annual General Meeting, retire in accordance with the Company’s Constitution. Each of these directors offers themselves for election or re-election as the case may be.

Candidates for election and re-election as directors:

Mr Ellis

Mr J. K. Ellis

MA (Oxon), FAICD, Hon FIE Aust,

FAusIMM, FTSE

Company Director
Director since October 1995

Mr Ellis is Chairman of the Risk Management Committee and a member of the Audit Committee. He is Chairman of Pacifica Group Limited, National Occupational Health and Safety Commission, Landcare Australia Limited and the Australia-Japan Foundation, and a Director of GroPep Limited. He is Chancellor of Monash University and a former Chairman of BHP.

Lives in Melbourne. Age: 67.

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, bio-technology and education.

The Board endorses the re-election of Mr Ellis as a director.

Ms Jackson AC

Ms M. A. Jackson AC

BEc, MBA, Hon LLD, FAICD, FCA

Company Director

Director since March 1994

Ms Jackson is Chairman of the Compensation & Human Resources Committee and a member of the Audit Committee. She is Chairman of Qantas Airways Limited, Deputy Chairman of Southcorp Limited, a Director of Billabong International Limited, a member of the Foreign Affairs Council, and Chairperson of Methodist Ladies’ College. Ms Jackson is a former Director of John Fairfax Holdings Limited, BHP Limited, Pacific Dunlop Limited, and the Brain Research Institute, a former partner of KPMG Peat Marwick and BDO Nelson Parkhill, and will be retiring as Chairperson of Methodist Ladies’ College on 31 December 2004.

Lives in Melbourne. Age: 51.

A Chartered Accountant, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and education contribute to her role on the Board.

The Board endorses the re-election of Ms Jackson as a director.

Dr Clark

Dr G. J. Clark

B Sc(Hons 1st Class), PhD Physics (ANU)

Company Director

Director since February 2004

Dr Clark is a member of the Nominations & Corporate Governance Committee. Dr Clark is Principal of Clark Capital Partners, a US based firm that advises internationally on technology and the technology marketplace. He was appointed a Director of James Hardie Industries in July 2002. He is a former President and Chief Operating Officer of Loral Space and Communications, former Executive Committee member of News Corporation and former President of News Technology Group, and held a number of senior roles at IBM over a 14 year period. Dr Clark was also a member of the Australian Prime Minister’s Science and Engineering Council from 1992 until 1997.

Currently based in New York, USA but also resides in Sydney. Age: 61.

Dr Clark brings the benefits of international experience and a distinguished career in micro-electronics, computing and communications, and is well qualified to contribute to the Board’s deliberations in the area of technology.

The Board endorses the election of Dr Clark as a director.

Mr Meiklejohn

Mr D.E. Meiklejohn

B Com, Dip. Ed, FCPA, FAICD, FAIM

Company Director

Director since October 2004

Mr Meiklejohn is a member of the Audit Committee and the Nominations & Corporate Governance Committee. He is the Chairman of PaperlinX Limited and SPC Ardmona Limited, and a Director of OneSteel Limited and WMC Resources Limited. He is a former Chairman of Kimberly-Clark Australia Limited, former Deputy Chairman of GasNet Australia Limited, a former Director of Amcor Limited, Colonial Limited, Spicers Paper Limited, and Treasury Corporation of Victoria, and will be retiring from the OneSteel Board in early 2005. Mr Meiklejohn had a distinguished career at Amcor Limited where he was Chief Financial Officer from 1981 to 2000.

Lives in Melbourne. Age: 62.

A Fellow of CPA Australia, Mr Meiklejohn has a strong background in finance and accounting. He also brings to the Board his experience across a number of Directorships of major Australian companies spanning a range of industries.

The Board endorses the election of Mr Meiklejohn as a director.

Mr Morschel

Mr J.P. Morschel

DipQS, FAIM

Company Director

Director since October 2004

Mr Morschel is a member of the Risk Management Committee and Compensation & Human Resources Committee. He is Chairman of Rinker Group Limited and a Director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited. He is a former Chairman of Leighton Holdings Limited, CSR Limited and Comalco Limited and a former Director of Cable & Wireless Optus Limited. Mr Morschel had a distinguished career with Lend Lease Corporation where he was Managing Director from 1988 to 1995. Between 1993 and 2001, he was a Director of Westpac Banking Corporation, including two years as Executive Director where his responsibilities included retail banking and wealth management.

Lives in Sydney. Age: 61.

Mr Morschel has a strong background in banking and financial services, and brings the experience of being a Director of major Australian and international companies.

The Board endorses the election of Mr Morschel as a director.

ITEM 3 GRANT OF PERFORMANCE
SHARES TO MR McFARLANE

a) Introduction

The Board proposes to grant “performance shares” to Mr John McFarlane, on the terms and conditions outlined below.

The Company announced on 26 October 2004 an extension of Mr McFarlane’s employment contract with the Company to 30 September 2007. As part of Mr McFarlane’s revised contract, the Board agreed to provide Mr McFarlane with a long term incentive grant comprising 175,000 performance shares in the Company.

The Board is of the view that the longer term performance incentive component of Mr McFarlane’s employment package should be closely aligned to that of the total return to shareholders. In this regard, the number of performance shares and the terms described below are designed to provide a continuing incentive for Mr McFarlane to produce value for shareholders and to reward him if he is successful. Consistent with this, the vesting of the performance shares will be subject to the performance hurdle as set out below.

Under the Listing Rules of the Australian Stock Exchange, the acquisition of performance shares by Mr McFarlane requires the approval of shareholders by ordinary resolution.

b) Performance shares

A performance share is a fully paid ordinary share in the capital of the Company, held in trust for Mr McFarlane until it “vests”. The shares will be issued to and held by ANZEST Pty Ltd (Trustee) in its capacity as trustee for the ANZ Employee Share Acquisition Plan.

Upon the performance shares vesting Mr McFarlane will be entitled to receive from that date all dividends, bonus issues and other benefits accruing in respect of the shares, unless they are forfeited under the conditions set out below. Mr McFarlane will not be entitled to receive dividends and other distributions on performance shares before they vest.

Performance shares will vest after certain performance hurdles have been met. The performance hurdles are described below. Once a performance share has vested, it will no longer be liable to be forfeited by Mr McFarlane except where Mr McFarlane ceases to be an employee of the Company by reason of termination of his employment for:

•      serious misconduct; or

•      serious breach of his contract of employment

and the share is then held by the Trustee.

Until a performance share vests, Mr McFarlane will be restricted from disposing of it (or his interest in it).

If approved by shareholders, the performance shares will be granted to Mr McFarlane on 31 December 2004 on the conditions described in these explanatory notes.

c) Acquisition price

Mr McFarlane is not required to pay any amount for the grant of the performance shares, or upon the subsequent vesting or transfer to him of the shares.

d) Valuation of performance shares

ANZ has obtained an independent valuation of the performance shares from Mercer Finance and Risk Consulting. This estimates the financial value of the proposed grant at approximately $2.5 million, using the Monte Carlo option pricing model that is adjusted for the hurdle conditions in accordance with Accounting Standard AASB1046A. The actual value of these performance shares to Mr McFarlane at the grant date or at some future date is likely to differ from the estimated value and will depend on the TSR performance of ANZ relative to the Comparative TSRs and the share price at the time (this is discussed at (f) below).

e) The effect of vesting

If performance shares vest, Mr McFarlane may request the Trustee to:

•      transfer the relevant shares held by the Trustee to Mr McFarlane; or

•      sell the shares and pay the proceeds of sale (less any applicable transactions costs) to Mr McFarlane.

If Mr McFarlane does not give the Trustee a direction, the Trustee will continue to hold the shares on trust for Mr McFarlane.

If Mr McFarlane ceases to be employed by the Company and performance shares vest, the Trustee must transfer the corresponding shares held for Mr McFarlane to him within 3 months of the shares vesting (or earlier if requested by Mr McFarlane).

f) How do performance shares vest?

The performance shares will vest in the period starting on 31 December 2006 and ending on 31 December 2009 if the performance hurdle has been met. The performance hurdle involves comparing the Company’s total shareholder return (the ANZ TSR) against the total shareholder return of each entity in a comparator group of major financial services companies in the S&P/ASX 100 Index, excluding the Company (the Comparative TSRs). Before the grant of the performance shares the Board will approve the companies to be included in the comparator group.

Broadly speaking, total shareholder return is share price growth plus the value of dividends and distributions on the relevant shares.

If the ANZ TSR when assessed against the Comparative TSRs is at or above certain levels, performance shares will vest. If performance shares vest, Mr McFarlane will be entitled to require the Trustee to sell them for his benefit or to transfer them to him.

No performance shares will vest until the percentile ranking of the ANZ TSR, as against the Comparative TSRs, is at or above the 50th percentile. At the 50th percentile, half of the performance shares will vest. Below that ranking, none of the performance shares vest.

For each percentile above the 50th percentile, an additional 2% of the performance shares will vest. For example, if the ANZ TSR is at the 60th percentile (relative to the Comparative TSRs), 70% of the performance shares will vest.

If the ANZ TSR is ranked at or above the 75th percentile, as against the Comparative TSRs, all of the performance shares will vest.

If the ranking of the ANZ TSR is less than a previous ranking, no additional performance shares will vest. However, if after a later testing the Company’s ranking is above all previous rankings, vesting of additional performance shares can occur.

g) When are the performance hurdles tested?

ANZ TSR and Comparative TSRs will be measured over the period starting from the grant date of the performance shares (being 31 December 2004) and ending on 31 December 2006. Accordingly, subject to (h) below, the performance shares may first vest on 1 January 2007.

After 31 December 2006, ANZ TSR and Comparative TSRs will be re-tested on a monthly basis (over the period starting on 31 December 2004 and ending on the relevant month). Monthly re-testing will continue until 31 December 2009 or until the performance shares have either all vested or been forfeited.

h) Board’s discretion to waive performance hurdles

In the case of death or total and permanent disability of Mr McFarlane, or where it is otherwise considered appropriate by the Board, the Board may waive the performance conditions in whole or in part. If the Board does so, the performance shares will vest in accordance with the terms of such waiver.

i) Forfeiture of performance shares

Mr McFarlane will forfeit ownership of any performance shares which have not vested:

•      if Mr McFarlane resigns without the prior approval of the Board; or

•      by 31 December 2009.

In addition, if Mr McFarlane ceases to be an employee of the Company by reason of termination of his employment for:

•      serious misconduct; or

•      serious breach of his contract of employment,

Mr McFarlane will forfeit ownership of any performance shares then held by the Trustee for him (whether or not the shares have already vested).

If performance shares are forfeited, Mr McFarlane will cease to have any interest in respect of them. The forfeited shares will then be held by the Trustee in accordance with the rules of the ANZ Employee Share Acquisition Plan for such employees (present and future) of ANZ as the Trustee decides.

j) Early forfeiture date

If:

•      Mr McFarlane ceases to be Chief Executive Officer of the Company before 30 September 2007; and

•      the performance shares are not forfeited upon him so ceasing in accordance with paragraph (i) above,

ANZ TSR and Comparative TSRs will continue to be re-tested on a monthly basis until the date that is 6 months after Mr McFarlane ceases to be Chief Executive Officer of the Company (or such later date as the Board may approve subject to such later date not being after 31 December 2009).

However, re-testing will end before this date if the performance hurdles have been fully satisfied and this has resulted in all outstanding performance shares vesting before then.

Performance shares that have not vested before this earlier forfeiture date will automatically be forfeited.

k) Other terms

Subject to the above, the rules of the ANZ Employee Share Acquisition Plan will apply in respect of the performance shares to be granted to Mr McFarlane.

A copy of the ANZ Employee Share Acquisition Plan rules is available upon request from the Company Secretary.

l) Additional information

The ASX Listing Rules require that this notice of meeting include the following additional information in relation to the performance shares to be granted to Mr McFarlane:

•      Mr McFarlane is the only director entitled to participate in the ANZ Employee Share Acquisition Plan and receive performance shares and he has not previously received performance shares under the ANZ Employee Share Acquisition Plan. No associate of any director is entitled to participate.

•      There is no loan scheme in relation to the acquisition of the performance shares (or the shares underlying them) as no payment is required.

•      The performance shares will be issued on 31 December 2004.

SPENCER STREET STATION
HOTEL
SPENCER STREET
KING STREET
CENTRAL BUSINESS DISTRICT
SWANSTON STREET
FLINDERS STREET
FLINDERS STREET STATION
MELBOURNE CONVENTION CENTRE
YARRA RIVER
SOUTHBANK
CLARENDON STREET
CROWN ENTERTAINMENT COMPLEX
MEC

If undeliverable please return to	POSTAGE
ANZ Share Registry	PAID
GPO BOX 2848	AUSTRALIA
Melbourne, Victoria 3001

PROXY FORM 2004

Australia and New Zealand	Charles Goode
Banking Group Limited	Chairman
ABN 11 005 357 522	18 November 2004

Dear Shareholder

On behalf of the Board of Directors, I have pleasure in enclosing notice that the thirty sixth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the John Batman Theatre, Melbourne Convention Centre, cnr Spencer and Flinders Streets, Melbourne, Victoria on Friday, 17 December 2004 at 10:00am Melbourne time.

If you are able to attend, would you please bring this letter with you to facilitate your admission into the Meeting.

ANZ staff will be available outside the meeting room should you wish to discuss banking services, investment products or shareholder matters.

As a foundation member of eTree, which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically, we will also have an eTree stand near the registration area.

I commend the eTree initiative to all shareholders and encourage you to register your e-mail address at the eTree stand to receive your future shareholder communications electronically.

If you are unable to attend the Meeting, I encourage you to vote using the attached Proxy Form. Alternatively, you can submit your proxy instructions electronically by visiting www.anz.com and clicking on the following links shareholders (top of page) > Annual General Meeting (left hand link) > Electronic Proxy Form (body of text).

Yours faithfully

/s/ Charles Goode
Chairman

Proxy Form
Australia and New Zealand Banking Group Limited ABN 11 005 357 522			ANZ SHARE REGISTRY GPO Box 242 Melbourne Victoria 3001 Australia

	Mark this box with an ‘X’ if you have made any changes to your address details (see reverse)	☒	Australia: 1800 11 33 99 New Zealand: 0800 174 007 United Kingdom: (0870) 702 0000 Facsimile: (61 3) 9473 2555

www.anz.com

Appointment of Proxy

I/We being a member/s of Australia and New Zealand Banking Group Limited and entitled to attend and vote hereby appoint

☒	The Chairman of the Meeting (mark with an X)	OR	If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Australia and New Zealand Banking Group Limited to be held at the John Batman Theatre, Melbourne Convention Centre, corner Spencer and Flinders Streets, Melbourne, Victoria on Friday, 17 December 2004 at 10.00am Melbourne time and at any adjournment of that meeting.

☒

IMPORTANT: FOR ITEM 3 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 3 below, please mark this box with an X. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of all Items including Item 3.

Voting directions to your proxy – please mark X to indicate your directions

2 Election of Directors	For	Against	Abstain*

a) To re-elect a director: Mr J. K. Ellis	☐	☐	☐

b) To re-elect a director: Ms M. A. Jackson AC	☐	☐	☐

c) To elect a director: Dr G. J. Clark	☐	☐	☐

d) To elect a director: Mr D. E. Meiklejohn	☐	☐	☐

e) To elect a director: Mr J. P. Morschel	☐	☐	☐

3 Grant of performance shares to Mr McFarlane	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll.

Authorised Signature/s

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /

☐	ANZ	2PR	+

HOW TO COMPLETE THE PROXY FORM

1 YOUR ADDRESS

This is your address as it appears on ANZ’s share register. If this information is incorrect, please mark the box and make the correction on the form. Members sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form.

2 APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. This person may be an individual or a body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of ANZ.

3 VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote all your shares, or abstain from voting all your shares, on an item of business by placing a mark in the appropriate box opposite the item. Alternatively, you may direct your proxy to vote a number or percentage of your shares in a particular way, and the remaining number or percentage in another way. This can be done by inserting the number or percentage in the appropriate box or boxes next to the item. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, or the number or percentage of shares specified in the FOR, AGAINST and ABSTAIN boxes for an item exceeds your total shareholding your vote on that item will be invalid.

4 APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons (including bodies corporate) as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning ANZ’s share registry or you may copy this form.

To appoint a second proxy you must:

a)             on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

a)             return both forms together in the same envelope.

5 SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the member must sign.

Joint Holding: where the holding is in more than one name, all of the members should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power with the registry for notation. If you have not previously done so, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, that person must sign this form. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the company is to attend the meeting the appropriate “Corporate Representative Form” should be produced prior to admission. This form may be obtained from ANZ’s share registry.

LODGEMENT OF A PROXY

This Proxy Form (and any authority under which it is signed or a certified copy of that authority) must be received by ANZ not later than 48 hours before the commencement of the meeting at 10.00am (Melbourne time) on Friday, 17 December 2004. Any Proxy Form, authority or certified copy of an authority received after that time will not be valid for the scheduled meeting. The following addresses are specified for the purposes of receipt of Proxy Forms and any authorities under which Proxy Forms are signed or certified copies of those authorities:

ANZ Share Registry

GPO Box 242

Melbourne Victoria 3001

Australia

ANZ Share Registry

Yarra Falls

452 Johnston Street

Abbotsford Victoria 3067

Australia

ANZ Share Registry

PO Box 82, The Pavilions

Bridgewater Road

Bristol BS99 7NH

United Kingdom

ANZ Share Registry

Private Bag 92119

Auckland 1020

New Zealand

Members may record their proxy voting instructions on ANZ’s website at www.anz.com. You will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN). Your HIN or SRN is shown on the top right hand corner of the Proxy Form.

Proxy Forms (and any authorities under which they are signed (or certified copies of those authorities)) may be sent by fax to facsimile number (61 3) 9473 2555

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

QUESTIONS
FROM SECURITYHOLDERS

Your questions regarding any matter relating to ANZ that may be relevant to the Annual General Meeting are important to us. We invite you to use this form to submit any questions. Please return it in the reply paid envelope provided or fax it to (61 3) 9273 4899 or e-mail investor.relations@anz.com

We will attempt to respond to as many of the more frequently asked questions as possible in the Chairman’s and Chief Executive Officer’s addresses at the Annual General Meeting. Due to the large number of questions we receive, we will not be replying on an individual basis.

You will also be able to listen to the addresses made at the Annual General Meeting live by webcast on www.anz.com

Securityholder’s Name	Securityholder Reference No. (SRN) or Holder Identification No. (HIN)

Address

Question(s)

SECURITYHOLDER

FEEDBACK FORM

Dear SecurityHolder

As a securityholder and reader of ANZ’s 2004 Annual Report, your opinion is very important to us. Please take a minute to fill in this survey form and have your say on the Report. Your feedback will help shape the way we report to you next year.

1              Which of the following applies to your reading of the 2004 ANZ Annual Report? (Please tick)

☐	Browsed through it	☐	Read some of it	☐	Read all of it

2              Using a 7 point scale, where 1 is poor and 7 is excellent, please indicate the extent to which you agree with the following statements (Please circle)

	Strongly disagree					Strongly agree
The overall look of the Report made me want to read it	1	2	3	4	5	6	7

The Report included the information I wanted to read as a securityholder	1	2	3	4	5	6	7

It was easy to find the information I wanted to read	1	2	3	4	5	6	7

The information was well written and easy to understand	1	2	3	4	5	6	7

The Report was interesting to read	1	2	3	4	5	6	7

3              When reading the 2004 ANZ Annual Report, how important to you are the following sections, on a 7 point scale, where 1 is poor and 7 is excellent? (Please circle)

	Not important				Extremely important
2004 Investor Snapshot	1	2	3	4	5	6	7

Chairman’s Report	1	2	3	4	5	6	7

Chief Executive Officer’s Report	1	2	3	4	5	6	7

Chief Financial Officer’s Review	1	2	3	4	5	6	7

Leadership and Vision	1	2	3	4	5	6	7

Business Head Interviews	1	2	3	4	5	6	7

Business Performance	1	2	3	4	5	6	7

The Environment	1	2	3	4	5	6	7

Community	1	2	3	4	5	6	7

Board of Directors	1	2	3	4	5	6	7

Corporate Governance	1	2	3	4	5	6	7

Glossary of Financial Terms	1	2	3	4	5	6	7

Remuneration	1	2	3	4	5	6	7

Guide to the Concise Financial Report	1	2	3	4	5	6	7

Concise Financial Report	1	2	3	4	5	6	7

Information for Shareholders (back cover)	1	2	3	4	5	6	7

4              Do you have any specific comments about this Annual Report or suggestions for next year?

5              Annual Report election request (Please tick)

☐            Please continue to send me a printed Annual Report

☐            Please don’t send me an Annual Report

☐            Please don’t send me an Annual Report but notify me by email when it is available for me to access on ANZ’s website

Name	SRN/HIN

Email Address

Yours faithfully

Simon Fraser

Head of Investor Relations

Please complete the above form, and return with your Proxy Form in the reply paid envelope provided or alternatively fax it to (613) 9273 34899

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 18 November 2004

* Print the name and title of the signing officer under his signature.